As confidentially submitted to the Securities and Exchange Commission on December 22, 2016.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

FORM S-11

FOR REGISTRATION

UNDER

THE SECURITIES ACT OF 1933

OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

Invitation Homes Inc.

(Exact name of registrant as specified in governing instruments)

Invitation Homes Inc.

1717 Main Street, Suite 2000

Dallas, TX 75201

Telephone: (972) 421-3600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Mark A. Solls

Executive Vice President and Chief Legal Officer

Invitation Homes Inc.

1717 Main Street, Suite 2000

Dallas, TX 75201

Telephone: (972) 421-3600

(Name, address, including zip code, and telephone number, including area code, of agent for service)

COPIES TO:

Joshua Ford Bonnie Edgar J. Lewandowski Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 Telephone: (212) 455-2000 Facsimile: (212) 455-2502	Gilbert G. Menna Scott C. Chase Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, NY 10018 Telephone: (212) 813-8800 Facsimile: (212) 355-3333

Approximate date of commencement of proposed sale to the public: As soon as is practicable after this registration statement becomes effective.

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee
Common Stock, par value $0.01 per share	$	$

(1)	Estimated solely for the purpose of determining the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933.
(2)	Includes shares of common stock subject to the underwriters’ option to purchase additional shares of common stock.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale thereof is not permitted.

Subject to Completion

Preliminary Prospectus dated December 22, 2016

PROSPECTUS

             Shares

Invitation Homes Inc.

Common Stock

This is an initial public offering of shares of common stock of Invitation Homes Inc. We are offering all of the              shares of common stock to be sold in this offering.

It is currently estimated that the initial public offering price per share will be between $        and $        per share. Prior to this offering there has been no public market for the common stock. We intend to apply for listing of our common stock on the             , or             , under the symbol “    .”

Upon the completion of this offering, we will be a Maryland corporation. We have elected to qualify as a real estate investment trust, or REIT, for U.S. federal income tax purposes. Shares of our common stock are subject to limitations on ownership and transfer that are primarily intended to assist us in maintaining our qualification as a REIT. Our charter will contain certain restrictions relating to the ownership and transfer of our common stock, including, subject to certain exceptions, a 9.8% limit, in value or by number of shares, whichever is more restrictive, on the ownership of outstanding shares of our common stock and a 9.8% limit, in value, on the ownership of shares of our outstanding stock. See “Description of Stock—Restrictions on Ownership and Transfer.”

After the completion of this offering, affiliates of The Blackstone Group L.P. will continue to own a majority of the voting power of shares eligible to vote in the election of our directors. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the     . See “Management—Controlled Company Exception” and “Principal Stockholders.”

We are an “emerging growth company” as defined under the federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for future filings. See “Summary—Implications of Being an Emerging Growth Company.”

See “Risk Factors” beginning on page 21 to read about certain factors you should consider before buying shares of common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Invitation Homes Inc.	$	$

Please see the section entitled “Underwriting” for a complete description of the compensation payable to the underwriters.

To the extent that the underwriters sell more than              shares of our common stock, the underwriters have the option to purchase up to an additional              shares from us at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on                     , 2017.

Deutsche Bank Securities	J.P. Morgan

BofA Merrill Lynch	Goldman, Sachs & Co.	Wells Fargo Securities

Prospectus dated                     , 2017.

Neither we nor the underwriters have authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus, any amendment or supplement to this prospectus or in any free writing prospectus prepared by us or on our behalf. Neither we nor the underwriters take any responsibility for, or can provide any assurance as to the reliability of, any information other than the information contained in this prospectus, any amendment or supplement to this prospectus or in any free writing prospectus prepared by us or on our behalf. We and the underwriters are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. You should assume that the information appearing in this prospectus or in any free writing prospectus prepared by us is accurate only as of their respective dates or on the date or dates which are specified in such documents. Our business, financial condition, liquidity, results of operations and prospects may have changed since those dates.

Through and including             , 2017 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

This prospectus includes market and industry data and forecasts that we have derived from independent consultant reports, publicly available information, various industry publications, other published industry sources and our internal data and estimates. Independent consultant reports, industry publications and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable. In addition, we have obtained a significant amount of such information, including the information under “Summary—Industry Overview” and “Industry Overview,” from a market study prepared for us in connection with this offering by John Burns Real Estate Consulting, or JBREC. Such information is included in this prospectus in reliance on JBREC’s authority as an expert on such matters. The estimates, forecasts and projections prepared by JBREC are based on data (including third-party data), significant assumptions, proprietary methodologies and the experience and judgment of JBREC. The assumptions and judgments made,

i

and the methodologies used, by JBREC may not be accurate. Further, there will usually be differences between projected and actual outcomes, because events and circumstances frequently do not occur as expected, and the differences may be material. Accordingly, the forecasts and projections included in this prospectus might not occur or might occur to a different extent or at a different time. For the foregoing reasons, neither we nor JBREC can provide any assurance that the estimates, forecasts and projections contained in this prospectus are accurate, actual outcomes may vary significantly from those contained or implied by the forecasts and projections, and you should not place undue reliance on these estimates, forecasts and projections. Except as required by law, we are not obligated to, and do not intend to, update the statements in this prospectus to conform to actual outcomes or changes in our or JBREC’s expectations. See “Experts.”

Our internal data and estimates are based upon information obtained from trade and business organizations and other contacts in the markets in which we operate and our management’s understanding of industry conditions.

Our business is currently owned by six holding entities: Invitation Homes L.P., Preeminent Holdings Inc., Invitation Homes 3 L.P., Invitation Homes 4 L.P., Invitation Homes 5 L.P. and Invitation Homes 6 L.P. We refer to these six holding entities collectively as the “IH Holding Entities.” Unless the context suggests otherwise, references to “IH1,” “IH2,” “IH3,” “IH4,” “IH5” and “IH6” refer to Invitation Homes L.P., Preeminent Holdings Inc., Invitation Homes 3 L.P., Invitation Homes 4 L.P., Invitation Homes 5 L.P. and Invitation Homes 6 L.P., respectively, in each case including any wholly owned subsidiaries, if applicable. The IH Holding Entities are under the common control of Blackstone Real Estate Partners VII L.P., an investment fund sponsored by The Blackstone Group L.P., and its general partner and certain affiliated funds and investment vehicles. Investment funds and vehicles associated with or designated by The Blackstone Group L.P. are referred to herein as “Blackstone” or “our Sponsor.” We refer to Blackstone, together with our management and other equity holders, collectively as our “pre-IPO owners.” Unless the context suggests otherwise, references in this prospectus to “Invitation Homes,” the “Company,” “we,” “our” and “us” refer (1) prior to the consummation of the reorganization transactions described in “Organizational Structure—Pre-IPO Transactions” (the “Pre-IPO Transactions”), to the combined IH Holding Entities and their consolidated subsidiaries and (2) after the consummation of the Pre-IPO Transactions, to Invitation Homes Inc. and its consolidated subsidiaries, including Invitation Homes Operating Partnership LP (our “Operating Partnership”).

In this prospectus:

•	“Adjusted EBITDA” is a supplemental, non-GAAP measure often utilized to evaluate the performance of real estate companies. We define Adjusted EBITDA as EBITDA before the following items: noncash incentive compensation expense; impairment and other; acquisition costs; gain (loss) on sale of property; and interest income and other miscellaneous income and expenses. Adjusted EBITDA is used as a supplemental financial performance measure by management and by external users of our financial statements, such as investors and commercial banks. The GAAP measure most directly comparable to Adjusted EBITDA is net income or loss. Adjusted EBITDA is not used as a measure of our liquidity and should not be considered an alternative to net income or loss or any other measure of financial performance presented in accordance with GAAP. Our Adjusted EBITDA may not be comparable to the Adjusted EBITDA of other companies due to the fact that not all companies use the same definition of Adjusted EBITDA. Accordingly, there can be no assurance that our basis for computing this non-GAAP measure is comparable with that of other companies. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures” for additional information regarding our use of Adjusted EBITDA;

•

“Adjusted FFO” is a supplemental, non-GAAP measure often utilized to evaluate the performance of real estate companies. We define Adjusted FFO as Core FFO less recurring capital expenditures that are necessary to help preserve the value of and maintain functionality of our homes. The GAAP measure most directly comparable to Adjusted FFO is net income or loss. Adjusted FFO is not used as a measure of our liquidity and should not be considered an alternative to net income or loss or any other measure of financial performance presented in accordance with GAAP. Our Adjusted FFO may not be comparable to the Adjusted FFO of other companies due to the fact that not all companies use the same definition of Adjusted FFO. Accordingly, there can be no assurance that our basis for computing this non-GAAP measure is comparable with that of other companies. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures” for additional information regarding our use of Adjusted FFO;

•	“average capital expenditures per home” for an identified population of homes represents (i) costs and expenditures that must be capitalized in accordance with GAAP related to general repairs and maintenance, pool service and maintenance costs (excluding any costs incurred during the upfront renovation of homes), and making a home ready to be re-leased after a resident moves out divided by (ii) the number of homes in such population;

•	“average cost to maintain a home (gross)” represents the summation of average maintenance and turnover expense per home and average capital expenditures per home, in each case before giving effect to any offsetting income received directly from residents or withheld out of resident security deposits;

•	“average maintenance and turnover expense per home” for an identified population of homes represents (i) costs and expenditures that must be expensed (rather than capitalized) in accordance with GAAP related to general repairs and maintenance, pool service and maintenance costs (excluding any costs incurred during the upfront renovation of homes), and making a home ready to be re-leased after a resident moves out divided by (ii) the number of homes in such population;

•	“average monthly rent” represents the average of the contracted monthly rent for occupied properties in an identified population of homes for the relevant period and reflects rent concessions amortized over the life of the related lease;

•	“average occupancy” for an identified population of homes represents (i) the number of days that the homes available for lease in such population were occupied, divided by (ii) the total number of available days in the measurement period for the homes in that population;

•	“Case Shiller Index” refers to the S&P CoreLogic Case-Shiller U.S. National Home Price Index, a repeat sales, value and interval weighted, econometric home price index model that measures changes in U.S. single-family housing market prices;

•	“Core FFO” is a supplemental, non-GAAP measure often utilized to evaluate the performance of real estate companies. We define Core FFO as FFO adjusted for amortization of deferred financing costs and discounts related to our financing arrangements, expenses related to this offering, noncash incentive compensation expense, severance expenses and acquisition costs, as applicable. The GAAP measure most directly comparable to Core FFO is net income or loss. Core FFO is not used as a measure of our liquidity and should not be considered an alternative to net income or loss or any other measure of financial performance presented in accordance with GAAP. Our Core FFO may not be comparable to the Core FFO of other companies due to the fact that not all companies use the same definition of Core FFO. Accordingly, there can be no assurance that our basis for computing this non-GAAP measure is comparable with that of other companies. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures” for additional information regarding our use of Core FFO;

•	“Core NOI margin” for an identified population of homes is calculated by dividing NOI by total revenues, net of resident concessions and recoveries attributable to such population;

•	“days to re-resident” for an individual home represents the number of days a home is unoccupied between residents, calculated as the number of days between (i) the date the prior resident moves out of a home, and (ii) the date the next resident is granted access to the same home, which is deemed to be the earlier of (x) the next resident’s contractual lease start date and (y) the next resident’s move-in date;

•	“EBITDA” is a supplemental, non-GAAP measure often utilized to evaluate the performance of real estate companies. We define EBITDA as net income or loss (computed in accordance with GAAP) before the following items: interest expense; income tax expense; and depreciation and amortization. EBITDA is used as a supplemental financial performance measure by management and by external users of our financial statements, such as investors and commercial banks. The GAAP measure most directly comparable to EBITDA is net income or loss. EBITDA is not used as a measure of our liquidity and should not be considered an alternative to net income or loss or any other measure of financial performance presented in accordance with GAAP. Our EBITDA may not be comparable to the EBITDA of other companies due to the fact that not all companies use the same definition of EBITDA. Accordingly, there can be no assurance that our basis for computing this non-GAAP measure is comparable with that of other companies. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures” for additional information regarding our use of EBITDA;

•	“FFO” is a supplemental, non-GAAP measure often utilized to evaluate the performance of real estate companies. FFO is defined by NAREIT as net income or loss (computed in accordance with GAAP) excluding gains or losses from sales of previously depreciated real estate assets, plus depreciation, amortization and impairment of real estate assets, and adjustments for unconsolidated partnerships and joint ventures. The GAAP measure most directly comparable to FFO is net income or loss. FFO is not used as a measure of our liquidity and should not be considered an alternative to net income or loss or any other measure of financial performance presented in accordance with GAAP. Our FFO may not be comparable to the FFO of other companies due to the fact that not all companies use the same definition of FFO. Accordingly, there can be no assurance that our basis for computing this non-GAAP measure is comparable with that of other companies. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures” for additional information regarding our use of FFO;

•	“GAAP” refers to generally accepted accounting principles in the United States;

•	“in-fill” refers to markets, MSAs, submarkets, neighborhoods or other geographic areas that are typified by significant population densities and low availability of land suitable for being developed into competitive properties, resulting in limited opportunities for new construction;

•	“Metropolitan Statistical Area” or “MSA” is defined by the U.S. Office of Management and Budget as a region associated with at least one urbanized area that has a population of at least 50,000 and comprises the central county or counties containing the core, plus adjacent outlying counties having a high degree of social and economic integration with the central county or counties as measured through commuting;

•	“Multifamily REIT Comparison Set” means the following publicly traded U.S. apartment REITs, each of which (i) had a market capitalization in excess of $1.0 billion based on the last reported sale price of their listed common stock on November 17, 2016, and (ii) reported both same store occupancy and turnover rate for the nine months ended September 30, 2016: AvalonBay Communities, Inc.; Equity Residential; Essex Property Trust, Inc.; UDR, Inc.; Camden Property Trust; Mid-America Apartment Communities, Inc.; and Post Properties, Inc. Average occupancy and annualized same store turnover is calculated for the Multifamily REIT Comparison Set based on publicly reported results;

We present Multifamily REIT performance data because we believe many investors consider and compare single-family rental REITs and multifamily REITs when considering exposure to the U.S. housing and rental market. In addition, we believe there are many similarities between these two sectors with respect to key industry drivers, operating techniques and metrics used to measure operating performance. For example, both sectors are impacted by many of the same macroeconomic and demographic drivers, offer leases that are similar in duration and are priced using similar tools and methodologies and have cost structures that require similar categories of operating and capital expenditure;

•	“NAREIT” is the National Association of Real Estate Investment Trusts;

•	“net effective rental rate growth” for any home represents the difference between the monthly rent from an expiring lease and the monthly rent from the next lease, in each case, net of any amortized concessions. Leases are either renewal leases, where our current resident chooses to stay for a subsequent lease term, or a new lease, where our previous resident moves out and a new resident signs a lease to occupy the same home;

•	“net operating income” or “NOI” is a non-GAAP measure often used to evaluate the performance of real estate companies. We define NOI for an identified population of homes as rental revenues and other property income less property operating and maintenance expense (which consists primarily of property taxes, insurance, homeowners’ association fees (when applicable), market-level personnel expenses, repairs and maintenance, leasing costs and marketing). NOI excludes: interest expense; depreciation and amortization; general and administrative expense; property management expense; impairment and other; acquisition costs; (gain) loss on sale of property; and interest income and other miscellaneous income and expenses. NOI is not used as a measure of our liquidity and should not be considered as an alternative to net income or loss or any other measure of financial performance presented in accordance with GAAP. Our NOI may not be comparable to the NOI of other companies due to the fact that not all companies use the same definition of NOI. Accordingly, there can be no assurance that our basis for computing this non-GAAP measure is comparable with that of other companies. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures” for additional information regarding our use of NOI;

•	“Northern California” includes Modesto, CA, Napa, CA, Oakland-Fremont-Hayward, CA, Sacramento-Arden-Arcade-Roseville, CA, San Jose-Sunnyvale-Santa Clara, CA, Stockton-Lodi, CA, Vallejo-Fairfield, CA and Yuba City, CA;

•	“PSF” means per square foot;

•	“Same Store” or “Same Store portfolio” includes, for a given reporting period, homes that have been stabilized (defined as homes that have (i) completed an upfront renovation and (ii) entered into at least one post-renovation Invitation Homes lease) for at least 90 days prior to the first day of the prior-year measurement period and excludes homes that have been sold and homes that have been designated for sale but have not yet entered into a written sale agreement during such reporting period. Same Store portfolios are established as of January 1st of each calendar year. Therefore, any home included in the Same Store portfolio will have satisfied the conditions described in clauses (i) and (ii) above prior to October 3rd of the year prior to the first year of the comparison period. We believe presenting information about the portion of our portfolio that has been fully operational for the entirety of a given reporting period and its prior year comparison period provides investors with meaningful information about the performance of our comparable homes across periods and about trends in our organic business;

•	“South Florida” includes Fort Lauderdale-Pompano Beach-Deerfield Beach, FL, Key West, FL, Miami-Miami Beach-Kendall, FL and West Palm Beach-Boca Raton-Delray Beach, FL;

•	“Southern California” includes Anaheim-Santa Ana-Irvine, CA, Los Angeles-Long Beach-Glendale, CA, Oxnard-Thousand Oaks-Ventura, CA, Riverside-San Bernardino-Ontario, CA and San Diego-Carlsbad-San Marcos, CA;

•	“total homes” or “total portfolio” refers to the total number of homes we own, whether or not stabilized, and excludes any properties previously acquired in purchases that have been subsequently rescinded or vacated. Unless the context otherwise requires, all measures in this prospectus are presented on a total portfolio basis;

v

•	“turnover rate” represents the number of instances that homes in an identified population become unoccupied in a given period, divided by the number of homes in such population. To the extent the measurement period shown is less than 12 months, the turnover rate will be reflected on an annualized basis; and

•	“Western United States” includes our Southern California, Northern California, Seattle, Phoenix and Las Vegas markets.

Except where the context requires otherwise, the information in this prospectus assumes no exercise by the underwriters of their option to purchase up to an additional              shares from us and that the shares to be sold in this offering are sold at $        per share, which is the mid-point of the price range indicated on the front cover of this prospectus.

SUMMARY

This summary does not contain all of the information that you should consider before investing in shares of our common stock. You should read the entire prospectus and any free writing prospectus prepared by us or on our behalf carefully before making an investment decision, especially the risks discussed under “Risk Factors,” “Unaudited Pro Forma Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined and consolidated financial statements and the related notes included elsewhere in this prospectus.

Invitation Homes

We are a leading owner and operator of single-family homes for lease in the United States. Our portfolio of nearly 50,000 high quality homes is wholly owned and is concentrated in attractive in-fill submarkets of major MSAs. We have selected locations with strong demand drivers, high barriers to entry and high rent-growth potential. We are highly concentrated in the Western United States and Florida, with 72% of our revenues generated in those regions and 54% of revenues coming from California and Florida alone during the three months ended September 30, 2016. Through disciplined market and asset selection, we designed our portfolio to capture the operating benefits of local density as well as economies of scale that we believe cannot be readily replicated. Since our founding in 2012, we have built a proven, vertically integrated operating platform that allows us to effectively and efficiently acquire, renovate, lease, maintain and manage our homes. We believe that the investments we make, and the high standard to which we renovate our homes, improve our local communities both by offering residents choice and access to a superior quality of living and by driving local employment. Our world-class portfolio and differentiated, vertically integrated platform have enabled us to achieve strong operating results and we believe create significant opportunities for future growth.

We invest in markets that we expect will exhibit lower new supply, stronger job and household formation growth and superior NOI growth relative to the broader U.S. housing and rental market. Within our 13 markets, we target attractive neighborhoods in in-fill locations with multiple demand generators, such as proximity to major employment centers, desirable schools and transportation corridors. More than 95% of our revenue for the three months ended September 30, 2016 was earned in markets where we have at least 2,000 homes, driving significant operational efficiency. Our homes average approximately 1,850 square feet with three bedrooms and two bathrooms and an average monthly rent of $1,623 for the three months ended September 30, 2016, appealing to a resident base that we believe is less transitory than the typical multifamily resident. We have made approximately $1.2 billion of upfront renovation investment in the homes in our portfolio, representing approximately $25,000 per home, in order to address capital needs, reduce ongoing maintenance costs and drive resident demand. As a result, our portfolio benefits from high occupancy and low turnover rates, and we are well positioned to drive strong rent growth, attractive margins and predictable cash flows.

Through our disciplined operating and investment expertise, we:

•	generated $905 million in total revenues for the twelve months ended September 30, 2016;

•	increased net effective rental rates on leases signed in the quarter ended September 30, 2016 by 6.1% over the prior lease rates;

•	achieved average occupancy of 96.1% for our 36,569 home Same Store portfolio (consisting of homes which had commenced their initial post-renovation lease prior to October 3, 2014) for the nine months ended September 30, 2016;

•	grew total revenues for our Same Store portfolio by 5.0% for the nine months ended September 30, 2016 as compared to the nine months ended September 30, 2015;

•	grew NOI for our Same Store portfolio by 7.4% for the nine months ended September 30, 2016 as compared to the nine months ended September 30, 2015; and

•	experienced home price appreciation of 6.3% in our markets for the twelve months ended August 31, 2016 (weighted by revenue contribution) based on the August 2016 Case Shiller Index, outpacing growth in the broader U.S. market by 18%.

We believe we are well positioned to achieve organic growth through a combination of rent increases driven by strong market fundamentals (including demographic shifts), new ancillary revenue opportunities and increasing operational efficiencies. We continue to identify and implement new opportunities to drive revenue in the near and longer term by applying proven approaches of multifamily rental providers. We also see opportunities to expand margins by centralizing additional support and administrative functions and continuing to optimize our platform. In addition, we intend to capitalize on a highly fragmented market by utilizing our proven acquisition capability and flexible balance sheet to make attractive investments.

Our Portfolio

The following table provides summary information regarding our total and Same Store portfolios (consisting of homes which had commenced their initial post-renovation lease prior to October 3, 2014) as of and for the periods indicated.

Market	Number of Homes(1)	Average Occupancy(2)	Average In-Place Monthly Rent(3)	Average Monthly Rent PSF(3)	% of Revenue(4)
Western United States
Southern California	4,633	94.8%	$2,148	$1.27	12.4%
Northern California	2,892	96.4%	1,680	1.07	6.7%
Seattle	3,177	94.2%	1,847	0.97	7.9%
Phoenix	5,636	95.0%	1,112	0.71	8.2%
Las Vegas	940	95.2%	1,417	0.74	1.8%

Western United States Subtotal	17,278	95.1%	1,638	0.97	37.0%

Florida
South Florida	5,588	94.9%	2,118	1.10	14.7%
Tampa	4,997	94.9%	1,540	0.79	9.8%
Orlando	3,734	95.1%	1,465	0.76	7.0%
Jacksonville	2,018	94.8%	1,536	0.77	3.9%

Florida Subtotal	16,337	94.9%	1,719	0.89	35.4%

Southeast United States
Atlanta	7,537	94.0%	1,336	0.65	12.5%
Charlotte	3,123	94.4%	1,348	0.68	5.3%

Southeast United States Subtotal	10,660	94.2%	1,339	0.66	17.8%

Midwest United States
Chicago	2,973	92.3%	1,997	1.18	7.2%
Minneapolis	1,183	94.0%	1,734	0.87	2.6%

Midwest United States Subtotal	4,156	92.8%	1,922	1.08	9.8%

Total / Average	48,431	94.6%	$1,623	$0.88	100.0%

Same Store Portfolio Total / Average	36,569	96.1%	$1,623	$0.87	76.5%

(1)	As of September 30, 2016.
(2)	Represents average occupancy for the nine months ended September 30, 2016.
(3)	Represents average rent for the three months ended September 30, 2016.
(4)	Represents the percentage of revenue generated in each market for the three months ended September 30, 2016.

Our Platform

Our vertically integrated, scalable platform allows greater influence over the experience of our residents while enabling us to better control operating costs and continuously share best practices across functional areas of the business. Our differentiated platform is built upon:

•	Resident-centric focus. Our high-touch business model enables us to continuously solicit and integrate resident feedback into our operations and tailor our approach to address their preferences, providing a superior living experience and fostering customer loyalty. We believe this, in turn, drives rent growth, occupancy and low turnover rates and will enable us to develop significant brand equity in the longer term.

•	Local presence and expertise. We employ a differentiated “Community Model” whereby in-market managers oversee the operations of local leasing management, property management and maintenance teams, enabling us to provide outstanding resident service, leverage local expertise in managing rental, occupancy rates and turnover rates, and improve cost and oversight over renovations and ongoing maintenance. As a result of our concentrated footprint within our markets, our regional managers and in-market teams are able to realize local-operator advantages, while still benefiting from significant economies of scale.

•	Scalable, centralized infrastructure. We support local market operations with national strategy, infrastructure and standards to drive efficiency, consistency and cost savings. We utilize our extensive scale to ensure the consistent quality of our resident experience and maximize cost efficiencies and purchasing power. On a national level we are also able to standardize resident leases, employ a consistent approach to resident screening and leasing operations, and utilize dynamic, rules-based pricing tools informed by local market conditions.

Our approach to asset management similarly combines local presence and expertise with national oversight. Our investment and asset management teams are located in-market and apply their local market knowledge within the framework of a proprietary and consistent underwriting methodology. Through the integration of investment management and property management functions, our platform enables our asset management teams to incorporate real time information regarding leasing activity, property operations, maintenance and capital spending into asset selection. We believe the advantages of our integrated acquisition platform and local market expertise have driven the quality of our existing portfolio of 48,431 homes as of September 30, 2016, over 94% of which were acquired in single-asset transactions. We believe that employing experienced, in-house acquisitions teams at the local level gives us a competitive advantage in selectively acquiring homes that will maximize risk-adjusted total return.

Our Competitive Strengths

We believe our position as a leading single-family residential owner and operator is founded on the following competitive strengths:

Large vertically integrated owner and operator with unmatched scale in attractive markets

We own and operate the largest portfolio of single-family homes for lease in the United States based on revenue. Our extensive scale enhances diversification, predictability of cash flows and cost savings. Over 95% of our portfolio, on a revenue basis for the three months ended September 30, 2016, is located in markets where we have at least 2,000 homes. This local density and scale allows us to achieve greater operational efficiency, reduce operating costs and gain superior local market knowledge. In addition, this scale increases our ability to optimize our portfolio through the selective disposition of non-core assets without impacting our ability to operate efficiently. Across markets, we leverage preferred national and local vendors to ensure consistent quality and maximize purchasing power, employ standardized resident screening practices and leases, control our leasing approach through the use of exclusive broker arrangements, and adhere to dynamic, rules-based pricing tools informed by our community presence. Our integrated, scalable platform offers in-house capability at every phase of our business, including acquisition underwriting and execution, upfront capital investment and renovation, ongoing leasing and maintenance operations, and dispositions. We believe this allows us greater ability to control and improve our residents’ experience and manage operating costs, while providing detailed market intelligence that we utilize to drive occupancy, low turnover rates and rent growth.

Quality homes located in high growth markets with low new supply

We have selected markets that we believe will experience strong population, household formation and employment growth and exhibit constrained levels of new home construction. As a result, we believe our markets have and will continue to outperform the broader U.S. housing and rental market in rent growth and home price appreciation. As measured by the August 2016 Case Shiller Index, home price appreciation in our markets was 6.3% for the twelve months ended August 31, 2016, outpacing growth in the broader U.S. market over the same period by 18%. We believe home price appreciation is a leading indicator of future rental growth. Within our markets, we have focused on highly desirable in-fill locations with multiple demand drivers, such as proximity to major employment centers, attractive schools and transportation corridors. We have largely avoided bulk portfolio acquisitions, choosing instead to construct our portfolio mainly through individual acquisitions by our local teams, who seek to identify the assets in our markets with the strongest demand and return profiles according to our rigorous underwriting criteria.

When we acquire a home, we make disciplined capital investments designed to enhance its desirability and minimize the need for ongoing maintenance. Since our inception in 2012, we have made upfront renovation investments in our portfolio totaling more than $1.2 billion, or an average of $25,000 per home. Through our disciplined market focus and differentiated approach to acquisitions and renovations, we believe we have assembled a portfolio of single-family homes for lease that cannot be readily replicated by new entrants, commands premium rents per square foot and which positions us well for future internal growth.

Proven asset management and portfolio optimization capabilities

Our portfolio was strategically assembled by in-house property acquisition teams operating locally in each of our markets with national oversight. Our acquisition teams have acquired 94% of our 48,431 homes as of September 30, 2016 in single-asset acquisitions. Today, we have a 25-member asset management team, 22 of whom operate in our local markets and source and underwrite acquisition opportunities by applying local expertise within the parameters of a disciplined and proprietary underwriting methodology. In evaluating acquisitions, we analyze 64 factors, including neighborhood desirability, proximity to employment centers, schools, transportation corridors, community amenities, construction type and the extent of ongoing capital needs, among others. We have developed an extensive network of local market relationships, which coupled with our ability to provide speed and certainty of closing to sellers, affords us enhanced access to acquisition opportunities across multiple channels, including local and national brokers, banks, contractors, homebuilders and other single-family home rental operators. The depth and breadth of our local broker networks, our deep understanding of local markets and our ability to effectively leverage technology to gather and analyze market data have enabled us to underwrite more than one million individual homes since our inception, from which we have assembled our high quality portfolio of nearly 50,000 homes.

We also maintain a sophisticated process to identify and efficiently dispose of homes that no longer fit our investment objectives. We believe we have a proven ability to maximize sales prices while reducing time to sale and selling costs by utilizing multiple distribution channels, including bulk portfolio sales, our new “Resident

First Look” program, which facilitates home sales to our current residents, direct-to-market sales and multiple listings services (“MLS”). As of September 30, 2016, we have sold 2,491 properties in 589 individual transactions across these channels.

Superior property management and resident-centric approach drive strong performance

We believe our Community Model, supported by national infrastructure and standards, offers residents a differentiated value proposition and provides us enhanced control and efficiency in operating our portfolio. Our Community Model is a localized approach to property management that seeks an optimal balance between operating scale and local control and expertise. In order to monitor their satisfaction and improve service, we maintain regular contact with our residents through our in-market maintenance teams, property management personnel and resident polling. We have achieved an “A” rating with the Better Business Bureau. We believe our high resident satisfaction has driven strong occupancy and low turnover rates. For the nine months ended September 30, 2016, our Same Store portfolio (consisting of homes which had commenced their initial post-renovation lease prior to October 3, 2014) experienced 96.1% average occupancy and an annualized turnover rate of 37.2%, as compared to the average Multifamily REIT Comparison Set same store occupancy rate and same store annualized turnover rate of 96.1% and 55.2%, respectively, for the same period. In addition, by responding to maintenance requests primarily with in-house technicians, we believe we can more effectively control the cost and time of maintenance. In 2015, more than 50% of our maintenance calls were addressed with in-house technicians. To support and guide our community teams, we have developed robust national infrastructure and standards to drive consistency, efficiency and cost savings. We believe our operating platform enables us to drive NOI growth and margins in our portfolio. For the nine months ended September 30, 2016, we grew NOI of our 36,569 home Same Store portfolio by 7.4%, as compared to the nine months ended September 30, 2015.

Experienced management team leading an industry innovator

We are led by a seasoned management team with extensive residential and public company leadership experience whose interests are highly aligned with those of our stockholders. We have been a pioneer in the institutional single-family rental industry since its emergence and have taken a leadership role in its evolution. We helped develop the financing and securitization markets for the asset class by executing the first single-family rental securitized financing. In addition, we were a founding member of the National Rental Home Council, the single-family rental industry trade association, which is currently led by our President and Chief Executive Officer.

We have received a number of industry awards, including International Financing Review’s 2013 Structured Finance Deal of the Year, IMN’s 2016 Commercial Real Estate Award for “Innovation in Property Management,” and Satisfacts’ 2015 “Superior Resident Satisfaction” company award.

Our Business and Growth Strategies

Our primary objective is to offer our residents a superior living experience by combining high-quality homes with outstanding resident service, creating a differentiated value proposition whose success inures to the benefit our stockholders. We believe we can achieve our goal to create value for our residents and investors through the following business and growth strategies:

Drive revenue growth and capitalize on attractive fundamentals in our markets

We believe our markets will continue to exhibit lower new supply, stronger job and household formation growth and superior NOI growth relative to the broader U.S. housing and rental markets. We intend to capitalize on these favorable market dynamics to drive growth by optimizing rents while maintaining occupancy and growing complementary revenue streams. We believe we can outperform market rental growth by continuing to develop and implement sophisticated revenue management processes and systems to produce and analyze more insightful market intelligence. In addition, given our high-touch, resident-centric approach to property management, we believe we can offer tailored revenue-enhancing capital investment and other upgrades in exchange for rent premiums. We also continue to identify and implement complementary income opportunities, including preferred vendor and referral arrangements for the provision of various residential services, such as telephone, cable and internet service, landscaping, security systems and renters insurance.

Further expand margins by enhancing our operational efficiency

We believe we can continue to expand margins not only by capitalizing on our significant revenue growth opportunities, but also through continuing efforts to improve efficiency and reduce cost. Our extensive portfolio size and local market density create significant opportunities for us to capture additional economies of scale and operational efficiencies to drive profitability. We will seek to continue to reduce the time and cost of maintenance and resident turnover through proven initiatives, such as the optimization of pre-leasing programs, preventative maintenance and the use of more durable products like hard flooring instead of carpet. We will continue to standardize our leasing process by leveraging best practices developed from executing more than 136,500 leases since our inception. In addition, we believe we can achieve additional cost reductions while maintaining the quality and consistency of the resident experience by continuing to centralize select administrative functions, such as leasing and maintenance call centers and lease administration and procurement operations. Finally, we see opportunities for cost savings through improved property management technology, such as systems to more efficiently process maintenance requests.

Continue to grow and optimize our portfolio through disciplined acquisitions and selective dispositions

With the experience and expertise gained through over 45,000 single-asset acquisitions, we have developed and implemented an investment strategy designed to maximize risk-adjusted total return. Within markets where we see rent growth potential, we focus on in-fill locations with multiple demand drivers, such as proximity to major employment centers, attractive schools and transportation corridors. We select high quality homes with appeal for broad segments of rental demand, averaging approximately 1,850 square feet with three bedrooms and two bathrooms and an average monthly rent of $1,623 for the three months ended September 30, 2016. Leveraging our market density, relationships, local knowledge and scale, we intend to continue to execute this strategy to grow our portfolio in our markets. The single-family rental market is highly fragmented with only one percent of the approximately 15.8 million single-family rental units in the United States owned by institutional owners, according to JBREC. We believe we are well positioned to be a consolidator given our position as the largest owner of single-family homes for lease, proven capital allocation strategies and financial flexibility. Since our inception, we have also disposed of approximately 2,500 homes that did not meet our long term investment criteria, demonstrating our ability to employ multiple disposition channels to optimize our portfolio and redeploy capital into more attractive investment opportunities without relinquishing the benefits of in-market scale.

Maintain a strong and flexible capital structure to support our growth

As a publicly traded company, we believe we will have enhanced access to multiple forms of cost-efficient capital, further enhancing our ability to effectively manage our balance sheet and financial profile. Since our inception, we have built strong relationships with numerous lenders, investors and other capital providers. We believe these relationships, coupled with our demonstrated financing track record, will provide us with significant financial flexibility and capacity to fund future growth. We intend to be disciplined with our financial management and continue to enhance our financial flexibility through the ongoing reduction of our debt over time.

Industry Overview

Residential housing is the largest real estate asset class in the United States, with 121 million total housing units and a total value of more than $22.0 trillion, according to the Federal Reserve Flow of Funds report for the second quarter of 2016. The single-family rental market has grown in recent years as the homeownership rate has declined following the global financial crisis. The number of single-family rental units increased 35% from 11.7 million as of September 30, 2006 to 15.8 million as of September 30, 2016, as the homeownership rate fell from a high of 69.2% as of December 31, 2004 to 63.5% as of September 30, 2016.

New single and multifamily housing supply is significantly below long-term average levels. Since the start of the housing crisis in 2007, new housing permits as a share of households have averaged 43% below the 1980-2015 average and JBREC expects 2016 levels to be 27% below the 1980-2015 average. This decline in supply has been even more pronounced in Invitation Homes’ markets: new housing permits as a share of households for 2007-2015 and 2016 were 60% below and 43% below the 1980-2015 averages, respectively. This persistent level of supply below historical averages has primarily been caused by rising costs of land, labor and materials, as well as limited debt and equity capital available for new construction. Single-family construction activity is expected to remain low over the near and intermediate term. In addition to overall levels of housing supply below long term averages, new entry-level single-family housing supply has declined significantly. Notably, the share of new homes 1,800 square feet or less (the typical size of entry-level homes) has fallen from an average of 34% of new single-family housing supply in 1999-2004 (prior to the housing downturn) to 21% in 2015, a nearly 40% decline.

JBREC believes that the typical single-family rental resident prefers single-family homes over apartments due to lifestyle differences (e.g., families with children, space requirements and quality of schools). The propensity to rent has increased for every age group due to factors including delaying of major life events, increasing student loan burdens, reduced availability of mortgage credit and lifestyle preference for renting. Consequently, the national rentership rate, which is the inverse of the homeownership rate, reached 37% in the second quarter of 2016, a level not seen since 1973, and is forecast by JBREC to continue to climb through 2025. Limited new supply, when combined with forecast demand growth, should drive increased occupancy and rental rates for single-family homes for lease.

Job growth has continuously improved since 2011 and household formation is accelerating. Thirteen million total new jobs have been added since 2011, or an average of 2.6 million jobs per year through 2015 (1.8% annual job growth). Due to job growth and demographics, JBREC forecasts that an estimated 4.8 million net new households will be formed from 2017 to 2020, or 1.2 million annually. Demographics are a significant driver of household growth, with the 25-44 age cohort (the primary drivers of household formations) forecast to increase by 8.8 million people from 2016 to 2025. The majority of these new households are expected to be renter households. While the United States as a whole is expected to continue to experience job and household growth, trends in Invitation Homes’ markets have been stronger than the U.S. average and this outperformance is expected to continue. Invitation Homes’ markets are forecast to experience household growth of 1.8% per year over 2016-2018 and job growth of 1.6% per year over the same time period. These levels are 86% and 60% higher, respectively, than the projected U.S. average over the same time period. Superior growth fundamentals in Invitation Homes’ markets have contributed to new lease net effective rental rate growth of 6.2% for the nine months ended September 30, 2016 based on data provided by Invitation Homes on its portfolio, compared to 4.1% for the United States on average over the same time period.

Rising interest rates may result in greater rental demand, as the increasing cost of homeownership may make rental housing relatively more attractive. While rising interest rates increase the cost of homeownership, rising rates have not historically been linked to falling home prices, especially during periods of economic growth and wage growth. The demand created by a growing economy (increased jobs, income growth, and increased consumer confidence) has historically offset the increased cost of housing caused by rising mortgage rates.

Meanwhile, home prices still appear attractive compared to multifamily prices. Home prices in the United States are still 2% below 2007 pricing levels as measured by the Case Shiller Index, while multifamily property prices are 38% above 2007 levels based on the Green Street Advisors Apartment Commercial Property Price Index. Home price appreciation growth was 5.3% year-over-year for the United States on average as of August 2016, while home prices in Invitation Homes’ markets grew at 6.3% on average for the same period and remain 13% below 2007 pricing levels. Due to continued favorable housing fundamentals, JBREC expects home price appreciation to continue over the near term.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our most recently completed fiscal year as of the initial filing date of the registration statement of which this prospectus forms a part, we qualify as an ‘‘emerging growth company’’ as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies that are not emerging growth companies. These provisions include, among other things:

•	presentation of only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations;

•	reduced disclosure about our executive compensation arrangements;

•	no non-binding stockholder advisory votes on executive compensation or golden parachute arrangements; and

•	exemption from the auditor attestation requirement in the assessment of our internal controls over financial reporting.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company upon the earliest of: (1) the end of the fiscal year following the fifth anniversary of this offering; (2) the last day of the first fiscal year during which our annual gross revenue was $1.0 billion or more; (3) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or (4) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We have taken advantage of reduced disclosure regarding executive compensation arrangements and the presentation of certain historical financial information in this prospectus, and we may choose to take advantage of some but not all of these reduced disclosure obligations in future filings. If we do, the information that we provide stockholders may be different than you might get from other public companies in which you hold stock.

The JOBS Act permits an emerging growth company such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

Organizational Structure

In connection with this offering, we will effect the Pre-IPO Transactions as described in greater detail in “Organizational Structure—Pre-IPO Transactions.” Following the Pre-IPO Transactions, all of our assets will be held, and our operations conducted, by Invitation Homes Operating Partnership LP, our “Operating Partnership.” We will initially own 100% of our Operating Partnership. Following this offering, we may from time to time issue common units of partnership interest in our Operating Partnership (“OP Units”) to third parties, which, subject to the terms of the partnership agreement of our Operating Partnership, may be redeemed by holders for cash based upon the market value of an equivalent number of shares of our common stock or, at our election, exchanged for shares of our common stock on a one-for-one basis subject to customary conversion rate adjustments for splits, unit distributions and reclassifications.

The following simplified diagram depicts our organizational structure and equity ownership immediately following this offering. This chart is provided for illustrative purposes only and does not show all of our legal entities or ownership percentages of such entities.

(1)	Does not reflect shares issuable pursuant to the Invitation Homes Inc. 2017 Omnibus Incentive Plan (the “Omnibus Incentive Plan”) to be received by management in connection with this offering, including shares issuable upon conversion of previously issued incentive awards and shares underlying grants of restricted stock units that we anticipate making to our employees. See “Management—Executive Compensation—Long-Term Incentive Compensation” and “—Actions Taken in Connection with the Offering.”
(2)	Invitation Homes Inc. will initially own 100% of the Operating Partnership directly and through its wholly owned subsidiary, Invitation Homes OP GP LLC, which will serve as the Operating Partnership’s sole general partner.

Our Sponsor

Blackstone (NYSE: BX) is one of the world’s leading investment firms. Blackstone’s alternative asset management businesses include the management of corporate private equity funds, real estate funds, hedge funds solutions, credit-oriented funds and closed-end mutual funds. Through its different businesses, Blackstone had total assets under management of approximately $361.0 billion as of September 30, 2016. Blackstone’s global real estate group is the largest private equity real estate manager in the world with $101.9 billion of investor capital under management as of September 30, 2016.

Summary Risk Factors

Investing in our common stock involves substantial risks, and our ability to successfully operate our business is subject to numerous risks, including those that are generally associated with operating in the real estate industry. Some of the more significant challenges and risks include the following:

•	our operating results are subject to general economic conditions and risks associated with our real estate assets;

•	we are employing a business model with a limited track record, which may make our business difficult to evaluate, and we have a limited operating history;

•	we may not be able to effectively manage our growth, and any failure to do so may have an adverse effect on our business and operating results;

•	a significant portion of our costs and expenses are fixed and we may not be able to adapt our cost structure to offset declines in our revenue;

•	increasing property taxes, homeowners’ association (“HOA”) fees and insurance costs may negatively affect our financial results;

•	our investments are and will continue to be concentrated in our markets and in the single-family properties sector of the real estate industry, which exposes us to seasonal fluctuations in rental demand and downturns in our markets or in the single-family properties sector;

•	we face significant competition in the leasing market for quality residents, which may limit our ability to lease our single-family homes on favorable terms;

•	we intend to continue to acquire properties from time to time consistent with our investment strategy even if the rental and housing markets are not as favorable as they have been in the recent past, which could adversely impact anticipated yields;

•	our evaluation of properties involves a number of assumptions that may prove inaccurate, which could result in us paying too much for properties we acquire and/or overvaluing our properties or our properties failing to perform as we expect;

•	our dependence upon third parties for key services may have an adverse effect on our operating results or reputation if the third parties fail to perform;

•	we are subject to certain risks associated with bulk portfolio acquisitions and dispositions;

•	a significant number of our residential properties are part of HOAs and we and our residents are subject to the rules and regulations of such HOAs, which are subject to change and which may be arbitrary or restrictive, and violations of such rules may subject us to additional fees and penalties and litigation with such HOAs, which would be costly;

•	declining real estate valuations and impairment charges could adversely affect our financial condition and operating results;

•	we may suffer losses that are not covered by insurance;

•	we may have difficulty selling our real estate investments and our ability to distribute all or a portion of the net proceeds from any such sale to our stockholders may be limited;

•	we utilize a significant amount of indebtedness in the operation of our business and our cash flows and operating results could be adversely affected by required payments of debt or related interest and other risks of our debt financing;

•	we may be unable to obtain financing through the debt and equity markets, which would have a material adverse effect on our growth strategy and our financial condition and results of operations;

•	we are controlled by our Sponsor and its interests may conflict with ours or yours in the future; and

•	if we do not maintain our qualification as a REIT, we will be subject to tax as a regular corporation and could face a substantial tax liability and maintaining our REIT status may hinder our ability to operate solely on the basis of maximizing profits.

Before you participate in this offering, you should carefully consider all of the information in this prospectus, including matters set forth under the heading “Risk Factors.”

Distribution Policy

The Internal Revenue Code of 1986, as amended (the “Code”), generally requires that a REIT distribute annually at least 90% of its REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gains, and imposes tax on any taxable income retained by a REIT, including capital gains. To satisfy the requirements for qualification as a REIT and generally not be subject to U.S. federal income and excise tax, we intend to make quarterly distributions of all or substantially all of our REIT taxable income to holders of our common stock out of assets legally available for such purposes. Our future distributions will be at the sole discretion of our board of directors.

To the extent we are prevented by provisions of our financing arrangements or otherwise from distributing 100% of our REIT taxable income or otherwise do not distribute 100% of our REIT taxable income, we will be subject to income tax, and potentially excise tax, on the retained amounts. If our operations do not generate sufficient cash flow to allow us to satisfy the REIT distribution requirements, we may be required to fund distributions from working capital, borrow funds, sell assets or reduce such distributions. Our board of directors reviews the alternative funding sources available to us from time to time.

REIT Qualification

We have elected to qualify as a REIT for U.S. federal income tax purposes. So long as we qualify as a REIT, we generally will not be subject to U.S. federal income tax on net taxable income that we distribute annually to our stockholders. In order to qualify as a REIT for U.S. federal income tax purposes, we must continually satisfy tests concerning, among other things, the real estate qualification of sources of our income, the composition and values of our assets, the amounts we distribute to our stockholders and the diversity of ownership of our stock. In order to comply with REIT requirements, we may need to forego otherwise attractive opportunities and limit our expansion opportunities and the manner in which we conduct our operations. See “Risk Factors—Risks Related to our REIT Status and Certain Other Tax Items.”

Restrictions on Ownership of our Stock

Subject to certain exceptions, our charter will provide that no person may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% (in value or by number of shares, whichever is more restrictive) of our outstanding common stock or more than 9.8% in value of our outstanding stock, which we refer to as the “ownership limit,” and will impose certain other restrictions on ownership and transfer of our stock. We expect that, upon completion of this offering, our board of directors will grant an exemption from the ownership limit to our Sponsor and its affiliates.

Our charter will also prohibit any person from, among other things:

•	owning shares of our stock that would (or, in the sole judgment of the board of directors, could) result in our being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of the taxable year) or otherwise cause us to fail to qualify as a REIT;

•	transferring shares of our stock if the transfer would (or, in the sole judgment of the board of directors, could) result in shares of our stock being beneficially owned by fewer than 100 persons; and

•	beneficially owning shares of our stock to the extent such ownership would (or, in the sole judgment of the board of directors, could) result in our failing to qualify as a “domestically controlled qualified investment entity” within the meaning of Section 897(h) of the Code.

Any attempted transfer of our stock which, if effective, would result in violation of the above limitations or the ownership limit (except for a transfer which results in shares being owned by fewer than 100 persons, in which case such transfer will be void and of no force and effect and the intended transferee shall acquire no rights in such shares) will cause the number of shares causing the violation, rounded up to the nearest whole share, to be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries designated by us, and the intended transferee will not acquire any rights in the shares.

These restrictions, including the ownership limit, are intended to assist with our REIT compliance under the Code and otherwise to promote our orderly governance, among other purposes. See “Description of Stock—Restrictions on Ownership and Transfer.”

Invitation Homes Inc. was incorporated in Delaware on October 4, 2016. Prior to the completion of this offering, we intend to change the jurisdiction of incorporation of Invitation Homes Inc. to Maryland. Through certain of the IH Holding Entities, we commenced operations in 2012. Invitation Homes Inc. has not commenced operations and has no significant assets or liabilities. Our principal executive offices are located at 1717 Main Street, Suite 2000, Dallas, Texas 75201 and our telephone number is (972) 421-3600.

The Offering

Common stock offered	shares (plus up to an additional shares at the option of the underwriters).

Common stock outstanding after this offering	shares (or shares if the underwriters exercise in full their option to purchase additional shares).

Use of proceeds	We intend to use the net proceeds from this offering to repay certain of our existing indebtedness, as will be determined prior to this offering, and for general corporate purposes.

Listing	We expect to apply to list our common stock on the under the symbol “ .”

Ownership and transfer restrictions	Subject to certain exceptions, our charter will provide that no person may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% (in value or by number of shares, whichever is more restrictive) of our outstanding common stock or more than 9.8% in value of our outstanding stock, which we refer to as the “ownership limit,” and will impose certain other restrictions on ownership and transfer of our stock. We expect that, upon completion of this offering, our board of directors will grant an exemption from the ownership limit to our Sponsor and its affiliates. See “Description of Stock—Restrictions on Ownership and Transfer.”

Distribution policy	We have elected to qualify as a REIT for U.S. federal income tax purposes. The Code generally requires that a REIT annually distribute at least 90% of its REIT taxable income, determined without regard to the deduction for dividends paid and excluding any net capital gain, and imposes tax on any REIT taxable income retained by a REIT, including capital gains. To satisfy the requirements to qualify as a REIT and to avoid paying tax on our income, we intend to make quarterly distributions of all, or substantially all, of our REIT taxable income (excluding net capital gains) to our stockholders. See “Distribution Policy.”

Risk Factors	Investing in shares of our common stock involves a high degree of risk. You should carefully read the information set forth under “Risk Factors” and all other information in this prospectus before investing in shares of our common stock.

In this prospectus, unless otherwise indicated, the number of shares of common stock outstanding and the other information based thereon does not reflect:

•	shares issuable upon exercise of the underwriters’ option to purchase additional shares of our common stock from us; or

•	shares of our common stock issuable pursuant to the Omnibus Incentive Plan, including:

•	shares that will be received by management at the time of this offering in conjunction with the conversion of previously issued incentive awards (based on an assumed initial public offering price of $ , which is the midpoint of the range set forth on the cover page of this prospectus) as described under “Management—Executive Compensation—Long-Term Incentive Compensation”; and

•	shares underlying up to restricted stock units that we anticipate granting to our employees, including our named executive officers, at the time of this offering as described in “Management—Executive Compensation—Actions Taken in Connection with the Offering.” See “Management—Omnibus Incentive Plan.”

Summary Condensed Combined and Consolidated Financial and Other Data

The summary combined and consolidated financial and operating data set forth below as of December 31, 2015 and 2014 and for each of the years ended December 31, 2015 and 2014 has been derived from our audited combined and consolidated financial statements included elsewhere in this prospectus. The summary condensed combined and consolidated financial and operating data set forth below as of September 30, 2016 and for the nine months ended September 30, 2016 and 2015 has been derived from our unaudited condensed combined and consolidated financial statements included elsewhere in this prospectus. Results for the nine months ended September 30, 2016 are not necessarily indicative of results that may be expected for the entire year.

The unaudited summary condensed combined and consolidated pro forma financial data gives pro forma effect to the transactions described in “Unaudited Pro Forma Financial Information,” including this offering and the intended application of the net proceeds therefrom as described in “Use of Proceeds.” The pro forma adjustments associated with the foregoing transactions assume that each transaction was completed as of January 1, 2015 for purposes of the unaudited pro forma condensed combined and consolidated statements of operations information and as of September 30, 2016 for purposes of the unaudited pro forma condensed combined and consolidated balance sheet information. The following unaudited summary condensed combined and consolidated pro forma statement of operations and balance sheet data is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the relevant transactions had been consummated on the date indicated, nor is it indicative of future operating results.

Because the information presented below is only an unaudited summary and does not provide all of the information contained in our historical combined and consolidated financial statements, including the related notes, you should read it in conjunction with “Selected Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Financial Information” and our historical combined and consolidated financial statements, including the related notes, included elsewhere in this prospectus.

Summary Statement of Operations Data:	Pro Forma Nine Months Ended September 30, 2016	Pro Forma Year Ended December 31, 2015	Nine Months Ended September 30,		Year Ended December 31,
			2016	2015	2015	2014
($ in thousands)	(unaudited)		(unaudited)
Revenues:
Rental revenues	$	$	$654,726	$587,913	$800,210	$631,115
Other property income			33,310	31,451	35,839	27,607

Total revenues			688,036	619,364	836,049	658,722

Operating expenses:
Property operating and maintenance			270,494	257,130	347,962	320,658
Property management expense			22,638	31,568	39,459	62,506
General and administrative			49,579	59,534	79,428	88,177
Depreciation and amortization			198,261	186,448	250,239	215,808
Impairment and other			1,642	3,943	4,584	3,396

Total operating expenses			542,614	538,623	721,672	690,545

Operating income (loss)			145,422	80,741	114,377	(31,823)

Other income (expenses):
Interest expense			(209,165)	(204,130)	(273,736)	(235,812)
Other			(1,025)	(552)	(3,121)	(1,991)

Total other income (expenses)			(210,190)	(204,682)	(276,857)	(237,803)

Loss from continuing operations			(64,768)	(123,941)	(162,480)	(269,626)
Gain (loss) on sale of property			13,178	2,275	2,272	(235)

Net loss	$	$	$(51,590)	$(121,666)	$(160,208)	$(269,861)

Per share
Net loss
Basic	$	$

Diluted	$	$

Weighted average shares
Basic

Diluted

Summary Balance Sheet Data:	Pro Forma as of September 30, 2016	As of September 30, 2016	As of December 31, 2015
($ in thousands)	(unaudited)	(unaudited)
Investments in single-family residential properties, net	$	$9,067,075	$9,052,701
Cash and cash equivalents		274,140	274,818
Other assets, net		569,218	469,459

Total assets	$	$9,910,433	$9,796,978

Total debt		7,680,956	7,725,957
Total liabilities		7,923,967	7,909,947
Total equity		1,986,466	1,887,031

Total liabilities and equity	$	$9,910,433	$9,796,978

Summary Statement of Cash Flows Data:	Nine Months Ended September 30,		Year Ended December 31,
	2016	2015	2015	2014
($ in thousands)	(unaudited)
Net cash provided by operating activities	$247,709	$196,089	$197,474	$48,451
Net cash used in investing activities	(298,785)	(695,307)	(859,833)	(1,899,697)
Net cash provided by financing activities	50,398	490,409	651,581	1,705,277

Summary Operational and Other Data (Total Portfolio):	Pro Forma as of and for Nine Months Ended September 30, 2016	Pro Forma as of and for Year Ended December 31, 2015	As of and for Nine Months Ended September 30,		As of and for Year Ended December 31,
			2016	2015	2015	2014
($ in thousands, unless otherwise indicated)	(unaudited)		(unaudited)		(unaudited)
Number of homes	N/A	N/A	48,431	47,454	48,138	46,043
Average occupancy	N/A	N/A	94.6%	93.3%	93.4%	85.9%
Average monthly rent ($)	N/A	N/A	$1,600	$1,502	$1,515	$1,424
NOI(1)	N/A	N/A	$417,542	$362,234	$488,087	$338,064
Core NOI margin	N/A	N/A	61.4%	59.1%	59.0%	51.8%
Adjusted EBITDA(2)			$358,348	$293,399	$397,124	$211,716
FFO(3)			131,457	60,674	84,634	(56,769)
Core FFO(3)			192,369	142,457	190,229	49,074
Adjusted FFO(3)			156,915	102,392	140,456	(7,878)

Summary Operational and Other Data (Same Store Portfolio(a)):	As of and for Nine Months Ended September 30,		As of and for Year Ended December 31,
	2016	2015	2015	2014
($ in thousands, unless otherwise indicated)	(unaudited)		(unaudited)
Number of homes	36,569	36,569	18,762	18,762
Average occupancy	96.1%	96.1%	96.2%	95.6%
Turnover rate (annualized)	37.2%	36.4%	34.4%	32.8%
Average monthly rent ($)	$1,603	$1,538	$1,502	$1,451
Net effective rental rate growth	5.7%	5.1%	5.0%	4.3%
NOI(1)	$325,124	$302,727	$209,499	$180,937
Core NOI margin	62.1%	60.6%	62.6%	56.5%
Average cost to maintain a home (gross)
Average maintenance and turnover expense per home ($)	$1,146	$960	$1,341	$1,362
Average capital expenditures per home ($)	830	873	1,143	1,195

Total	$1,976	$1,833	$2,484	$2,557

(a)	Consisting of homes which had commenced their initial post-renovation lease prior to October 3rd of the year prior to the first year of the comparison period.
(1)	The following table provides a reconciliation of NOI for our total portfolio and NOI for our Same Store portfolio to net loss (computed in accordance with GAAP) for the periods presented. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures” for additional information regarding our use of NOI.

	Nine Months Ended September 30,		Year Ended December 31,
	2016	2015	2015	2014
($ in thousands)	(unaudited)
Net loss	$(51,590)	$(121,666)	$(160,208)	$(269,861)
Interest expense	209,165	204,130	273,736	235,812
Depreciation and amortization	198,261	186,448	250,239	215,808
General and administrative(a)	49,579	59,534	79,428	88,177
Property management expense(b)	22,638	31,568	39,459	62,506
Impairment and other	1,642	3,943	4,584	3,396
Acquisition costs	42	243	275	1,384
(Gain) loss on sale of property	(13,178)	(2,275)	(2,272)	235
Other(c)	983	309	2,846	607

NOI (total portfolio)	417,542	362,234	488,087	338,064

Non-Same Store NOI	(92,418)	(59,507)	(278,588)	(157,127)

NOI (Same Store portfolio(d))	$325,124	$302,727	$209,499	$180,937

(a)	Includes $12,724 and $18,161 of noncash incentive compensation expense for the nine months ended September 30, 2016 and 2015, respectively, and $23,758 and $19,318 for the years ended December 31, 2015 and 2014, respectively.

(b)	Includes $299 and $4,106 of noncash incentive compensation expense for the nine months ended September 30, 2016 and 2015, respectively, and $4,166 and $5,017 for the years ended December 31, 2015 and 2014, respectively.

(c)	Includes interest income and other miscellaneous income and expenses.

(d)	Consisting of homes which had commenced their initial post-renovation lease prior to October 3rd of the year prior to the first year of the comparison period.

(2)	The following table provides a reconciliation of EBITDA and Adjusted EBITDA to net loss (computed in accordance with GAAP) for the periods presented. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures” for additional information regarding our use of EBITDA and Adjusted EBITDA.

	Pro Forma Nine Months Ended September 30, 2016	Pro Forma Year Ended December 31, 2015	Nine Months Ended September 30,		Year Ended December 31,
			2016	2015	2015	2014
($ in thousands)	(unaudited)		(unaudited)
Net loss	$	$	$(51,590)	$(121,666)	$(160,208)	$(269,861)
Interest expense			209,165	204,130	273,736	235,812
Depreciation and amortization			198,261	186,448	250,239	215,808

EBITDA			355,836	268,912	363,767	181,759

Noncash incentive compensation expense(a)			13,023	22,267	27,924	24,335
Impairment and other			1,642	3,943	4,584	3,396
Acquisition costs			42	243	275	1,384
(Gain) loss on sale of property			(13,178)	(2,275)	(2,272)	235
Other(b)			983	309	2,846	607

Adjusted EBITDA	$	$	$358,348	$293,399	$397,124	$211,716

(a)	For the nine months ended September 30, 2016 and 2015, $12,724 and $18,161 was recorded in general and administrative expense, respectively, and $299 and $4,106 was recorded in property management expense, respectively. For the years ended December 31, 2015 and 2014, $23,758 and $19,318 was recorded in general and administrative expense, respectively, and $4,166 and $5,017 was recorded in property management expense, respectively.
(b)	Includes interest income and other miscellaneous income and expenses.

(3)	The following table provides a reconciliation of FFO, Core FFO and Adjusted FFO to net loss (computed in accordance with GAAP) for the periods presented. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures” for additional information regarding our use of FFO, Core FFO and Adjusted FFO.

	Pro Forma Nine Months Ended September 30, 2016	Pro Forma Year Ended December 31, 2015		Nine Months Ended September 30,		Year Ended December 31,
				2016	2015	2015	2014
($ in thousands)	(unaudited)			(unaudited)
Net loss	$		$	$(51,590)	$(121,666)	$(160,208)	$(269,861)
Add (deduct) adjustments from net loss to derive FFO:
Depreciation and amortization on real estate assets				194,630	183,167	245,666	212,434
Impairment on depreciated real estate investments				1,595	1,448	1,448	423
(Gain) loss on sale of previously depreciated investments in real estate				(13,178)	(2,275)	(2,272)	235

FFO				131,457	60,674	84,634	(56,769)

Noncash interest expense related to amortization of deferred financing costs and mortgage loan discounts				41,481	52,737	69,849	64,566
Noncash incentive compensation expense(a)				13,023	22,267	27,924	24,335
Offering related expenses				4,081	—	—	—
Severance expense				2,285	6,536	7,547	15,558
Acquisition costs				42	243	275	1,384

Core FFO				192,369	142,457	190,229	49,074

Recurring capital expenditures				(35,454)	(40,065)	(49,773)	(56,952)

Adjusted FFO	$	$		$156,915	$102,392	$140,456	$(7,878)

(a)	For the nine months ended September 30, 2016 and 2015, $12,724 and $18,161 was recorded in general and administrative expense, respectively, and $299 and $4,106 was recorded in property management expense, respectively. For the years ended December 31, 2015 and 2014, $23,758 and $19,318 was recorded in general and administrative expense, respectively, and $4,166 and $5,017 was recorded in property management expense, respectively.

RISK FACTORS

An investment in our shares involves risks. You should carefully consider the following information about these risks, together with the other information contained in this prospectus, before investing in our shares.

Risks Related to Our Business and Industry

Our operating results are subject to general economic conditions and risks associated with our real estate assets.

Our operating results are subject to risks generally incident to the ownership and rental of residential real estate, many of which are beyond our control, including, without limitation:

•	changes in national, regional or local economic, demographic or real estate market conditions;

•	changes in job markets and employment levels on a national, regional and local basis;

•	declines in the value of residential real estate;

•	overall conditions in the housing market, including:

•	macroeconomic shifts in demand for rental homes;

•	inability to lease or re-lease homes to residents on a timely basis, on attractive terms or at all;

•	failure of residents to pay rent when due or otherwise perform their lease obligations;

•	unanticipated repairs, capital expenditures or other costs;

•	uninsured damages; and

•	increases in property taxes, HOA fees and insurance costs;

•	level of competition for suitable rental homes;

•	terms and conditions of purchase contracts;

•	costs and time period required to convert acquisitions to rental homes;

•	changes in interest rates and availability of financing that may render the acquisition of any homes difficult or unattractive;

•	the illiquidity of real estate investments, generally;

•	the short-term nature of most residential leases and the costs and potential delays in re-leasing;

•	changes in laws, including those that increase operating expenses or limit our ability to increase rental rates;

•	rules, regulations and/or policy initiatives by government and private actors, including HOAs, to discourage or deter the purchase of single-family properties by entities owned or controlled by institutional investors;

•	disputes and potential negative publicity in connection with eviction proceedings;

•	overbuilding;

•	costs resulting from the clean-up of, and liability to third parties for damages resulting from, environmental problems, such as indoor mold;

•	casualty or condemnation losses;

•	the geographic mix of our properties;

•	the cost, quality and condition of the properties we are able to acquire; and

•	our ability to provide adequate management, maintenance and insurance.

Any one or more of these factors could adversely affect our business, financial condition and results of operations.

We are employing a business model with a limited track record, which may make our business difficult to evaluate.

Until recently, the single-family rental business consisted primarily of private and individual investors in local markets and was managed individually or by small, non-institutional owners and property managers. Our business strategy involves purchasing, renovating, maintaining and managing a large number of residential properties and leasing them to qualified residents. Entry into this market by large, well-capitalized investors is a relatively recent trend, so few peer companies exist and none have yet established long-term track records that might assist us in predicting whether our business model and investment strategy can be implemented and sustained over an extended period of time. It may be difficult for you to evaluate our potential future performance without the benefit of established long-term track records from companies implementing a similar business model. We may encounter unanticipated problems as we continue to refine our business model, which may adversely affect our results of operations and ability to make distributions to our stockholders and cause our share price to decline significantly.

We have a limited operating history and may not be able to operate our business successfully or generate sufficient cash flows to make or sustain distributions to our stockholders.

We have a limited operating history. As a result, an investment in our common stock may entail more risk than an investment in the common stock of a real estate company with a substantial operating history. If we are unable to operate our business successfully, we would not be able to generate sufficient cash flow to make or sustain distributions to our stockholders, and you could lose all or a portion of the value of your ownership in our common stock. Our ability to successfully operate our business and implement our operating policies and investment strategy depends on many factors, including:

•	our ability to effectively manage renovation, maintenance, marketing and other operating costs for our properties;

•	economic conditions in our markets, including changes in employment and household earnings and expenses, as well as the condition of the financial and real estate markets and the economy, in general;

•	our ability to maintain high occupancy rates and target rent levels;

•	the availability of, and our ability to identify, attractive acquisition opportunities consistent with our investment strategy;

•	our ability to compete with other investors entering the sector for single-family properties;

•	costs that are beyond our control, including title litigation, litigation with residents or tenant organizations, legal compliance, real estate taxes, HOA fees and insurance;

•	judicial and regulatory developments affecting landlord-tenant relations that may affect or delay our ability to dispossess or evict occupants or increase rental rates;

•	reversal of population, employment or homeownership trends in our markets; and

•	interest rate levels and volatility, such as the accessibility of short-term and long-term financing on desirable terms.

In addition, we face significant competition in acquiring attractive properties on advantageous terms, and the value of the properties that we acquire may decline substantially after we purchase them.

We may not be able to effectively manage our growth, and any failure to do so may have an adverse effect on our business and operating results.

Since commencing operations in 2012, we have grown rapidly, assembling a portfolio of nearly 50,000 homes as of September 30, 2016. Our future operating results may depend on our ability to effectively manage our growth, which is dependent, in part, upon our ability to:

•	stabilize and manage an increasing number of properties and resident relationships across our geographically dispersed portfolio while maintaining a high level of resident satisfaction, and building and enhancing our brand;

•	identify and supervise a number of suitable third parties on which we rely to provide certain services outside of property management to our properties;

•	attract, integrate and retain new management and operations personnel; and

•	continue to improve our operational and financial controls and reporting procedures and systems.

We can provide no assurance that we will be able to manage our properties or grow our business efficiently or effectively, or without incurring significant additional expenses. Any failure to do so may have an adverse effect on our business and operating results.

A significant portion of our costs and expenses are fixed and we may not be able to adapt our cost structure to offset declines in our revenue.

Many of the expenses associated with our business, such as real estate taxes, HOA fees, personal and property taxes, insurance, utilities, acquisition, renovation and maintenance costs, and other general corporate expenses are relatively inflexible and will not necessarily decrease with a reduction in revenue from our business. Some components of our fixed assets depreciate more rapidly and require ongoing capital expenditures. Our expenses and ongoing capital expenditures are also affected by inflationary increases and certain of our cost increases may exceed the rate of inflation in any given period or market. By contrast, our rental income is affected by many factors beyond our control, such as the availability of alternative rental housing and economic conditions in our markets. In addition, state and local regulations may require us to maintain properties that we own, even if the cost of maintenance is greater than the value of the property or any potential benefit from renting the property, or pass regulations that limit our ability to increase rental rates. As a result, we may not be able to fully offset rising costs and capital spending by increasing rental rates, which could have a material adverse effect on our results of operations and cash available for distribution.

Increasing property taxes, HOA fees and insurance costs may negatively affect our financial results.

As a result of our substantial real estate holdings, the cost of property taxes and insuring our properties is a significant component of our expenses. Our properties are subject to real and personal property taxes that may increase as tax rates change and as the real properties are assessed or reassessed by taxing authorities. As the owner of our properties, we are ultimately responsible for payment of the taxes to the applicable government authorities. If real property taxes increase, our expenses will increase. If we fail to pay any such taxes, the applicable taxing authority may place a lien on the real property and the real property may be subject to a tax sale.

In addition, a significant portion of our properties are located within HOAs and we are subject to HOA rules and regulations. HOAs have the power to increase monthly charges and make assessments for capital improvements and common area repairs and maintenance. Property taxes, HOA fees, and insurance premiums are subject to significant increases, which can be outside of our control. If the costs associated with property taxes, HOA fees and assessments or insurance rise significantly and we are unable to increase rental rates due to rent control laws or other regulations to offset such increases, our results of operations would be negatively affected.

We have recorded net losses in the past and we may experience net losses in the future.

We have recorded consolidated net losses in the nine months ended September 30, 2016 and 2015 and in the years ended December 31, 2015 and 2014. These net losses were inclusive in each period of significant non-cash charges, consisting primarily of depreciation and amortization expense. We expect such non-cash charges to continue to be significant in future periods and, as a result, we may likely continue to record net losses in future periods.

We are dependent on our executive officers and dedicated personnel, and the departure of any of our key personnel could materially and adversely affect us. We also face intense competition for the employment of highly skilled managerial, investment, financial and operational personnel.

We rely on a small number of persons to carry out our business and investment strategies, and the loss of the services of any of our key management personnel, or our inability to recruit and retain qualified personnel in the future, could have an adverse effect on our business and financial results.

In addition, the implementation of our business plan may require that we employ additional qualified personnel. Competition for highly skilled managerial, investment, financial and operational personnel is intense. As additional large real estate investors enter into and expand their scale within the single-family rental business, we have faced increased challenges in hiring and retaining personnel, and we cannot assure our stockholders that we will be successful in attracting and retaining such skilled personnel. If we are unable to hire and retain qualified personnel as required, our growth and operating results could be adversely affected.

Our investments are and will continue to be concentrated in our markets and in the single-family properties sector of the real estate industry, which exposes us to seasonal fluctuations in rental demand and downturns in our markets or in the single-family properties sector.

Our investments in real estate assets are and will continue to be concentrated in our markets and in the single-family properties sector of the real estate industry. A downturn or slowdown in the rental demand for single-family housing caused by adverse economic, regulatory or environmental conditions, or other events, in our markets may have a greater impact on the value of our properties or our operating results than if we had more fully diversified our investments. We believe that there are seasonal fluctuations in rental demand with demand higher in the spring and summer than in the late fall and winter. Such seasonal fluctuations may impact our operating results.

In addition to general, regional, national and international economic conditions, our operating performance will be impacted by the economic conditions in our markets. We base a substantial part of our business plan on our belief that property values and operating fundamentals for single-family properties in our markets will continue to improve over the near to intermediate term. However, these markets have experienced substantial economic downturns in recent years and could experience similar or worse economic downturns in the future. We can provide no assurance as to the extent property values and operating fundamentals in these markets will improve, if at all. If the recent economic downturn in these markets returns or if we fail to accurately predict the timing of economic improvement in these markets, the value of our properties could decline and our ability to execute our business plan may be adversely affected to a greater extent than if we owned a real estate portfolio that was more geographically diversified, which could adversely affect our financial condition, operating results and ability to make distributions to our stockholders.

We may not be able to effectively control the timing and costs relating to the renovation and maintenance of our properties, which may adversely affect our operating results and ability to make distributions to our stockholders.

Nearly all of our properties require some level of renovation either immediately upon their acquisition or in the future following expiration of a lease or otherwise. We may acquire properties that we plan to extensively renovate. We may also acquire properties that we expect to be in good condition only to discover unforeseen defects and problems that require extensive renovation and capital expenditures. To the extent properties are leased to existing residents, renovations may be postponed until the resident vacates the premises, and we will pay the costs of renovating. In addition, from time to time, we may perform ongoing maintenance or make ongoing capital improvements and replacements and perform significant renovations and repairs that resident deposits and insurance may not cover. Because our portfolio consists of geographically dispersed properties, our ability to adequately monitor or manage any such renovations or maintenance may be more limited or subject to greater inefficiencies than if our properties were more geographically concentrated.

Our properties have infrastructure and appliances of varying ages and conditions. Consequently, we routinely retain independent contractors and trade professionals to perform physical repair work and are exposed to all of the risks inherent in property renovation and maintenance, including potential cost overruns, increases in labor and materials costs, delays by contractors in completing work, delays in the timing of receiving necessary work permits, certificates of occupancy and poor workmanship. If our assumptions regarding the costs or timing of renovation and maintenance across our properties prove to be materially inaccurate, our operating results and ability to make distributions to our stockholders may be adversely affected.

We face significant competition in the leasing market for quality residents, which may limit our ability to lease our single-family homes on favorable terms.

We depend on rental income from residents for substantially all of our revenues. As a result, our success depends in large part upon our ability to attract and retain qualified residents for our properties. We face competition for residents from other lessors of single-family properties, apartment buildings and condominium units. Competing properties may be newer, better located and more attractive to residents. Potential competitors may have lower rates of occupancy than we do or may have superior access to capital and other resources, which may result in competing owners more easily locating residents and leasing available housing at lower rental rates than we might offer at our homes. Many of these competitors may successfully attract residents with better incentives and amenities, which could adversely affect our ability to obtain quality residents and lease our single-family properties on favorable terms. Additionally, some competing housing options may qualify for government subsidies that may make such options more accessible and therefore more attractive than our properties. This competition may affect our ability to attract and retain residents and may reduce the rental rates we are able to charge.

In addition, increases in unemployment levels and other adverse changes in economic conditions in our markets may adversely affect the creditworthiness of potential residents, which may decrease the overall number of qualified residents for our properties within such markets. We could also be adversely affected by overbuilding or high vacancy rates of homes in our markets, which could result in an excess supply of homes and reduce occupancy and rental rates. Continuing development of apartment buildings and condominium units in many of our markets will increase the supply of housing and exacerbate competition for residents.

In addition, improving economic conditions, along with the availability of low residential mortgage interest rates and government sponsored programs to promote home ownership, have made home ownership more accessible for potential renters who have strong credit. These factors may encourage potential renters to purchase residences rather than lease them, thereby causing a decline in the number and quality of potential residents available to us.

No assurance can be given that we will be able to attract and retain suitable residents. If we are unable to lease our homes to suitable residents, we would be adversely affected and the value of our common stock could decline.

We intend to continue to acquire properties from time to time consistent with our investment strategy even if the rental and housing markets are not as favorable as they have been in the recent past, which could adversely impact anticipated yields.

We intend to continue to acquire properties from time to time consistent with our investment strategy, even if the rental and housing markets are not as favorable as they have been in the recent past. Future acquisitions of properties may be more costly than those we have acquired previously. The following factors, among others, may make acquisitions more expensive:

•	improvements in the overall economy and employment levels;

•	greater availability of consumer credit;

•	improvements in the pricing and terms of mortgages;

•	the emergence of increased competition for single-family properties from private investors and entities with similar investment objectives to ours; and

•	tax or other government incentives that encourage homeownership.

We plan to continue acquiring properties as long as we believe such properties offer an attractive total return opportunity. Accordingly, future acquisitions may have lower yield characteristics than recent past and present opportunities and, if such future acquisitions are funded through equity issuances, the yield and distributable cash per share will be reduced, and the value of our common stock may decline.

Competition in identifying and acquiring our properties could adversely affect our ability to implement our business and growth strategies, which could materially and adversely affect us.

In acquiring our properties, we compete with a variety of institutional investors, including other REITs, specialty finance companies, public and private funds, savings and loan associations, banks, mortgage bankers, insurance companies, institutional investors, investment banking firms, financial institutions, governmental bodies and other entities. We also compete with individual private home buyers and small scale investors. Certain of our competitors may be larger in certain of our markets and may have greater financial or other resources than we do. Some competitors may have a lower cost of funds and access to funding sources that may not be available to us. In addition, any potential competitor may have higher risk tolerances or different risk assessments and may not be subject to the operating constraints associated with qualification for taxation as a REIT, which could allow them to consider a wider variety of investments. Competition may result in fewer investments, higher prices, a broadly dispersed portfolio of properties that does not lend itself to efficiencies of concentration, acceptance of greater risk, lower yields and a narrower spread of yields over our financing costs. In addition, competition for desirable investments could delay the investment of our capital, which could adversely affect our results of operations and cash flows. As a result, there can be no assurance that we will be able to identify and finance investments that are consistent with our investment objectives or to achieve positive investment results, and our failure to accomplish any of the foregoing could have a material adverse effect on us and cause the value of our common stock to decline.

Compliance with governmental laws, regulations and covenants that are applicable to our properties or that may be passed in the future, including permit, license and zoning requirements, may adversely affect our ability to make future acquisitions or renovations, result in significant costs or delays, and adversely affect our growth strategy.

Rental homes are subject to various covenants and local laws and regulatory requirements, including permitting, licensing and zoning requirements. Local regulations, including municipal or local ordinances, restrictions and restrictive covenants imposed by community developers may restrict our use of our properties and may require us to obtain approval from local officials or community standards organizations at any time with respect to our properties, including prior to acquiring any of our properties or when undertaking renovations of any of our existing properties. Among other things, these restrictions may relate to fire and safety, seismic, asbestos-cleanup or hazardous material abatement requirements. Additionally, such local regulations may cause us to incur additional costs to renovate or maintain our properties in accordance with the particular rules and regulations. We cannot assure you that existing regulatory policies will not adversely affect us or the timing or cost of any future acquisitions or renovations, or that additional regulations will not be adopted that would increase such delays or result in additional costs. Our business and growth strategies may be materially and adversely affected by our ability to obtain permits, licenses and approvals. Our failure to obtain such permits, licenses and approvals could have a material adverse effect on us and cause the value of our common stock to decline.

Tenant relief laws, including laws regulating evictions, rent control laws and other regulations that limit our ability to increase rental rates may negatively impact our rental income and profitability.

As the landlord of numerous properties, we are involved from time to time in evicting residents who are not paying their rent or who are otherwise in material violation of the terms of their lease. Eviction activities impose legal and managerial expenses that raise our costs and expose us to potential negative publicity. The eviction process is typically subject to legal barriers, mandatory “cure” policies, our internal policies and procedures and other sources of expense and delay, each of which may delay our ability to gain possession and stabilize the property. Additionally, state and local landlord-tenant laws may impose legal duties to assist residents in relocating to new housing, or restrict the landlord’s ability to remove the resident on a timely basis or to recover certain costs or charge residents for damage residents cause to the landlord’s premises. Because such laws vary by state and locality, we must be familiar with and take all appropriate steps to comply with all applicable landlord-tenant laws, and need to incur supervisory and legal expenses to ensure such compliance. To the extent that we do not comply with state or local laws, we may be subjected to civil litigation filed by individuals, in class actions or actions by state or local law enforcement and our reputation and financial results may suffer. We may be required to pay our adversaries’ litigation fees and expenses if judgment is entered against us in such litigation or if we settle such litigation.

Furthermore, state and local governmental agencies may introduce rent control laws or other regulations that limit our ability to increase rental rates, which may affect our rental income. Especially in times of recession and economic slowdown, rent control initiatives can acquire significant political support. If rent controls unexpectedly became applicable to certain of our properties, our revenue from and the value of such properties could be adversely affected.

We may become a target of legal demands, litigation (including class actions) and negative publicity by tenant and consumer rights organizations, which could directly limit and constrain our operations and may result in significant litigation expenses and reputational harm.

Numerous tenant rights and consumer rights organizations exist throughout the country and operate in our markets, and we may attract attention from some of these organizations and become a target of legal demands, litigation and negative publicity. While we intend to conduct our business lawfully and in compliance with applicable landlord-tenant and consumer laws, such organizations might work in conjunction with trial and pro bono lawyers in one or multiple states to attempt to bring claims against us on a class action basis for damages or injunctive relief and to seek to publicize our activities in a negative light. We cannot anticipate what form such legal actions might take, or what remedies they may seek.

Additionally, such organizations may lobby local county and municipal attorneys or state attorneys general to pursue enforcement or litigation against us, may lobby state and local legislatures to pass new laws and regulations to constrain or limit our business operations, adversely impact our business or may generate negative publicity for our business and harm our reputation. If they are successful in any such endeavors, they could directly limit and constrain our operations and may impose on us significant litigation expenses, including settlements to avoid continued litigation or judgments for damages or injunctions.

Our evaluation of properties involves a number of assumptions that may prove inaccurate, which could result in us paying too much for properties we acquire and/or overvaluing our properties or our properties failing to perform as we expect.

We are authorized to follow a broad investment policy established by our board of directors and subject to implementation by our management. Our board of directors periodically reviews and updates the investment policy and also reviews our portfolio of residential real estate, but it generally does not review or approve specific property acquisitions. Our success depends on our ability to acquire properties that can be quickly renovated, repaired, upgraded and rented with minimal expense and maintained in quality condition. In determining whether a particular property meets our investment criteria, we make a number of assumptions, including, among other things, assumptions related to estimated time of possession and estimated renovation costs and time frames, annual operating costs, market rental rates and potential rent amounts, time from purchase to leasing and resident default rates. These assumptions may prove inaccurate, particularly since the properties that we acquire vary materially in terms of renovation, quality and type of construction, geographic location and hazards. As a result, we may pay too much for properties we acquire and/or overvalue our properties, or our properties may fail to perform as anticipated. Adjustments to the assumptions we make in evaluating potential purchases may result in fewer properties qualifying under our investment criteria, including assumptions related to our ability to lease properties we have purchased.

Our dependence upon third parties for key services may have an adverse effect on our operating results or reputation if the third parties fail to perform.

Though we are internally managed, we use local and national third party vendors and service providers to provide certain services for our properties. For example, we typically engage third party home improvement professionals with respect to certain maintenance and specialty services, such as heating, ventilation and air conditioning systems (“HVAC”), roofing, painting and floor installations. Selecting, managing and supervising these third party service providers requires significant resources and expertise, and because our portfolio consists of geographically dispersed properties, our ability to adequately select, manage and supervise such third parties may be more limited or subject to greater inefficiencies than if our properties were more geographically concentrated. We generally do not have exclusive or long-term contractual relationships with these third party providers, and we can provide no assurance that we will have uninterrupted or unlimited access to their services. If we do not select, manage and supervise appropriate third parties to provide these services, our reputation and financial results may suffer. Notwithstanding our efforts to implement and enforce strong policies and practices regarding service providers, we may not successfully detect and prevent fraud, misconduct, incompetence or theft by our third party service providers. In addition, any removal or termination of third party service providers would require us to seek new vendors or providers, which would create delays and adversely affect our operations. Poor performance by such third party service providers will reflect poorly on us and could significantly damage our reputation among desirable residents. In the event of fraud or misconduct by a third party, we could also be exposed to material liability and be held responsible for damages, fines or penalties and our reputation may suffer.

We have in the past and may from time to time in the future acquire some of our homes through the auction process, which could subject us to significant risks that could adversely affect us.

We have in the past and may from time to time in the future acquire some of our homes through the auction process, including auctions of homes that have been foreclosed upon by third party lenders. Of the 48,431 homes in our portfolio as of September 30, 2016, approximately 29% were acquired at auction on an “as is” basis. Such auctions may occur simultaneously in a number of markets, including monthly auctions on the same day of the month in certain markets. As a result, we may only be able to visually inspect properties from the street and will purchase these homes without a contingency period and in “as is” condition with the risk that unknown defects in the property may exist. Upon acquiring a new home, we may have to evict residents who are in unlawful possession before we can secure possession and control of the home. The holdover occupants may be the former owners or residents of a property, or they may be squatters or others who are illegally in possession. Securing control and possession from these occupants can be both costly and time-consuming or generate negative publicity for our business and harm our reputation.

Allegations of deficiencies in auction practices could result in claims challenging the validity of some auctions, potentially placing our claim of ownership to the properties at risk. Since we do not obtain title insurance policies for properties we acquire through the auction process until we place the property into a securitization facility in connection with a mortgage loan financing, such instances or such proceedings may result in a complete loss without compensation.

Title defects could lead to material losses on our investments in our properties.

Our title to a property may be challenged for a variety of reasons, and in such instances title insurance may not prove adequate. For example, while we do not lend to homeowners and accordingly do not foreclose on a home, our title to properties we acquire at foreclosure auctions may be subject to challenge based on allegations of defects in the foreclosure process undertaken by other parties. In addition, we have in the past, and may from time to time in the future, acquire a number of our properties on an “as is” basis, at auctions or otherwise. Of the 48,431 homes in our portfolio as of September 30, 2016, approximately 29% were acquired on an “as is” basis. When acquiring properties on an “as is” basis, title commitments are often not available prior to purchase and title reports or title information may not reflect all senior liens, which may increase the possibility of acquiring houses outside predetermined acquisition and price parameters, purchasing residences with title defects and deed restrictions, HOA restrictions on leasing, or purchasing the wrong residence without the benefit of title insurance prior to closing. Although we use various policies, procedures, and practices to assess the state of title prior to purchase and obtain title insurance once an acquired property is placed into a securitization facility in connection with a mortgage loan financing, there can be no assurance that these policies and procedures will be effective, which could lead to a material if not complete loss on our investment in such properties.

For properties we acquire at auction, we similarly do not obtain title insurance prior to purchase, and we are not able to perform the type of title review that is customary in acquisitions of real property. As a result, our knowledge of potential title issues will be limited, and no title insurance protection will be in place. This lack of title knowledge and insurance protection may result in third parties having claims against our title to such properties that may materially and adversely affect the values of the properties or call into question the validity of our title to such properties. Without title insurance, we are fully exposed to, and would have to defend ourselves against, such claims. Further, if any such claims are superior to our title to the property we acquired, we risk loss of the property purchased.

Increased scrutiny of title matters could lead to legal challenges with respect to the validity of the sale. In the absence of title insurance, the sale may be rescinded and we may be unable to recover our purchase price, resulting in a complete loss. Title insurance obtained subsequent to purchase offers little protection against discoverable defects because they are typically excluded from such policies. In addition, any title insurance on a property, even if acquired, may not cover all defects or the significant legal costs associated with obtaining clear title.

Any of these risks could adversely affect our operating results, cash flows, and ability to make distributions to our stockholders.

We are subject to certain risks associated with bulk portfolio acquisitions and dispositions.

We have acquired and disposed of, and may continue to acquire and dispose of, properties we acquire or sell in bulk from or to other owners of single-family homes, banks and loan servicers. When we purchase properties in this manner, we often do not have the opportunity to conduct interior inspections or conduct more than cursory exterior inspections on a portion of the properties. Such inspection processes may fail to reveal major defects associated with such properties, which may cause the amount of time and cost required to renovate and/or maintain such properties to substantially exceed our estimates. Moreover, to the extent the management and leasing of such properties has not been consistent with our property management and leasing standards, we may be subject to a variety of risks, including risks relating to the condition of the properties, the credit quality and employment stability of the residents and compliance with applicable laws, among others. In addition, financial and other information provided to us regarding such portfolios during our due diligence may be inaccurate and we may not discover such inaccuracies until it is too late to seek remedies against such sellers. To the extent we pursue such remedies, we may not be able to successfully prevail against the seller in an action seeking damages for such inaccuracies. If we conclude that certain individual properties purchased in bulk portfolio sales do not fit our target investment criteria, we may decide to sell, rather than renovate and rent, such properties, which could take an extended period of time and may not result in a sale at an attractive price.

From time to time we engage in bulk portfolio dispositions of properties consistent with our business and investment strategy. With respect to any such disposition, the purchaser may default on payment or otherwise breach the terms of the relevant purchase agreement, and it may be difficult for us to pursue remedies against such purchaser or retain or resume possession of the relevant properties. To the extent we pursue such remedies, we may not be able to successfully prevail against the purchaser.

Contingent or unknown liabilities could adversely affect our financial condition, cash flows and operating results.

Assets and entities that we have acquired or may acquire in the future may be subject to unknown or contingent liabilities for which we may have limited or no recourse against the sellers. Unknown or contingent liabilities might include liabilities for or with respect to liens attached to properties, unpaid real estate tax, utilities, or HOA charges for which a subsequent owner remains liable, clean-up or remediation of environmental conditions or code violations, claims of customers, vendors, or other persons dealing with the acquired entities, and tax liabilities. Purchases of single-family properties acquired at auction, in short sales, from lenders, or in portfolio purchases typically involve few or no representations or warranties with respect to the properties and may allow us limited or no recourse against the sellers. Such properties also often have unpaid tax, utility, and HOA liabilities for which we may be obligated but fail to anticipate. As a result, the total amount of costs and expenses that we may incur with respect to liabilities associated with acquired properties and entities may exceed our expectations, which may adversely affect our operating results and financial condition. Additionally, such properties may be subject to covenants, conditions, or restrictions that restrict the use or ownership of such properties, including prohibitions on leasing. We may not discover such restrictions during the acquisition process and such restrictions may adversely affect our ability to operate such properties as we intend.

In particular, under a Florida statutory scheme implemented by certain Florida jurisdictions, a violation of the relevant building codes, zoning codes or other similar regulations applicable to a property may result in a lien on that property and all other properties owned by the same violator and located in the same county as the property with the code violation, even though the other properties might not be in violation of any code. Until a municipal inspector verifies that the violation has been remedied and any applicable fines have been paid, additional fines accrue on the amount of the lien and lien may not be released, in each case even at those properties that are not in violation. As a practical matter, it might be possible to obtain a release of these liens without remedying the property in violation through other methods, such as payment of an amount to the relevant county, although no assurance can be given that this will necessarily be an available option or how long such a process would take.

A significant number of our residential properties are part of HOAs and we and our residents are subject to the rules and regulations of such HOAs, which are subject to change and which may be arbitrary or restrictive, and violations of such rules may subject us to additional fees and penalties and litigation with such HOAs, which would be costly.

A significant number of our properties are located within HOAs, which are private entities that regulate the activities of owners and occupants of, and levy assessments on, properties in a residential subdivision. The HOAs in which we own our properties may have enacted or may from time to time enact onerous or arbitrary rules that restrict our ability to restore, market, lease or operate our properties in accordance with our investment strategy or require us to restore or maintain such properties at standards or costs that are in excess of our planned budgets. Some HOAs impose limits on the number of property owners who may rent their homes, which, if met or exceeded, would cause us to incur additional costs to sell the property and opportunity costs of lost rental revenue. Furthermore, we may have residents who violate HOA rules and incur fines for which we may be liable as the property owner and for which we may not be able to obtain reimbursement from the resident. Additionally, the governing bodies of the HOAs in which we own property may not make important disclosures about the properties or may block our access to HOA records, initiate litigation, restrict our ability to sell our properties, impose assessments or arbitrarily change the HOA rules. We may be unaware of or unable to review or comply with HOA rules before purchasing a property, and any such excessively restrictive or arbitrary regulations may cause us to sell such property at a loss, prevent us from renting such property or otherwise reduce our cash flow from such property, which would have an adverse effect on our returns on these properties.

Environmentally hazardous conditions may adversely affect us.

Under various federal, state and local environmental laws, a current or previous owner or operator of real property may be liable for the cost of removing or remediating hazardous or toxic substances on such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Even if more than one person may have been responsible for the contamination, each person covered by applicable environmental laws may be held responsible for all of the clean-up costs incurred. In addition, third parties may sue the owner or operator of a site for damages based on personal injury, natural resources or property damage or other costs, including investigation and clean-up costs, resulting from the environmental contamination. The presence of hazardous or toxic substances on one of our properties, or the failure to properly remediate a contaminated property, could give rise to a lien in favor of the government for costs it may incur to address the contamination or otherwise adversely affect our ability to sell or lease the property or borrow using the property as collateral. Environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated. A property owner who violates environmental laws may be subject to sanctions which may be enforced by governmental agencies or, in certain circumstances, private parties. In connection with the acquisition and ownership of our properties, we may be exposed to such costs. The cost of defending against environmental claims, of compliance with environmental regulatory requirements or of remediating any contaminated property could materially and adversely affect us.

Compliance with new or more stringent environmental laws or regulations or stricter interpretation of existing laws may require material expenditures by us. We may be subject to environmental laws or regulations relating to our properties, such as those concerning lead-based paint, mold, asbestos, proximity to power lines or other issues. We cannot assure you that future laws, ordinances or regulations will not impose any material environmental liability or that the current environmental condition of our properties will not be affected by the activities of residents, existing conditions of the land, operations in the vicinity of the properties or the activities of unrelated third parties. In addition, we may be required to comply with various local, state and federal fire, health, life-safety and similar regulations. Failure to comply with applicable laws and regulations could result in fines and/or damages, suspension of personnel, civil liability or other sanctions.

Vacant properties could be difficult to lease, which could adversely affect our revenues.

The properties we acquire may often be vacant at the time of closing and we may not be successful in locating residents to lease the individual properties that we acquire as quickly as we had expected or at all. Even if we are able to place residents as quickly as we had expected, we may incur vacancies in the future and may not be able to re-lease those properties without longer-than-assumed delays, which may result in increased renovation and maintenance costs. In addition, the value of a vacant property could be substantially impaired. As a result, if vacancies continue for a longer period of time than we expect or indefinitely, we may suffer reduced revenues, which may have a material adverse effect on us.

We rely on information supplied by prospective residents in managing our business.

We make leasing decisions based on our review of rental applications completed by the prospective resident. While we may seek to confirm or build on information provided in such rental applications through our own due diligence, including by conducting background checks, we rely on the information supplied to us by prospective residents to make leasing decisions, and we cannot be certain that this information is accurate. These applications are submitted to us at the time we evaluate a prospective resident and we do not require residents to provide us with updated information during the terms of their leases, notwithstanding the fact that this information can, and frequently does, change over time. For example, increases in unemployment levels or adverse economic conditions in certain of our markets may adversely affect the creditworthiness of our residents in such markets. Even though this information is not updated, we will use it to evaluate the characteristics of our portfolio over time. If resident-supplied information is inaccurate or our residents’ creditworthiness declines over time, we may make poor or imperfect leasing decisions and our portfolio may contain more risk than we believe.

We depend on our residents and their willingness to meet their lease obligations and renew their leases for substantially all of our revenues. Poor resident selection and defaults and nonrenewals by our residents may adversely affect our reputation, financial performance and ability to make distributions to our stockholders.

We depend on rental income from residents for substantially all of our revenues. As a result, our success depends in large part upon our ability to attract and retain qualified residents for our properties. Our reputation, financial performance and ability to make distributions to our stockholders would be adversely affected if a significant number of our residents fail to meet their lease obligations or fail to renew their leases. For example, residents may default on rent payments, make unreasonable and repeated demands for service or improvements, make unsupported or unjustified complaints to regulatory or political authorities, use our properties for illegal purposes, damage or make unauthorized structural changes to our properties that are not covered by security deposits, refuse to leave the property upon termination of the lease, engage in domestic violence or similar disturbances, disturb nearby residents with noise, trash, odors or eyesores, fail to comply with HOA regulations, sublet to less desirable individuals in violation of our lease or permit unauthorized persons to live with them. Damage to our properties may delay re-leasing after eviction, necessitate expensive repairs or impair the rental income or value of the property resulting in a lower than expected rate of return. Increases in unemployment levels and other adverse changes in economic conditions in our markets could result in substantial resident defaults. In the event of a resident default or bankruptcy, we may experience delays in enforcing our rights as landlord at that property and will incur costs in protecting our investment and re-leasing the property.

Our leases are relatively short-term, exposing us to the risk that we may have to re-lease our properties frequently, which we may be unable to do on attractive terms, on a timely basis or at all.

Substantially all of our new leases have a duration of one to two years. As such leases permit the residents to leave at the end of the lease term, we anticipate our rental revenues may be affected by declines in market rental rates more quickly than if our leases were for longer terms. Short-term leases may result in high turnover, which involves costs such as restoring the properties, marketing costs and lower occupancy levels. Our resident turnover rate and related cost estimates may be less accurate than if we had more operating data upon which to base such estimates. If the rental rates for our properties decrease or our residents do not renew their leases, our operating results and ability to make distributions to our stockholders could be adversely affected.

Declining real estate valuations and impairment charges could adversely affect our financial condition and operating results.

We periodically review the value of our properties to determine whether their value, based on market factors, projected income and generally accepted accounting principles, has permanently decreased such that it is necessary or appropriate to take an impairment loss in the relevant accounting period. Such a loss would cause an immediate reduction of net income in the applicable accounting period and would be reflected in a decrease in our balance sheet assets. The reduction of net income from impairment losses could lead to a reduction in our dividends, both in the relevant accounting period and in future periods. Even if we do not determine that it is necessary or appropriate to record an impairment loss, a reduction in the intrinsic value of a property would become manifest over time through reduced income from the property and would therefore affect our earnings and financial condition.

We are highly dependent on information systems and systems failures could significantly disrupt our business, which may, in turn, negatively affect us and the value of our common stock.

Our operations are dependent upon our resident portal and property management platforms, including Yardi and Salesforce, which include certain automated processes that require access to telecommunications or the internet, each of which is subject to system security risks. Certain critical components of our platform are dependent upon third party service providers and a significant portion of our business operations are conducted over the internet. As a result, we could be severely impacted by a catastrophic occurrence, such as a natural disaster or a terrorist attack, or a circumstance that disrupted access to telecommunications, the internet or operations at our third party service providers, including viruses or experienced computer programmers that could penetrate network security defenses and cause system failures and disruptions of operations. Even though we believe we utilize appropriate duplication and back-up procedures, a significant outage in telecommunications, the internet or at our third party service providers could negatively impact our operations.

Security breaches and other disruptions could compromise our information systems and expose us to liability, which would cause our business and reputation to suffer.

Information security risks have generally increased in recent years due to the rise in new technologies and the increased sophistication and activities of perpetrators of cyberattacks. In the ordinary course of our business we acquire and store sensitive data, including intellectual property, our proprietary business information and personally identifiable information of our prospective and current residents, employees and third party service providers. The secure processing and maintenance of such information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored therein could be accessed, publicly disclosed, misused, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties, disruption to our operations and the services we provide to customers or damage our reputation, any of which could adversely affect our results of operations, reputation and competitive position.

Future joint venture investments may limit our ability to invest in certain markets and may be adversely affected by our lack of sole decision-making authority, our reliance on joint venture partners’ financial condition and disputes between us and our joint venture partners.

Although we currently wholly own and manage our properties, we may decide to co-invest in the future with third parties through partnerships, joint ventures or other entities, acquiring non-controlling interests in or sharing responsibility for managing the affairs of a property, partnership, joint venture or other entity. As a result, if we decide to make any such joint venture investments in the future, we may be subject to restrictions that prohibit us from making other investments in certain markets until all of the funds in such partnership, joint venture or other entity are invested or committed, and we would not be in a position to exercise sole decision-making authority regarding the property, partnership, joint venture or other entity which may, among other things, impact our ability to satisfy the REIT requirements. Investments in partnerships, joint ventures or other entities may, under certain circumstances, involve risks not present were a third party not involved, including the possibility that joint venture partners might become bankrupt or fail to fund their share of required capital contributions. Joint venture partners may have economic or other business interests or goals that are inconsistent with our business interests or goals, and may be in a position to take actions contrary to our policies or objectives. Such investments also may have the potential risk of impasses on decisions, such as a sale, because neither we nor our partners would have full control over the partnership or joint venture. Disputes between us and our partners may result in litigation or arbitration that would increase our expenses and prevent our officers and/or trustees from focusing their time and effort on our business. Consequently, actions by, or disputes with, any of our future partners might result in subjecting properties owned by the partnership or joint venture to additional risk. In addition, we may in certain circumstances be liable for the actions of any of our future third party partners or co-venturers.

We are involved in a variety of litigation.

We are involved in a range of legal actions in the ordinary course of business. These actions may include, among others, eviction proceedings and other landlord-tenant disputes, challenges to title and ownership rights, disputes arising over potential violations of HOA rules and regulations, issues with local housing officials arising from the condition or maintenance of the property, outside vendor disputes and trademark infringement and other intellectual property claims. These actions can be time-consuming and expensive, and may adversely affect our reputation. Although we are not involved in any legal or regulatory proceedings that we expect would have a material adverse effect on our business, results of operations or financial condition, such proceedings may arise in the future.

We may suffer losses that are not covered by insurance.

We attempt to ensure that our properties are adequately insured to cover casualty losses. However, there are certain losses, including losses from floods, fires, earthquakes, wind, pollution, acts of war, acts of terrorism or riots, for which we may self-insure or which may not always or generally be insured against because it may not be deemed economically feasible or prudent to do so. Changes in the cost or availability of insurance could expose us to uninsured casualty losses. In particular, a number of our properties are located in areas that are known to be subject to increased earthquake activity or wind and/or flood risk. Properties located in active seismic areas include properties throughout California and Seattle. A number of our properties are also located in Florida and Charlotte, which are areas known to be subject to wind and/or flood risk. While we have multi-year policies for earthquakes and hurricane and/or flood risk, our properties may nonetheless incur a casualty loss that is not fully covered by insurance. In such an event, the value of the affected properties would be reduced by the amount of any such uninsured loss, and we could experience a significant loss of capital invested and potential revenues in such properties and could potentially remain obligated under any recourse debt associated with such properties. Inflation, changes in building codes and ordinances, environmental considerations and other factors might also keep us from using insurance proceeds to replace or renovate a particular property after it has been damaged or destroyed. Under those circumstances, the insurance proceeds we receive might be inadequate to restore our economic position on the damaged or destroyed property. Any such losses could adversely affect us and cause the value of our common stock to decline. In addition, we may have no source of funding to repair or reconstruct the damaged home, and we cannot assure that any such sources of funding will be available to us for such purposes in the future.

We are subject to risks from natural disasters such as earthquakes and severe weather.

Natural disasters and severe weather such as earthquakes, tornadoes, hurricanes or floods may result in significant damage to our properties. The extent of our casualty losses and loss in operating income in connection with such events is a function of the severity of the event and the total amount of exposure in the affected area. When we have geographic concentration of exposures, a single catastrophe (such as an earthquake, especially in California) or destructive weather event (such as a hurricane) affecting a region may have a significant negative effect on our financial condition and results of operations. As a result, our operating and financial results may vary significantly from one period to the next. Our financial results may be adversely affected by our exposure to losses arising from natural disasters or severe weather.

Eminent domain could lead to material losses on our investments in our properties.

Governmental authorities may exercise eminent domain to acquire the land on which our properties are built in order to build roads and other infrastructure. Any such exercise of eminent domain would allow us to recover only the fair value of the affected properties. In addition, “fair value” could be substantially less than the real market value of the property for a number of years, and we could effectively have no profit potential from properties acquired by the government through eminent domain.

We may have difficulty selling our real estate investments and our ability to distribute all or a portion of the net proceeds from any such sale to our stockholders may be limited.

Real estate investments are relatively illiquid and, as a result, we may have a limited ability to sell our properties. When we sell any of our properties, we may recognize a loss on such sale. We may elect not to distribute any proceeds from the sale of properties to our stockholders. Instead, we may use such proceeds for other purposes, including:

•	purchasing additional properties;

•	repaying debt or buying back shares;

•	creating working capital reserves; or

•	making repairs, maintenance or other capital improvements or expenditures to our remaining properties.

Our ability to sell our properties may also be limited by our need to avoid the 100% prohibited transactions tax that is imposed on gain recognized by a REIT from the sale of property characterized as dealer property. For example, we may be required to hold our properties for a minimum period of time and comply with certain other requirements in the Code or dispose of our properties through a taxable REIT subsidiary (“TRS”), in which case we will incur corporate level tax on any net gains from such dispositions.

Risks Related to Our Indebtedness

Our cash flows and operating results could be adversely affected by required payments of debt or related interest and other risks of our debt financing.

We are generally subject to risks associated with debt financing. These risks include: (1) our cash flow may not be sufficient to satisfy required payments of principal and interest; (2) we may not be able to refinance existing indebtedness or the terms of the refinancing may be less favorable to us than the terms of existing debt; (3) required debt payments are not reduced if the economic performance of any property declines; (4) debt service obligations could reduce funds available for distribution to our stockholders and funds available for capital investment; (5) any default on our indebtedness could result in acceleration of those obligations and possible loss of property to foreclosure; and (6) the risk that necessary capital expenditures cannot be financed on favorable terms. If a property is pledged to secure payment of indebtedness and we cannot make the applicable debt payments, we may have to surrender the property to the lender with a consequent loss of any prospective income and equity value from such property. Any of these risks could place strains on our cash flows, reduce our ability to grow and adversely affect our results of operations.

We utilize a significant amount of indebtedness in the operation of our business.

As of September 30, 2016, as adjusted for the financing transactions described in “Unaudited Pro Forma Financial Information” (the “Financings”) and the completion of this offering and the use of proceeds therefrom, we would have had approximately $        million aggregate principal amount of indebtedness outstanding, including $        million of non-recourse asset-backed mortgage loans. Our leverage could have important consequences to us. For example, it could: (1) result in the acceleration of a significant amount of debt for non-compliance with the terms of such debt or, if such debt contains cross default or cross-acceleration provisions, other debt; (2) result in the loss of assets, including individual properties or portfolios, due to foreclosure or sale on unfavorable terms, which could create taxable income without accompanying cash proceeds; (3) materially impair our ability to borrow unused amounts under existing financing arrangements or to obtain additional financing or refinancing on favorable terms or at all; (4) require us to dedicate a substantial portion of our cash flow to paying principal and interest on our indebtedness, reducing the cash flow available to fund our business, to pay dividends, including those necessary to maintain our REIT qualification, or to use for other purposes; (5) increase our vulnerability to an economic downturn; (6) limit our ability to withstand competitive pressures; or (7) reduce our flexibility to respond to changing business and economic conditions.

If any of the foregoing occurs, our business, financial condition, liquidity, results of operations and prospects could be materially and adversely affected, and the trading price of our common stock could decline significantly.

We may be unable to obtain financing through the debt and equity markets, which would have a material adverse effect on our growth strategy and our financial condition and results of operations.

We cannot assure you that we will be able to access the capital and credit markets to obtain additional debt or equity financing or that we will be able to obtain financing on terms favorable to us. Our inability to obtain financing could have negative effects on our business. Among other things, we could have great difficulty acquiring, re-developing or maintaining our properties, which would materially and adversely affect our business strategy and portfolio, and may result in our: (1) liquidity being adversely affected; (2) inability to repay or refinance our indebtedness on or before its maturity; (3) making higher interest and principal payments or selling some of our assets on terms unfavorable to us to service our indebtedness; or (4) issuing additional capital stock, which could further dilute the ownership of our existing stockholders.

Secured indebtedness exposes us to the possibility of foreclosure on our ownership interests in our rental homes.

Incurring mortgage and other secured indebtedness increases our risk of loss of our ownership interests in our rental homes because defaults thereunder, and the inability to refinance such indebtedness, may result in foreclosure action initiated by lenders. For tax purposes, a foreclosure of any of our rental homes would be treated as a sale of the home for a purchase price equal to the outstanding balance of the indebtedness secured by such rental home. If the outstanding balance of the indebtedness secured by such rental home exceeds our tax basis in the rental home, we would recognize taxable income on foreclosure without receiving any cash proceeds.

Covenants in our debt agreements may restrict our operating activities and adversely affect our financial condition.

Our existing debt agreements contain, the credit facility that our Operating Partnership expects to enter into concurrently with or prior to the completion of this offering will contain and future debt agreements may contain, financial and/or operating covenants, including, among other things, certain coverage ratios, as well as limitations on the ability to incur secured and unsecured debt. These covenants may limit our operational flexibility and acquisition and disposition activities. Moreover, if any of the covenants in these debt agreements are breached and not cured within the applicable cure period, we could be required to repay the debt immediately, even in the absence of a payment default. As a result, a default under applicable debt covenants could have an adverse effect on our financial condition or results of operations.

For example, our mortgage loans require, among other things, that a cash management account controlled by the lender collect all rents and cash generated by the properties securing the portfolio. Upon the occurrence of an event of default or failure to satisfy the required minimum debt yield or debt service coverage ratio, the lender may apply any excess cash as the lender elects, including prepayment of principal and amounts due under the loans. These covenants may restrict our ability to engage in transactions that we believe would otherwise be in the best interests of our stockholders. Further, such restrictions could make it difficult for us to satisfy the requirements necessary to maintain our qualification as a REIT for U.S. federal income tax purposes.

We have and expect to continue to utilize non-recourse long-term mortgage loans, and such structures may expose us to certain risks not prevalent in other debt financings, which could affect the availability and attractiveness of this financing option or otherwise result in losses to us.

We have and expect to continue to utilize non-recourse long-term mortgage loans relating to pools of homes which we own, if and when they become available and to the extent consistent with the maintenance of our REIT qualification, in order to generate cash for funding new investments. Mortgage loans may expose us to certain risks not prevalent in other debt financings. For example, accounting rules for mortgage loans are complex and involve significant judgment and assumptions. These complexities and possible changes in accounting rules, interpretations or our assumptions could undermine our ability to prepare timely and accurate financial statements. Moreover, we cannot be assured that we will be able to access the securitization market in the future, or be able to do so at favorable rates. The global economy recently experienced a significant recession and recent events in the real estate and securitization markets, as well as the debt markets and the economy generally, have caused significant dislocations, illiquidity and volatility in the market for asset-backed securities and mortgage-backed securities, as well as a severe, ongoing disruption in the wider global financial markets, including a significant reduction of investor demand for, and purchases of, asset-backed securities and structured financial products. Disruptions of the securitization market could preclude our ability to use mortgage loans as a financing source or could render it an inefficient source of financing, making us more dependent on alterative sourcing of financing that might not be as favorable as mortgage loans in otherwise favorable markets. In addition, in the United States and elsewhere, there is now increased political and regulatory scrutiny of the asset-backed securities industry. This has resulted in a raft of measures for increased regulation which are currently at various stages of implementation and which may have an adverse impact on the regulatory capital charge to certain investors in securitization exposures or the incentives for certain investors to hold asset-backed securities, and may thereby affect the liquidity of such securities. Any of these factors could limit our access to mortgage loans as a source of financing. The inability to consummate mortgage loans to finance our investments on a long-term basis could require us to seek other forms of potentially less attractive financing or to liquidate assets at an inopportune time or price, which could adversely affect our performance and our ability to grow our business.

Offerings of additional debt securities or equity securities that rank senior to our common stock may adversely affect the market price of our common stock.

If we decide to issue additional debt securities or equity securities that rank senior to our common stock in the future, it is likely that they will be governed by an indenture or other instrument containing covenants restricting our operating flexibility. Any additional debt or equity securities that we issue in the future may have rights, preferences and privileges more favorable than those of our common stock and, if such securities are convertible or exchangeable, the issuance of such securities may result in dilution to owners of our common stock. We and, indirectly, our stockholders, will bear the cost of issuing and servicing such securities. Because our decision to issue debt or equity securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus holders of our common stock will bear the risk of our future offerings reducing the market price of our common stock and diluting the value of their stockholdings in us.

Failure to hedge effectively against interest rate changes may adversely affect our results of operations and our ability to make distributions to our stockholders.

Borrowings under our credit facilities and mortgage loans bear interest at variable rates and expose us to interest rate risk. If interest rates were to increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and our earnings and cash flows will correspondingly decrease. As of September 30, 2016, after giving effect to the Financings and the completion of this offering and the use of proceeds therefrom, each 100 basis point change in interest rates on our pro forma floating rate indebtedness would result in a $        million change in pro forma annual interest expense.

In connection with our credit facilities and mortgage loans, we have obtained interest rate caps, and subject to complying with the requirements for REIT qualification, we may obtain in the future one or more additional forms of interest rate protection—in the form of swap agreements, interest rate cap contracts or similar agreements—to hedge against the possible negative effects of interest rate fluctuations. However, we cannot assure you that any hedging will adequately relieve the adverse effects of interest rate increases or that counterparties under these agreements will honor their obligations thereunder. In addition, we may be subject to risks of default by hedging counterparties. Adverse economic conditions could also cause the terms on which we borrow to be unfavorable. We could be required to liquidate one or more of our investments at times which may not permit us to receive an attractive return on our investments in order to meet our debt service obligations.

The REIT provisions of the Code may also limit our ability to hedge effectively. See “—Risks Related to our REIT Status and Certain Other Tax Items— Complying with REIT requirements may limit our ability to hedge effectively and may cause us to incur tax liabilities.”

Risks Related to Our Organization and Structure

We are controlled by our Sponsor and its interests may conflict with ours or yours in the future.

Immediately following this offering, affiliates of our Sponsor will beneficially own                 shares of our common stock or     % if the underwriters exercise in full their option to purchase additional shares. Moreover, under our bylaws and the stockholders’ agreement with our Sponsor and its affiliates that will be in effect as of the completion of this offering, so long as our pre-IPO owners and their affiliates together continue to beneficially own at least 5% of the shares of our common stock entitled to vote generally in the election of directors, we will agree to nominate individuals designated by our Sponsor, whom we refer to as the “Sponsor Directors,” for election to our board of directors as specified in our stockholders’ agreement and our Sponsor must consent to any change to the number of our directors. Even when our Sponsor and its affiliates cease to own shares of our stock representing a majority of the total voting power, for so long as our Sponsor continues to own a significant percentage of our stock, our Sponsor will still be able to significantly influence the composition of our board of directors and the approval of actions requiring stockholder approval. Accordingly, during such time, our Sponsor will have significant influence with respect to our management, business plans and policies, including the election and removal of our officers. In particular, for so long as our Sponsor continues to own a significant percentage of our stock, our Sponsor will be able to cause or prevent a change of control of our company or a change in the composition of our board of directors and could preclude any unsolicited acquisition of our company. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of common stock as part of a sale of our company and ultimately might affect the market price of our common stock.

Our Sponsor and its affiliates engage in a broad spectrum of activities, including investments in real estate generally and in the single-family rental sector in particular. In the ordinary course of their business activities, our Sponsor and its affiliates may engage in activities where their interests conflict with our interests or those of our stockholders. Our charter will provide that none of our Sponsor, any of its affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or his or her affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. Our Sponsor also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In addition, our Sponsor may have an interest in pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to you.

Upon the listing of our shares on the                 , we will be a “controlled company” within the meaning of the                  rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

After completion of this offering, affiliates of our Sponsor will continue to control a majority of the combined voting power of all classes of our stock entitled to vote generally in the election of directors. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the          . Under these rules, a company of which more than 50% of the voting power in the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirements that, within one year of the date of the listing of our common stock:

•	we have a board that is comprised of a majority of “independent directors,” as defined under the rules of such exchange;

•	we have a compensation committee that is comprised entirely of independent directors; and

•	we have a nominating and corporate governance committee that is comprised entirely of independent directors.

Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the          .

We will incur increased costs and become subject to additional regulations and requirements as a result of becoming a public company, which could lower our profits or make it more difficult to run our business.

As a public company, we will incur additional legal, accounting and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated with the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and related rules implemented by the Securities and Exchange Commission (the “SEC”) and the          . The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action and potentially civil litigation.

If we are unable to implement and maintain effective internal controls over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock may be negatively affected.

As a public company, we will be required to maintain internal controls over financial reporting and to report any material weaknesses in such internal controls. In addition, beginning with our second annual report on Form 10-K under the Securities Act, we will be required to furnish a report by management on the effectiveness of our internal controls over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act. Once we are no longer an emerging growth company, our independent registered public accounting firm will be required to formally attest to the effectiveness of our internal controls over financial reporting on an annual basis. The process of designing, implementing, and testing the internal controls over financial reporting required to comply with this obligation is time consuming, costly, and complicated. If we identify material weaknesses in our internal controls over financial reporting, if we are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or to assert that our internal controls over financial reporting is effective or if, once we are no longer an emerging growth company, our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal controls over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act. We will remain an “emerging growth company” until the earliest to occur of:

•	the last day of the fiscal year during which our total annual revenue equals or exceeds $1 billion (subject to adjustment for inflation);

•	the last day of the fiscal year following the fifth anniversary of this offering;

•	the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt securities; or

•	the date on which we are deemed to be a “large accelerated filer” under the Exchange Act.

We may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our per share trading price may be adversely affected and more volatile.

Provisions of Maryland law may limit the ability of a third party to acquire control of us by requiring our board of directors or stockholders to approve proposals to acquire our company or effect a change in control.

Certain provisions of the Maryland General Corporation Law (the “MGCL”) may have the effect of inhibiting a third party from making a proposal to acquire us or of impeding a change in control under circumstances that otherwise could provide our stockholders with the opportunity to realize a premium over the then-prevailing market price of their shares of common stock, including:

•	“business combination” provisions that, subject to certain exceptions and limitations, prohibit certain business combinations between a Maryland corporation and an “interested stockholder” (defined generally as any person who beneficially owns 10% or more of the voting power of our outstanding voting stock or an affiliate or associate of ours who, at any time within the two-year period immediately prior to the date in question, was the beneficial owner of 10% or more of the voting power of our then outstanding shares of stock) or an affiliate of any interested stockholder for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter imposes two super-majority stockholder voting requirements on these combinations, unless, among other conditions, our common stockholders receive a minimum price, as defined in the MGCL, for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares of stock; and

•

“control share” provisions that provide that, subject to certain exceptions, holders of “control shares” (defined as voting shares that, when aggregated with all other shares controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or control of issued and outstanding “control shares”) have no voting rights except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding shares owned by the acquirer, by our officers or by our employees who are also directors of our company.

Prior to the completion of this offering, by resolution of our board of directors, we will opt out of the business combination provisions of the MGCL and provide that any business combination between us and any other person is exempt from the business combination provisions of the MGCL. In addition, pursuant to a provision in our bylaws, we will opt out of the control share provisions of the MGCL. Provisions of our bylaws will prohibit our board of directors from revoking, altering or amending its resolution exempting any business combination from the business combination provisions of the MGCL or amending our bylaws to opt in to the control share provisions of the MGCL, in each case, without the affirmative vote of a majority of the votes cast on the matter by our stockholders entitled to vote generally in the election of directors.

In addition, the “unsolicited takeover” provisions of Title 3, Subtitle 8 of the MGCL permit our board of directors, without stockholder approval and regardless of what is provided in our charter or bylaws, to implement certain takeover defenses, including adopting a classified board or increasing the vote required to remove a director. Such takeover defenses may have the effect of inhibiting a third party from making an acquisition proposal for us or of delaying, deferring or preventing a change in control of us under the circumstances that otherwise could provide our common stockholders with the opportunity to realize a premium over the then-current market price. Our charter will provide that, without the affirmative vote of a majority of the votes cast on the matter by our stockholders entitled to vote generally in the election of directors, we may not elect to be subject to certain provisions of Subtitle 8, including the provisions relating to adopting a classified board or increasing the vote required to remove a director.

Our board of directors may approve the issuance of stock, including preferred stock, with terms that may discourage a third party from acquiring us.

Our charter will permit our board of directors, without any action by our stockholders, to authorize the issuance of stock in one or more classes or series. Our board of directors may also classify or reclassify any unissued stock and set or change the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of any such stock, which rights may be superior to those of our common stock. Thus, our board of directors could authorize the issuance of shares of a class or series of stock with terms and conditions which could have the effect of discouraging a takeover or other transaction in which holders of some or a majority of our outstanding common stock might receive a premium for their shares over the then current market price of our common stock. See “Description of Stock—Power to Reclassify and Issue Stock.”

Our board of directors may change significant corporate policies without stockholder approval.

Our investment, financing, borrowing and dividend policies and our policies with respect to all other activities, including growth, debt, capitalization and operations, will be determined by our board of directors. These policies may be amended or revised at any time and from time to time at the discretion of our board of directors without a vote of our stockholders. Our charter will also provide that our board of directors may revoke or otherwise terminate our REIT election without approval of our stockholders if it determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT. In addition, our board of directors may change our policies with respect to conflicts of interest provided that such changes are consistent with applicable legal requirements. A change in these policies or the termination of our REIT election could have an adverse effect on our financial condition, our results of operations, our cash flow, the per share trading price of our common stock and our ability to satisfy our debt service obligations and to pay dividends to our stockholders.

Our rights and the rights of our stockholders to take action against our directors and officers are limited.

Our charter will eliminate the liability of our directors and officers to us and our stockholders for money damages to the maximum extent permitted under Maryland law. Under current Maryland law and our charter, our directors and officers will not have any liability to us or our stockholders for money damages other than liability resulting from:

•	actual receipt of an improper benefit or profit in money, property or services; or

•	active and deliberate dishonesty by the director or officer that was established by a final judgment and is material to the cause of action adjudicated.

Our charter will authorize us and our bylaws will obligate us to indemnify each of our directors or officers who is or is threatened to be made a party to or witness in a proceeding by reason of his or her service in those or certain other capacities, to the maximum extent permitted by Maryland law, from and against any claim or liability to which such person may become subject or which such person may incur by reason of his or her status as a present or former director or officer of us or serving in such other capacities. In addition, we may be obligated to pay or reimburse the expenses incurred by our present and former directors and officers without requiring a preliminary determination of their ultimate entitlement to indemnification. As a result, we and our stockholders may have more limited rights to recover money damages from our directors and officers than might otherwise exist absent these provisions in our charter and bylaws or that might exist with other companies, which could limit your recourse in the event of actions that are not in our best interests.

Our charter will contain a provision that expressly permits our Sponsor, our non-employee directors and certain of our pre-IPO owners, and their affiliates, to compete with us.

Our Sponsor may compete with us for investments in properties and for residents. There is no assurance that any conflicts of interest created by such competition will be resolved in our favor. Moreover, our Sponsor is in the business of making investments in companies and acquires and holds interests in businesses that compete directly or indirectly with us. Our charter will provide that, to the maximum extent permitted from time to time by Maryland law, we renounce any interest or expectancy that we have in, or any right to be offered an opportunity to participate in, any business opportunities that are from time to time presented to or developed by our directors or their affiliates, other than to those directors who are employed by us or our subsidiaries, unless the business opportunity is expressly offered or made known to such person in his or her capacity as our director, and none of our Sponsor, pre-IPO owners, or any of their respective affiliates, or any director who is not employed by us or any of his or her affiliates, will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we or our affiliates engage or propose to engage or to refrain from otherwise competing with us or our affiliates. Our Sponsor also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us.

Our charter will provide that, to the maximum extent permitted from time to time by Maryland law, our Sponsor and each of our non-employee directors (including those designated by our Sponsor), and any of their affiliates, may:

•	acquire, hold and dispose of shares of our stock or OP Units for his, her or its own account or for the account of others, and exercise all of the rights of a stockholder of Invitation Homes Inc., or a limited partner of our Operating Partnership, to the same extent and in the same manner as if he, she or it were not our director or stockholder; and

•	in his, her or its personal capacity or in his, her or its capacity, as applicable, as a director, officer, trustee, stockholder, partner, member, equity owner, manager, advisor or employee of any other person, have business interests and engage, directly or indirectly, in business activities that are similar to ours or compete with us, that involve a business opportunity that we could seize and develop or that include the acquisition, syndication, holding, management, development, operation or disposition of interests in mortgages, real property or persons engaged in the real estate business.

Our charter will also provide that, to the maximum extent permitted from time to time by Maryland law, in the event that our Sponsor, any non-employee director, or any of their respective affiliates, acquires knowledge of a potential transaction or other business opportunity, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and may take any such opportunity for itself, himself or herself or offer it to another person or entity unless the business opportunity is expressly offered to such person in his or her capacity as our director. These provisions may limit our ability to pursue business or investment opportunities that we might otherwise have had the opportunity to pursue, which could have an adverse effect on our financial condition, our results of operations, our cash flow, the per share trading price of our common stock and our ability to satisfy our debt service obligations and to pay dividends to our stockholders.

We will be required to disclose in our periodic reports filed with the SEC specified activities engaged in by our “affiliates.”

In August 2012, Congress enacted the Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRSHRA”), which expands the scope of U.S. sanctions against Iran. More specifically, Section 219 of the ITRSHRA amended the Exchange Act to require companies subject to SEC reporting obligations under Section 13 of the Exchange Act to disclose in their periodic reports specified dealings or transactions involving Iran or other individuals and entities targeted by certain Office of Foreign Assets Control sanctions engaged in by the reporting company or any of its affiliates during the period covered by the relevant periodic report. In some cases, ITRSHRA requires companies to disclose these types of transactions even if they would otherwise be permissible under U.S. law. These companies are required to separately file with the SEC a notice that such activities have been disclosed in the relevant periodic report, and the SEC is required to post this notice of disclosure on its website and send the report to the U.S. President and certain U.S. Congressional committees. The U.S. President thereafter is required to initiate an investigation and, within 180 days of initiating such an investigation, to determine whether sanctions should be imposed. Under ITRSHRA, we would be required to report if we or any of our “affiliates” knowingly engaged in certain specified activities during the period covered by the report. Because the SEC defines the term “affiliate” broadly, it includes any entity controlled by us as well as any person or entity that controls us or is under common control with us. Because we may be deemed to be a controlled affiliate of our Sponsor, affiliates of our Sponsor may also be considered our affiliates. Affiliates of our Sponsor have in the past and may in the future be required to make disclosures pursuant to ITRSHRA. Disclosure of such activity, even if such activity is not subject to sanctions under applicable law, and any sanctions actually imposed on us or our affiliates as a result of these activities, could harm our reputation and have a negative impact on our business.

Risks Related to our REIT Status and Certain Other Tax Items

If we do not maintain our qualification as a REIT, we will be subject to tax as a regular corporation and could face a substantial tax liability.

We expect to continue to operate so as to qualify as a REIT under the Code. However, qualification as a REIT involves the application of highly technical and complex Code provisions for which only a limited number of judicial or administrative interpretations exist. Notwithstanding the availability of cure provisions in the Code, we could fail to meet various compliance requirements, which could jeopardize our REIT status. Furthermore, new tax legislation, administrative guidance or court decisions, in each instance potentially with retroactive effect, could make it more difficult or impossible for us to qualify as a REIT. If we fail to qualify as a REIT in any tax year, then:

•	we would be taxed as a regular domestic corporation, which under current laws, among other things, means being unable to deduct distributions to stockholders in computing taxable income and being subject to U.S. federal income tax on our taxable income at regular corporate income tax rates;

•	any resulting tax liability could be substantial and could have a material adverse effect on our book value;

•	unless we were entitled to relief under applicable statutory provisions, we would be required to pay taxes, and thus, our cash available for distribution to stockholders would be reduced for each of the years during which we did not qualify as a REIT and for which we had taxable income; and

•	we generally would not be eligible to requalify as a REIT for the subsequent four full taxable years.

REITs, in certain circumstances, may incur tax liabilities that would reduce our cash available for distribution to you.

Even if we qualify and maintain our status as a REIT, we may become subject to U.S. federal income taxes and related state and local taxes. For example, net income from the sale of properties that are “dealer” properties sold by a REIT (a “prohibited transaction” under the Code) will be subject to a 100% tax. We may not make sufficient distributions to avoid excise taxes applicable to REITs. Similarly, if we were to fail an income test (and did not lose our REIT status because such failure was due to reasonable cause and not willful neglect) we would be subject to tax on the income that does not meet the income test requirements. We also may decide to retain net capital gain we earn from the sale or other disposition of our investments and pay income tax directly on such income. In that event, our stockholders would be treated as if they earned that income and paid the tax on it directly. However, stockholders that are tax-exempt, such as charities or qualified pension plans, would have no benefit from their deemed payment of such tax liability unless they file U.S. federal income tax returns and seek a refund of such tax. We also may be subject to state and local taxes on our income or property, including income, franchise, payroll, mortgage recording and transfer taxes, either directly or at the level of the other companies through which we indirectly own our assets, such as our TRSs, which are subject to full U.S. federal, state, local and foreign corporate-level income taxes. Any taxes we pay directly or indirectly will reduce our cash available for distribution to you.

Complying with REIT requirements may cause us to forego otherwise attractive opportunities and limit our expansion opportunities.

In order to qualify as a REIT for U.S. federal income tax purposes, we must continually satisfy tests concerning, among other things, our sources of income, the nature of our investments in commercial real estate and related assets, the amounts we distribute to our stockholders and the ownership of our stock. We may also be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution. Thus, compliance with REIT requirements may hinder our ability to operate solely on the basis of maximizing profits.

Complying with REIT requirements may force us to liquidate or restructure otherwise attractive investments.

In order to qualify as a REIT, we must also ensure that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and qualified REIT real estate assets. The remainder of our investments in securities (other than qualified real estate assets and government securities) generally cannot include more than 10% of the outstanding voting securities of any one issuer or 10% of the total value of the outstanding securities of any one issuer unless we and such issuer jointly elect for such issuer to be treated as a TRS under the Code. The total value of all of our investments in taxable REIT subsidiaries cannot exceed 25% (20% for any taxable year beginning after December 31, 2017) of the value of our total assets. In addition, no more than 5% of the value of our assets (other than qualified real estate assets and government securities) can consist of the securities of any one issuer other than a TRS. If we fail to comply with these requirements, we must dispose of a portion of our assets within 30 days after the end of the calendar quarter in order to avoid losing our REIT status and suffering adverse tax consequences.

Complying with REIT requirements may limit our ability to hedge effectively and may cause us to incur tax liabilities.

The REIT provisions of the Code substantially limit our ability to hedge our liabilities. Any income from a hedging transaction we enter into to manage risk of interest rate changes with respect to borrowings made or to be made to acquire or carry real estate assets (each such hedge, a “Borrowings Hedge”), or to manage risk of foreign currency exchange rate fluctuations with respect to any item of qualifying income (each such hedge, a “Currency Hedge”), if clearly identified under applicable U.S. Treasury (“Treasury”) regulations, does not constitute “gross income” for purposes of the 75% or 95% gross income tests that we must satisfy to qualify and to maintain our qualification as a REIT. This exclusion from the 95% and 75% gross income tests also will apply if we previously entered into a Borrowings Hedge or a Currency Hedge, a portion of the hedged indebtedness or property is disposed of and in connection with such extinguishment or disposition, we enter into a new properly identified hedging transaction to offset the prior hedging position. To the extent that we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both of the gross income tests. See “Material U.S. Federal Income Tax Considerations—Income Tests.” As a result of these rules, we intend to limit our use of advantageous hedging techniques or, subject to the limitations on the value of and income from our TRSs, implement those hedges through a domestic TRS. This could increase the cost of our hedging activities because our TRS would be subject to tax on gains or expose us to greater risks associated with changes in interest rates than we would otherwise want to bear. In addition, losses from hedges held in our TRS will generally not provide any tax benefit, except for being carried forward against future taxable income in the TRS.

Complying with REIT requirements may force us to borrow to make distributions to stockholders.

From time to time, our taxable income may be greater than our cash flow available for distribution to stockholders. If we do not have other funds available in these situations, we may be unable to distribute substantially all of our taxable income as required by the REIT provisions of the Code. Thus, we could be required to borrow funds, sell a portion of our assets at disadvantageous prices or find another alternative. These options could increase our costs or reduce our equity.

Even if we qualify to be subject to U.S. federal income tax as a REIT, we could be subject to tax on any unrealized net built-in gains in certain assets.

As part of our Pre-IPO Transactions, we will acquire certain appreciated assets that are held (directly or indirectly) in part by one or more C corporations in transactions in which the adjusted tax basis of the assets in our hands will be determined by reference to the adjusted basis of such assets in the hands of such C corporations. If we dispose of any such appreciated assets during the 10-year period following the date we acquired those assets, we will be subject to U.S. federal income tax on the portion of such gain attributable to such C corporations at the highest corporate tax rates to the extent of the excess of the fair market value of such assets on the date that we acquired those assets over the adjusted tax basis of such assets on such date, which are referred to as built-in gains. We would be subject to this tax liability even if we qualify and maintain our status as a REIT. Any recognized built-in gain will retain its character as ordinary income or capital gain and will be taken into account in determining REIT taxable income and our distribution requirement. Any tax on the recognized built-in gain will reduce REIT taxable income. We may choose not to sell in a taxable transaction appreciated assets we might otherwise sell during the 10-year period in which the built-in gain tax applies to avoid the built-in gain tax. However, there can be no assurances that such a taxable transaction will not occur. If we sell such assets in a taxable transaction, the amount of corporate tax that we will pay will vary depending on the actual amount of net built-in gain or loss present in those assets as of the time we acquired those assets and the portion of such assets which were held by C corporations prior to their contribution to us. See “Material U.S. Federal Income Tax Considerations—Built-in Gains of Former C Corporation Assets.”

Our charter will not permit any person to own more than 9.8% of our outstanding common stock or of our outstanding stock of all classes or series, and attempts to acquire our common stock or our stock of all other classes or series in excess of these 9.8% limits would not be effective without an exemption from these limits by our board of directors.

For us to qualify as a REIT under the Code, not more than 50% of the value of our outstanding stock may be owned directly or indirectly, by five or fewer individuals (including certain entities treated as individuals for this purpose) during the last half of a taxable year. For the purpose of assisting our qualification as a REIT for U.S. federal income tax purposes, among other purposes, our charter will prohibit beneficial or constructive ownership by any person of more than a certain percentage, currently 9.8%, in value or by number of shares, whichever is more restrictive, of the outstanding shares of our common stock or 9.8% in value of the outstanding shares of our stock, which we refer to as the “ownership limit.” The constructive ownership rules under the Code and our charter are complex and may cause shares of the outstanding common stock owned by a group of related persons to be deemed to be constructively owned by one person. As a result, the acquisition of less than 9.8% of our outstanding common stock or our stock by a person could cause a person to own constructively in excess of 9.8% of our outstanding common stock or our stock, respectively, and thus violate the ownership limit. There can be no assurance that our board of directors, as permitted in the charter, will not decrease this ownership limit in the future. Any attempt to own or transfer shares of our common stock in excess of the ownership limit without the consent of our board of directors will result either in the shares in excess of the limit being transferred by operation of the charter to a charitable trust, and the person who attempted to acquire such excess shares will not have any rights in such excess shares, or in the transfer being void. The ownership limit may have the effect of precluding a change in control of us by a third party, even if such change in control would be in the best interests of our stockholders or would result in receipt of a premium to the price of our common stock (and even if such change in control would not reasonably jeopardize our REIT status). In addition, we expect that, before the completion of this offering, our board of directors will grant an exemption from the ownership limit to our Sponsor and its affiliates, which may limit our board of directors’ power to increase the ownership limit or grant further exemptions in the future.

We may choose to make distributions in our own stock, in which case you may be required to pay income taxes without receiving any cash dividends.

In connection with our qualification as a REIT, we are required to annually distribute to our stockholders at least 90% of our REIT taxable income (which does not equal net income, as calculated in accordance with generally accepted accounting principles), determined without regard to the deduction for dividends paid and excluding net capital gain. In order to satisfy this requirement, we may make distributions that are payable in cash and/or shares of our common stock (which could account for up to 90% of the aggregate amount of such distributions) at the election of each stockholder. Taxable stockholders receiving such distributions will be required to include the full amount of such distributions as ordinary dividend income to the extent of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. As a result, U.S. stockholders may be required to pay income taxes with respect to such distributions in excess of the cash portion of the distribution received. Accordingly, U.S. holders receiving a distribution of our shares may be required to sell shares received in such distribution or may be required to sell other stock or assets owned by them, at a time that may be disadvantageous, in order to satisfy any tax imposed on such distribution. If a U.S. stockholder sells the stock that it receives as part of the distribution in order to pay this tax, the sales proceeds may be less than the amount it must include in income with respect to the distribution, depending on the market price of our stock at the time of the sale. Furthermore, with respect to certain non-U.S. holders, we may be required to withhold U.S. tax with respect to such distribution, including in respect of all or a portion of such distribution that is payable in stock, by withholding or disposing of part of the shares included in such distribution and using the proceeds of such disposition to satisfy the withholding tax imposed. In addition, if a significant number of our stockholders determine to sell shares of our common stock in order to pay taxes owed on dividend income, such sale may put downward pressure on the market price of our common stock.

Various tax aspects of such a taxable cash/stock distribution are uncertain and have not yet been addressed by the Internal Revenue Service (“IRS”). No assurance can be given that the IRS will not impose requirements in the future with respect to taxable cash/stock distributions, including on a retroactive basis, or assert that the requirements for such taxable cash/stock distributions have not been met.

Dividends payable by REITs do not generally qualify for the reduced tax rates available for some dividends.

The maximum tax rate applicable to qualified dividend income payable to certain non-corporate U.S. stockholders has been reduced by legislation to 20%. Dividends payable by REITs, however, generally are not eligible for the reduced rates. Although this legislation does not adversely affect the taxation of REITs or dividends payable by REITs, the more favorable rates applicable to regular corporate qualified dividends could cause certain non-corporate investors to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs, including our common stock.

We will be dependent on external sources of capital to finance our growth.

As with other REITs, but unlike corporations generally, our ability to finance our growth must largely be funded by external sources of capital because we generally will have to distribute to our stockholders 90% of our REIT taxable income in order to qualify as a REIT, including taxable income where we do not receive corresponding cash. Our access to external capital will depend upon a number of factors, including general market conditions, the market’s perception of our growth potential, our current and potential future earnings, cash distributions and the market price of our common stock.

We may be subject to adverse legislative or regulatory tax changes that could increase our tax liability, reduce our operating flexibility and reduce the price of our common stock.

In recent years, numerous legislative, judicial and administrative changes have been made in the provisions of U.S. federal income tax laws applicable to investments similar to an investment in shares of our common stock. Additional changes to the tax laws are likely to continue to occur, and we cannot assure you that any such changes will not adversely affect the taxation of a stockholder. Any such changes could have an adverse effect on an investment in our shares or on the market value or the resale potential of our assets. You are urged to consult with your tax advisor with respect to the impact of recent legislation on your investment in our shares and the status of legislative, regulatory or administrative developments and proposals and their potential effect on an investment in our shares. Although REITs generally receive certain tax advantages compared to entities taxed as regular corporations, it is possible that future legislation would result in a REIT having fewer tax advantages, and it could become more advantageous for a company that invests in real estate to elect to be treated for U.S. federal income tax purposes as a corporation. As a result, our charter will provide our board of directors with the power, under certain circumstances, to revoke or otherwise terminate our REIT election and cause us to be taxed as a regular corporation, without the approval of our stockholders.

According to publicly released statements, a top legislative priority of the Trump administration and the next Congress may be significant reform of the Code, including significant changes to taxation of business entities. There is a substantial lack of clarity around the likelihood, timing and details of any such tax reform and the impact of any potential tax reform on an investment in us.

Liquidation of assets may jeopardize our REIT qualification.

To qualify as a REIT, we must comply with requirements regarding our assets and our sources of income. If we are compelled to liquidate our investments to repay obligations to our lenders, we may be unable to comply with these requirements, ultimately jeopardizing our qualification as a REIT, or we may be subject to a 100% tax on any resultant gain if we sell assets that are treated as dealer property or inventory.

Our ownership of and relationship with any TRS will be restricted, and a failure to comply with the restrictions would jeopardize our REIT status and may result in the application of a 100% excise tax.

A REIT may own up to 100% of the stock of one or more TRSs. A TRS may earn income that would not be qualifying income if earned directly by the parent REIT. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. Overall, no more than 25% (and, for taxable years beginning after December 31, 2017, no more than 20%) of the value of a REIT’s assets may consist of stock or securities of one or more TRSs. The value of our interests in and thus the amount of assets held in a TRS may also be restricted by our need to qualify for an exclusion from regulation as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). A TRS will pay U.S. federal, state and local income tax at regular corporate rates on any income that it earns. In addition, the TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. The rules also impose a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm’s-length basis.

Any TRS we own, as a domestic corporation, will pay U.S. federal, state and local income tax on its taxable income, and its after-tax net income is available for distribution to us but is not required to be distributed to us. The aggregate value of the TRS stock and securities owned by us cannot exceed 25% (and, for taxable years beginning after December 31, 2017, 20%) of the value of our total assets (including the TRS stock and securities). Although we plan to monitor our investments in TRSs, there can be no assurance that we will be able to comply with the 25% (or 20%, as applicable) limitation discussed above or to avoid application of the 100% excise tax discussed above.

Risks Related to this Offering and Ownership of Our Common Stock

The cash available for distribution to stockholders may not be sufficient to pay dividends at expected levels, nor can we assure you of our ability to make distributions in the future. We may use borrowed funds to make distributions.

We have elected to qualify as a REIT for U.S. federal income tax purposes. The Code generally requires that a REIT annually distribute at least 90% of its REIT taxable income, determined without regard to the deduction for dividends paid and excluding any net capital gain, and imposes tax on any REIT taxable income retained by a REIT, including capital gains. We anticipate making quarterly distributions to our stockholders. We expect that the cash required to fund our dividends will be covered by cash generated by operations. However, our ability to make distributions to our stockholders will depend upon the performance of our asset portfolio. If our operations do not generate sufficient cash flow to allow us to satisfy the REIT distribution requirements, we may be required to fund distributions from working capital, borrow funds, raise additional equity capital, sell assets or reduce such distributions. If such cash available for distribution decreases in future periods from expected levels, our inability to make the expected distributions could result in a decrease in the market price of our common stock. In addition, our charter will allow us to issue preferred stock that could have a preference over our common stock as to distributions. See “Distribution Policy.” All distributions will be made at the sole discretion of our board of directors and will depend upon a number of factors, including our actual and projected results of operations, financial condition, cash flows and liquidity, maintenance of our REIT qualification and other tax considerations, capital expenditure and other obligations, debt covenants, contractual prohibitions or other limitations and applicable law and such other matters as our board of directors may deem relevant from time to time. We may not be able to make distributions in the future. In addition, some of our distributions may include a return of capital. To the extent that we decide to make distributions in excess of our current and accumulated earnings and profits, such distributions would generally be considered a return of capital for U.S. federal income tax purposes to the extent of the holder’s adjusted tax basis in their shares. A return of capital is not taxable, but it has the effect of reducing the holder’s adjusted tax basis in its investment. To the extent that distributions exceed the adjusted tax basis of a holder’s shares, they will be treated as gain from the sale or exchange of such stock. See “Material U.S. Federal Income Tax Considerations—Taxation of U.S. Holders of Our Common Stock—Distributions Generally.” If we borrow to fund distributions, our future interest costs would increase, thereby reducing our earnings and cash available for distribution from what they otherwise would have been.

No public market for our shares currently exists, an active trading market for our shares may not develop and the market price of our shares may decline substantially and quickly.

Prior to this offering, there has been no public market for our shares. Although we intend to apply to list our shares on the                 , we cannot predict the extent to which a trading market will develop or how liquid that market might become. The estimated initial public offering price for our shares will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. An active trading market may not develop following the closing of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the market price of your shares. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire additional properties or other businesses by using our shares as consideration, which in turn could materially adversely affect our business. In addition, the stock market in general, and the                  and REITs in particular, have recently experienced extreme price and volume fluctuations. These broad market and industry factors may decrease the market price of our shares, regardless of our actual operating performance. For these reasons, among others, the market price of the shares you purchase in this offering may decline substantially and quickly.

Our share price may decline due to the large number of our shares eligible for future sale.

The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market after this offering or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell shares of our common stock in the future at a time and at a price that we deem appropriate. Upon completion of this offering, we will have a total of                  shares of our common stock outstanding, or                  shares of our common stock assuming the underwriters exercise in full their option to purchase additional shares of our common stock, in each case, excluding shares issuable to management in connection with this offering under our Omnibus Incentive Plan. All of the                  shares of our common stock sold in this offering, or                  shares of our common stock assuming the underwriters exercise in full their option to purchase additional shares of our common stock, will be freely tradable without restriction or further registration under the Securities Act, by persons other than our “affiliates.” See “Shares Eligible for Future Sale.”

The remaining                  shares of our common stock outstanding held by our pre-IPO owners, other than the shares issuable under our Omnibus Incentive Plan, will be “restricted securities” within the meaning of Rule 144 under the Securities Act and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemptions contained in Rule 144. In addition, as described in “Management—Executive Compensation—Long-Term Incentive Compensation” and “—Actions Taken in Connection with the Offering,” in connection with the offering, our management will receive shares upon conversion of previously issued incentive awards and grants of restricted stock units, in each case, as awards under our Omnibus Incentive Plan. The shares underlying such conversion awards and restricted stock unit awards will be registered under the Securities Act as described under “Shares Eligible for Future Sale,” and will not be restricted securities. We and our directors and executive officers and our pre-IPO owners holding substantially all of the shares of our common stock outstanding immediately prior to this offering have agreed, subject to certain exceptions, not to dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of our common stock for 180 days from the date of this prospectus, except with the underwriters’ prior written consent. As a result of the registration rights agreement, however, all of these shares of our common stock may be eligible for future sale without restriction, subject to applicable lock-up arrangements. See “Shares Eligible for Future Sale—Registration Rights” and “Certain Relationships and Related Person Transactions—Registration Rights Agreement.”

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock or securities convertible into or exchangeable for shares of our common stock issued pursuant to our Omnibus Incentive Plan. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover                  shares of our common stock. However, shares issued to our directors and officers and our pre-IPO owners holding substantially all of the shares of our common stock outstanding immediately prior to this offering are subject to lock-up arrangements, described above, and generally may not be sold for 180 days from the date of this prospectus, except with the underwriters’ prior written consent.

In addition, upon completion of this offering, our charter will provide that we may issue up to                  shares of common stock and                  shares of preferred stock, $0.01 par value per share. Moreover, under Maryland law and as will be provided in our charter, our board of directors will have the power to amend our charter to increase the aggregate number of shares of stock or the number of shares of stock of any class or series that we are authorized to issue without stockholder approval. Future issuances of shares of our common stock or securities convertible or exchangeable into common stock may dilute the ownership interest of our common stockholders. Because our decision to issue additional equity or convertible or exchangeable securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future issuances. In addition, we are not required to offer any such securities to existing stockholders on a preemptive basis. Therefore, it may not be possible for existing stockholders to participate in such future issuances, which may dilute the existing stockholders’ interests in us. See “Description of Stock.” Similarly, the agreement of limited partnership of our Operating Partnership authorizes us to issue an unlimited number of OP Units of our Operating Partnership, which may be exchangeable for shares of our common stock.

The market price of our common stock could be adversely affected by market conditions and by our actual and expected future earnings and level of cash dividends.

Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of shares without regard to our operating performance. For example, the trading prices of equity securities issued by REITs have historically been affected by changes in market interest rates. One of the factors that may influence the market price of our common stock is the annual yield from distributions on our common stock as compared to yields on other financial instruments. An increase in market interest rates, or a decrease in our distributions to stockholders, may lead prospective purchasers of shares of our common stock to demand a higher distribution rate or seek alternative investments. As a result, if interest rates rise, it is possible that the market price of our common stock will decrease as market rates on interest-bearing securities increase. In addition, our operating results could be below the expectations of public market analysts and investors, and in response the market price of our shares could decrease significantly. The market value of the equity securities of a REIT is also based upon the market’s perception of the REIT’s growth potential and its current and potential future cash distributions, whether from operations, sales or refinancings, and is secondarily based upon the real estate market value of the underlying assets. For that reason, our common stock may trade at prices that are higher or lower than our net asset value per share. To the extent we retain operating cash flow for investment purposes, working capital reserves or other purposes, these retained funds, while increasing the value of our underlying assets, may not correspondingly increase the market price of our common stock. Our failure to meet the market’s expectations with regard to future earnings and cash distributions likely would adversely affect the market price of our common stock and, in such instances, you may be unable to resell your shares at or above the initial public offering price.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, which reflect our current views with respect to, among other things, our operations and financial performance. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors include but are not limited to those described under “Risk Factors.” These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

ORGANIZATIONAL STRUCTURE

Our Current Organizational Structure

Our business is presently owned by six holding entities: Invitation Homes L.P., Preeminent Holdings Inc., Invitation Homes 3 L.P., Invitation Homes 4 L.P., Invitation Homes 5 L.P. and Invitation Homes 6 L.P. We refer to these six holding entities collectively as the “IH Holding Entities.” The IH Holding Entities are under the common control of Blackstone Real Estate Partners VII L.P., an investment fund sponsored by The Blackstone Group L.P., and its general partner and certain affiliated funds and investment vehicles.

The following simplified diagram depicts our current organizational structure. This chart is provided for illustrative purposes only and does not show all of our legal entities or ownership percentages of such entities.

Pre-IPO Transactions

Prior to the completion of this offering, we and our pre-IPO owners will effect certain transactions that will result in Invitation Homes Operating Partnership LP holding, directly or indirectly, all of the assets and operations reflected in our combined and consolidated financial statements, including the full portfolio of homes held by each of the IH Holding Entities. Invitation Homes Operating Partnership LP, in turn, will be directly and indirectly wholly owned by Invitation Homes Inc. More specifically:

•	Invitation Homes Inc. will acquire all of the assets and operations held directly or indirectly by Preeminent Holdings Inc. through certain mergers and related transactions as follows:

•	IH2 Property Holdings Inc., a parent entity of Preeminent Holdings Inc., will merge with and into Invitation Homes Inc., with Invitation Homes Inc. as the entity surviving the merger (the “IH2 Property Holdings Merger”), and the issued and outstanding shares of IH2 Property Holdings Inc., all of which are held by certain of the pre-IPO owners, will be converted into newly issued shares of common stock of Invitation Homes Inc. Immediately following the IH2 Property Holdings Merger, Invitation Homes Inc. will hold directly approximately 16% of the outstanding shares of common stock of Preeminent Holdings Inc. and the balance will continue to be held by certain of the pre-IPO owners; and

•	following the IH2 Property Holdings Merger, Preeminent Holdings Inc. will merge with and into Invitation Homes Inc., with Invitation Homes Inc. as the entity surviving the merger (the

“Preeminent Holdings Merger”). In the Preeminent Holdings Merger, all of the shares of common stock of Preeminent Holdings Inc. issued and outstanding immediately prior to such merger, other than the shares held by Invitation Homes Inc., will be converted into shares of newly issued common stock of Invitation Homes Inc. As a result of the Preeminent Holdings Merger, Invitation Homes Inc. will hold all of the assets and operations held directly or indirectly by Preeminent Holdings Inc. prior to such merger;

•	prior to the Preeminent Holdings Merger, our pre-IPO owners will contribute to Invitation Homes Inc. their interests in each of the other IH Holding Entities (other than Preeminent Holdings Inc.) in exchange for newly-issued shares of Invitation Homes Inc.; and

•	Invitation Homes Inc. will contribute to the Operating Partnership, its wholly owned subsidiary, all of the interests in the IH Holding Entities (other than Preeminent Holdings Inc., the assets, liabilities and operations of which will be contributed to the Operating Partnership).

Accordingly, upon consummation of these transactions, our pre-IPO owners will hold an aggregate of                  shares of common stock of Invitation Homes Inc. We refer to the above-described transactions as the “Pre-IPO Transactions.” The Pre-IPO Transactions will be accounted for as a reorganization of entities under common control. Accordingly, the consolidated financial statements of Invitation Homes Inc. will recognize the assets and liabilities received in conjunction with the Pre-IPO Transactions at their historical carrying amounts, as reflected in the combined and consolidated financial statements of the IH Holding Entities. For additional information, see “Unaudited Pro Forma Financial Information.”

IH2 Property Holdings Inc. elected to qualify as a REIT for U.S. federal income tax purposes commencing with its taxable year ended December 31, 2013. Effective upon consummation of the IH2 Property Holdings Merger pursuant to the Pre-IPO Transactions, Invitation Homes Inc. will be subject to such REIT election. See “Material U.S. Federal Income Tax Considerations.”

Our Organizational Structure Following this Offering

Following the Pre-IPO Transactions, all of our assets will be held, and our operations conducted, by our Operating Partnership. We will initially own 100% of our Operating Partnership. Following this offering, we may from time to time issue common units of partnership interest in our Operating Partnership, or “OP Units,” to third parties, which, subject to the terms of the partnership agreement of our Operating Partnership, may be redeemed by holders for cash based upon the market value of an equivalent number of shares of our common stock or, at our election, exchanged for shares of our common stock on a one-for-one basis subject to customary conversion rate adjustments for splits, unit distributions and reclassifications.

After the completion of this offering and the Pre-IPO Transactions, Invitation Homes OP GP LLC, our wholly owned subsidiary, will serve as the sole general partner of our Operating Partnership.

The following simplified diagram depicts our organizational structure and equity ownership immediately following this offering. This chart is provided for illustrative purposes only and does not show all of our legal entities or ownership percentages of such entities.

(1)	Does not reflect shares issuable pursuant to the Omnibus Incentive Plan to be received by management in connection with this offering, including shares issuable upon conversion of previously issued incentive awards and shares underlying grants of restricted stock units that we anticipate making to our employees. See “Management—Executive Compensation—Long-Term Incentive Compensation” and “—Actions Taken in Connection with the Offering.”
(2)	Invitation Homes Inc. will initially own 100% of the Operating Partnership directly and through its wholly owned subsidiary, Invitation Homes OP GP LLC, which will serve as the Operating Partnership’s sole general partner.

Other Actions Taken in Connection with the Offering

Prior to the commencement of this offering, members of our management received incentive awards in the form of direct or indirect equity interests in one or more of the IH Holding Entities, which are subject to vesting conditions and subject to forfeiture in specified circumstances, including specified terminations of employment. In connection with the Pre-IPO Transactions, except as noted below with respect to Mr. Dallas B. Tanner, our Executive Vice President and Chief Investment Officer, the incentive awards held by our executives, including those held by our named executive officers, will be converted for shares of common stock of Invitation Homes Inc. in a manner intended to replicate the respective economic benefit provided by such incentive awards based upon the valuation derived from the initial offering price. All shares received in such conversion are expected to be subject to substantially similar vesting and forfeiture conditions as were applicable to the incentive awards prior to the Pre-IPO Transactions. A portion of the incentive awards held by Mr. Tanner will be converted into shares of common stock of Invitation Homes Inc. in the manner described above, and Mr. Tanner will receive in respect of his remaining incentive awards, vested limited partner interests in partnerships that will hold shares of our common stock. See “Management—Executive Compensation—Long-Term Incentive Compensation” for additional information. See “Management—Executive Compensation” for a description of the material terms of the incentive awards in the IH Holding Entities. In addition to the foregoing, in October 2016, we established a supplemental bonus plan for several key executives and employees. The payment of a bonus under the plan is triggered upon specified events, including an initial public offering. In connection with this offering, we expect to replace awards in the supplemental bonus pool with awards of time-vesting restricted stock units. See “Management—Executive Compensation—Actions Taken in Connection with the Offering.”

USE OF PROCEEDS

We estimate that the net proceeds we will receive from this offering, after deducting estimated underwriting discounts and estimated offering expenses payable by us, will be approximately $        million, or approximately $        million if the underwriters exercise in full their option to purchase additional shares from us, assuming an initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus. A $1.00 increase (decrease) in the assumed initial public offering price of $        per share would increase (decrease) net proceeds to us from this offering by approximately $        million, assuming the number of shares offered by us as set forth on the cover page of this prospectus remains the same.

We intend to use the net proceeds from this offering to repay certain of our existing indebtedness, as will be determined prior to this offering, and for general corporate purposes.

DISTRIBUTION POLICY

We have elected to qualify as a REIT for U.S. federal income tax purposes. The Code generally requires that a REIT annually distribute at least 90% of its REIT taxable income, determined without regard to the deduction for dividends paid and excluding any net capital gain, and imposes tax on any REIT taxable income retained by a REIT, including capital gains. To satisfy the requirements to qualify as a REIT and to avoid paying tax on our income, we intend to make quarterly distributions of all, or substantially all, of our REIT taxable income (excluding net capital gains) to our stockholders.

Although we anticipate initially making quarterly distributions to our stockholders, the timing, form and amount of distributions, if any, to our stockholders, will be at the sole discretion of our board of directors and will depend upon a number of factors, including our actual and projected results of operations, financial condition, cash flows and liquidity, maintenance of our REIT qualification and other tax considerations, capital expenditure and other obligations, debt covenants, contractual prohibitions or other limitations and applicable law and such other matters as our board of directors may deem relevant from time to time.

If our operations do not generate sufficient cash flow to allow us to satisfy the REIT distribution requirements, we may be required to fund distributions from working capital, borrow funds, sell assets or reduce such distributions. Our board of directors reviews the alternative funding sources available to us from time to time. Our actual results of operations will be affected by a number of factors, including the revenues we receive from our properties, our operating expenses, interest expense and unanticipated expenditures, among others. For more information regarding risk factors that could materially adversely affect our actual results of operations, please see “Risk Factors.”

During the year ended December 31, 2015, we made aggregate distributions of $682.5 million to equity investors. There were no distributions made to equity investors during the nine months ended September 30, 2016.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2016:

•	on an actual basis;

•	on an as adjusted basis giving effect to the Reorganization Transactions and Financings described in “Unaudited Pro Forma Financial Information”; and

•	on an as further adjusted basis giving effect to this offering (at an assumed initial offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus) and the intended application of the net proceeds therefrom as described in “Use of Proceeds,” as well as the other adjustments described in Note (B) to the unaudited pro forma combined and consolidated balance sheet as of September 30, 2016, as set forth in “Unaudited Pro Forma Financial Information.”

The information below is illustrative only and our capitalization following this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. Cash and cash equivalents are not components of our total capitalization. You should read this table together with the other information contained in this prospectus, including “Organizational Structure,” “Use of Proceeds,” “Unaudited Pro Forma Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and related notes that appear elsewhere in this prospectus.

($ in thousands, except per share data)	September 30, 2016
	Actual	As adjusted	As further adjusted
Cash and cash equivalents	$274,140	$	$

Debt:
Credit facilities, net	$2,407,364	$	$
Mortgage loans, net	5,261,832
Warehouse loans	11,760

Total debt	7,680,956

Stockholders’ equity:
Combined equity	1,986,466
Common stock, par value $0.01 per share; shares authorized, as adjusted; shares issued and outstanding, as adjusted;	—
Preferred stock, par value $0.01 per share; shares authorized, as adjusted; no shares issued and outstanding, as adjusted;	—
Additional paid in capital	—
Accumulated deficit	—
Distributions in excess of accumulated deficit	—

Total stockholders’ equity(1)	1,986,466

Total equity	1,986,466

Total capitalization(1)	$9,667,422	$	$

(1)

To the extent we change the number of shares of common stock sold by us in this offering from the shares we expect to sell or we change the initial public offering price from the $        per share assumed initial public offering price, representing the midpoint of the price range set forth on the cover page of this prospectus, or any combination of these events occurs, the net proceeds to us from this offering and each of total stockholders’ equity and total capitalization may increase or decrease. A $1.00 increase (decrease) in the assumed initial public offering price per share of the common stock, assuming no change in the number of shares of common stock to be sold, would increase (decrease) the net proceeds that we receive in this offering and each of total stockholders’ equity and total capitalization by approximately $ million. An increase (decrease) of 1,000,000 shares in the expected number of shares to be sold in the offering, assuming no change in the assumed initial offering price per share, would increase (decrease) our net proceeds from this offering and our total stockholders’ equity and total capitalization by approximately $ million. If the underwriters’ option to purchase additional shares is exercised in full, the pro forma amount of each of cash, total cash, additional paid-in capital, total stockholders’ equity, total equity and total capitalization would increase by approximately $ million, after deducting underwriting discounts and estimated operating expenses, and we would have shares of our common stock issued and outstanding, as adjusted.

DILUTION

If you invest in our shares, your interest will be diluted to the extent of the difference between the initial public offering price per share and the pro forma net tangible book value per share immediately after the completion of this offering.

Our pro forma net tangible book value as of September 30, 2016 was approximately $        million or $        per share. Pro forma net tangible book value represents the amount of total tangible assets less total liabilities, after giving effect to the Pre-IPO Transactions, and pro forma net tangible book value per share represents pro forma net tangible book value divided by the number of shares outstanding, after giving effect to the Pre-IPO Transactions and the transactions described in “Unaudited Pro Forma Financial Information.”

After giving effect to the Pre-IPO Transactions, including this offering (at an assumed initial public offering price of $        per share) and the intended application of the net proceeds therefrom as described in “Use of Proceeds,” our pro forma net tangible book value as of September 30, 2016 would have been $        , or $        per share. This represents an immediate increase in the net tangible book value of $        per share and an immediate dilution of $        per share to new investors purchasing shares in this offering. The following table illustrates this dilution per share:

Assumed initial offering price per share		$
Pro forma net tangible book value per share as of September 30, 2016	$
Increase in pro forma net tangible book value per share attributable to investors in this offering

Pro forma net tangible book value per share after this offering

Dilution in pro forma net tangible book value per share to investors in this offering		$

The following table summarizes, on the same pro forma basis as of September 30, 2016, the total number of shares purchased from us, the total cash consideration paid to us and the average price per share paid by our pre-IPO owners and by new investors purchasing shares in this offering.

($ in thousands, except per share data)	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percentage		Amount	Percentage
Pre-IPO owners			%	$		%	$
Investors in this offering

Total		100.00%		$	100.00%		$

A $1.00 increase (decrease) in the assumed initial public offering price of $        per share would increase (decrease) the total consideration paid by the investors in this offering by $        million, and would increase (decrease) the percent of total consideration paid by the investors by approximately     %, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and no exercise of the underwriters’ option to purchase additional shares.

If the underwriters’ option to purchase additional shares is exercised in full, the following will occur:

•	the number of shares purchased by investors in this offering will increase to shares, or approximately % of the total number of shares outstanding;

•	the immediate dilution experienced by investors in this offering will be $ per share and the pro forma net tangible book value per share will be $ per share; and

•	a $1.00 increase (decrease) in the initial offering price of $ per share would increase (decrease) the dilution experienced by investors in this offering by $ per share.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma combined and consolidated financial statements as of and for the nine months ended September 30, 2016 and for the year ended December 31, 2015 reflect the pro forma financial condition and results of operations of Invitation Homes Inc. after giving effect to (i) the Reorganization Transactions and Financings (as described below) and (ii) Offering Adjustments (each as described below). The unaudited pro forma combined and consolidated financial statements of Invitation Homes Inc. are derived from the combined and consolidated financial statements of the IH Holding Entities and their consolidated subsidiaries and are presented as if this offering, along with the pro forma adjustments associated with these transactions, was completed as of September 30, 2016 for purposes of the unaudited pro forma combined and consolidated balance sheet and as of January 1, 2015 for purposes of the unaudited pro forma combined and consolidated statements of operations.

Our unaudited pro forma combined and consolidated financial statements are presented for informational purposes only and are based on information and assumptions that we consider appropriate and reasonable. These unaudited pro forma combined and consolidated financial statements do not purport to (i) represent our financial position had this offering, and the other transactions described in these unaudited pro forma combined and consolidated financial statements, occurred on September 30, 2016, (ii) represent the results of our operations had this offering, and the other transactions described in these unaudited pro forma combined and consolidated financial statements, occurred on January 1, 2015, or (iii) project or forecast our financial position or results of operations as of any future date or for any future period, as applicable.

You should read the information below along with all other financial information and analysis presented in this prospectus, including the sections captioned “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our historical combined and consolidated financial statements and related notes included elsewhere in this prospectus.

Reorganization Transactions and Financings

Prior to the completion of this offering, we and our pre-IPO owners will effect certain mergers, contributions and related transactions with the IH Holding Entities and certain of their parent company holding entities, such that Invitation Homes Inc. will acquire all of the interests in the IH Holding Entities and our pre-IPO owners will receive newly-issued shares of Invitation Homes Inc. Accordingly, upon consummation of these transactions, our pre-IPO owners will hold an aggregate of                  shares of common stock of Invitation Homes Inc., and Invitation Homes Inc. will hold, directly or indirectly, all of the assets and operations reflected in our combined and consolidated financial statements. We refer to the above-described reorganization transactions as the “Reorganization Transactions.”

Subject to market conditions, we expect to complete one or more financing transactions prior to or concurrently with the completion of this offering, including the refinancing of certain of our existing indebtedness, which we expect will result in an estimated net increase (decrease) of our outstanding indebtedness as of September 30, 2016 of between $        million and $        million. We refer to the above-described financing transactions as the “Financings.” We have not yet identified the specific indebtedness to be refinanced or specific sources of funds. There can be no assurance that any such Financings will be completed in the time frame or size indicated or at all.

Offering Adjustments

Offering Proceeds

We estimate that the net proceeds from this offering, assuming an initial offering price of $        per share (which is the midpoint of the price range set forth on the cover page of this prospectus), after deducting estimated

underwriting discounts, will be approximately $        million, or $        million if the underwriters exercise in full their option to purchase additional shares. We intend to use these proceeds to repay certain of our outstanding indebtedness as will be determined prior to this offering and for general corporate purposes. See “Use of Proceeds.”

Other Offering Adjustments

In connection with our offering, Incentive Units held by our executives will be converted for shares of common stock of Invitation Homes Inc. in a manner intended to replicate the economic benefit provided by such Incentive Units based upon the valuation derived from the initial public offering price. In addition, in connection with this offering, we expect to replace awards in the supplemental bonus pool with awards of time-vesting restricted stock units. The unaudited pro forma combined and consolidated balance sheet and statement of operations as of and for the nine months ended September 30, 2016, also reflects adjustments relating to certain other one-time expenses incurred in connection with this offering as described in the following notes.

Invitation Homes

Unaudited Pro Forma Combined and Consolidated Balance Sheet

As of September 30, 2016

($ in thousands)	Invitation Homes Actual	(A) Reorganization Transactions and Financings	Subtotal	(B) Offering Adjustments	Invitation Homes Inc. Pro Forma
	(unaudited)
Assets:
Investments in single-family residential properties:
Land	$2,702,656
Building and improvements	7,091,594

	9,794,250
Less: accumulated depreciation	(727,175)

Investments in single-family residential properties, net	9,067,075

Cash and cash equivalents	274,140
Restricted cash	272,690
Amounts deposited and held by others	4,419
Other assets, net	292,109

Total assets	$9,910,433

Liabilities:
Credit facilities, net	$2,407,364
Mortgage loans, net	5,261,832
Warehouse loans	11,760
Accounts payable and accrued expenses	136,838
Resident security deposits	85,781
Other liabilities	20,392

Total liabilities	7,923,967

Equity:
Combined equity	1,986,466
Shareholders’ equity
Common stock (C)	—
Additional paid-in capital	—
Accumulated deficit	—
Distributions in excess of accumulated deficit	—
Total shareholders’ equity	—

Total equity	1,986,466

Total liabilities and equity	$9,910,433

Invitation Homes

Unaudited Pro Forma Combined and Consolidated Statement of Operations

For the Nine Months Ended September 30, 2016

($ in thousands, except per share data)	Invitation Homes Actual	(D) Reorganization Transactions and Financings	Subtotal	(E) Offering Adjustments	Invitation Homes Inc. Pro Forma
	(unaudited)
Revenues:
Rental revenues	$654,726
Other property income	33,310

Total revenues	688,036

Operating expenses:
Property operating and maintenance	270,494
Property management expense	22,638
General and administrative	49,579
Depreciation and amortization	198,261
Impairment and other	1,642

Total operating expenses	542,614

Operating income (loss)	145,422

Other income (expenses):
Interest expense	(209,165)
Other	(1,025)

Total other income (expenses)	(210,190)

Loss from continuing operations	(64,768)
Gain on sale of property	13,178

Net loss	$(51,590)

Net loss per share
Basic

Diluted

Weighted average shares outstanding
Basic

Diluted

Invitation Homes

Unaudited Pro Forma Combined and Consolidated Statement of Operations

For the Year Ended December 31, 2015

($ in thousands, except per share data)	Invitation Homes Actual	(D) Reorganization Transactions and Financings	Subtotal	(E) Offering Adjustments	Invitation Homes Inc. Pro Forma
	(unaudited)
Revenues:
Rental revenues	$800,210
Other property income	35,839

Total revenues	836,049

Operating expenses:
Property operating and maintenance	347,962
Property management expense	39,459
General and administrative	79,428
Depreciation and amortization	250,239
Impairment and other	4,584

Total operating expenses	721,672

Operating income (loss)	114,377

Other income (expenses):
Interest expense	(273,736)
Other	(3,121)

Total other income (expenses)	(276,857)

Loss from continuing operations	(162,480)
Gain on sale of property	2,272

Net loss	$(160,208)

Net loss per share
Basic

Diluted

Weighted average shares outstanding
Basic

Diluted

1. Adjustments to the Unaudited Pro Forma Combined and Consolidated Balance Sheet as of September 30, 2016

(A)	Reflects the receipt by our pre-IPO owners of newly issued shares of Invitation Homes Inc. pursuant to the Reorganization Transactions with a value of $ million based on an assumed initial public offering price of $ per share (which is the midpoint of the price range set forth on the cover page of this prospectus). Subsequently, Invitation Homes Inc. will issue to investors in this offering shares of common stock (assuming no exercise by the underwriters of their option to purchase additional shares) with a value of $ million based on an assumed initial public offering price of $ per share (which is the midpoint of the price range set forth on the cover page of this prospectus).

The allocation of consideration to our pre-IPO owners in respect of each of the IH Holding Entities is based on our preliminary estimates and is subject to change based on the final determination of the fair value attributable to the interests exchanged at the time of the Reorganization Transactions and the Financings. These estimates were based on our preliminary analysis and comparable market transactions, which included a preliminary evaluation of the fair values ascribed to homes owned by each of the IH Holding Entities relative to the overall value of Invitation Homes Inc. based on an assumed initial public offering price of $        per share (which is the midpoint of the price range set forth on the cover page of this prospectus).

In connection with the Reorganization Transactions, we expect to incur transaction costs of $        million, which relate to, among other things, transfer taxes, title costs, and advisor fees. These transaction costs will, for accounting purposes, be reflected as expenses, except for those costs directly attributable to the issuance of equity to our pre-IPO owners, which will be accounted for as a reduction to additional paid in capital. Accordingly, for purposes of the unaudited pro forma combined and consolidated balance sheet, $        million of transaction costs have been reflected as an adjustment to additional paid in capital.

We expect to complete one or more of the Financings prior to or concurrently with the completion of this offering, including the refinancing of certain of existing indebtedness, which we expect will result in an estimated net increase (decrease) of our outstanding indebtedness as of September 30, 2016 of between $        million and $        million. We may incur issuance costs related to the Financings consisting of fees paid to the lenders, fees paid to third parties for legal and advisory services, and closing costs. These costs will be capitalized within the unaudited pro forma combined and consolidated balance sheet and offset by accelerated amortization attributable to capitalized costs related to the outstanding indebtedness repaid. Capitalized issuance costs will be amortized as additional interest expense over the terms of the Financings. We have not yet identified the specific indebtedness to be repaid or refinanced or specific sources of funds. There can be no assurance that any such financing transactions will be completed in the time frame or size indicated or at all.

(B)	Reflects gross proceeds from the offering of $ million, which will be reduced by $ million, which includes $ million paid to date. This results in net proceeds of $ million. The underwriting discounts, legal, and other costs payable by us will be charged against the gross offering proceeds upon completion of this offering.

We anticipate using $        million of the net proceeds of this offering (after deducting estimated underwriting discounts) to (i) pay for legal and other costs of $        million payable by us, and (ii) repay $        million of aggregate outstanding indebtedness.

The allocation of pro forma total equity as of September 30, 2016 is based on the issuance of              million shares of common stock of Invitation Homes Inc. in connection with this offering.

Prior to the Reorganization Transactions and the offering, Incentive Units (as defined in “Management—Executive Compensation”) were granted in one or more of IH1, the IH2 Promote Partnerships (as defined in “Management—Executive Compensation”), IH3, IH4 and IH5. As part of the offering, we may modify or make adjustments to these awards in order to align equity incentive holders’ interests with the investors in this offering.

(C)	Common stock has a par value of $0.01 per share, with shares authorized and shares issued and outstanding.

2. Adjustments to the Unaudited Pro Forma Combined and Consolidated Statements of Operations

(D)	Reflects the increase (decrease) of interest expense attributable to the consummation of the Financings as discussed in Note (A) above.

A 0.125 % change in the weighted average interest rate on our pro forma indebtedness before giving effect to the Offering Adjustments would change the pro forma interest expense by $        million and $        million for the nine months ended September 30, 2016 and the year ended December 31, 2015, respectively.

The following table summarizes the interest expense adjustment:

	Nine Months Ended September 30, 2016		Year Ended December 31, 2015
	Principal Balance Increase / (Decrease)	Interest Expense Increase / (Decrease)	Principal Balance Increase / (Decrease)	Interest Expense Increase / (Decrease)
Repayment of outstanding indebtedness	$	$	$	$
Issuance of new indebtedness

Net adjustment to Pro Forma interest expense		$		$

(E)	Reflects the decrease of interest expense attributable to the anticipated repayment of outstanding indebtedness with the proceeds of this offering as discussed in Note (B) above.

If the aggregate principal amount of indebtedness repaid with proceeds of this offering were increased (or decreased) by $1.0 million, the weighted average pro forma interest expense on our total pro forma indebtedness would decrease (or increase) by $        and $        for the nine months ended September 30, 2016 and the year ended December 31, 2015, respectively.

The following table summarizes the interest expense adjustment:

	Nine Months Ended September 30, 2016		Year Ended December 31, 2015
	Principal Balance Decrease	Interest Expense Decrease	Principal Balance Decrease	Interest Expense Decrease
Repayment of outstanding indebtedness	$	$	$	$

Net adjustment to Pro Forma interest expense		$		$

Prior to the Reorganization Transactions and the offering, Incentive Units were granted in one or more of IH1, the IH2 Promote Partnerships, IH3, IH4, and IH5. As part of the offering, in order to align equity incentive holders’ interests with the investors in the offering, Incentive Units held by our executives will be converted for shares of common stock of Invitation Homes Inc. in a manner intended to replicate the economic benefit provided by such Incentive Units based upon the valuation derived from the initial public offering price. In addition, in connection with this offering, we expect to replace awards in the supplemental bonus pool with awards of time-vesting restricted stock units.

Expenses incurred and paid totaled $        million in other fees and expenses related to professional services and administrative and other costs in connection with the offering which are reflected in other. These costs are in addition to a reduction in gross proceeds from the offering related to underwriting discounts, legal, and other costs payable by us described in Note (B) above.

For purposes of calculating pro forma net income or loss per share of common stock, the number of shares of common stock of Invitation Homes Inc. outstanding is calculated as follows:

	Nine Months Ended September 30, 2016	Year Ended December 31, 2015
Shares outstanding immediately following the Pre-IPO Transactions
Total shares issued in this offering

Total pro forma Invitation Homes Inc. shares outstanding

The weighted-average shares of common stock outstanding are calculated as follows:

	Nine Months Ended September 30, 2016	Year Ended December 31, 2015
Invitation Homes Inc. shares outstanding

Invitation Homes Inc. weighted-average shares outstanding

SELECTED FINANCIAL INFORMATION

The selected combined and consolidated financial and operating data set forth below as of December 31, 2015 and 2014 and for each of the years ended December 31, 2015 and 2014 has been derived from our audited combined and consolidated financial statements included elsewhere in this prospectus. The selected condensed combined and consolidated financial and operating data set forth below as of September 30, 2016 and for the nine months ended September 30, 2016 and 2015 has been derived from our unaudited condensed combined and consolidated financial statements included elsewhere in this prospectus. Results for the nine months ended September 30, 2016 are not necessarily indicative of results that may be expected for the entire year.

Because the information presented below is only an unaudited summary and does not provide all of the information contained in our historical combined and consolidated financial statements, including the related notes, you should read it in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Financial Information” and our historical combined and consolidated financial statements, including the related notes, included elsewhere in this prospectus.

	Nine Months Ended September 30,		Year Ended December 31,
Selected Statement of Operations Data:	2016	2015	2015	2014
($ in thousands)	(unaudited)
Revenue
Rental revenues	$654,726	$587,913	$800,210	$631,115
Other property income	33,310	31,451	35,839	27,607

Total revenues	688,036	619,364	836,049	658,722

Operating expenses
Property operating and maintenance	270,494	257,130	347,962	320,658
Property management expense	22,638	31,568	39,459	62,506
General and administrative	49,579	59,534	79,428	88,177
Depreciation and amortization	198,261	186,448	250,239	215,808
Impairment and other	1,642	3,943	4,584	3,396

Total operating expenses	542,614	538,623	721,672	690,545

Operating income (loss)	145,422	80,741	114,377	(31,823)

Other income (expenses)
Interest expense	(209,165)	(204,130)	(273,736)	(235,812)
Other	(1,025)	(552)	(3,121)	(1,991)

Total other income (expenses)	(210,190)	(204,682)	(276,857)	(237,803)

Loss from continuing operations	(64,768)	(123,941)	(162,480)	(269,626)
Gain (loss) on sale of property	13,178	2,275	2,272	(235)

Net loss	$(51,590)	$(121,666)	$(160,208)	$(269,861)

Selected Balance Sheet Data:	As of September 30, 2016	As of December 31, 2015
($ in thousands)	(unaudited)
Investments in single-family residential properties, net	$9,067,075	$9,052,701
Cash and cash equivalents	274,140	274,818
Other assets, net	569,218	469,459

Total assets	$9,910,433	$9,796,978

Total debt	$7,680,956	$7,725,957
Total liabilities	7,923,967	7,909,947
Total equity	1,986,466	1,887,031

Total liabilities and equity	$9,910,433	$9,796,978

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with the “Selected Financial Data,” “Business,” “Unaudited Pro Forma Financial Information,” the September 30, 2016 and 2015 condensed combined and consolidated financial statements, and the December 31, 2015 and 2014 combined and consolidated financial statements that are included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements based upon our current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors,” “Forward-Looking Statements,” or in other parts of this prospectus.

Overview

We are a leading owner and operator of single-family rental homes in the United States. Our portfolio of nearly 50,000 high quality homes is wholly owned and is concentrated in attractive in-fill submarkets of major MSAs. We have selected locations with strong demand drivers, high barriers to entry, and high rent-growth potential, primarily in the Western United States and Florida. Through disciplined market and asset selection, we designed our portfolio to capture the operating benefits of local density as well as economies of scale that we believe cannot be readily replicated. Since our founding in 2012, we have built a proven, vertically integrated operating platform that allows us to effectively and efficiently acquire, renovate, lease, maintain and manage our homes.

In April 2012, we began purchasing single-family rental homes, and by December 31, 2012, we owned over 11,000 homes in 12 markets. Our rapid acquisition pace continued, and by December 31, 2013 and 2014, our portfolio included approximately 39,000 and 46,000 homes, respectively, and had expanded to 13 markets across 10 states. Since inception, we have invested approximately $1,300.0 million of additional capital in the form of improvements into our homes that we still own as part of the initial renovation of acquired homes, as well as ongoing general maintenance and upkeep.

As of September 30, 2016, we owned 48,431 single-family rental homes and had an additional 73 homes in escrow that we expected to acquire, subject to customary closing conditions. Of the 73 homes in escrow as of September 30, 2016, 14 were in Phoenix, 12 were in Southern California, 10 were in Seattle, 10 were in Orlando, 9 were in Las Vegas, 7 were in South Florida, 4 were in Tampa, 3 were in Atlanta, 3 were in Charlotte and 1 was in Northern California. As of September 30, 2016, we had 36,569 homes in our Same Store portfolio (consisting of homes which had commenced their initial post-renovation lease prior to October 3, 2014). References to our Same Store portfolio (consisting of homes which had commenced their initial post-renovation lease prior to the first year of the comparison period) for the nine month periods ended September 30, 2016 and 2015 are for these 36,569 homes, and for the years ended December 31, 2015 and 2014 are to a Same Store portfolio of 18,762 homes.

We have historically funded the purchase and renovation of our single-family rental homes with a combination of equity capital, warehouse loans from our Sponsor, and borrowings under credit facilities of up to 75% of the acquisition and renovation costs. In November 2013, we were the first single-family residential rental home owner and operator to securitize loans on certain of our homes through the creation of a new type of residential real estate asset-backed securitization class that combines characteristics of traditional residential mortgage-backed securities (“RMBS”) and commercial mortgage-backed securities (“CMBS”). Like RMBS, the underlying assets of this new type of residential real estate asset-backed securitization are single-family homes. Like CMBS, the underlying borrower for this new type of residential real estate asset-backed securitization is a business, not an individual homeowner, and the cash flow comes from rental, rather than mortgage, payments. We refer to these securitized loans as our “mortgage loans.” This initial mortgage loan financing totaled $479.1 million, and to date we have executed a total of $5,334.0 million of mortgage loan financings to refinance certain of our credit facility balances.

The historical combined and consolidated financial information discussed below reflects the financial position and results of operations for the IH Holding Entities and is presented on a historical cost basis. Such historical information does not reflect the impact of certain transactions and arrangements we expect to enter into in connection with this offering, including certain financing transactions and changes to our compensation plans. Refer to “Unaudited Pro Forma Financial Information” for information regarding the financial statement impact of changes to our financing and compensation arrangements, as well as other pro forma adjustments.

Factors That Affect Our Results of Operations and Financial Condition

Our results of operations and financial condition are affected by numerous factors, many of which are beyond our control. Key factors that impact our results of operations and financial condition include market fundamentals, property acquisitions and renovations, rental rates and occupancy levels, turnover and days to re-resident homes, property improvements and maintenance, and financing arrangements.

Market Fundamentals: Our results are impacted by housing market fundamentals and supply and demand conditions in our markets, particularly in the Western United States and Florida, which represented 72% of our revenues during the three months ended September 30, 2016. In recent periods, our Western United States and Florida markets have experienced favorable demand fundamentals with employment growth and household formation rates that have exceeded the U.S. averages, while exhibiting a greater decline in the rate of new supply deliveries (measured by total housing permits as a percentage of households) from their long-term averages than the United States on the whole. We believe these favorable supply and demand fundamentals have driven strong rental rate growth and home price appreciation for our Western United States and Florida markets in recent periods compared to the U.S. average, and we expect these trends to continue in the near to intermediate term. For additional information, see “Industry Overview—Fundamentals in Invitation Homes’ Markets.”

Property Acquisitions and Renovations: Future growth in rental revenues and operating income may be impacted by our ability to identify and acquire homes, our pace of property acquisitions, and the time and cost required to renovate and lease a newly acquired home. Our ability to identify and acquire single-family homes that meet our investment criteria is impacted by home prices in targeted acquisition locations, the inventory of homes available for sale through our acquisition channels, and competition for our target assets. The acquisition of homes involves expenditures in addition to payment of the purchase price, including payments for acquisition fees, property inspections, closing costs, title insurance, transfer taxes, recording fees, broker commissions, property taxes and HOA fees (when applicable). Additionally, we typically incur costs to renovate a home to prepare it for rental. Renovation work varies, but may include paint, flooring, carpeting, cabinetry, appliances, plumbing hardware, roof replacement, HVAC replacement, and other items required to prepare the home for rental. The time and cost involved in accessing our homes and preparing them for rental can significantly impact our financial performance. The time to renovate a newly acquired property can vary significantly among homes for several reasons, including the property’s acquisition channel, the condition of the property, and whether the property was vacant when acquired. Due to our size and scale both nationally and locally, we believe we are able to purchase goods and services at favorable prices.

Rental Rates and Occupancy Levels: Rental rates and occupancy levels are primary drivers of rental revenues and other property income. Our rental rates and occupancy levels are affected by macroeconomic factors and local and property-level factors, including market conditions, seasonality, resident defaults, and the amount of time it takes to prepare a home for its next resident and re-lease homes when residents vacate. An important driver of rental rate growth is our ability to increase monthly rents from expiring leases, which typically have a term of one to two years.

Turnover and Days to Re-Resident: Other drivers of rental revenues and property operating and maintenance expense include increasing the length of stay of our residents, minimizing resident turnover rates, and reducing the number of days a home is unoccupied between residents. Our operating results also are impacted by the amount of time it takes to market and lease a property. The period of time to market and lease a property can vary greatly and is impacted by local demand, our marketing techniques, the size of our available inventory, and economic conditions and outlook. Increases in turnover rates and the average number of days to re-resident increase property operating and maintenance expenses and reduce rental revenues as the homes are not generating income during this period.

Property Improvements and Maintenance: Property improvements and maintenance impact capital expenditures, property operating and maintenance expense, and rental revenues. We actively manage our homes on a total portfolio basis to determine what capital and maintenance needs may be required, and what opportunities we may have to generate additional revenues or expense savings from such expenditures. Due to our size and scale both nationally and locally, we believe we are able to purchase goods and services at favorable prices.

Financing Arrangements: Financing arrangements directly impact interest expense, credit facilities, mortgage loans, and warehouse loans, as well as our ability to acquire and renovate homes. We have historically utilized credit facilities and warehouse loans to acquire and renovate new homes. In certain instances we have refinanced our credit facilities and warehouse loans utilizing mortgage loans. Our current financing arrangements contain variable interest rate terms, along with certain financial covenants. Interest rates are impacted by the characteristics of our homes, market conditions, and the terms of the underlying financing arrangements. See “—Quantitative and Qualitative Disclosures about Market Risk” within this section for further discussion regarding interest rate risk. Our future financing arrangements may not have similar terms with respect to amounts, interest rates, financial covenants, and durations. Refer to “Unaudited Pro Forma Financial Information” for information and the pro forma financial statement impact of changes to our financing arrangements.

Components of Revenues and Expenses

The following is a description of the components of our revenues and expenses:

Revenues

Rental Revenues

Rental revenues, net of any concessions and uncollectible amounts, consist of rents collected under lease agreements related to our single-family rental homes. These include leases that we enter into directly with our residents, which typically have a term of one to two years.

Other Property Income

Other property income is comprised of: (i) resident reimbursements for utilities, HOA fines, and other charge-backs; (ii) rent and non-refundable deposits associated with pets; and (iii) various other fees including application and lease termination fees.

Expenses

Property Operating and Maintenance

Once a property is available for its initial lease, which we refer to as “rent-ready,” we incur ongoing property-related expenses, which consist primarily of property taxes, insurance, HOA fees (when applicable), market-level personnel expenses, utility expenses, repairs and maintenance, leasing costs and marketing. Prior to a property being “rent-ready,” certain of these expenses are capitalized as building and improvements. Once a property is “rent-ready,” expenditures for ordinary maintenance and repairs thereafter are expensed as incurred and we capitalize expenditures that improve or extend the life of a home.

Property Management Expense

Property management expense represents personnel and other costs associated with oversight and management of our portfolio of homes. All of our homes are managed through our internal property manager.

General and Administrative

General and administrative expense represents personnel costs, professional fees, and other costs associated with running our day to day activities. We expect to incur additional legal, accounting and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. As a result, general and administrative expense in the historical periods discussed in “—Results of Operations” may not be comparable to general and administrative expense in periods following the offering.

Noncash Incentive Compensation Expense

Certain current and former employees, as well as certain of our founders, were granted Class B incentive units in certain of the IH Holding Entities or their parent entities. We have recognized noncash incentive compensation expense related to the value of those units in our results of operations as a component of general and administrative expense and property management expense. In connection with the offering, we may modify or make adjustments to certain of our incentive awards in order to align our employees’ interests with the investors in the offering. Such adjustments may impact noncash incentive compensation expense in periods following the offering. See “Unaudited Pro Forma Financial Information” for additional information.

Depreciation and Amortization

We recognize depreciation and amortization expense associated primarily with our homes and other capital expenditures over their expected useful lives.

Impairment and Other

Impairment and other represents provisions for impairment when the carrying amount of our single-family residential properties is not recoverable and casualty losses, net of any insurance recoveries.

Interest Expense

Interest expense includes interest expense as well as amortization of discounts and deferred financing costs from our financing arrangements. Interest expense in the historical periods discussed in “—Results of Operations” does not reflect the impact of certain financing transactions that we may complete prior to or concurrently with the completion of this offering or the repayment of certain indebtedness with a portion of the net proceeds from this offering. See “Unaudited Pro Forma Financial Information” for additional information.

Other

Other includes acquisition costs, interest income, and other miscellaneous income and expenses.

Gain (Loss) on Sale of Property

Gain (loss) on sale of property consists of gains and losses resulting from sales of our homes.

Results of Operations

Nine Months Ended September 30, 2016 Compared to Nine Months Ended September 30, 2015

The following table sets forth a comparison of the results of operations for the nine months ended September 30, 2016 and the nine months ended September 30, 2015:

	Nine Months Ended September 30,
($ in thousands)	2016	2015	$ Change	% Change
	(unaudited)
Revenues:
Rental revenues	$654,726	$587,913	$66,813	11.4%
Other property income	33,310	31,451	1,859	5.9%

Total revenues	688,036	619,364	68,672	11.1%

Operating expenses:
Property operating and maintenance	270,494	257,130	13,364	5.2%
Property management expense	22,638	31,568	(8,930)	(28.3)%
General and administrative	49,579	59,534	(9,955)	(16.7)%
Depreciation and amortization	198,261	186,448	11,813	6.3%
Impairment and other	1,642	3,943	(2,301)	(58.4)%

Total operating expenses	542,614	538,623	3,991	0.7%

Operating income (loss)	145,422	80,741	64,681	80.1%

Other income (expenses)
Interest expense	(209,165)	(204,130)	5,035	2.5%
Other	(1,025)	(552)	473	85.7%

Total other income (expenses)	(210,190)	(204,682)	5,508	2.7%

Loss from continuing operations	$(64,768)	$(123,941)	$(59,173)	(47.7)%

Rental Revenues

As of September 30, 2016 and 2015, we owned 48,431 and 47,454 single-family rental homes, respectively, generating rental revenue of $654.7 million and $587.9 million, respectively, for the nine months then ended. Rental revenues increased 11.4% due to an increase in both average occupancy and average monthly rent per occupied home, as well as the increase in the number of homes owned. During the nine months ended September 30, 2016 and 2015, we acquired 1,135 and 2,851 homes, respectively, and sold 842 and 1,440 homes, respectively.

Our total portfolio average occupancy for the nine months ended September 30, 2016 and 2015 was 94.6% and 93.3%, respectively. Our total portfolio average rent per occupied home in actual dollars for the nine months ended September 30, 2016 was $1,600, compared to $1,502 for the nine months ended September 30, 2015, a 6.5% increase.

For our Same Store portfolio (consisting of homes which had commenced their initial post-renovation lease prior to October 3, 2014), our average occupancy for both of the nine months ended September 30, 2016 and 2015 was 96.1%. Our Same Store portfolio average rent per occupied home in actual dollars for the nine months ended September 30, 2016 was $1,603, compared to $1,538 for the nine months ended September 30, 2015, a 4.2% increase.

To monitor prospective changes in average rent per occupied home, we compare the monthly rent from an expiring lease to the monthly rent from the next lease for the same home, in each case, net of any amortized concessions. Leases are either renewal leases, where our current resident stays for a subsequent lease term, or a new lease, where our previous resident moves out and a new resident signs a lease to occupy the same home. The following information regarding our renewal leases and new leases is with respect to our total portfolio. For the nine months ended September 30, 2016 and 2015, renewal lease net effective rental rate growth averaged 5.5% and 5.1%, respectively. For the nine months ended September 30, 2016 and 2015, new lease net effective rental rate growth averaged 6.2% and 4.9%, respectively.

For the nine months ended September 30, 2016 and 2015, annualized turnover rate for our Same Store portfolio (consisting of homes which had commenced their initial post-renovation lease prior to October 3, 2014) was 37.2% and 36.4%, respectively. For our total portfolio, an average home remained unoccupied for 40 days between residents for each of the nine months ended September 30, 2016 and 2015.

Other Property Income

For the nine months ended September 30, 2016 and 2015, other property income was $33.3 million and $31.5 million, respectively, a 5.9% increase. The primary drivers for the increase were utility recoveries and miscellaneous revenues associated with the ongoing implementation of our national lease, which standardized resident fees across the portfolio.

Operating Expenses

Operating expenses were $542.6 million and $538.6 million for the nine months ended September 30, 2016 and 2015, respectively. Set forth below is a discussion of changes in the individual components of operating expenses.

Property operating and maintenance expense increased to $270.5 million for the nine months ended September 30, 2016 from $257.1 million for the nine months ended September 30, 2015 due to the increase in the number of homes owned and increases in property taxes for homes owned in both periods, partially offset by reduced market-level personnel expense.

Property management expense and general and administrative expense decreased to $72.2 million for the nine months ended September 30, 2016 from $91.1 million for the nine months ended September 30, 2015 due to efficiencies from lower headcount, a decrease in noncash incentive compensation expense of $9.2 million, and a reduction in severance expense of $4.3 million, partially offset by $4.1 million of expenses incurred in preparation for a public offering. Noncash incentive compensation expense decreased due to an overall reduction in the number of unvested Class B units and in the weighted average fair value per unit of previously issued non-employee Class B units. This decrease was partially offset by an increase in the number of new Class B units during the nine months ended September 30, 2016 as compared to the nine months ended September 30, 2015.

Depreciation and amortization expense increased due to the increase in the number of homes owned.

Interest Expense

Interest expense was $209.2 million and $204.1 million for the nine months ended September 30, 2016 and 2015, respectively. The increase was due to an increase in the average monthly LIBOR rates of 28 basis points from 0.18% to 0.46% during the nine months ended September 30, 2015 and 2016, respectively, partially offset by a reduction in amortization of deferred financing costs of $11.2 million and a reduction in average debt balances outstanding.

Gain on Sale of Property

Gain on sale of property was $13.2 million and $2.3 million for the nine months ended September 30, 2016 and 2015, respectively. Of the 842 homes sold during the nine months ended September 30, 2016, 590 were sold in a bulk sale for a gain of $9.4 million. Of the 1,440 homes sold during the nine months ended September 30, 2015, 1,314 homes were sold in a bulk sale for a gain of $1.6 million. The primary driver for the difference in the gain on sale between periods was the composition of homes sold during the respective period.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

The following table sets forth a comparison of the results of operations for the year ended December 31, 2015 and the year ended December 31, 2014:

	Year Ended December 31,
($ in thousands)	2015	2014	$ Change	% Change
Revenues:
Rental revenues	$800,210	$631,115	$169,095	26.8%
Other property income	35,839	27,607	8,232	29.8%

Total revenues	836,049	658,722	177,327	26.9%

Operating expenses:
Property operating and maintenance	347,962	320,658	27,304	8.5%
Property management expense	39,459	62,506	(23,047)	(36.9)%
General and administrative	79,428	88,177	(8,749)	(9.9)%
Depreciation and amortization	250,239	215,808	34,431	16.0%
Impairment and other	4,584	3,396	1,188	35.0%

Total operating expenses	721,672	690,545	31,127	4.5%

Operating income (loss)	114,377	(31,823)	146,200	459.4%

Other income (expenses):
Interest expense	(273,736)	(235,812)	37,924	16.1%
Other	(3,121)	(1,991)	1,130	56.8%

Total other income (expenses)	(276,857)	(237,803)	39,054	16.4%

Loss from continuing operations	$(162,480)	$(269,626)	$107,146	39.7%

Rental Revenues

As of December 31, 2015 and 2014, we owned 48,138 and 46,043 single-family rental homes, respectively, generating rental revenue of $800.2 million and $631.1 million, respectively, for the years then ended. Rental revenues increased 26.8% due to an increase in both average occupancy and average monthly rent per occupied home, as well as the increase in number of homes owned. During the year ended December 31, 2015 and 2014 we acquired 3,576 and 7,183 homes, respectively, and sold 1,481 and 100 homes, respectively.

Average occupancy for the total portfolio was 93.4% and 85.9% for the years ended December 31, 2015 and 2014, respectively. The increase in average occupancy correlates with the decrease in the number of homes acquired during 2015 compared to 2014 as homes are unoccupied for a longer period of time during initial renovations than during a re-resident period. Average rent per occupied home in actual dollars for the year ended December 31, 2015 was $1,515, compared to $1,424 for the year ended December 31, 2014, a 6.4% increase.

For our Same Store portfolio (consisting of homes which had commenced their initial post-renovation lease prior to October 3, 2013), our average occupancy was 96.2% and 95.6% for the years ended December 31, 2015 and 2014, respectively, and our average rent per occupied home in actual dollars for the year ended December 31, 2015, was $1,502, compared to $1,451 for the year ended December 31, 2014, a 3.5% increase.

For the years ended December 31, 2015 and 2014, renewal lease net effective rental rate growth for the total portfolio averaged 5.1% and 4.7%, respectively. For the years ended December 31, 2015 and 2014, new lease net effective rental rate growth for the total portfolio averaged 4.3% and 3.6%, respectively.

For the years ended December 31, 2015 and 2014, the turnover rate for our Same Store portfolio (consisting of homes which had commenced their initial post-renovation lease prior to October 3, 2013) was 34.4% and 32.8%, respectively. For our total portfolio, the number of days an average home remained unoccupied between residents was 42 and 47 days for the years ended December 31, 2015 and 2014, respectively.

Other Property Income

For the years ended December 31, 2015 and 2014, other property income was $35.8 million and $27.6 million, respectively, a 29.8% increase. The primary drivers for the increase were utility recoveries and miscellaneous revenues.

Operating Expenses

Operating expenses were $721.7 million and $690.5 million for the years ended December 31, 2015 and 2014, respectively, a 4.5% increase. The net increase in operating expenses was driven by the following:

Property operating and maintenance expense increased to $348.0 million for the year ended December 31, 2015 from $320.7 million for the year ended December 31, 2014 due to the increase in the number of homes owned in 2015 and increases in property taxes for homes owned in both periods, partially offset by reduced market-level personnel expense.

Property management expense and general and administrative expense decreased to $118.9 million for the year ended December 31, 2015 from $150.7 million for the year ended December 31, 2014 due to efficiencies from lower headcount and a reduction in severance expense of $8.0 million. These reductions were partially offset by an increase in noncash incentive compensation expense of $3.6 million, due to the issuance of additional Class B units, which was partially offset by an overall decrease in the weighted average fair value per unit of Class B units previously issued to non-employees.

Depreciation and amortization expense increased due to the increase in the number of homes owned during the year ended December 31, 2015.

Interest Expense

Interest expense was $273.7 million and $235.8 million for the years ended December 31, 2015 and 2014, respectively, a 16.1% increase. The increase in interest expense was due to the increase in debt outstanding during the two years. As of December 31, 2015, we had $7,726.0 million of debt outstanding, net of deferred financing costs, compared to $6,564.6 million as of December 31, 2014, a 17.7% increase. The increase in debt outstanding was attributable to increased leverage from mortgage loans of $2,370.9 million, which were used to repay $1,955.0 million of our credit facilities. Additional credit facility borrowings totaled $901.6 million and were utilized to fund acquisitions and improvements.

Liquidity and Capital Resources

Our liquidity and capital resources as of September 30, 2016 and December 31, 2015, included unrestricted cash and cash equivalents of $274.1 million and $274.8 million, respectively, a 0.3% decrease.

Liquidity is a measure of our ability to meet potential cash requirements, maintain our assets, fund our operations, make distributions and dividend payments to our equity investors and meet other general requirements of our business. Our liquidity, to a certain extent, is subject to general economic, financial, competitive and other factors beyond our control. Our near-term liquidity requirements consist primarily of: (i) renovating newly-acquired homes; (ii) funding HOA fees (as applicable), real estate taxes, insurance premiums, the ongoing maintenance for our homes; and (iii) interest expense. Our long-term liquidity requirements consist primarily of funds necessary to pay for the acquisition of and non-recurring capital expenditures for our homes, principal payments on our indebtedness, and payment of distributions and dividends to our equity investors.

We will seek to satisfy our long-term liquidity needs through cash provided by operations, long-term secured and unsecured borrowings, the issuance of debt and equity securities, and property dispositions. We have financed our operations and acquisitions to date through cash provided by operations, capital contributions from our equity investors, and financing arrangements. We believe our rental income net of operating expenses will generally provide cash flow sufficient to fund our operations and distributions and dividend payments on a near-term basis. Our real estate assets are illiquid in nature. A timely liquidation of assets may not be a viable source of short-term liquidity should a cash flow shortfall arise, and we may need to source liquidity from other financing alternatives.

As a REIT, Invitation Homes Inc. will be required to distribute to its stockholders at least 90% of its taxable income, excluding net capital gain, on an annual basis. Therefore, as a general matter, it is unlikely that we will be able to retain substantial cash balances that could be used to meet our liquidity needs from our annual taxable income. Instead, we will need to meet these needs from external sources of capital and amounts, if any, by which our cash flow generated from operations exceeds taxable income.

We have historically utilized credit facilities, mortgage loans and warehouse loans from our Sponsor to fund acquisitions and renovation improvements. At or prior to the completion of this offering, we expect to repay all outstanding borrowings under the warehouse loans, and we do not expect to obtain warehouse loans from our Sponsor following this offering.

The following describes the key terms and conditions of our credit facilities, mortgage loans and warehouse loans.

Credit Facilities

Our credit facilities were comprised of the following as of September 30, 2016 and December 31, 2015 ($ in thousands):

				Outstanding Principal Balance(3)
Credit Facility	Origination Date	Maturity Date(1)	Interest Rate(2)	As of September 30, 2016(4)	As of December 31, 2015
				(unaudited)
IH1 2015(5)	April 3, 2015	October 3, 2017	3.28%	$118,976	$161,105
IH2 2015(6)	September 29, 2015	March 29, 2017	3.28%	63,373	116,109
IH3 2013(7)	December 19, 2013	June 30, 2017	3.53%	938,921	958,622
IH4 2014(8)	May 5, 2014	May 5, 2017	3.54%	549,304	556,987
IH5 2014(9)	December 5, 2014	June 5, 2017	3.03%	577,238	563,125
IH6 2016(10)	April 13, 2016	April 13, 2018	3.13%	166,144	—

Total				2,413,956	2,355,948
Less deferred financing costs, net				(6,592)	(8,207)

Total				$2,407,364	$2,347,741

(1)	The maturity dates above are reflective of all extensions that have been exercised.
(2)	Interest rates are based on a spread to LIBOR; and as of September 30, 2016, LIBOR was 0.53%.
(3)	Outstanding Principal Balance does not include capitalized deferred financing costs, net.
(4)	From October 1, 2016 to December 16, 2016, we made repayments of $85.6 million on our credit facilities. Included in this amount, on December 16, 2016, we made voluntary repayments of $32.0 million on the IH1 2015 credit facility, $15.0 million on the IH2 2015 credit facility, $15.0 million on the IH4 2014 credit facility and $11.0 million on the IH5 2014 credit facility, which were funded by operating cash flows and the release of restricted cash.

(5)	Right to borrow up to $144.5 million and $180.0 million as of September 30, 2016 and December 31, 2015, respectively; bears interest at LIBOR + 275 basis points; and has an unused commitment fee of 50 basis points per year. On September 2, 2016, we submitted a notification to request an extension of the maturity of IH1 2015 from its initial maturity of October 3, 2016. The maturity date of the facility was subsequently extended for twelve months after its initial maturity date to October 3, 2017.
(6)	Right to borrow up to $105.8 million and $125.0 million at September 30, 2016 and December 31, 2015, respectively; bears interest at LIBOR + 275 basis points, and has an unused commitment fee of 50 basis points per year. Subject to certain conditions being met, has an optional twelve month extension.
(7)	Right to borrow up to $966.0 million, bears interest at either LIBOR + 275 or 400 basis points (depending on the nature of the financed property), and has an unused commitment fee of 50 basis points per year. The facility was extended for six months after its initial maturity of December 18, 2015. An extension fee of 0.25% was paid in connection with the extension. On May 27, 2016, the credit facility was amended to extend the maturity date from June 17, 2016 to June 30, 2017, bearing interest at either LIBOR + 300 or 425 basis points (depending on the nature of the financed property) during the extended period.
(8)	Right to borrow up to $570.0 million, bears interest at either LIBOR + 300 or 425 basis points as of September 30, 2016 or LIBOR + 275 or 400 basis points as of December 31, 2015 (depending on the nature of the financed property), and has an unused commitment fee of 50 basis points. The LIBOR spread was increased pursuant to a May 5, 2016 amendment which also provided for an extension of the maturity date from May 5, 2016 to November 4, 2016. An extension fee of 0.25% was paid in connection with this extension. Subsequent to September 30, 2016, the credit facility was amended to extend the maturity date from November 4, 2016 to May 5, 2017 and to provide for an additional six-month extension period, subject to certain conditions being met. An extension fee of 0.175% was paid in connection with this extension.
(9)	Right to borrow up to $660.0 million, bears interest at either LIBOR + 250 or 375 basis points (depending on the nature of the financed property), and has an unused commitment fee of 50 basis points per year. Subject to certain conditions being met, has an optional six-month extension with a 0.25% extension fee. Subsequent to September 30, 2016, we extended the maturity of the IH5 2014 credit facility from December 5, 2016 to June 5, 2017 for an extension fee of 0.25%.
(10)	Right to borrow up to $550.0 million, bears interest at either LIBOR + 250 or 375 basis points (depending on the nature of the financed property), and has an unused commitment fee of 50 basis points per year. Subject to certain conditions being met, has an optional twelve month extension.

All of our credit facilities are subject to certain terms and conditions that must be satisfied to obtain additional draws. These terms and conditions are specific to each credit facility agreement and include the following range of provisions which are detailed in the respective credit facility agreements: (i) the aggregate loan principal balance may not exceed 55.00%-90.00% of the total cost basis associated with financed properties; (ii) the aggregate loan principal balance may not exceed 55.00%-75.00% of the value associated with financed properties; (iii) the aggregate debt yield may not be less than 5.75%-7.00%; and (iv) the aggregate debt service coverage ratio may not be less than 1.35 to 1.00.

All of our credit facilities also require us to maintain compliance with certain affirmative, negative, and financial covenants. Affirmative covenants with which we must comply include our, and certain of our affiliates’, compliance with (i) use of proceeds requirements specified in the credit facility agreement, (ii) licensing, permitting and legal requirements specified in the respective credit facility agreement, (iii) organizational requirements of the jurisdictions in which we, and certain of our affiliates, are organized, (iv) federal and state tax laws, and (v) books and records requirements specified in the credit facility agreement. Negative covenants with which we must comply include our, and certain of our affiliates’, compliance with limitations surrounding (i) the operation of our properties, (ii) the amount of our indebtedness and the nature of our investments, (iii) the execution of transactions with affiliates, and (iv) the nature of our business activities. Financial covenants are specific to each credit facility agreement and include (i) a maximum loan to value ratio of 65.00%-80.00%, (ii) a maximum loan to cost ratio of 65.00%-90.00%, (iii) a debt service coverage ratio of not less than 1.10 to 1.00 and (iv) a debt yield of not less than 5.75%-7.00%. Our IH3 2013, IH4 2014, IH5 2014 and IH6 2016 credit facilities have an additional financial covenant related to an adjusted debt service coverage ratio of not less than

0.70 to 1.00 or 1.00 to 1.00. At September 30, 2016 and through the date our financial statements were available to be issued, we believe we were in compliance with all affirmative, negative, and financial covenants related to the aforementioned credit facilities.

Mortgage Loans

As of September 30, 2016, we have completed seven securitization transactions, which we refer to as the “Securitizations” or the “mortgage loans,” collateralized by homes owned by certain subsidiaries of the IH Holding Entities. The proceeds from the mortgage loans were used to fund (i) partial repayments of the then-outstanding IH1 and IH2 credit facilities, (ii) initial deposits in the reserve accounts, (iii) closing costs in connection with the mortgage loans, (iv) general costs associated with our operations, and (v) distributions and dividends to IH1 and IH2 equity investors.

The following table sets forth a summary of the mortgage loan indebtedness as of September 30, 2016 and December 31, 2015:

					Outstanding Principal Balance(4)
	Maturity Date(1)	Maturity Date if Fully Extended(2)	Rate(3)	Range of Spreads	As of September 30, 2016(5)	As of December 31, 2015
($ in thousands)					(unaudited)
IH1 2013-1(6)	December 9, 2017	December 9, 2018	2.21%	115-365 bps	$464,055	$469,554
IH1 2014-1	June 9, 2017	June 9, 2019	2.37%	100-375 bps	981,803	993,738
IH1 2014-2, net(7)	September 9, 2017	September 9, 2019	2.42%	110-400 bps	713,074	718,610
IH1 2014-3, net(8)	December 9, 2017	December 9, 2019	2.83%	120-500 bps	767,826	766,043
IH2 2015-1, net(9)	March 9, 2017	March 9, 2020	2.89%	145-430 bps	532,216	536,174
IH2 2015-2	June 9, 2017	June 9, 2020	2.48%	135-370 bps	630,714	631,097
IH2 2015-3	August 9, 2017	August 7, 2020	2.70%	130-475 bps	1,186,928	1,190,695

Total Securitizations					5,276,616	5,305,911
Less deferred financing costs, net					(14,784)	(41,718)

Total					$5,261,832	$5,264,193

(1)	Each mortgage loan’s initial maturity term is two years, individually subject to three, one-year extension options at the borrower’s discretion (provided that there is no event of default under the loan agreement and the borrower obtains a replacement interest rate cap agreement in a form reasonably acceptable to the lender). Our IH1 2014-1, IH1 2014-2 and IH1 2014-3 mortgage loans have exercised the first extension options, and IH1 2013-1 has exercised the second extension option.
(2)	Represents the maturity date if we exercise each of the remaining one-year extension options available, which are subject to certain conditions being met.
(3)	Interest rates are based on a weighted average spread to LIBOR; and as of September 30, 2016, LIBOR was 0.53%.
(4)	Outstanding Principal Balance is net of discounts and does not include capitalized deferred financing costs, net.
(5)	From October 1, 2016 to December 16, 2016, we made repayments of $9.8 million on our mortgage loans.
(6)	On December 5, 2016, we exercised our second one-year extension option on IH1 2013-1, extending the maturity from December 9, 2016 to December 9, 2017.
(7)	Net of unamortized discount of $1.3 million as of December 31, 2015.
(8)	Net of unamortized discount of $0.7 million and $3.3 million as of September 30, 2016 and December 31, 2015, respectively. On December 9, 2016, we exercised our first one-year extension option on IH1 2014-3, extending the maturity from December 9, 2016 to December 9, 2017.
(9)	Net of unamortized discount of $0.1 million and $0.4 million as of September 30, 2016 and December 31, 2015, respectively.

Securitization Transactions

IH1 2013-1: In November 2013, we completed our first securitization transaction (“IH1 2013-1”), in which 2013-1 IH Borrower L.P. (“S1 Borrower”), a newly-formed special purpose entity and wholly owned subsidiary of IH1, executed a loan agreement with a third-party lender. The third-party lender made a six component term loan to S1 Borrower in the amount of $479.1 million. All six components of the loan were sold at par. We are obligated to make monthly payments of interest and principal with the first payment being due upon the closing of the loan, and subsequent payments began January 9, 2014 and continue monthly thereafter.

IH1 2014-1: In May 2014, we completed our second securitization transaction (“IH1 2014-1”), in which 2014-1 IH Borrower L.P. (“S2 Borrower”), a newly-formed special purpose entity and wholly owned subsidiary of IH1, executed a loan agreement with a third-party lender. The third party lender made a six component term loan to S2 Borrower in the amount of $993.7 million. All six components of the loan were sold at par. We are obligated to make monthly payments of interest with the first payment being due upon the closing of the loan, and subsequent payments began July 9, 2014 and continue monthly thereafter.

IH1 2014-2: In August 2014, we completed our third securitization transaction (“IH1 2014-2”), in which 2014-2 IH Borrower L.P. (“S3 Borrower”), a newly-formed special purpose entity and wholly owned subsidiary of IH1, executed a loan agreement with a third-party lender. The third-party lender made a term loan comprised of (1) six floating rate components and (2) one fixed rate component to the S3 Borrower in the amount of $719.9 million. Of the seven loan components, the Class A, B, C, D and G certificates sold at par; however, the Class E and F certificates sold at a total discount of $4.0 million. The unamortized balance of this discount is included in mortgage loans, net on our combined and consolidated balance sheets as of September 30, 2016 and December 31, 2015. We are obligated to make monthly payments of interest with the first payment being due upon the closing of the loan, and subsequent payments began October 9, 2014 and continue monthly thereafter.

IH1 2014-3: In November 2014, we completed our fourth securitization transaction (“IH1 2014-3”), in which 2014-3 IH Borrower L.P. (“S4 Borrower”), a newly-formed special purpose entity and wholly owned subsidiary of IH1, executed a loan agreement with a third-party lender. The third-party lender issued a term loan comprised of (1) six floating rate components and (2) one fixed rate component to S4 Borrower in the amount of $769.3 million. Of the seven components, the Class B and G certificates sold at par; however, the Class A, C, D, E, and F certificates sold at a total discount of $7.2 million. The unamortized balance of this discount is included in mortgage loans, net on our combined and consolidated balance sheets as of September 30, 2016 and December 31, 2015. We are obligated to make monthly payments of interest with the first payment being due upon the closing of the loan, and subsequent payments began December 9, 2014 and continue monthly thereafter.

IH2 2015-1: In January 2015, we completed our fifth securitization transaction (“IH2 2015-1”), in which 2015-1 IH2 Borrower L.P. (“S5 Borrower”), a newly-formed special purpose entity and wholly owned subsidiary of IH2, executed a loan agreement with a third-party lender. The third-party lender made a seven component term loan to S5 Borrower in the amount of $540.9 million. Six of the seven components, the Class A, B, C, D, E, and G certificates sold at par; however, the Class F certificates sold at a total discount of $0.6 million. The unamortized balance of this discount is included in mortgage loans, net on our combined and consolidated balance sheets as of September 30, 2016 and December 31, 2015. We are obligated to make monthly payments of interest with the first payment being due upon the closing of the loan, and subsequent payments began March 9, 2015 and continue monthly thereafter.

IH2 2015-2: In April 2015, we completed our sixth securitization transaction (“IH2 2015-2”), in which 2015-2 IH2 Borrower L.P. (“S6 Borrower”), a newly-formed special purpose entity and wholly owned subsidiary of IH2, executed a loan agreement with a third-party lender. The third-party lender made a seven component term loan to S6 Borrower in the amount of $636.7 million. All of the components of the loan were sold at par. We are obligated to make monthly payments of interest with the first payment being due upon the closing of the loan, and subsequent payments began June 9, 2015 and continue monthly thereafter.

IH2 2015-3: In June 2015, we completed our seventh securitization transaction (“IH2 2015-3”), in which 2015-3 IH2 Borrower L.P. (“S7 Borrower”), a newly-formed special purpose entity and wholly owned subsidiary of IH2, executed a loan agreement with a third-party lender. The third-party lender made a seven component term loan to S7 Borrower in the amount of $1,194.0 million. All of the components of the loan were sold at par. We are obligated to make monthly payments of interest with the first payment being due upon the closing of the loan, and subsequent payments began August 7, 2015 and continue monthly thereafter.

Concurrent with the execution of each loan agreement, the respective third-party lender sold each loan it originated with us to individual depositor entities (the “Depositor Entities”) who subsequently transferred each loan to Securitization-specific trust entities (the “Trusts”). The Depositor Entities associated with the IH1 2014-2 and IH1 2014-3 securitizations are wholly owned subsidiaries of IH1, the Depositor Entities associated with the IH2 2015-1, IH2 2015-2, and IH2 2015-3 securitizations are wholly owned subsidiaries of IH2, and the Depositor Entities associated with the IH1 2013-1 and IH1 2014-1 securitizations are wholly owned by third parties not affiliated with the Company.

As consideration for the transfer of each loan to the Trusts, the Trusts issued certificate classes which mirror the components of the individual loan agreements (collectively, the “Certificates”) to the Depositor Entities, except that Class R certificates do not have related loan terms as they represent residual interests in the Trusts. The Certificates represent the entire beneficial interest in the Trusts. Following receipt of the Certificates, the Depositor Entities sold the Certificates to investors using the proceeds as consideration for the loans sold to the Depositor Entities by the lenders. These transactions had no effect on our combined and consolidated financial statements other than with respect to the Class G certificates purchased by IH1 and IH2.

For IH1 2014-2, IH1 2014-3, IH2 2015-1, IH2 2015-2, and IH2 2015-3, the Trusts made the Class A through Class F certificates available for sale to both domestic and foreign investors. With the introduction of foreign investment, IH1 and IH2, as sponsors of the respective loans, are required to retain a portion of the risk that represents a material net economic interest in each loan. The Class G certificates for IH1 2014-2, IH1 2014-3, IH2 2015-1, IH2 2015-2, and IH2 2015-3 are equal to 5% of the original principal amount of the loans in accordance with the agreements. Per the terms of the Securitization agreements, the Class G certificates are restricted certificates and were made available exclusively to IH1 and IH2, as applicable. They are principal only and bear a stated annual interest rate of 0.0005%. The Class G certificates are classified as held to maturity investments and are recorded in other assets, net in the combined and consolidated balance sheets. We have evaluated our interests in the Class G certificates of the Trusts and determined that they do not create a more than insignificant variable interest in the Trusts. Additionally, the Class G certificates do not provide us with any ability to direct the activities that could impact the Trusts’ economic performance. Therefore, we do not consolidate the Trusts.

General Terms

The general terms that apply to all of our mortgage loans require us to maintain compliance with certain affirmative and negative covenants. Affirmative covenants with which we must comply include our, and certain of our affiliates’, compliance with (i) licensing, permitting and legal requirements specified in the mortgage loan agreement, (ii) organizational requirements of the jurisdictions in which we, and certain of our affiliates, are organized, (iii) federal and state tax laws, and (iv) books and records requirements specified in the respective loan agreements. Negative covenants with which we must comply include our, and certain of our affiliates’, compliance with limitations surrounding (i) the amount of our indebtedness and the nature of our investments, (ii) the execution of transactions with affiliates, (iii) THR Property Management L.P. (the “Manager”), our wholly owned subsidiary, and (iv) the nature of our business activities. At September 30, 2016 and through the date our financial statements were available to be issued, we believe we were in compliance with all affirmative and negative covenants.

Prepayments

For the mortgage loans, prepayments of amounts owed are generally not permitted by us under the terms of the respective loan agreements unless such prepayments are made pursuant to the voluntary election and mandatory provisions specified in such agreements. The specified mandatory provisions become effective to the extent that a property becomes characterized as a disqualified property, a property is sold, and/or upon the occurrence of a condemnation or casualty event associated with a property. To the extent either a voluntary election is made, or a mandatory prepayment condition exists, in addition to paying all interest and principal, we must also pay certain breakage costs as determined by the loan servicer and a spread maintenance premium if prepayment occurs before the month following the one year anniversary of the closing dates of the mortgage loans. For the nine months ended September 30, 2016 and September 30, 2015, mandatory prepayments of $29.7 million and $13.2 million, respectively, were made under the terms of the loan agreements.

Interest Rate Caps

Concurrent with entering into the mortgage loan agreements, we maintain interest rate cap agreements with terms and notional amounts equivalent to the terms and amounts of the loans made by the third-party lenders and strike prices equal to approximately 2.95% for IH1 2013-1, 3.82% for IH1 2014-1, 3.09% for IH1 2014-2, 2.10% for IH1 2014-3, 2.07% for IH2 2015-1, 2.71% for IH2 2015-2, and 2.52% for IH2 2015-3 (collectively, the “Strike Prices”). To the extent that the maturity date of one or more of the loans is extended through an exercise of one or more of the extension options, replacement or extension interest rate cap agreements must be executed with terms similar to those associated with the initial interest rate cap agreements and strike prices equal to the greater of the Strike Prices and the interest rate at which the debt service coverage ratio (as defined) is not less than 1.2 to 1.0. The interest rate cap agreements, including all of our rights to payments owed by the counterparty and all other rights, have been pledged as additional collateral for the loans.

Extension Notifications

On September 9, 2016, we submitted notifications to exercise extension options on the IH1 2013-1 and IH1 2014-3 mortgage loans from December 9, 2016 to December 9, 2017.

Warehouse Loans

From time to time certain of the IH Holding Entities have entered into unsecured warehouse loan agreements with our Sponsor. Interest accrues at rates based on a spread to LIBOR, and any unpaid interest amounts are compounded into the remaining unpaid principal balance on a monthly basis. The following table sets forth a summary of the outstanding principal amounts under such loans as of September 30, 2016 and December 31, 2015:

	Origination Date	Maturity Date	Rate(1)	As of September 30, 2016	As of December 31, 2015
($ in thousands)				(unaudited)
IH3 warehouse loan(2)	March 26, 2014	December 31, 2017	3.28%	$11,760	$38,137
IH4 warehouse loan(3)	May 7, 2014	May 6, 2015	3.28%	—	4,740
IH5 warehouse loan(4)	April 27, 2015	April 26, 2016	3.03%	—	71,146

Total				$11,760	$114,023

(1)	Interest rates are based on a spread to LIBOR; and as of September 30, 2016, LIBOR was 0.53%.
(2)	This loan bears interest at LIBOR + 275 basis points. On October 11, 2016, the original maturity date of March 25, 2015 was extended to December 31, 2017, without any additional changes to the terms of the agreement. Interest will continue to be incurred past the original due date until all principal and interest is fully paid at the original stated rate. On November 4, 2016, we repaid $3.0 million of the outstanding principal balance.

(3)	This loan bore interest at LIBOR + 275 basis points. The loan was paid off in full during the nine months ended September 30, 2016.
(4)	This loan bore interest at LIBOR + 250 basis points. The loan was paid off in full during the nine months ended September 30, 2016.

At or prior to the completion of this offering, we expect to repay all outstanding borrowings under the warehouse loans and do not expect to enter into any additional warehouse loans with our Sponsor in the future.

New Credit Facility

Concurrently with or prior to the completion of this offering, we expect our Operating Partnership to enter into a new credit facility with Bank of America, N.A., as administrative agent, and a syndicate of banks, financial institutions and institutional lenders from time to time party thereto (the “New Credit Facility”).

The New Credit Facility will provide $2,500.0 million of borrowing capacity and consist of:

•	a new $ million revolving credit facility (the “Revolving Facility”), which will mature four years from the closing date of the New Credit Facility (the “Closing Date”), with a one-year extension option subject to certain conditions; and

•	a new $ million term loan facility (the “Term Loan Facility”), which will mature five years from the Closing Date.

Our Operating Partnership, which is referred to in this section as the “Borrower,” will be the borrower under the New Credit Facility. The Revolving Facility component will also include borrowing capacity available for letters of credit and for short-term borrowings referred to as swing line borrowings, in each case subject to certain sublimits. The New Credit Facility will also provide the Borrower with the option to enter into additional incremental credit facilities (including an uncommitted incremental facility that provides the Borrower with the option to increase the size of the Revolving Facility and/or the Term Loan Facility by an aggregate amount of up to $1,500.0 million), subject to certain limitations.

Interest Rate and Fees. Borrowings under the New Credit Facility will bear interest, at the Borrower’s option, at a rate equal to a margin over either (a) a LIBOR rate determined by reference to the Bloomberg LIBOR rate (or comparable or successor rate) for the interest period relevant to such borrowing or (b) a base rate determined by reference to the highest of (1) the administrative agent’s prime lending rate, (2) the federal funds effective rate plus 0.50% and (3) the LIBOR rate that would be payable on such day for a LIBOR rate loan with a one-month interest period plus 1.00%. The margin will be based on a total leverage based grid. We expect the margin for the Revolving Facility will range from 0.75% to 1.30%, in the case of base rate loans, and 1.75% to 2.30%, in the case of LIBOR rate loans. We expect the margin for the Term Loan Facility will range from 0.70% to 1.30%, in the case of base rate loans, and 1.70% to 2.30%, in the case of LIBOR rate loans. In addition, the New Credit Facility will provide that, upon receiving an investment grade rating on its non-credit enhanced, senior unsecured long term debt of BBB- or better from Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc., or Baa3 or better from Moody’s Investors Service, Inc. (an “Investment Grade Rating Event”), the Borrower may elect to convert to a credit rating based pricing grid.

In addition to paying interest on outstanding principal under the New Credit Facility, the Borrower will be required to pay a facility fee to the lenders under the Revolving Facility in respect of the unutilized commitments thereunder. The facility fee rate will be based on the daily-unused amount of the Revolving Facility and is either 0.350% or 0.200% per annum based on the unused facility amount. Upon converting to a credit rating pricing based grid, the unused facility fee will no longer apply and the Borrower will be required to pay a facility fee ranging from 0.125% to 0.300%. We will also be required to pay customary letter of credit fees.

Prepayments. No prepayment will be required under the New Credit Facility. The Borrower will be permitted to voluntarily repay amounts outstanding under the Term Loan Facility at any time without premium or penalty, subject to certain minimum amounts and the payment of customary “breakage” costs with respect to LIBOR loans. Once repaid, no further borrowings will be permitted under the Term Loan Facility.

Amortization. The New Credit Facility will have no amortization payments.

Guarantees and Security. The obligations under the New Credit Facility will be guaranteed on a joint and several basis by each direct and indirect domestic wholly owned subsidiary of the Borrower that owns, directly or indirectly, unencumbered assets (the “Subsidiary Guarantors”), subject to certain exceptions. The guarantee to be provided by any Subsidiary Guarantor will be automatically released upon the occurrence of certain events, including if it no longer has a direct or indirect interest in an unencumbered asset or as a result of certain non-recourse refinancing transactions pursuant to which such Subsidiary Guarantor becomes contractually prohibited from providing its guaranty of the New Credit Facility. In addition, we may be required to provide a guarantee of the New Credit Facility under certain circumstances, including if we do not maintain our qualification as a REIT.

The New Credit Facility will be collateralized by first priority or equivalent security interests in all the capital stock of, or other equity interests in any Subsidiary Guarantor, held by the Borrower and each of the Subsidiary Guarantors. The security interests to be granted under the New Credit Facility will be automatically released upon the occurrence of certain events, including upon an Investment Grade Rating Event or if the total net leverage ratio is less than or equal to 8.00:1.00 for four consecutive fiscal quarters.

Certain Covenants and Events of Default. The New Credit Facility will contain certain customary affirmative and negative covenants and events of default. Such covenants will, among other things, restrict, subject to certain exceptions, the ability of the Borrower, the Subsidiary Guarantors and their respective subsidiaries to:

•	engage in certain mergers, consolidations or liquidations;

•	sell, lease or transfer all or substantially all of their respective assets;

•	engage in certain transactions with affiliates;

•	make changes to the Borrower’s fiscal year;

•	make changes in the nature of the business of the Borrower and its subsidiaries; and

•	incur additional indebtedness that is secured on a pari passu basis with the New Credit Facility.

The New Credit Facility will also require the Borrower, on a consolidated basis with its subsidiaries, to maintain a (i) maximum total leverage ratio, (ii) maximum secured leverage ratio, (iii) maximum unencumbered leverage ratio, (iv) minimum fixed charge coverage ratio, (v) minimum unencumbered fixed charge coverage ratio and (vi) minimum tangible net worth.

If an event of default occurs, the lenders under the New Credit Facility will be entitled to take various actions, including the acceleration of amounts due under the New Credit Facility and all actions permitted to be taken by a secured creditor.

Certain Hedging Arrangements

On December 21, 2016, the Operating Partnership entered into interest swap agreements with two financial institutions for an aggregate notional amount of $1,500.0 million to hedge the risk arising from changes in one-month LIBOR. The interest rate swaps are effective February 28, 2017, mature on January 31, 2022 and will effectively convert our variable rate interest payments to a fixed rate of 1.97%. Certain of the IH Holding Entities and/or their subsidiaries have guaranteed the Operating Partnership’s obligations under the interest rate swaps. We may enter into additional swap or other hedging arrangements from time to time in the future.

Purchase of Outstanding Debt Securities or Loans

As market conditions warrant, we and our equity investors, including our Sponsor, its affiliates, and members of our management, may from time to time seek to purchase our outstanding debt, including borrowings under our credit facilities and mortgage loans or debt securities that we may issue in the future, in privately negotiated or open market transactions, by tender offer or otherwise. Subject to any applicable limitations contained in the agreements governing our indebtedness, any purchases made by us may be funded by the use of cash on our balance sheet or the incurrence of new secured or unsecured debt, including borrowings under our credit facilities and mortgage loans. The amounts involved in any such purchase transactions, individually or in the aggregate, may be material. Any such purchases may be with respect to a substantial amount of a particular class or series of debt, with the attendant reduction in the trading liquidity of such class or series. In addition, any such purchases made at prices below the “adjusted issue price” (as defined for U.S. federal income tax purposes) may result in taxable cancellation of indebtedness income to us, which amounts may be material, and in related adverse tax consequences to us.

Cash Flows

Nine Months Ended September 30, 2016 Compared to Nine Months Ended September 30, 2015

The following table summarizes our cash flows for the nine months ended September 30, 2016 and the nine months ended September 30, 2015:

	Nine Months Ended September 30,
	2016	2015	$ Change	% Change
($ in thousands)	(unaudited)
Net cash provided by operating activities	$247,709	$196,089	$51,620	26.3%
Net cash used in investing activities	(298,785)	(695,307)	(396,522)	(57.0)%
Net cash provided by financing activities	50,398	490,409	(440,011)	(89.7)%

Change in cash and cash equivalents	$(678)	$(8,809)	$8,131	92.3%

Operating Activities

Net cash provided by operating activities was $247.7 million and $196.1 million for the nine months ended September 30, 2016 and 2015, respectively, an increase of 26.3%. The increase was primarily driven by our net loss decreasing from $(121.7) million for the nine months ended September 30, 2015 to $(51.6) million for the nine months ended September 30, 2016, partially offset by a $26.8 million decrease in noncash expenses. Our cash flows provided by operating activities depend on numerous factors, including the occupancy level of our homes, the rental rates achieved on our leases, the collection of rent from our residents, and the amount of our operating and other expenses.

Investing Activities

Net cash used in investing activities primarily consists of the acquisition cost of homes, capital improvements, changes in restricted cash, and proceeds from property sales. Net cash used in investing activities was $298.8 million and $695.3 million for the nine months ended September 30, 2016 and 2015, respectively, a decrease in use of cash of 57.0%. The decrease was primarily due to (i) a decrease in homes acquired from 2,851 homes during the nine months ended September 30, 2015 to 1,135 homes during the nine months ended September 30, 2016 and (ii) a decrease in homes sold from 1,440 homes sold during the nine months ended September 30, 2015 to 842 homes sold during the nine months ended September 30, 2016.

Financing Activities

Net cash provided by financing activities was $50.4 million and $490.4 million for the nine months ended September 30, 2016 and 2015, respectively, an 89.7% decrease. Equity investors contributed $138.0 million and $45.0 million of capital for the nine months ended September 30, 2016 and 2015, respectively. Equity investors received no distributions or dividends during the nine months ended September 30, 2016 and $631.5 million of distributions and dividends during the nine months ended September 30, 2015. We received $184.7 million and $3,412.9 million of debt proceeds during the nine months ended September 30, 2016 and 2015, respectively, a 94.6% decrease. We repaid $263.5 million and $2,292.0 million of debt during the nine months ended September 30, 2016 and 2015, respectively, an 88.5% decrease. The equity and debt proceeds received were primarily utilized for the purchase and renovation of acquired single-family rental homes, and to repay then-outstanding indebtedness under our IH1 and IH2 credit facilities. Remaining proceeds from the 2015 mortgage loan financings were the primary source of the distributions and dividends paid during the nine months ended September 30, 2015.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

The following table summarizes our cash flows for the year ended December 31, 2015 and the year ended December 31, 2014:

	Year Ended December 31,
	2015	2014	$ Change	% Change
($ in thousands)
Net cash provided by operating activities	$197,474	$48,451	$149,023	307.6%
Net cash used in investing activities	(859,833)	(1,899,697)	1,039,864	54.7%
Net cash provided by financing activities	651,581	1,705,277	(1,053,696)	(61.8)%

Change in cash and cash equivalents	$(10,778)	$(145,969)	$135,191	92.6%

Operating Activities

For the years ended December 31, 2015 and 2014, net cash provided by operating activities was $197.5 million and $48.5 million, respectively, a 307.6% increase. The increase was primarily driven by our net loss decreasing from $(269.9) million for the year ended December 31, 2014 to $(160.2) million for the year ended December 31, 2015. Our cash flows provided by operating activities depend on numerous factors, including the occupancy level of our homes, the rental rates achieved on our leases, the collection of rent from our residents, and the amount of our operating and other expenses.

Investing Activities

For the years ended December 31, 2015 and 2014, net cash used in investing activities was $859.8 million and $1,899.7 million, respectively, a decrease of 54.7%. The decrease in use of funds was primarily due to (i) a decrease in homes acquired during 2015, from 7,183 homes during the year ended December 31, 2014 to 3,576 homes during the year ended December 31, 2015 and partially offset by (ii) an increase in homes sold during 2015, from 100 homes sold during the year ended December 31, 2014 to 1,481 homes sold during the year ended December 31, 2015. The pace of our acquisitions slowed during the year ended December 31, 2015, because fewer homes met our selection criteria.

Financing Activities

For the years ended December 31, 2015 and 2014, net cash provided by financing activities was $651.6 million and $1,705.3 million, respectively, a 61.8% decrease. Equity investors contributed $246.8 million and $557.4 million of capital for the years ended December 31, 2015 and 2014, respectively, a 55.7% decrease.

Equity investors received $682.5 million and $787.5 million of distributions and dividends for the years ended December 31, 2015 and 2014, respectively, a 13.3% decrease. We received $3,417.1 million and $4,105.5 million of debt proceeds for the years ended December 31, 2015 and 2014, respectively, a decrease of 16.8%. For the year ended December 31, 2015, we repaid $2,278.1 million of debt, compared to $2,093.8 million for the year ended December 31, 2014, an 8.8% increase. The equity and debt proceeds received were primarily utilized for the purchase and renovation of acquired single-family rental homes, and to repay then-outstanding IH1 and IH2 credit facilities. Remaining proceeds from the 2015 and 2014 mortgage loan financings were the primary source of the distributions and dividends paid during the years ended December 31, 2015 and 2014.

Off-Balance Sheet Arrangements

We have no obligations, assets, or liabilities that would be considered off-balance sheet arrangements.

Contractual Obligations

Our contractual obligations as of December 31, 2015, consisted of the following:

	Total	2016	2017-2018	2019-2020	Thereafter
($ in thousands)
Credit facilities(1)	$2,444,042	$1,249,785	$1,194,257	$—	$—
Mortgage loans, net(1)	5,494,839	1,390,227	4,104,612	—	—
Warehouse loans(1)	115,975	103,841	12,134	—	—
Purchase commitments(2)	56,304	56,304	—	—	—
Operating lease obligations	6,899	2,331	2,114	1,732	722
Capital lease obligations	950	760	190	—	—

Total	$8,119,009	$2,803,248	$5,313,307	$1,732	$722

(1)	Includes estimated interest payments on the respective debt based on amounts outstanding as of December 31, 2015 at rates in effect as of such date.
(2)	Commitments to acquire 243 single-family rental homes.

As of December 31, 2015, after giving effect to the Pre-IPO Transactions and the transactions described in “Unaudited Pro Forma Financial Information,” our contractual obligations would have consisted of the following:

	Total	2016	2017-2018	2019-2020	Thereafter
($ in thousands)
Credit facilities	$	$	$	$	$
Mortgage loans, net
Warehouse loans
Purchase commitments
Operating lease obligations
Capital lease obligations

Total	$	$	$	$	$

Critical Accounting Policies and Estimates

Our discussion and analysis of our historical financial condition and results of operations is based upon our combined and consolidated financial statements, which have been prepared in accordance with GAAP and in conjunction with the rules and regulations of the SEC. The preparation of combined and consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the combined and consolidated financial statements and accompanying notes. Actual results could ultimately differ from those estimates. For a discussion of recently-issued and adopted accounting standards, see “Notes to Combined and Consolidated Financial Statements, Note 2—Significant Accounting Policies.”

As an emerging growth company, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. We have irrevocably elected not to take advantage of the extension of time to comply with new or revised financial accounting standards available under Section 102(b) of the JOBS Act.

Investments in Single-Family Residential Properties

Upon acquisition, we evaluate our acquired single-family residential properties for purposes of determining whether a transaction should be accounted for as an asset acquisition or business combination. In general, acquisitions of single-family residential properties with an in-place lease are treated as a business combination under ASC 805, Business Combinations.

Substantially all of our transactions are asset acquisitions recorded at their purchase price, and the purchase price is allocated between land and building and improvements based upon their relative fair values at the date of acquisition. The purchase price for purposes of this allocation is inclusive of acquisition costs which typically include legal fees, bidding service and title fees, payments made to cure tax, utility, HOA fees (when applicable), and other mechanic’s and miscellaneous liens, as well as other closing costs.

Transactions determined to be business combinations are recorded at the purchase price (which approximates fair value), and the purchase price is allocated to land, building and improvements, and the in-place lease intangibles based upon their fair values at the date of acquisition. Acquisition costs are expensed in the period in which they are incurred and are reflected in other expenses in our combined and consolidated statements of operations. The fair values of acquired in-place lease intangibles are based on the costs to execute similar leases, including commissions and other related costs. The origination value of in-place lease intangibles also includes an estimate of lost rent revenue at in-place rental rates during the estimated time required to lease the property. The in-place lease intangibles are amortized over the life of the leases and are recorded in other assets, net in our combined and consolidated balance sheets.

Cost Capitalization

We incur costs to stabilize and prepare our acquired single-family residential properties to be rented. We capitalize these costs as a component of our investment in each single-family residential property, using specific identification and relative allocation methodologies including renovation costs and other costs associated with activities that are directly related to preparing our properties for use as rental real estate. Other costs include interest costs, property taxes, property insurance, utilities, HOA fees (when applicable), and the salaries and benefits of the Manager’s employees who are directly responsible for the execution of our stabilization activities. The capitalization period associated with our stabilization activities begins at such time that activities commence and concludes at the time that a single-family residential property is available to be leased.

Once a property is ready for its intended use, expenditures for ordinary maintenance and repairs thereafter are expensed to operations as incurred, and we capitalize expenditures that improve or extend the life of a home and for certain furniture and fixtures additions. The determination of which costs to capitalize requires significant judgment. Accordingly, many factors are considered as part of our evaluation processes with no one factor necessarily determinative.

Provisions for Impairment

We continuously evaluate, by property, whether there are any events or changes in circumstances indicating that the carrying amount of our single-family residential properties may not be recoverable. Examples of such events and changes in circumstances that we consider include significant and persistent declines in an individual property’s net operating income, regional changes in home price appreciation as measured by certain independently developed indices, change in expected use of the property, significant adverse legal factors, substantive damage to the individual property as a result of natural disasters and other risks inherent in our business not covered by insurance proceeds, or a current expectation that a property will be disposed of prior to the end of its estimated useful life.

To the extent an event or change in circumstance is identified, a residential property is considered to be impaired only if its carrying value cannot be recovered through estimated future undiscounted cash flows from the use and eventual disposition of the property. Cash flow projections are prepared using internal analyses based on current rental, renewal, and occupancy rates, operating expenses, and inputs from our annual planning process that give consideration to each property’s historical results, current operating trends, and current market conditions. To the extent an impairment has occurred, the carrying amount of our investment in a property is adjusted to its estimated fair value. To determine the estimated fair value, we primarily consider local broker price opinions (“BPOs”). In order to validate the BPOs received and used in our assessment of fair value of real estate, we perform an internal review to determine if an acceptable valuation approach was used to estimate fair value in compliance with guidance provided by ASC 820, Fair Value Measurements. Additionally, we undertake an internal review to assess the relevance and appropriateness of comparable transactions that have been used by the broker in its BPO and any adjustments to comparable transactions made by the broker in reaching its value opinion.

The process whereby we assess our single-family residential properties for impairment requires significant judgment and assessment of factors that are, at times, subject to significant uncertainty. We evaluate multiple information sources and perform a number of internal analyses, each of which is an important component of our process with no one information source or analysis being necessarily determinative.

Revenue Recognition and Resident Receivables

Rental revenues, net of any concessions, are recognized monthly as they are earned on a straight-line basis over the term of the lease. Other property income is recognized when earned and realized or realizable.

We maintain an allowance for doubtful accounts for estimated losses that may result from the inability of residents to make required rent or other payments. This allowance is estimated based on, among other considerations, payment histories, and overall delinquencies. The provision for doubtful accounts is recorded as a reduction of rental revenues and other property income in our combined and consolidated statements of operations.

Noncash Incentive Compensation Expense

We recognize noncash incentive compensation expense based on the estimated fair value of the incentive compensation units and vesting conditions of the related incentive unit agreements. Additional compensation expense is recognized if modifications to existing incentive unit agreements result in an increase in the post-modification fair value of the units that exceeds their pre-modification fair value. IH1’s incentive units were granted to employees of the Manager, our wholly owned subsidiary. Therefore, the noncash incentive compensation expense is based on the grant-date fair value of the units and recognized in expense over the service period. Because units in the IH2 Promote Partnerships (as defined in “Management—Executive Compensation”), IH3, IH4 and IH5 were granted to non-employees of those respective partnerships, fair value is re-measured for unvested units at the end of each reporting period. The fair value of all incentive units is determined based on a valuation model that takes into account discounted cash flows and a market approach based on comparable companies and transactions. Noncash incentive compensation expense is presented as a component of general and administrative expense and property management expense in our combined and consolidated statements of operations.

Segment Reporting

Operating segments are defined as components of an enterprise for which discrete financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. Our CODM is the Chief Executive Officer.

Under the provision of ASC 280, Segment Reporting, the Company has determined that it has one reportable segment related to acquiring, renovating, leasing, and operating single-family homes as rental properties, including single-family homes in planned unit developments. The CODM evaluates operating performance and allocates resources on a total portfolio basis. The CODM utilizes net operating income as the primary measure to evaluate performance of the total portfolio. The aggregation of individual homes constitutes the total portfolio. Decisions regarding acquisitions and dispositions of homes are made at the individual home level.

Non-GAAP Measures

EBITDA and Adjusted EBITDA

EBITDA and Adjusted EBITDA are supplemental, non-GAAP measures often utilized to evaluate the performance of real estate companies. We define EBITDA as net income or loss (computed in accordance with GAAP) before the following items: interest expense; income tax expense; and depreciation and amortization. Adjusted EBITDA is defined as EBITDA before the following items: noncash incentive compensation expense; impairment and other; acquisition costs; gain (loss) on sale of property; and interest income and other miscellaneous income and expenses. EBITDA and Adjusted EBITDA are used as supplemental financial performance measures by management and by external users of our financial statements, such as investors and commercial banks. Set forth below is additional detail on how management uses EBITDA and Adjusted EBITDA as measures of performance.

Our management uses EBITDA and Adjusted EBITDA in a number of ways to assess our combined and consolidated financial and operating performance, and we believe these measures are helpful to management and external users in identifying trends in our performance. EBITDA and Adjusted EBITDA help management identify controllable expenses and make decisions designed to help us meet our current financial goals and optimize our financial performance, while neutralizing the impact of capital structure on results. Accordingly, we believe these metrics measure our financial performance based on operational factors that management can impact in the short-term, namely our cost structure and expenses.

We believe that the presentation of EBITDA and Adjusted EBITDA in this prospectus provides information useful to investors in assessing our financial condition and results of operations. The GAAP measure most directly comparable to EBITDA and Adjusted EBITDA is net income or loss. EBITDA and Adjusted EBITDA are not used as measures of our liquidity and should not be considered alternatives to net income or loss or any other measure of financial performance presented in accordance with GAAP. Our EBITDA and Adjusted EBITDA may not be comparable to the EBITDA and Adjusted EBITDA of other companies due to the fact that not all companies use the same definitions of EBITDA and Adjusted EBITDA. Accordingly, there can be no assurance that our basis for computing these non-GAAP measures is comparable with that of other companies.

The following table presents a reconciliation of net loss to EBITDA and Adjusted EBITDA as determined in accordance with GAAP on a historical basis for each of the periods indicated:

	Nine Months Ended September 30,		Year Ended December 31,
	2016	2015	2015	2014
($ in thousands)	(unaudited)
Net loss	$(51,590)	$(121,666)	$(160,208)	$(269,861)
Interest expense	209,165	204,130	273,736	235,812
Depreciation and amortization	198,261	186,448	250,239	215,808

EBITDA	355,836	268,912	363,767	181,759

Noncash incentive compensation expense(1)	13,023	22,267	27,924	24,335
Impairment and other	1,642	3,943	4,584	3,396
Acquisition costs	42	243	275	1,384
(Gain) loss on sale of property	(13,178)	(2,275)	(2,272)	235
Other(2)	983	309	2,846	607

Adjusted EBITDA	$358,348	$293,399	$397,124	$211,716

(1)	For the nine months ended September 30, 2016 and 2015, $12,724 and $18,161 was recorded in general and administrative expense, respectively, and $299 and $4,106 was recorded in property management expense, respectively. For the years ended December 31, 2015 and 2014, $23,758 and $19,318 was recorded in general and administrative expense, respectively, and $4,166 and $5,017 was recorded in property management expense, respectively.
(2)	Includes interest income and other miscellaneous income and expenses.

Net Operating Income

NOI is a non-GAAP measure often used to evaluate the performance of real estate companies. We define NOI for an identified population of homes as rental revenues and other property income less property operating and maintenance expense (which consists primarily of property taxes, insurance, HOA fees (when applicable), market-level personnel expenses, repairs and maintenance, leasing costs and marketing). NOI excludes: interest expense; depreciation and amortization; general and administrative expense; property management expense; impairment and other; acquisition costs; (gain) loss on sale of property; and interest income and other miscellaneous income and expenses.

We consider NOI to be a meaningful supplemental financial measure of our performance when considered with the financial statements determined in accordance with GAAP. We believe NOI is helpful to investors in understanding the core performance of our real estate operations. The GAAP measure most directly comparable to NOI is net income or loss. NOI is not used as a measure of liquidity and should not be considered as an alternative to net income or loss or any other measure of financial performance presented in accordance with GAAP. Our NOI may not be comparable to the NOI of other companies due to the fact that not all companies use the same definition of NOI. Accordingly, there can be no assurance that our basis for computing this non-GAAP measure is comparable with that of other companies.

We believe that Same Store NOI is also a meaningful supplemental measure of our operating performance for the same reasons as NOI and is further helpful to investors as it provides a more consistent measurement of our performance across reporting periods by reflecting NOI for homes in our Same Store portfolio.

The following table presents a reconciliation of net loss to NOI for our total portfolio and NOI for our Same Store portfolio as determined in accordance with GAAP on a historical basis for each of the periods indicated:

	Nine Months Ended September 30,		Year Ended December 31,
	2016	2015	2015	2014
($ in thousands)	(unaudited)
Net loss	$(51,590)	$(121,666)	$(160,208)	$(269,861)
Interest expense	209,165	204,130	273,736	235,812
Depreciation and amortization	198,261	186,448	250,239	215,808
General and administrative(1)	49,579	59,534	79,428	88,177
Property management expense(2)	22,638	31,568	39,459	62,506
Impairment and other	1,642	3,943	4,584	3,396
Acquisition costs	42	243	275	1,384
(Gain) loss on sale of property	(13,178)	(2,275)	(2,272)	235
Other(3)	983	309	2,846	607

NOI (total portfolio)	417,542	362,234	488,087	338,064

Non-Same Store NOI	(92,418)	(59,507)	(278,588)	(157,127)

NOI (Same Store portfolio)(4)	$325,124	$302,727	$209,499	$180,937

(1)	Includes $12,724 and $18,161 of noncash incentive compensation expense for the nine months ended September 30, 2016 and 2015, respectively, and $23,758 and $19,318 for the years ended December 31, 2015 and 2014, respectively.
(2)	Includes $299 and $4,106 of noncash incentive compensation expense for the nine months ended September 30, 2016 and 2015, respectively, and $4,166, and $5,017 for the years ended December 31, 2015 and 2014, respectively.
(3)	Includes interest income and other miscellaneous income and expenses.
(4)	Same Store (consisting of homes which had commenced their initial post-renovation lease prior to October 3rd of the year prior to the first year of the comparison period) homes are 36,569 for the nine months ended September 30, 2016 and 2015 and 18,762 for the years ended December 31, 2015 and 2014.

Funds from Operations, Core Funds from Operations and Adjusted Funds from Operations

FFO, Core FFO and Adjusted FFO are supplemental, non-GAAP measures often utilized to evaluate the performance of real estate companies. FFO is defined by NAREIT as net income or loss (computed in accordance with GAAP) excluding gains or losses from sales of previously depreciated real estate assets, plus depreciation, amortization and impairment of real estate assets, and adjustments for unconsolidated partnerships and joint ventures.

We believe that FFO is a meaningful supplemental measure of the operating performance of our business because historical cost accounting for real estate assets in accordance with GAAP assumes that the value of real estate assets diminishes predictably over time, as reflected through depreciation and amortization. Because real estate values have historically risen or fallen with market conditions, management considers FFO an appropriate supplemental performance measure as it excludes historical cost depreciation and amortization, impairment on depreciated real estate investments, as well as gains or losses related to sales of previously depreciated homes, from GAAP net income or loss. By excluding depreciation and amortization and gains or losses on sales of real estate, management uses FFO to measure returns on its investments in homes. However, FFO excludes depreciation and amortization and captures neither the changes in the value of the homes that result from use or market conditions nor the level of capital expenditures to maintain the operating performance of the homes, all of which have real economic effect and could materially affect our results from operations, the utility of FFO as a measure of our performance is limited.

Management also believes that FFO, combined with the required GAAP presentations, is useful to investors in providing more meaningful comparisons of the operating performance of a company’s real estate between periods or as compared to other companies. The GAAP measure most directly comparable to FFO is net income or loss. FFO is not used as a measure of our liquidity and should not be considered an alternative to net income or loss or any other measure of financial performance presented in accordance with GAAP. Our FFO may not be comparable to the FFO of other companies due to the fact that not all companies use the same definition of FFO. Accordingly, there can be no assurance that our basis for computing this non-GAAP measures is comparable with that of other companies.

We believe that Core FFO and Adjusted FFO are also meaningful supplemental measures of our operating performance for the same reasons as FFO and are further helpful to investors as they provide a more consistent measurement of our performance across reporting periods by removing the impact of certain items that are not comparable from period to period. We define Core FFO as FFO adjusted for amortization of deferred financing costs and discounts related to our financing arrangements, expenses related to this offering, noncash incentive compensation expense, severance expenses and acquisition costs, as applicable. We define Adjusted FFO as Core FFO less recurring capital expenditures that are necessary to help preserve the value of and maintain functionality of our homes. The GAAP measure most directly comparable to Core FFO and Adjusted FFO is net income or loss. Core FFO and Adjusted FFO are not used as measures of our liquidity and should not be considered alternatives to net income or loss or any other measure of financial performance presented in accordance with GAAP. Our Core FFO may not be comparable to the Core FFO and Adjusted FFO of other companies due to the fact that not all companies use the same definition of Core FFO and Adjusted FFO. Accordingly, there can be no assurance that our basis for computing this non-GAAP measures is comparable with that of other companies.

The following table presents a reconciliation of net loss to FFO, Core FFO and Adjusted FFO as determined in accordance with GAAP on a historical basis for each of the periods indicated:

	Nine Months Ended September 30,		Year Ended December 31,
	2016	2015	2015	2014
($ in thousands)	(unaudited)
Net loss	$(51,590)	$(121,666)	$(160,208)	$(269,861)
Add (deduct) adjustments from net loss to derive FFO:
Depreciation and amortization on real estate assets	194,630	183,167	245,666	212,434
Impairment on depreciated real estate investments	1,595	1,448	1,448	423
(Gain) loss on sale of previously depreciated investments in real estate	(13,178)	(2,275)	(2,272)	235

FFO	131,457	60,674	84,634	(56,769)

Noncash interest expense related to amortization of deferred financing costs and mortgage loan discounts	41,481	52,737	69,849	64,566
Noncash incentive compensation expense(1)	13,023	22,267	27,924	24,335
Offering related expenses	4,081	—	—	—
Severance expense	2,285	6,536	7,547	15,558
Acquisition costs	42	243	275	1,384

Core FFO	192,369	142,457	190,229	49,074

Recurring capital expenditures	(35,454)	(40,065)	(49,773)	(56,952)

Adjusted FFO	$156,915	$102,392	$140,456	$(7,878)

(1)	For the nine months ended September 30, 2016 and 2015, $12,724 and $18,161 was recorded in general and administrative expense, respectively, and $299 and $4,106 was recorded in property management expense, respectively. For the years ended December 31, 2015 and 2014, $23,758 and $19,318 was recorded in general and administrative expense, respectively, and $4,166 and $5,017 was recorded in property management expense, respectively.

Quantitative and Qualitative Disclosures about Market Risk

Our future income, cash flows, and fair values relevant to financial instruments are dependent upon prevalent market interest rates. Market risk refers to the risk of loss from adverse changes in interest rates, seasonality, market prices, commodity prices, and inflation. The primary market risks to which we are exposed are interest rate risk and seasonality. We may in the future use derivative financial instruments to manage, or hedge, interest rate risks related to any borrowings we may have. We may enter into such contracts only with major financial institutions based on their credit ratings and other factors.

Interest Rate Risk

A primary market risk to which we believe we are exposed is interest rate risk, which may result from many factors, including government monetary and tax policies, domestic and international economic and political considerations, and other factors that are beyond our control. We may incur additional variable rate debt in the future, including additional amounts that we may borrow under our credit facilities. In addition, decreases in interest rates may lead to additional competition for the acquisition of single-family homes, which may lead to future acquisitions being more costly and resulting in lower yields on single-family homes targeted for acquisition. Significant increases in interest rates may also have an adverse impact on our earnings if we are unable to acquire single-family homes with rental rates high enough to offset the increase in interest rates on our borrowings.

As of December 31, 2015 and 2014, the total outstanding balance of our variable-rate debt was comprised of borrowings on our credit facilities of $2,355.9 million and $3,409.4 million, respectively, our mortgage loans of $5,305.9 million and $2,947.3 million, respectively, and our warehouse loans from our Sponsor of $114.0 million and $270.7 million, respectively. Total outstanding variable-rate debt increased 17.3% from December 31, 2014 to December 31, 2015. All borrowings under our credit facilities and warehouse loans bear interest at LIBOR plus a spread, while borrowings under our mortgage loans bear interest at LIBOR plus the applicable spread. Assuming no change in the outstanding balance of our existing variable rate debt, the following table illustrates the projected effect of a 100 basis point increase or decrease in the LIBOR rate on our annual interest expense as of December 31, 2015 and 2014:

	Change in Interest Expense
($ in thousands)	As of December 31, 2015	As of December 31, 2014
Rate increase of 1%(1)	$77,759	$62,913
Rate decrease of 1%(2)	$(28,473)	$(4,684)

(1)	Calculation of additional projected annual interest expense as a result of a 100 basis point increase considers the potential impact of our interest rate cap agreements as of December 31, 2015.
(2)	Calculation of projected decrease in annual interest expense as a result of a 100 basis point decrease is reflective of any LIBOR floors or minimum interest rates stated in the agreements of the respective borrowings.

This analysis does not consider the effects of the reduced level of overall economic activity that could exist in such an environment. Further, in the event of a change of such magnitude, we may consider taking actions to further mitigate our exposure to the change. However, because of the uncertainty of the specific actions that would be taken and their possible effects, the sensitivity analysis assumes no changes in our capital structure.

Seasonality

Our business and related operating results have been, and we believe that they will continue to be, impacted by seasonal factors throughout the year. In particular, we have experienced higher levels of resident move-outs during the summer months, which impacts both our rental revenues and related turnover costs. Further, our property operating costs are seasonally impacted in certain markets by increases in expenses such as HVAC repairs, costs to re-resident, and landscaping expenses during the summer season.

INDUSTRY OVERVIEW

Unless otherwise indicated, all information in this Industry Overview section is derived from a market study prepared for us in connection with the offering as of November 23, 2016 by John Burns Real Estate Consulting, LLC, or JBREC, a real estate consulting firm and the projections and beliefs of JBREC stated herein are as of that date. You should read the following discussion together with the information under the caption “Risk Factors.”

Residential Industry Overview

Residential housing is the largest real estate asset class in the United States, with 121 million total housing units and a total value of more than $22.0 trillion, according to the Federal Reserve Flow of Funds report for the second quarter of 2016. The single-family rental market has grown in recent years as the homeownership rate has declined following the global financial crisis. The number of single-family rental units increased 35% from 11.7 million as of September 30, 2006 to 15.8 million as of September 30, 2016 as the homeownership rate fell from a high of 69.2% as of December 31, 2004 to 63.5% as of September 30, 2016.

Prior to 2012, the single-family rental sector primarily consisted of smaller, non-institutional owners and managers, but larger institutional investors and managers have emerged in recent years. Despite this growth, it is estimated that institutional owners only represent approximately 207,000 units or 1% of all single-family rental units. Operating metrics for institutionally managed single-family rentals are most comparable to traditional multifamily properties as single-family rental properties exhibit similar occupancy levels to multifamily properties with lower turnover rates. In addition, the single-family housing market is the most liquid real estate asset class in the United States, with an average of 5.3 million sales of existing homes per year from 2000-2015.

U.S. Housing Inventory

Sources: US Census Bureau, Rent Range, John Burns Real Estate Consulting, LLC.

Note: Single-family rentals include detached, attached, and condominium units. Percentages are rounded.

U.S. Homeownership Rate and Single-Family Rental Households

Sources: Homeownership Rate: US Census Bureau (Data: 3Q16); Single-Family Rentals: John Burns Real Estate. Consulting, LLC estimates using Census data; (Data: 3Q16).

Supply: Historically Low and Favorable Conditions Are Expected to Continue

New housing permits (single and multifamily) for the United States in 2016 are expected to total 1.0% of existing households or 1.19 million units, compared to an average of 1.3% of households annually from 1980-2015, a 27% decline. This quantity of new permits is 21% below the 1.5 million new units demanded from the combination of 1.15 million new households formed and 354,000 housing units becoming obsolete.

Low supply conditions in the United States have persisted since the start of the housing crisis in 2007, with an average of 0.8% permits added per year over that time, 43% below the 1980-2015 average. This decline in supply has been even more pronounced in Invitation Homes’ markets: new housing permits for 2016 and 2007-2015 were 43% below and 60% below the 1980-2015 averages, respectively.

Sources: U.S. Census Bureau; John Burns Real Estate Consulting, LLC (Data: Sep-2016).

This decline in supply has primarily been caused by factors such as limited debt and equity capital available for new construction, rising costs of land, labor and materials, and increased costs for developers as a result of additional requirements to invest in local infrastructure. These trends have caused homebuilders to focus on larger, higher-end homes, which are more profitable to build. This has resulted in a decreased supply of new entry-level housing, which is the most likely alternative for single-family rental residents. Notably, the share of new homes 1,800 square feet or smaller (the typical size of entry-level homes) has fallen from 34% on average in 1999-2004 (prior to the housing downturn) to 21% in 2015, a nearly 40% decline.

JBREC believes that the typical single-family rental resident prefers single-family homes over apartments due to lifestyle differences (e.g., families with children, space requirements, private outdoor areas, and quality of schools). Single-family construction activity is expected to remain low over the near and intermediate term. When combined with forecast demand growth, this limited new supply should drive increased occupancy and rental rates for single-family rental homes.

The level of existing homes for sale also remains historically low, with the current months of supply of existing homes for sale 35% below the average from 1983 through 2015 and close to record low levels.

U.S. Existing Homes for Sale: Months of Supply

Sources: National Association of Realtors; John Burns Real Estate Consulting, LLC (Data: Sep-2016).

Note: Long-term average represents 1983-2015 average.

Demand: Steady Job Growth and Household Formations Supported by Strong Demographic Trends

Job growth has continuously improved since 2011 and household formation is accelerating. Thirteen million total new jobs have been added since that time, or 2.6 million jobs per year on average through 2015 (1.8% annual job growth). According to JBREC forecasts, growth is expected to total approximately 2.6 million jobs again in 2016.

U.S. Employment Annual Growth Rates

Sources: Bureau of Labor Statistics, John Burns Real Estate Consulting, LLC forecasts (Data: Oct-2016).

With the economy adding jobs, JBREC forecasts that an estimated 4.8 million net new households will be formed from 2017 to 2020, or 1.2 million annually. This pace is similar to that experienced in other post-recessionary periods. The majority of these new households are expected to be renter households, which would increase single-family rental demand. JBREC also expects favorable demographics will contribute to this future household growth. Due to demographic shifts, the 35-44 aged cohort (a primary driver of household formation) is forecasted to increase by 5.4 million people from 2015-2025. This cohort’s rentership rate has increased from 31% to 42% over the past decade.

The severe decline in home prices during the 2007-2012 housing crisis and the wave of foreclosures that followed was the initial driver of the decline in the homeownership rate from 69.2% as of December 31, 2004 to 63.5% as of September 30, 2016, but a number of other factors have also contributed to the decline in the homeownership rate and these trends are expected to continue. The propensity to rent has increased for every age group amidst a delaying of major life events, increasing student loan burdens, and reduced availability of mortgage credit. Some simply prefer to rent due to the optionality and flexibility it offers. Consequently, the national rentership rate, which is the inverse of the homeownership rate, reached 37% in the third quarter of 2016, a level not seen since 1973. The rentership rate is forecast by JBREC to continue to climb through 2025.

While the United States as a whole is expected to continue to experience strong job and household growth, trends in Invitation Homes’ markets have been more favorable than the U.S. average and this outperformance is expected to continue. Job growth in Invitation Homes’ markets from 2011-2015 averaged 2.8% annually compared to the U.S. average of 1.8%, while household growth in Invitation Homes’ markets over that time averaged 1.2% annually compared to 0.6% for the United States on average. In 2016, forecasted job growth in Invitation Homes’ markets is expected to be 2.5% versus 1.9% in the United States overall. JBREC expects Invitation Homes’ markets to maintain stronger growth over 2016-2018, with Invitation Homes’ markets forecast to experience 60% and 86% higher job and household growth, respectively, than the U.S. average. Household growth in the United States and Invitation Homes’ markets is expected to outpace job growth due to pent up household demand from the prior recession period and the large number of millennials advancing into household-forming age. Superior growth fundamentals in Invitation Homes’ markets have contributed to new lease net effective rental rate growth of 6.2% for the nine months ended September 30, 2016 based on data provided by Invitation Homes on its portfolio, compared to 4.1% for the United States on average over the same time period. For the three months ended September 30, 2016, Invitation Homes generated 6.5% new lease rental rate growth compared to the U.S. average of 3.9%.

Historical and Forecast Job and Household Growth (Invitation Homes Markets vs. U.S. Average)

Source: US Census Bureau, Bureau of Economic Analysis, Forecasts: John Burns Real Estate Consulting, LLC.

Rising Interest Rates May Increase Single-Family Rental Demand

If interest rates continue to rise and push mortgage rates higher, potential home buyers may be impacted by rising homeownership costs and may instead choose to rent.

The health of the economy has historically had a greater impact on home values than changes in mortgage rates. The demand created by a growing economy (increased jobs, income growth, and increased consumer confidence) has historically offset the increased cost of housing caused by rising mortgage rates. Importantly, while rising interest rates increase the cost of homeownership, rising rates have not historically been linked to falling home prices, especially during periods of economic growth and wage growth.

Home Prices Remain Below Prior Cycle High with Price Appreciation Expected to Continue

Home prices in the United States are still 2% below 2007 pricing levels as measured by the Case Shiller Index, while multifamily property prices are 38% above 2007 levels based on the Green Street Advisors Apartment Commercial Property Price Index. Home price appreciation remains steady at 5.3% growth year-over-year for the United States on average as of August 2016, while home prices in Invitation Homes’ markets grew at 6.3% on average for the same period and remain 13% below 2007 pricing levels. Due to continued favorable housing fundamentals, JBREC expects home price appreciation to continue over the near term.

Historical U.S. Multifamily and Single-Family Home Price Indices

Source: Green Street Advisors – Commercial Property Outlook (August 2016) and Case Shiller.

Fundamentals in Invitation Homes’ Markets

The below tables provide primary supply and demand characteristics, along with home price appreciation, in each of the Invitation Homes’ markets. Invitation Homes’ markets on average are forecast by JBREC to experience more favorable housing supply and demand fundamentals as compared to the United States on average for the 2016-2018 period, including:

•	2016-2018 forecast household growth of 1.8% annually vs. U.S. average of 1.0% annually

•	2016-2018 forecast employment growth of 1.6% annually vs. U.S. average of 1.0% annually

	Demand				Home Price Appreciation
	Employment Growth		Household Growth		‘11-‘15 % CAGR	Aug-16 YoY	Current % vs. Prior Cycle High
Market	‘11-‘15 % CAGR	‘16F-‘18F % CAGR	‘11-‘15 % CAGR	‘16F-‘18F % CAGR
Southern California	2.5%	1.4%	0.6%	1.0%	10.7%	5.5%	(9.9%)
Northern California	2.5%	1.5%	0.9%	1.6%	11.9%	7.3%	(18.4%)
Seattle	2.9%	1.6%	1.6%	1.7%	9.3%	11.3%	8.0%
Phoenix	2.7%	2.0%	1.7%	2.6%	11.7%	5.3%	(22.0%)
Las Vegas	3.2%	1.9%	1.6%	2.9%	12.5%	6.2%	(32.6%)

Western United States Subtotal	2.7%	1.6%	1.1%	1.7%	10.9%	7.1%	(11.4%)

South Florida	2.9%	1.3%	1.1%	1.9%	10.6%	6.8%	(19.7%)
Tampa	2.7%	2.0%	1.1%	1.9%	8.8%	7.4%	(22.0%)
Orlando	3.6%	2.7%	2.1%	2.9%	9.6%	5.5%	(28.2%)
Jacksonville	2.5%	1.9%	1.4%	2.3%	6.8%	5.3%	(17.9%)

Florida Subtotal	2.9%	1.8%	1.3%	2.1%	9.5%	6.6%	(21.8%)

Atlanta	2.8%	1.6%	1.3%	2.1%	7.4%	5.1%	1.5%
Charlotte	3.1%	1.6%	1.6%	2.3%	5.3%	5.4%	5.9%

Southeast United States Subtotal	2.9%	1.6%	1.4%	2.1%	6.8%	5.2%	2.8%

Chicago	1.7%	1.0%	0.0%	0.3%	4.7%	4.0%	(15.5%)
Minneapolis	1.9%	1.0%	0.8%	1.1%	6.0%	5.1%	(5.7%)

Midwest United States Subtotal	1.7%	1.0%	0.2%	0.5%	5.0%	4.3%	(12.9%)

Invitation Homes Average(1)	2.8%	1.6%	1.2%	1.8%	9.1%	6.3%	(12.7%)
United States Average	1.8%	1.0%	0.6%	1.0%	6.7%	5.3%	(1.6%)

(1)	Calculated based on the percentage of revenue contribution by each of the Invitation Homes markets for the twelve months ended September 30, 2016.

	Supply (Permits)
	Total Housing Permits % of Households
Market	‘80-‘15 Average	Current Sep-16	Current vs. ‘80-‘15 Avg.	‘16F-‘18F Avg.
Southern California	1.2%	0.7%	(44.0%)	0.7%
Northern California	2.0%	0.8%	(59.6%)	0.9%
Seattle	1.9%	1.7%	(10.2%)	1.5%
Phoenix	3.3%	1.6%	(52.0%)	1.6%
Las Vegas	4.8%	1.7%	(65.2%)	1.8%

Western United States Subtotal	2.1%	1.2%	(45.3%)	1.2%

South Florida	2.0%	0.9%	(54.5%)	0.8%
Tampa	2.1%	1.4%	(35.4%)	1.4%
Orlando	3.7%	2.5%	(31.8%)	2.4%
Jacksonville	2.6%	1.9%	(26.2%)	1.9%

Florida Subtotal	2.4%	1.5%	(39.8%)	1.4%

Atlanta	3.1%	1.7%	(45.7%)	1.7%
Charlotte	2.6%	2.2%	(18.7%)	2.0%

Southeast United States Subtotal	3.0%	1.8%	(38.6%)	1.8%

Chicago	0.9%	0.5%	(40.9%)	0.5%
Minneapolis	1.7%	0.9%	(47.2%)	0.9%

Midwest United States Subtotal	1.1%	0.6%	(43.4%)	0.6%

Invitation Homes Average(1)	2.3%	1.3%	(42.6%)	1.3%
United States Average	1.3%	1.0%	(27.2%)	1.0%

(1)	Calculated based on the percentage of revenue contribution by each of the Invitation Homes markets for the twelve months ended September 30, 2016.

BUSINESS

We are a leading owner and operator of single-family homes for lease in the United States. Our portfolio of nearly 50,000 high quality homes is wholly owned and is concentrated in attractive in-fill submarkets of major MSAs. We have selected locations with strong demand drivers, high barriers to entry and high rent-growth potential. We are highly concentrated in the Western United States and Florida, with 72% of our revenues generated in those regions and 54% of revenues coming from California and Florida alone during the three months ended September 30, 2016. Through disciplined market and asset selection, we designed our portfolio to capture the operating benefits of local density as well as economies of scale that we believe cannot be readily replicated. Since our founding in 2012, we have built a proven, vertically integrated operating platform that allows us to effectively and efficiently acquire, renovate, lease, maintain and manage our homes. We believe that the investments we make, and the high standard to which we renovate our homes, improve our local communities both by offering residents choice and access to a superior quality of living and by driving local employment. Our world-class portfolio and differentiated, vertically integrated platform have enabled us to achieve strong operating results and we believe create significant opportunities for future growth.

We invest in markets that we expect will exhibit lower new supply, stronger job and household formation growth and superior NOI growth relative to the broader U.S. housing and rental market. Within our 13 markets, we target attractive neighborhoods in in-fill locations with multiple demand generators, such as proximity to major employment centers, desirable schools and transportation corridors. More than 95% of our revenue for the three months ended September 30, 2016 was earned in markets where we have at least 2,000 homes, driving significant operational efficiency. Our homes average approximately 1,850 square feet with three bedrooms and two bathrooms and an average monthly rent of $1,623 for the three months ended September 30, 2016, appealing to a resident base that we believe is less transitory than the typical multifamily resident. We have made approximately $1.2 billion of upfront renovation investment in the homes in our portfolio, representing approximately $25,000 per home, in order to address capital needs, reduce ongoing maintenance costs and drive resident demand. As a result, our portfolio benefits from high occupancy and low turnover rates, and we are well positioned to drive strong rent growth, attractive margins and predictable cash flows.

Through our disciplined operating and investment expertise, we:

•	generated $905 million in total revenues for the twelve months ended September 30, 2016;

•	increased net effective rental rates on leases signed in the quarter ended September 30, 2016 by 6.1% over the prior lease rates;

•	achieved average occupancy of 96.1% for our 36,569 home Same Store portfolio (consisting of homes which had commenced their initial post-renovation lease prior to October 3, 2014) for the nine months ended September 30, 2016;

•	grew total revenues for our Same Store portfolio by 5.0% for the nine months ended September 30, 2016 as compared to the nine months ended September 30, 2015;

•	grew NOI for our Same Store portfolio by 7.4% for the nine months ended September 30, 2016 as compared to the nine months ended September 30, 2015; and

•	experienced home price appreciation of 6.3% in our markets for the twelve months ended August 31, 2016 (weighted by revenue contribution) based on the August 2016 Case Shiller Index, outpacing growth in the broader U.S. market by 18%.

We believe we are well positioned to achieve organic growth through a combination of rent increases driven by strong market fundamentals (including demographic shifts), new ancillary revenue opportunities and increasing operational efficiencies. We continue to identify and implement new opportunities to drive revenue in the near and longer term by applying proven approaches of multifamily rental providers. We also see opportunities to expand margins by centralizing additional support and administrative functions and continuing to optimize our platform. In addition, we intend to capitalize on a highly fragmented market by utilizing our proven acquisition capability and flexible balance sheet to make attractive investments.

Our Portfolio

The following tables provide summary information regarding our total and Same Store portfolios (consisting of homes which had commenced their initial post-renovation lease prior to October 3, 2014) as of and for the periods indicated.

Market	Number of Homes(1)	Average Occupancy(2)	Average In-Place Monthly Rent(3)	Average Monthly Rent PSF(3)	% of Revenue(4)
Western United States
Southern California	4,633	94.8%	$2,148	$1.27	12.4%
Northern California	2,892	96.4%	1,680	1.07	6.7%
Seattle	3,177	94.2%	1,847	0.97	7.9%
Phoenix	5,636	95.0%	1,112	0.71	8.2%
Las Vegas	940	95.2%	1,417	0.74	1.8%

Western United States Subtotal	17,278	95.1%	1,638	0.97	37.0%

Florida
South Florida	5,588	94.9%	2,118	1.10	14.7%
Tampa	4,997	94.9%	1,540	0.79	9.8%
Orlando	3,734	95.1%	1,465	0.76	7.0%
Jacksonville	2,018	94.8%	1,536	0.77	3.9%

Florida Subtotal	16,337	94.9%	1,719	0.89	35.4%

Southeast United States
Atlanta	7,537	94.0%	1,336	0.65	12.5%
Charlotte	3,123	94.4%	1,348	0.68	5.3%

Southeast United States Subtotal	10,660	94.2%	1,339	0.66	17.8%

Midwest United States
Chicago	2,973	92.3%	1,997	1.18	7.2%
Minneapolis	1,183	94.0%	1,734	0.87	2.6%

Midwest United States Subtotal	4,156	92.8%	1,922	1.08	9.8%

Total / Average	48,431	94.6%	$1,623	$0.88	100.0%

Same Store Portfolio Total / Average	36,569	96.1%	$1,623	$0.87	76.5%

(1)	As of September 30, 2016.
(2)	Represents average occupancy for the nine months ended September 30, 2016.
(3)	Represents average rent for the three months ended September 30, 2016.
(4)	Represents the percentage of revenue generated in each market for the three months ended September 30, 2016.

Market	Number of Same Store Homes (1)	Same Store Total Revenue (2)	Same Store Total Expense (2)	Same Store Total NOI (2)	Same Store Core NOI Margin (2)
Western United States
Southern California	3,614	$67,372	$21,363	$46,009	68.4%
Northern California	2,167	34,416	12,408	22,008	69.1%
Seattle	2,002	35,329	13,567	21,762	66.0%
Phoenix	4,151	43,582	12,826	30,756	70.6%
Las Vegas	843	10,867	3,328	7,539	70.6%

Western United States Subtotal	12,777	191,566	63,492	128,074	68.8%

Florida
South Florida	3,648	68,884	32,530	36,354	52.8%
Tampa	3,933	54,108	23,625	30,483	56.4%
Orlando	3,116	40,591	16,933	23,658	58.3%
Jacksonville	1,624	22,476	9,073	13,403	59.7%

Florida Subtotal	12,321	186,059	82,161	103,898	55.9%

Southeast United States
Atlanta	5,766	68,733	25,137	43,596	63.5%
Charlotte	2,315	27,467	9,418	18,049	65.7%

Southeast United States Subtotal	8,081	96,200	34,555	61,645	64.1%

Midwest United States
Chicago	2,344	39,831	18,815	21,016	52.9%
Minneapolis	1,046	16,346	5,855	10,491	66.5%

Midwest United States Subtotal	3,390	56,177	24,670	31,507	56.8%

Same Store Portfolio Total	36,569	$530,002	$204,878	$325,124	62.1%

(1)	As of September 30, 2016.
(2)	For the nine months ended September 30, 2016.

				Average Net Effective Rental Rate Growth (4)
Market	Average Occupancy (1)	Average In-Place Monthly Rent (2)	Annualized Turnover Rate (3)	New Leases	Renewal Leases	Blended
Western United States
Southern California	96.4%	$2,132	32.1%	7.7%	7.1%	7.4%
Northern California	97.4%	1,668	32.3%	9.3%	7.2%	8.0%
Seattle	96.4%	1,858	38.7%	9.7%	7.5%	8.4%
Phoenix	96.9%	1,132	37.3%	10.2%	6.0%	7.6%
Las Vegas	96.0%	1,427	35.6%	4.9%	4.4%	4.6%
Western United States Subtotal	96.7%	1,638	35.1%	8.8%	6.8%	7.5%
Florida
South Florida	95.7%	2,167	36.0%	5.2%	4.5%	4.7%
Tampa	96.1%	1,548	39.4%	5.5%	4.5%	4.9%
Orlando	96.6%	1,454	40.3%	5.9%	4.8%	5.3%
Jacksonville	95.4%	1,563	42.3%	4.1%	3.7%	3.9%
Florida Subtotal	96.0%	1,708	39.0%	5.3%	4.5%	4.8%
Southeast United States
Atlanta	96.4%	1,353	36.2%	5.7%	5.4%	5.5%
Charlotte	95.7%	1,343	38.9%	5.4%	5.0%	5.2%
Southeast United States Subtotal	96.2%	1,350	37.0%	5.6%	5.3%	5.4%
Midwest United States
Chicago	93.2%	1,995	39.7%	1.7%	5.0%	3.7%
Minneapolis	94.6%	1,748	39.3%	3.5%	5.7%	4.7%
Midwest United States Subtotal	93.6%	1,918	39.6%	2.2%	5.2%	4.0%
Same Store Portfolio Total / Average	96.1%	$1,623	37.2%	6.1%	5.5%	5.7%

(1)	Represents average occupancy for the nine months ended September 30, 2016.
(2)	Represents average rent for the three months ended September 30, 2016.
(3)	Represents annualized turnover rate for the nine months ended September 30, 2016.
(4)	Represents average net effective rental rate growth for the nine months ended September 30, 2016.

Our Platform

Our vertically integrated, scalable platform allows greater influence over the experience of our residents while enabling us to better control operating costs and continuously share best practices across functional areas of the business. Our differentiated platform is built upon:

•	Resident-centric focus. Our high-touch business model enables us to continuously solicit and integrate resident feedback into our operations and tailor our approach to address their preferences, providing a superior living experience and fostering customer loyalty. We believe this, in turn, drives rent growth, occupancy and low turnover rates and will enable us to develop significant brand equity in the longer term.

•	Local presence and expertise. We employ a differentiated “Community Model” whereby in-market managers oversee the operations of local leasing management, property management and maintenance teams, enabling us to provide outstanding resident service, leverage local expertise in managing rental, occupancy rates and turnover rates, and improve cost and oversight over renovations and ongoing maintenance. As a result of our concentrated footprint within our markets, our regional managers and in-market teams are able to realize local-operator advantages, while still benefiting from significant economies of scale.

•	Scalable, centralized infrastructure. We support local market operations with national strategy, infrastructure and standards to drive efficiency, consistency and cost savings. We utilize our extensive scale to ensure the consistent quality of our resident experience and maximize cost efficiencies and purchasing power. On a national level we are also able to standardize resident leases, employ a consistent approach to resident screening and leasing operations, and utilize dynamic, rules-based pricing tools informed by local market conditions.

Our approach to asset management similarly combines local presence and expertise with national oversight. Our investment and asset management teams are located in-market and apply their local market knowledge within the framework of a proprietary and consistent underwriting methodology. Through the integration of investment management and property management functions, our platform enables our asset management teams to incorporate real time information regarding leasing activity, property operations, maintenance and capital spending into asset selection. We believe the advantages of our integrated acquisition platform and local market expertise have driven the quality of our existing portfolio of 48,431 homes as of September 30, 2016, over 94% of which were acquired in single-asset transactions. We believe that employing experienced, in-house acquisitions teams at the local level gives us a competitive advantage in selectively acquiring homes that will maximize risk-adjusted total return.

Our Competitive Strengths

We believe our position as a leading single-family residential owner and operator is founded on the following competitive strengths:

Large vertically integrated owner and operator with unmatched scale in attractive markets

We own and operate the largest portfolio of single-family homes for lease in the United States based on revenue. Our extensive scale enhances diversification, predictability of cash flows and cost savings. Over 95% of our portfolio, on a revenue basis for the three months ended September 30, 2016, is located in markets where we have at least 2,000 homes. This local density and scale allows us to achieve greater operational efficiency, reduce operating costs and gain superior local market knowledge. In addition, this scale increases our ability to optimize our portfolio through the selective disposition of non-core assets without impacting our ability to operate efficiently. Across markets, we leverage preferred national and local vendors to ensure consistent quality and maximize purchasing power, employ standardized resident screening practices and leases, control our leasing approach through the use of exclusive broker arrangements, and adhere to dynamic, rules-based pricing tools informed by our community presence. Our integrated, scalable platform offers in-house capability at every phase of our business, including acquisition underwriting and execution, upfront capital investment and renovation, ongoing leasing and maintenance operations, and dispositions. We believe this allows us greater ability to control and improve our residents’ experience and manage operating costs, while providing detailed market intelligence that we utilize to drive occupancy, low turnover rates and rent growth.

Quality homes located in high growth markets with low new supply

We have selected markets that we believe will experience strong population, household formation and employment growth and exhibit constrained levels of new home construction. As a result, we believe our markets have and will continue to outperform the broader U.S. housing and rental market in rent growth and home price appreciation. As measured by the August 2016 Case Shiller Index, home price appreciation in our markets was 6.3% for the twelve months ended August 31, 2016, outpacing growth in the broader U.S. market over the same period by 18%. We believe home price appreciation is a leading indicator of future rental growth. Within our markets, we have focused on highly desirable in-fill locations with multiple demand drivers, such as proximity to major employment centers, attractive schools and transportation corridors. We have largely avoided bulk portfolio acquisitions, choosing instead to construct our portfolio mainly through individual acquisitions by our local teams, who seek to identify the assets in our markets with the strongest demand and return profiles according to our rigorous underwriting criteria.

When we acquire a home, we make disciplined capital investments designed to enhance its desirability and minimize the need for ongoing maintenance. Since our inception in 2012, we have made upfront renovation investments in our portfolio totaling more than $1.2 billion, or an average of $25,000 per home. Through our disciplined market focus and differentiated approach to acquisitions and renovations, we believe we have assembled a portfolio of single-family homes for lease that cannot be readily replicated by new entrants, commands premium rents per square foot and which positions us well for future internal growth.

Proven asset management and portfolio optimization capabilities

Our portfolio was strategically assembled by in-house property acquisition teams operating locally in each of our markets with national oversight. Our acquisition teams have acquired 94% of our 48,431 homes as of September 30, 2016 in single-asset acquisitions. Today, we have a 25-member asset management team, 22 of whom operate in our local markets and source and underwrite acquisition opportunities by applying local expertise within the parameters of a disciplined and proprietary underwriting methodology. In evaluating acquisitions, we analyze 64 factors, including neighborhood desirability, proximity to employment centers, schools, transportation corridors, community amenities, construction type and the extent of ongoing capital needs, among others. We have developed an extensive network of local market relationships, which coupled with our ability to provide speed and certainty of closing to sellers, affords us enhanced access to acquisition opportunities across multiple channels, including local and national brokers, banks, contractors, homebuilders and other single-family home rental operators. The depth and breadth of our local broker networks, our deep understanding of local markets and our ability to effectively leverage technology to gather and analyze market data have enabled us to underwrite more than one million individual homes since our inception, from which we have assembled our high quality portfolio of nearly 50,000 homes.

We also maintain a sophisticated process to identify and efficiently dispose of homes that no longer fit our investment objectives. We believe we have a proven ability to maximize sales prices while reducing time to sale and selling costs by utilizing multiple distribution channels, including bulk portfolio sales, our new “Resident First Look” program, which facilitates home sales to our current residents, direct-to-market sales and MLS. As of September 30, 2016, we have sold 2,491 properties in 589 individual transactions across these channels.

Superior property management and resident-centric approach drive strong performance

We believe our Community Model, supported by national infrastructure and standards, offers residents a differentiated value proposition and provides us enhanced control and efficiency in operating our portfolio. Our

Community Model is a localized approach to property management that seeks an optimal balance between operating scale and local control and expertise. In order to monitor their satisfaction and improve service, we maintain regular contact with our residents through our in-market maintenance teams, property management personnel and resident polling. We have achieved an “A” rating with the Better Business Bureau. We believe our high resident satisfaction has driven strong occupancy and low turnover rates. For the nine months ended September 30, 2016, our Same Store portfolio (consisting of homes which had commenced their initial post-renovation lease prior to October 3, 2014) experienced 96.1% average occupancy and an annualized turnover rate of 37.2%, as compared to the average Multifamily REIT Comparison Set same store occupancy rate and same store annualized turnover rate of 96.1% and 55.2%, respectively, for the same period. In addition, by responding to maintenance requests primarily with in-house technicians, we believe we can more effectively control the cost and time of maintenance. In 2015, more than 50% of our maintenance calls were addressed with in-house technicians. To support and guide our community teams, we have developed robust national infrastructure and standards to drive consistency, efficiency and cost savings. We believe our operating platform enables us to drive NOI growth and margins in our portfolio. For the nine months ended September 30, 2016, we grew NOI of our 36,569 home Same Store portfolio by 7.4%, as compared to the nine months ended September 30, 2015.

Experienced management team leading an industry innovator

We are led by a seasoned management team with extensive residential and public company leadership experience whose interests are highly aligned with those of our stockholders. We have been a pioneer in the institutional single-family rental industry since its emergence and have taken a leadership role in its evolution. We helped develop the financing and securitization markets for the asset class by executing the first single-family rental securitized financing. In addition, we were a founding member of the National Rental Home Council, the single-family rental industry trade association, which is currently led by our President and Chief Executive Officer.

We have received a number of industry awards, including International Financing Review’s 2013 Structured Finance Deal of the Year, IMN’s 2016 Commercial Real Estate Award for “Innovation in Property Management,” and Satisfacts’ 2015 “Superior Resident Satisfaction” company award.

Our Business and Growth Strategies

Our primary objective is to offer our residents a superior living experience by combining high-quality homes with outstanding resident service, creating a differentiated value proposition whose success inures to the benefit our stockholders. We believe we can achieve our goal to create value for our residents and investors through the following business and growth strategies:

Drive revenue growth and capitalize on attractive fundamentals in our markets

We believe our markets will continue to exhibit lower new supply, stronger job and household formation growth and superior NOI growth relative to the broader U.S. housing and rental markets. We intend to capitalize on these favorable market dynamics to drive growth by optimizing rents while maintaining occupancy and growing complementary revenue streams. We believe we can outperform market rental growth by continuing to develop and implement sophisticated revenue management processes and systems to produce and analyze more insightful market intelligence. In addition, given our high-touch, resident-centric approach to property management, we believe we can offer tailored revenue-enhancing capital investment and other upgrades in exchange for rent premiums. We also continue to identify and implement complementary income opportunities, including preferred vendor and referral arrangements for the provision of various residential services, such as telephone, cable and internet service, landscaping, security systems and renters insurance.

Further expand margins by enhancing our operational efficiency

We believe we can continue to expand margins not only by capitalizing on our significant revenue growth opportunities, but also through continuing efforts to improve efficiency and reduce cost. Our extensive portfolio size and local market density create significant opportunities for us to capture additional economies of scale and operational efficiencies to drive profitability. We will seek to continue to reduce the time and cost of maintenance and resident turnover through proven initiatives, such as the optimization of pre-leasing programs, preventative maintenance and the use of more durable products like hard flooring instead of carpet. We will continue to standardize our leasing process by leveraging best practices developed from executing more than 136,500 leases since our inception. In addition, we believe we can achieve additional cost reductions while maintaining the quality and consistency of the resident experience by continuing to centralize select administrative functions, such as leasing and maintenance call centers and lease administration and procurement operations. Finally, we see opportunities for cost savings through improved property management technology, such as systems to more efficiently process maintenance requests.

Continue to grow and optimize our portfolio through disciplined acquisitions and selective dispositions

With the experience and expertise gained through over 45,000 single-asset acquisitions, we have developed and implemented an investment strategy designed to maximize risk-adjusted total return. Within markets where we see rent growth potential, we focus on in-fill locations with multiple demand drivers, such as proximity to major employment centers, attractive schools and transportation corridors. We select high quality homes with appeal for broad segments of rental demand, averaging approximately 1,850 square feet with three bedrooms and two bathrooms and an average monthly rent of $1,623 for the three months ended September 30, 2016. Leveraging our market density, relationships, local knowledge and scale, we intend to continue to execute this strategy to grow our portfolio in our markets. The single-family rental market is highly fragmented with only one percent of the approximately 15.8 million single-family rental units in the United States owned by institutional owners, according to JBREC. We believe we are well positioned to be a consolidator given our position as the largest owner of single-family homes for lease, proven capital allocation strategies and financial flexibility. Since our inception, we have also disposed of approximately 2,500 homes that did not meet our long term investment criteria, demonstrating our ability to employ multiple disposition channels to optimize our portfolio and redeploy capital into more attractive investment opportunities without relinquishing the benefits of in-market scale.

Maintain a strong and flexible capital structure to support our growth

As a publicly traded company, we believe we will have enhanced access to multiple forms of cost-efficient capital, further enhancing our ability to effectively manage our balance sheet and financial profile. Since our inception, we have built strong relationships with numerous lenders, investors and other capital providers. We believe these relationships, coupled with our demonstrated financing track record, will provide us with significant financial flexibility and capacity to fund future growth. We intend to be disciplined with our financial management and continue to enhance our financial flexibility through the ongoing reduction of our debt over time.

Our Business Activities

Since our founding in 2012, we have built a proven, vertically integrated operating platform that allows us to effectively and efficiently acquire, renovate, lease, maintain and manage our homes. Our differentiated approach, which combines a resident-centric focus, local market presence and expertise, and national strategy, infrastructure and standards, informs all areas of our operations.

Property Acquisitions

Acquisition Strategy

We have a disciplined acquisition platform that assembled our current portfolio and is capable of deploying capital across multiple acquisition channels and markets simultaneously. We selected our 13 current markets based on a robust market selection process utilizing an analysis of housing and rental market supply and demand fundamentals, macroeconomic and demographic trends and risk-adjusted total return potential. Specifically, the process we use to select our markets ranks these markets based on relative weightings of factors that include, but are not limited to, forecast population and employment growth, household formation, historical and forecast deliveries of new residential housing supply, discounts to replacement cost for single-family residential housing, size of the addressable market, volume of new and existing home sales, potential yields implied by the relationship between market rental rates and the price of single-family residential housing, forecast home price appreciation and forecast rental rate growth.

We have amassed significant scale within our 13 markets. In these markets, our acquisition strategy has been and will continue to be focused on buying, renovating and operating high quality single-family homes for lease that we believe will appeal to and attract a high quality resident base, experience robust long-term demand and benefit from capital appreciation. Our homes average approximately 1,850 square feet with three bedrooms and two bathrooms, appealing to a resident base that we believe is less transitory than the typical multifamily resident, with an average monthly rent of $1,623 for the three months ended September 30, 2016. Homes in our portfolio have a median year of construction of 1996 and an average gross book value of approximately $204,000 as of September 30, 2016. In evaluating acquisitions, we analyze 64 factors, including neighborhood desirability, proximity to employment centers, schools, transportation corridors, community amenities, construction type and required ongoing capital needs, among others.

We target submarkets and neighborhoods in undersupplied high-growth markets, and leverage our in-house acquisition and operations teams’ local market expertise to acquire homes in in-fill locations that we believe will experience above average rental rate growth and home price appreciation. Our in-house acquisition teams comprise 22 dedicated professionals located in our 13 markets and 3 professionals located at our corporate headquarters in Dallas, Texas, who provide strategic direction and overall oversight. Our acquisition teams have significant local market experience and expertise in single-family investments and sales, which enables us to target specific submarkets, neighborhoods, individual streets and homes that meet our selection and underwriting criteria. To date, we have underwritten over one million individual homes which gives us a substantial, proprietary database on which we can draw as we evaluate future acquisition opportunities in our markets. The number of homes underwritten represents the total number of acquisition opportunities that we have considered and conducted preliminary analysis of, including acquisition opportunities that were ultimately not pursued or completed. As a result of our selective and disciplined investment approach, we have analyzed and considered a far greater number of potential acquisitions than the number of homes we have actually acquired. As a result of our large existing portfolio and volume of acquisitions to date, we believe we have a high degree of visibility into rental rates and fixed and controllable operating expenses, which allows us to more accurately underwrite expected net yields of homes prior to acquisition. We also collaborate with local real estate brokers and others, and leverage these relationships to source off-market acquisition opportunities. Within our markets, our approach allows us to screen broadly and rapidly to identify potential acquisitions in highly targeted submarkets at the neighborhood and street levels. Our in-house team of acquisition professionals coordinate with our in-house renovation, maintenance and property management teams to ensure that feedback from historical acquisitions is shared across functions so that our ongoing investment activities are informed by, and benefit from, insight from prior experience. We continue to identify attractive opportunities to invest in our markets and generate strong risk-adjusted returns, and we acquired 1,860 homes during the twelve months ended September 30, 2016.

Acquisition Channels

We purchase properties through a variety of acquisition channels, including through MLS, broker sales and bulk portfolio sales, among others. To date, broker sales (primarily MLS and short sales) and auction sales have historically represented the most attractive channels to access a significant supply of quality homes at attractive prices.

While our acquisition strategy with respect to distressed acquisitions is not meaningfully driven by industry foreclosure volume nor has it been a material factor in our acquisition strategies, we note that foreclosure-related activity peaked in 2009 and has since declined. According to loan count data from the Mortgage Bankers Association, the percentage of loans with payments 90 days or more past due or in the process of foreclosure declined from a peak of 9.67% in the fourth quarter of 2009 to 2.96% in the third quarter of 2016.

For the 48,431 homes in our portfolio as of September 30, 2016, the following table sets forth the percentage of those homes acquired through various channels in the time periods outlined.

	Twelve Months Ended September 30, 2016	Nine Months Ended September 30, 2016	Nine Months Ended September 30, 2015	Year Ended December 31, 2015	Year Ended December 31, 2014
Acquisition Channel
Bulk Sale	0%	0%	7%	6%	4%
Distressed(1)	37	37	46	44	52
Non-Distressed	63	63	47	50	44

Total	100%	100%	100%	100%	100%

(1)	Includes auction, real estate owned and short sale acquisitions.

Over 94% of the homes in our portfolio have been acquired in individual transactions, although our acquisition teams also possess capabilities to underwrite a large volume of homes offered in bulk portfolio sales of single-family properties by institutions or competitors.

For the 48,431 homes in our portfolio as of September 30, 2016, the following table sets forth the number of those homes acquired through bulk acquisitions and the total number of bulk acquisitions in which those homes were acquired in the time periods outlined.

	Twelve Months Ended September 30, 2016	Nine Months Ended September 30, 2016	Nine Months Ended September 30, 2015	Year Ended December 31, 2015	Year Ended December 31, 2014
Number of Bulk Acquisitions	—	—	3	3	14
Number of Homes Acquired in Bulk Acquisitions	—	—	211	211	259

The homes acquired in such bulk acquisitions were comprised of single-family residences in our selected markets according to the criteria described above under “—Acquisition Strategy.” We are presented bulk acquisition opportunities from banks and other financial institutions, government-sponsored enterprises, other single-family rental investors, investment banks and real estate brokers.

Portfolio Optimization

We maintain a sophisticated process to identify and efficiently dispose of homes that no longer fit our investment objectives. We believe we have a proven ability to optimize sales prices while reducing time to sale and selling costs by utilizing multiple distribution channels, including bulk portfolio sales, our new “Resident

First Look” program, which facilitates home sales to our current residents, direct-to-market sales and MLS. We believe the significant local density of our portfolio, which averages over 3,725 homes per market as of September 30, 2016, allows us to selectively sell properties without sacrificing the operating efficiency of our concentrated scale. As of September 30, 2016, we have sold 2,491 homes in 589 individual transactions across these channels.

Property Renovations

We have an in-house team of dedicated personnel located in our markets who oversee our upfront property renovation process and the ongoing maintenance of our homes. This team works in collaboration with our in-house acquisitions and property management teams to maximize the total return of our upfront investment and minimize ongoing maintenance costs. To this end, our professionals evaluate: the structural needs of a property (e.g., examining roofs, HVAC systems and siding); other maintenance-reducing improvements and repairs (e.g., installing durable hard-surface flooring, removing carpet from high-traffic areas, and testing plumbing and pipes both in the home and out to the street); and the level of fit and finish required to maintain consistency with our brand standards and maximize rental demand (e.g., selecting cabinet and countertop finishes and appliances designed to improve resident demand).

In general, before a home is acquired or when an acquired home first becomes vacant, our in-house teams begin the renovation process by preparing a detailed renovation budget and scope of work based on an assessment of each property’s major systems and structural features. These include HVAC, roofs, pools, and plumbing and electrical systems. In addition, we also evaluate other features of our homes’ fit and finish, including appliances, landscaping, decks and/or patios and fixtures. During our initial assessment we also determine the potential for, and potential return on, any value-additive upgrades that may reduce future operating costs or enhance rental demand and, by extension, our ability to realize more attractive rental rates, occupancy or turnover rates.

Through local oversight by in-house personnel of the entire process of renovating our homes, we are able to drive cost efficiencies. Each property’s detailed budget and scope of work prepared by our in-house team of renovation professionals is reviewed and vetted by our in-house asset management and operations teams, and in the case of work we contract directly, presented for bid to one or more of our pre-approved vendor partners in each of our markets. In the case of work for which we rely upon general contractors, we set prices based on the scope of work involved. By establishing and enforcing best practices and quality consistency, and through a constant process of evaluating and grading our vendor partners, we believe that we are able to reduce the costs of both materials and labor. For example, we have negotiated discounts and extended warranties for products that we regularly use during the renovation process, including appliances, HVAC systems and components, carpet and flooring, and paint, among others. We are also able to reduce general contractor fees by working directly with vendors. We believe this approach results in both a larger proportion of our upfront renovation expenditures going toward actual investment in our homes as well as lower overall expenditures than if we were to outsource all elements of vendor selection and oversight to third party general contractors.

For initial Invitation Homes leases starting in the nine months ended September 30, 2016, the average time from acquisition to initial lease start was 94 days, with 56 days on average between acquisition and renovation completion, and 38 days on average between renovation completion and initial lease start. For initial Invitation Homes leases starting in the nine months ended September 30, 2015, the average time from acquisition to initial lease start was 113 days, with 60 days on average between acquisition and renovation completion, and 53 days on average between renovation completion and initial lease start.

Property Operations

Property operations encompasses the local market management and execution of marketing, leasing, resident relations, and maintenance functions. We have an in-house property operations team of 762 dedicated personnel, 717 of whom are located in our markets, responsible for our property operations functions. We have developed and employ a highly scalable, vertically integrated, resident-centric property management platform. All of our property management functions have been internally managed since our founding in 2012, and we have developed an extensive in-house property management infrastructure, including systems, dedicated in-market personnel and local offices in each of our markets. All of our in-house, local market personnel are supported by our centralized national infrastructure, which allows us to deploy best practices and standardization where appropriate. The combination of our local market presence and national infrastructure enables us to exercise greater control over our property management platform, allowing us to enhance the experience of our residents, better manage operating costs and share best practices across various functional areas of our business.

We have organized our in-house property management personnel and operating structure according to a “Community Model” whereby Vice Presidents of Operations (“VPOs”) in each of our markets are responsible for the operations of local leasing management, property management and maintenance teams. We believe our “Community Model” differentiates our approach to local market operations and enables us to provide superior, high-touch resident service, maximize the effectiveness of our in-market personnel in managing rental rates, occupancy and turnover rates, and improve our cost management and oversight over both upfront renovations and ongoing maintenance.

Illustrative “Community Model” Structure

Marketing and Leasing

Marketing and Leasing of Homes

Our in-house personnel are responsible for establishing rental rates, marketing and leasing properties and collecting and processing rent. We establish rental rates based on a dynamic, rules-based pricing tool that is informed by local market conditions, including a competitive analysis of market rents for institutional single-family rental properties, growth in single-family and multifamily market rents since a specific home’s last lease commenced, the size, fit and finish, and location of the home, the number of applications received and/or showings a property has experienced since becoming available and the number of days a home has been available on the market, as well as qualitative factors, such as neighborhood characteristics, community amenities and proximity to employment centers, desirable schools, transportation corridors and local services.

We typically begin pre-marketing properties 30 to 60 days in advance of their becoming vacant to maintain high occupancy rates and reduce vacancy losses. We advertise available properties through multiple channels, including our website, RENTCafé, internet listing services (such as Zillow, Trulia and HotPads) syndicated through RENTCafé, MLS, yard signs, social media and local brokers. We own internal brokerages to serve each state in which we operate and utilize leasing agents who work with us to lease our homes. In some markets, we also utilize a network of local real estate agents to show homes to prospective residents and offer those agents limited co-broker fees.

Prospective residents may submit an application through our website, the RENTCafé platform or in person. In order to maintain brand consistency and better track compliance with leasing requirements, we utilize a standardized online application, national lease agreement, move-in and move-out documents, resident communications and other ancillary documents. We evaluate prospective residents in a standardized manner through the use of a third party resident screening vendor partner. Our resident screening process includes obtaining appropriate identification, a thorough evaluation of credit history and household income, a review of the applicant’s rental history, and a background check for criminal activity. Although we require a minimum income to rent ratio, many additional factors are also taken into consideration during the resident evaluation process, including eviction history, criminal history and rental and other payment history. Based on the monthly incomes reported by residents who moved into our homes between January 1, 2016 and September 30, 2016, we estimate that the residents in our occupied homes as of September 30, 2016 had an average annual household income of approximately $97,000 (from an average of 2.0 incomes per household), which was approximately 4.8 times the average annual rent of their leases.

Our disciplined investment strategy and local, in-market approach have given us scale and density of homes in desirable neighborhoods, enabling us to execute demographic and geo-targeted digital advertising. We believe this will increase our likelihood of capturing and retaining qualified residents whose lifestyle and purchasing power enhance our opportunity to develop and market other programs and services.

Our designated leasing specialists strive to respond to any potential resident notifications of interest within the same day, and we are generally able to complete our application and evaluation process the same day the prospective resident submits a rental application. When renewing existing resident leases we update the lease to utilize our current standardized lease form, which may update the lease terms to include the offering of new add-on products or services (such as renters’ insurance) or notify residents of new regulations or fees (such as a monthly pet fee).

As of September 30, 2016, our Same Store portfolio of 36,569 homes (consisting of homes which had commenced their initial post-renovation lease prior to October 3, 2014) had an average lease term of 15 months and an average remaining lease term of 8 months (excluding homes on month-to-month leases).

We collect the majority of rent electronically via Automated Clearing House transfer or direct debit to a resident’s checking account via a secure resident portal on our website. An auto-pay feature is offered to facilitate rent payment. Residents’ charges and payment history are available online through our resident portal.

Resident delinquency is tracked daily through our general ledger, and late fees are assessed according to the terms of the lease (typically between the third and fifth calendar day of the month). Statutes vary by state, but late notices and notices to “pay or quit” are typically sent between the fifth and tenth calendar day of the month. Historically, our bad debt expense has been low. For the nine months ended September 30, 2016, our uncollectible rental amounts were 0.51% of our total rental revenues.

Digital Marketing Initiatives and Branding

We encourage meaningful community interaction across our digital platforms by continuously refreshing the content of our website, blog and social media accounts with articles, home maintenance advice, contests and incentives designed to enrich the lives of our residents and protect our homes. For example, we alert our residents to prepare for storms, incentivize them to pay their rent online and encourage them to submit photos of their family events and pets. We average approximately 2.4 million annual visits to our website, which generate an average of 19 million page views annually, and we have nearly 40,000 followers on social media.

Our mission statement, “Together with you, we make a house a home,” and our logo, which symbolizes our growth “from a home, to a neighborhood, to a community,” are based on a survey we conducted of more than 4,000 prospective, current and previous residents and employees. Based on that research and the experience of our associates, we seek to promote a resident-centric culture, which both understands the leasing lifestyle and actively engages with our residents and the communities in which they live. We believe our significant scale and local density, combined with our local knowledge of, and presence, in our markets, will help grow and enhance the Invitation Homes business model and brand.

Resident Relations and Property Maintenance

Our in-house personnel in each of our markets are also responsible for property repairs and maintenance and resident relations. We offer a 24/7 emergency line to handle after hours maintenance issues on an expedited basis as needed, and our residents can also contact us through our online resident portal, our call centers or our local property management office. As part of our ongoing property management process, we seek to conduct routine repairs and maintenance in a timely manner as appropriate by appointment at the resident’s convenience. We seek to utilize quality materials to minimize the recurrence of maintenance requests and maximize long-term rental income and cash flows from our portfolio.

We typically utilize our in-house maintenance personnel in each of our markets to provide ordinary course, “handyman” services, and outsource more complex or extensive repairs, such as roofing, HVAC, and plumbing and electrical work to vetted, pre-approved third party vendor partners. A majority of our maintenance calls are addressed by our in-house maintenance technicians, but in cases where we outsource more complex or extensive repairs, our in-house maintenance personnel provide oversight to ensure quality control and cost effectiveness. In addition, our in-house property management personnel conduct periodic visits to our properties to help foster positive, long-term relationships with our residents, track and report maintenance needs effectively, conduct preventative maintenance, and ensure compliance with lease terms, local laws, and HOA rules and regulations.

We have developed a number of policies and programs designed to improve the efficiency of our property maintenance practices and maximize resident satisfaction with our service model. When a new resident moves into one of our homes, our in-house personnel conduct a resident orientation, during which we revisit the terms of the lease, outline what aspects of the home’s upkeep are the resident’s responsibility, walk through all of the home’s major systems in order to familiarize the resident with their safe and proper operation and inform the resident that we will be conducting a 45-day post move-in maintenance visit. During the move-in orientation each resident is provided with a “refrigerator list” and encouraged to keep a record of any non-emergency service items noted after moving into the home. At the time of the 45-day post move-in maintenance visit, our in-house property maintenance personnel will address any service needs the resident has noted. We believe this process has a number of benefits. First, by conducting an in-person move-in orientation, we are able to ensure that residents understand their obligations under the terms of their lease, as well as how to safely and properly operate the home’s systems, reducing both the likelihood of misaligned expectations and unnecessary wear and tear on the property. Second, by scheduling a 45-day post move-in maintenance visit, we are able to address multiple service requests in a single visit, improving the resident experience by avoiding the inconvenience of multiple service appointments and improving the efficiency and productivity of our in-house property maintenance personnel. Finally, the 45-day post move-in maintenance visit allows us to more quickly identify residents who may not be adhering to the terms of their lease or may be subjecting the home to undue wear and tear and/or damages as a result of their treatment of the property.

In addition to the regularly scheduled 45-day post move-in maintenance visit described above, our in-house property maintenance personnel in each of our markets also conduct preventative maintenance visits, which are scheduled approximately every six months. During preventative maintenance visits, our in-house property maintenance personnel inspect the home’s systems, paying particular attention to potential safety hazards as well as potential causes of damage that could cause us to incur significant maintenance costs if left unaddressed. Examples of areas of focus for preventative maintenance visits include smoke and radon detectors, air filters, hot water heaters, toilet valves, under-sink plumbing and garbage disposals, among others.

We also conduct pre move-out inspections 30 to 45 days prior to every scheduled resident move-out. These inspections allow us to notify residents of any repairs they may need to undertake prior to moving out of the property, such as carpet cleaning or landscaping maintenance, in order to avoid forfeiture of part or all of their security deposit. In addition, these inspections allow our in-house property maintenance personnel to begin preparing a scope of work and budget for the turnover work we undertake between residents to prepare our homes to be re-leased to a new resident. These inspections also increase our ability to pre-market our homes.

Regardless of the purpose or timing of the visit, our in-house property maintenance personnel are required to conduct a general property condition assessment (“GPCA”) every time they visit one of our homes. The GPCA requires our in-house property maintenance personnel to assess and document interior and exterior condition, whether the resident is adhering to the terms of their lease, as well as any potential safety hazards or potential causes of damage that could cause us to incur significant maintenance costs if left unaddressed.

Corporate Responsibility

Our mission statement is, “Together with you, we make a house a home.” We recognize that the vitality of our business is directly linked to the vitality of the communities in which we operate. To date, we have invested over $1.2 billion in the upfront renovation of our properties, or an average of $25,000 per home. We believe that the investments we make and the high standards to which we renovate and maintain our homes benefit our communities, creating jobs and improving the overall quality of life for our residents and their neighbors. We believe such investments improve our relationships with local communities and HOAs and enhance our brand recognition and loyalty. By offering quality homes in attractive neighborhoods, we believe we give residents the choice to rent a home in a community that may not have otherwise been attainable.

Risk Management

We face various forms of risk in our business ranging from broad economic, housing market and interest rate risks, to more specific factors, such as credit risk related to our residents, re-leasing of properties and competition for properties. We believe that the systems and processes developed by our experienced executive team since commencing our operations allow us to monitor, manage and ultimately navigate these risks. For example, we seek to minimize bad debt expense through our robust, standardized resident screening process (which includes credit checks, evaluations of household income and criminal background checks), as well as by utilizing Automated Clearing House, which includes an auto-pay feature, to facilitate the collection of the majority of our rental payments. In addition, we track resident delinquency on a daily basis and assess any late fees promptly in accordance with the terms of our lease (typically between the third and fifth calendar day of the month).

Insurance

We maintain property, liability and corporate-level insurance coverage related to our business, including crime and fidelity, directors’ and officers’ liability and fiduciary liability, cyber liability, employment practice liability and workers’ compensation insurance. We believe the policy specifications and insured limits under our insurance program are appropriate and adequate for our business and properties given the relative risk of loss, the cost of the coverage and industry practice. However, our insurance coverage is subject to deductibles and carve-outs, and we are self-insured up to the amount of such deductibles and carve-outs. See “Risk Factors—Risks Related to Our Business and Industry—We may suffer losses that are not covered by insurance.”

Systems and Technology

Effective systems and technology are essential components of our business. We have made significant investments in our lease management, property and corporate accounting and asset management systems. These systems have been designed to be scalable to accommodate continued growth in our portfolio of single-family homes for lease. Our website is fully integrated into our resident accounting and leasing system. From our website, which is accessible from mobile devices, prospective residents can browse homes available for rent, request additional information and apply to rent a specific home. Through our online resident portal, existing residents can set up automatic payments. Our system is designed to handle the accounting requirements of residential property accounting, including accounting for security deposits and paying property-level expenses. The system also interfaces with our third party resident screening vendor partner to expedite evaluations of prospective resident rental applications. We have worked with a search engine optimization firm to ensure we place high in search engine lists and will continue to monitor our placement on search engines. In addition, sponsored key words are generally purchased in selected markets as needed.

Competition

We face competition from different sources in each of our two primary activities: acquiring properties and renting our properties. We believe our competitors in acquiring properties are individual investors, small private investment partnerships looking for one-off acquisitions of investment properties that can either be rented or restored and sold, and larger investors, including private equity funds and other REITs, that are seeking to capitalize on the same market opportunity that we have identified. Our primary competitors in acquiring portfolios include large and small private equity investors, public and private REITs and other sizeable private institutional investors. These same competitors may also compete with us for residents. Competition may increase the prices for properties that we would like to purchase, reduce the amount of rent we may charge for our properties, reduce the occupancy of our portfolio and adversely impact our ability to achieve attractive total returns. However, we believe that our acquisition platform, our extensive in-market property operations infrastructure and local expertise in our markets provide us with competitive advantages.

Regulation

General

Our properties are subject to various covenants, laws and ordinances. We believe that we are in material compliance with such covenants, laws, ordinances and rules, and we also require that our residents agree to comply with such covenants, laws, ordinances and rules in their leases with us.

Fair Housing Act

The Fair Housing Act (“FHA”) and its state law counterparts, and the regulations promulgated by the U.S. Department of Housing and Urban Development and various state agencies, prohibit discrimination in housing on the basis of race or color, national origin, religion, sex, familial status (including children under the age of 18 living with parents or legal custodians, pregnant women and people securing custody of children under the age of 18), handicap or, in some states, financial capability. We train our associates on a regular basis regarding such laws and regulations and we believe that our properties are in compliance with the FHA and other such regulations.

Homeowners’ Associations

Certain of our properties are subject to the rules of the various HOAs where such properties are located. HOA rules and regulations are commonly referred to as “covenants, conditions and restrictions,” or CC&Rs, and typically consist of various restrictions or guidelines regarding use and maintenance of the property, including, among others, noise restrictions or guidelines as to how many cars may be parked on the property.

Broker Licensure

We own internal brokerages to serve each state in which we operate, and utilize leasing agents who work with us to lease our homes. Our internal brokerages are subject to numerous federal, state and local laws and regulations that govern the licensure of real estate brokers and affiliate brokers and set forth standards for and prohibitions on the conduct of real estate brokers. Such standards and prohibitions include, among others, those relating to fiduciary and agency duties, administration of trust funds, collection of commissions, and advertising and consumer disclosures, as well as compliance with federal, state and local laws and programs for providing housing to low-income families. Under applicable state law, we generally have a duty to supervise and are responsible for the conduct of our internal brokerages.

Environmental Matters

As a current or prior owner of real estate, we are subject to various federal, state and local environmental laws, regulations and ordinances, and we could be liable to third parties as a result of environmental contamination or noncompliance at our properties, even if we no longer own such properties. We are not aware of any environmental matters that would have a material adverse effect on our financial position. See “Risk Factors—Risks Related to Our Business and Industry—Contingent or unknown liabilities could adversely affect our financial condition, cash flows and operating results.”

Legal Proceedings

We are subject to various allegations, claims and legal actions arising in the ordinary course of business. While it is impossible to determine with certainty the ultimate outcome of any of these proceedings, lawsuits and claims, management believes that adequate provisions have been made and insurance secured for all currently pending proceedings so that the ultimate outcomes will not have a material adverse effect on our financial position. We are not involved in any legal or regulatory proceedings that we expect would have a material adverse effect on our business, results of operations or financial condition.

Employees

As of September 30, 2016, we had 907 dedicated full-time personnel, which we supplement with temporary and contract resources. None of our personnel are covered by a collective bargaining agreement.

MANAGEMENT

Directors and Officers

The following table sets forth the names, ages and positions of our directors and officers at the time of the offering.

Name	Age	Position(s)
John B. Bartling Jr.	59	President, Chief Executive Officer and Director
Bryce Blair	58	Executive Chairman and Director
Nicholas C. Gould	58	Director
Jonathan D. Gray	46	Director
Robert G. Harper	38	Director
John B. Rhea	51	Director
David A. Roth	50	Director
John G. Schreiber	70	Director
William J. Stein	54	Director
Ernest M. Freedman	45	Executive Vice President and Chief Financial Officer
G. Irwin Gordon	66	Executive Vice President and Chief Revenue Officer
Bruce A. Lavine	61	Executive Vice President, Operations and Chief Operations Officer
Mark A. Solls	60	Executive Vice President and Chief Legal Officer
Dallas B. Tanner	36	Executive Vice President and Chief Investment Officer

John B. Bartling Jr. has served as our President and Chief Executive Officer and on our board of directors since November 2014. Prior to joining Invitation Homes, Mr. Bartling served as Senior Partner and as a member of the Management Committee of Ares Management LLC (“Ares”), a global alternative asset and private equity manager from September 2010 to October 2014. Prior to his role with Ares, Mr. Bartling was the Managing Partner of AllBridge Investments, LLC (“AllBridge”), a portfolio company of Ares Capital Corporation, owner of WMC Management Company, LLC (“WMC”), a privately held real estate operating company, and President and CEO of Walden Residential. Prior to WMC, Mr. Bartling served as President and CEO of Lexford Residential Trust, Inc. (“Lexford”), a publicly-held multifamily REIT and, before Lexford, Mr. Bartling served as Director of the Real Estate Products Group of Credit Suisse First Boston. Prior to Credit Suisse First Boston, Mr. Bartling served as an Executive Vice President of NHP Incorporated and also held positions at Trammell Crow Residential and Mellon Bank, NA. Mr. Bartling is the current President of the National Rental Home Council (the “NRHC”) and former Finance Chair of the National Multi Housing Council (NMHC). He served on the Board of Governors of Commercial Real Estate (CRE) Finance Council, and has served as a director for Lexford, Walden Residential, Arnold Palmer Golf Management (APGM), as well as the Chairman of the Board of Ares Commercial Real Estate. Mr. Bartling has also served on philanthropic boards, including the Children’s Hospital Research for Ohio State University, and the Harvard Joint Center for Housing Studies: Leadership Forum on Pension Fund and Endowment Investments in Domestic Emerging Markets.

Bryce Blair has served on our board of directors since September 2013 and as Executive Chairman thereof since November 2014. Mr. Blair also serves on the board of Pulte Homes, one of the largest home builders in the U.S., where he chairs the Finance and Investment Committee. Additionally, he serves on the board of Regency Centers, one of the largest owners of shopping centers in the U.S., where he chairs the Nominating and Governance Committee. Mr. Blair also serves on the Advisory Board of the MIT Center for Real Estate, the Advisory Board of the Boston College Center for Real Estate and Urban Action and the Advisory Board of Home Start, a non-profit focused on ending homelessness in the greater Boston area. Mr. Blair is the former Chairman and CEO of AvalonBay Communities, a REIT focused on the development, acquisition and management of multifamily apartments throughout the United States, where he served as Chief Executive Officer from 2001 to 2012 and Chairman from 2002 through 2013. Prior to his role as Chief Executive Officer and Chairman, he had previously served as President, Chief Operating Officer, Chief Investment Officer and Senior Vice President of Development, Acquisitions and Construction. He has overseen the development, construction, acquisition and management of over $15 billion of multifamily assets. Prior to the formation of Avalon Properties in 1993, Mr. Blair was a Partner with Trammell Crow Residential. Mr. Blair also previously served as a Senior Advisor to McKinsey and Co. and previously served as a part time faculty member at Boston College. Mr. Blair is the past chairman of NAREIT, where he also served on the Executive Committee and on the Board of Governors. He is a past member of the Urban Land Institute (ULI), where he served as a Trustee and was past chairman of the Multi-Family Council. Mr. Blair is a past member of the Young Presidents Organization (YPO) and a former member of the World Presidents Organization (WPO).

Nicholas C. Gould has served on our board of directors since October 2012. Mr. Gould was a founding member of our business. He served as Chief Executive Officer of Invitation Homes from October 2012 to November 2014. Mr. Gould has over thirty years’ experience in residential real estate investment in both the United States and United Kingdom, building and investing in large institutional platforms. For over twenty years he has been the owner and executive chairman of Regis Group Plc, one of the largest private owners of residential freehold properties in the United Kingdom. He served as founder and joint chairman of Riverstone Residential Group from June 2006 to May 2014, growing it to the second largest third party multifamily manager in the United States, with over 170,000 units under management. In May 2014 he led its successful merger with Greystar, creating the largest third party multifamily manager in the United States. He is and remains the founder of R4 Capital, a major LIHTC (Low Income Housing Tax-Credit) syndication business headquartered in New York, which has deployed over $1 billion of equity since its launch. Mr. Gould is also the Chairman and founder of B2R Finance, a Blackstone-owned business that provides real estate loans for investors in the United States.

Jonathan D. Gray has served on our board of directors since October 2012. Mr. Gray has served as global head of real estate for Blackstone since January 2012 and as a member of the board of directors of Blackstone since February 2012. He also sits on Blackstone’s management committee. Prior to being named global head of real estate at Blackstone, Mr. Gray served as a senior managing director and co-head of real estate from January 2005 to December 2011. Since joining Blackstone in 1992, Mr. Gray has helped build the largest private equity real estate platform in the world with nearly $102 billion in investor capital under management as of September 30, 2016. He currently serves as chairman of the board and a director of Hilton Worldwide Holdings Inc., and as a board member of Brixmor Property Group Inc., Nevada Property 1 LLC (The Cosmopolitan of Las Vegas) and Trinity School and is Chairman of the Board of Harlem Village Academies. Mr. Gray and his wife, Mindy, have established the Basser Research Center at the University of Pennsylvania School of Medicine, which focuses on the prevention and treatment of certain genetically caused breast and ovarian cancers.

Robert G. Harper is expected to join our board of directors prior to the completion of this offering. Mr. Harper currently serves as the head of U.S. asset management for the Blackstone real estate group. Since joining Blackstone in 2002, Mr. Harper has been involved in analyzing Blackstone’s real estate equity and debt investments in all property types. Mr. Harper has previously worked for Blackstone in Los Angeles and London, where he served as Head of Europe for the Blackstone Real Estate Debt Strategies business. Mr. Harper also currently serves as a director of ESH Hospitality, Inc., where he serves on the compensation committee and will serve as a director of Park Hotels & Resorts Inc. upon its spin-off from Hilton Worldwide Holdings Inc. Prior to joining Blackstone, Mr. Harper worked for Morgan Stanley’s real estate private equity group in Los Angeles and San Francisco.

John B. Rhea has served on our board of directors since October 2015. Mr. Rhea is Managing Partner of RHEAL Capital Management, LLC, a real estate development and investment firm he founded in March 2014, specializing in multifamily rental housing and mixed-use projects. Mr. Rhea has served as a Senior Advisor to The Boston Consulting Group, a worldwide management consulting firm, since July 2014. From May 2009 to January 2014, Mr. Rhea was a senior appointee of Michael R. Bloomberg, Mayor of the City of New York, where he served as Chairman and Chief Executive Officer of the New York City Housing Authority. Prior to the Bloomberg Administration, Mr. Rhea was Managing Director and Co-Head of Consumer and Retail investment banking at Barclays Capital (and its predecessor firm Lehman Brothers) from May 2005 to April 2009. Previously, Mr. Rhea served as Managing Director at JPMorgan Chase & Co. from May 1997 to April 2005.

Earlier in his career, Mr. Rhea worked at PepsiCo, Inc. and The Boston Consulting Group. Mr. Rhea has served on and chaired several non-profit boards and is currently a director of Red Cross Greater New York and University of Detroit Jesuit High School.

David A. Roth has served on our board of directors since October 2012. Mr. Roth currently serves as senior managing director of Blackstone’s real estate group. Since joining Blackstone in 2006, Mr. Roth has been involved in sourcing and analyzing Blackstone’s real estate investments in several markets and types of property. Before joining Blackstone, Mr. Roth was a principal in the acquisitions group at Walton Street Capital, where he was involved in numerous real estate transactions. Mr. Roth is also a Certified Financial Analyst Charterholder.

John G. Schreiber has served on our board of directors since October 2012. Mr. Schreiber is the President of Centaur Capital Partners, his family investment office. Mr. Schreiber was a Partner and Co-Founder of Blackstone Real Estate Advisors (“BREA”) from 1992 until his retirement in 2015. Prior to his retirement, Mr. Schreiber oversaw all Blackstone real estate investments for 23 years as Co-Chairman of the BREA Investment Committee, during which time Blackstone invested over $75 billion of equity in a wide variety of real estate transactions. Previously, Mr. Schreiber served as Chairman and CEO of JMB Urban Development Co. and Executive Vice President of JMB Realty Corp. During his twenty-year career at JMB, Mr. Schreiber was responsible for over $10 billion of firm and client real estate investments and had overall responsibility for the firm’s shopping center development activities. Mr. Schreiber is a past board member of Urban Shopping Centers, Inc., Host Hotels & Resorts, Inc., The Rouse Company, AMLI Residential Properties Trust and General Growth Properties and he currently serves on the board of JMB Realty Corp., Brixmor Property Group and Hilton Worldwide, Inc., and is currently a director/trustee of the mutual funds managed by T. Rowe Price Associates and a Trustee of Loyola University of Chicago.

William J. Stein has served on our board of directors since October 2012. Mr. Stein has been a senior managing director of Blackstone since January 2006 and serves as global head of asset management in Blackstone’s real estate group. Since joining Blackstone in 1997, Mr. Stein has been involved in the direct asset management and asset management oversight of Blackstone’s global real estate assets. Mr. Stein also serves as a director of Hilton Worldwide Holdings Inc., Nevada Property 1 LLC (The Cosmopolitan of Las Vegas), where he serves on the audit committee, and Extended Stay America, Inc., where he serves on the nominating and corporate governance committee. He previously served as a board member of La Quinta Holdings Inc. and Brixmor Property Group Inc. Before joining Blackstone, Mr. Stein was a Vice President at Heitman Real Estate Advisors and JMB Realty Corp.

Ernest M. Freedman has served as our Executive President and Chief Financial Officer since October 2015. Mr. Freedman previously served as Executive Vice President and Chief Financial Officer of the Apartment Investment and Management Company, or Aimco, from 2009 to 2015. Mr. Freedman joined Aimco in 2007 as Senior Vice President of Financial Planning and Analysis and served as Senior Vice President of Finance from February 2009 to November 2009, where he was responsible for financial planning, tax, accounting and related areas. From 2004 to 2007, Mr. Freedman served as Chief Financial Officer of HEI Hotels and Resorts. From 2000 to 2004, Mr. Freedman was at GE Real Estate in a number of capacities, including operations controller and finance manager for investments and acquisitions. From 1993 to 2000, Mr. Freedman was with Ernst & Young, LLP, including one year as a senior manager in the real estate practice. Mr. Freedman is a certified public accountant.

G. Irwin Gordon has served as our Executive Vice President and Chief Revenue Officer since July 2016. Mr. Gordon commenced his Invitation Homes career as Chief Marketing Officer in December 2015. Mr. Gordon is a founder and the Managing Director of The Trion Group LLC, which has provided marketing and strategic management consulting services since 2001. Prior to joining Invitation Homes, from September 2012 to July 2015, Mr. Gordon served as the Chief Executive Officer of Landes Foods LLC, a co-pack manufacturer and distributor of tortilla and tortilla products. Prior to that, from July 2000 to August 2001 Mr. Gordon served as President and Chief Executive Officer at Gruma Corporation, the global leader in corn and flour tortilla products under the brand Mission Foods. Previously, he served as President and Chief Operating Officer of Suiza Foods

(now Dean Foods) and also as Suiza Foods’ Chief Marketing officer. Earlier in his career, Mr. Gordon served as President and General Manager of several international Frito-Lay companies before becoming Senior Vice President of marketing, sales and technology for Frito-Lay. Before joining PepsiCo’s Frito-Lay, he served in various capacities at the Kellogg Company. He served on the board of Horizon Organic until it was acquired, and currently serves as a director of Heska Corporation, where he chairs the compensation committee.

Bruce A. Lavine has served as our Executive Vice President, Operations and Chief Operations Officer since February 2016. In addition to his current role, Mr. Lavine was previously a Divisional President from January 2014 to February 2016, where he directly oversaw multiple markets. Mr. Lavine comes to Invitation Homes with more than 30 years of property management experience in the multifamily industry. Prior to joining Invitation Homes, from November 1995 to September 2013, he served as Senior Vice President at Equity Residential, a real estate investment trust with a portfolio of high-quality properties in the U.S. growth markets, where he was responsible for the Northwest Region.

Mark A. Solls has served as our Executive President and Chief Legal Officer since August 2015. Mr. Solls previously served as Senior Vice President and General Counsel of DentalOne Partners, Inc., a dental service management organization, from August 2012 to July 2015. From April 2011 to July 2012, Mr. Solls served as a Legal Consultant to Susan G. Komen for the Cure Breast Cancer Foundation. Mr. Solls served as Executive Vice President and General Counsel of Concentra Inc., a healthcare management company, from August 2006 to January 2011. From September 2002 to May 2006, Mr. Solls served as Executive Vice President and General Counsel for Wyndham International, Inc., a leading hotel company. From 1998 to 2002, Mr. Solls served as Vice President and General Counsel of DalTile International Inc., a leading manufacturer and distributor of ceramic tile.

Dallas B. Tanner was a founding member of our business and has served as our Executive Vice President and Chief Investment Officer and on our board of directors since April 2012. Mr. Tanner is not expected to remain on our board of directors following completion of this offering. He has over 15 years of real estate experience through the establishment of numerous real estate platforms prior to Invitation Homes. In 2005, he founded Treehouse Group, for which he privately sourced funds for platform investments, including single-family homes, multifamily properties, manufactured housing, residential land, bridge financing and property management. In addition, Mr. Tanner was a partner in a successful acquisition of First Scottsdale Bank of Arizona. He continues to serve on the board of Treehouse Group’s Pathfinder Ventures, a Southwest-focused commercial real estate fund established in 2011. Mr. Tanner served on the Maricopa County Flood Control board in Phoenix, Arizona and on the advisory board of First Scottsdale Bank. He is actively involved in American Indian Services and served as a missionary in the Netherlands and Belgium.

Our Corporate Governance

We have structured our corporate governance in a manner we believe closely aligns our interests with those of our stockholders. Notable features of our corporate governance include:

•	our Sponsor has advised us that, when it ceases to own a majority of the shares of common stock of Invitation Homes Inc. entitled to vote generally in the election of our directors, it will ensure that Blackstone employees will no longer constitute a majority of our board of directors;

•	our board of directors is not classified and each of our directors is subject to re-election annually, and we cannot classify our board of directors in the future without the approval of the stockholders of Invitation Homes Inc.;

•	we will have a fully independent audit committee and independent director representation on our compensation and nominating and governance committees immediately at the time of the offering, and our independent directors will meet regularly in executive sessions without the presence of our corporate officers or non-independent directors;

•	at least one of our directors will qualify as an “audit committee financial expert” as defined by the SEC;

•	we will opt out of the Maryland business combination and control share acquisition statutes, and in the future cannot opt in without stockholder approval; and

•	we do not have a stockholder rights plan, and we will not adopt a stockholder rights plan in the future without stockholder approval.

Blackstone has advised us that it does not intend to vote in favor of the classification of our board of directors, an opt-in to the Maryland business combination statute or control share acquisition statute or the adoption of a stockholder rights plan.

Composition of the Board of Directors after this Offering

Upon completion of this offering, our charter and bylaws will provide that our board of directors will consist of such number of directors as may from time to time be fixed by our board of directors, but may not be more than 15 or fewer than the minimum number permitted by Maryland law, which is one. So long as our pre-IPO owners and their affiliates together continue to beneficially own at least 5% of the shares of our common stock entitled to vote generally in the election of directors, we will agree to nominate individuals designated by our Sponsor for election as our directors as specified in our stockholders’ agreement and our Sponsor must consent to any change to the number of our directors. Each director will serve until our next annual meeting of stockholders and until his or her successor is duly elected and qualifies or until the director’s earlier death, resignation or removal. For a description of our board of directors and our Sponsor’s right to require us to nominate its designees, see “Certain Provisions of Maryland Law and of Our Charter and Bylaws—Election and Removal of Directors” and “Certain Relationships and Related Person Transactions—Stockholders’ Agreement.”

Background and Experience of Directors

When considering whether directors and director nominees have the experience, qualifications, attributes and skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focused primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business. In particular, the members of our board of directors considered the following important characteristics, among others:

•	Mr. Bartling—our board of directors considered Mr. Bartling’s extensive familiarity with our business and portfolio and his thorough knowledge of our industry as a result of his over 30 years of experience in the real estate sector, serving in various senior and executive capabilities, including his prior role as President of the NRHC and his public company experience at Ares and Lexford.

•	Mr. Blair—our board of directors considered Mr. Blair’s experience in real estate development and investment, including his having spent over 10 years as chairman and chief executive officer of a public real estate investment trust, experience managing day to day operations and preparation and review of complex financial reporting statements as chief executive officer of AvalonBay Communities, Inc., his experience as the Chairman of NAREIT and his prior director positions.

•	Mr. Gould—our board of directors considered Mr. Gould’s extensive familiarity with our portfolio and business as one of its founding members and his thorough knowledge of our industry as a result of his over 30 years of experience in the real estate sector, serving in various senior and executive capabilities.

•	Mr. Gray—our board of directors considered Mr. Gray’s affiliation with Blackstone, significant experience in working with companies controlled by private equity sponsors, particularly in the real estate industry, experience in working with the management of various other companies owned by Blackstone’s funds, experience with real estate investing and extensive financial background.

•	Mr. Harper—our board of directors considered Mr. Harper’s affiliation with Blackstone, significant experience in working with companies controlled by private equity sponsors, particularly in the real estate industry, experience with real estate investing and extensive financial background.

•	Mr. Rhea—our board of directors considered Mr. Rhea’s significant experience in our industry, including in the development and regulation, his prior senior positions at real estate companies and regulatory bodies, including as Chairman and CEO of the New York City Housing Authority, and other companies.

•	Mr. Roth—our board of directors considered Mr. Roth’s affiliation with Blackstone, significant experience in working with companies controlled by private equity sponsors, particularly in the real estate and hospitality industry, experience in working with the management of various other companies owned by Blackstone’s funds, experience with real estate investing and extensive financial background.

•	Mr. Schreiber—our board of directors considered Mr. Schreiber’s past affiliation with Blackstone, significant experience in working with companies controlled by private equity sponsors, particularly in the real estate industry, experience in working with the management of various other companies owned by Blackstone’s funds, experience with real estate investing and extensive financial background.

•	Mr. Stein—our board of directors considered Mr. Stein’s tenure with Blackstone involving the direct asset management and asset management oversight of Blackstone’s global real estate assets, extensive financial background and experience as an asset manager focusing on real estate investments.

Controlled Company Exception

After the completion of this offering, affiliates of our Sponsor who are party to the stockholders’ agreement will continue to beneficially own shares representing more than 50% of the voting power of our shares eligible to vote in the election of directors. As a result, we will be a “controlled company” within the meaning of the              corporate governance standards. Under the              corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements (1) that a majority of our board of directors consist of independent directors, (2) that our board of directors have a compensation committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) that our board of directors have a nominating and corporate governance committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. Accordingly, to the extent and for so long as we utilize these exemptions, you will not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a “controlled company” and our shares of common stock continue to be listed on the                 , we will be required to comply with these provisions within the applicable transition periods.

Committees of the Board of Directors

Prior to the completion of this offering, our board of directors will establish an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee and an Investment and Finance Committee.

Audit Committee

Upon the completion of this offering, we expect to have an Audit Committee, consisting of Messrs. Rhea and Schreiber. Messrs. Rhea and Schreiber qualify as independent directors under              corporate governance standards and the independence requirements of Rule 10A-3 of the Exchange Act. The purpose of the Audit Committee will be, among other things, to assist our board of directors in overseeing and monitoring (1) the quality and integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) the selection of our independent registered public accounting firm, (4) the independent registered public accounting firm’s qualifications and independence and (5) the performance of the independent registered public accounting firm. The Audit Committee will also be responsible for preparing the Audit Committee report that is included in our annual proxy statement.

Compensation Committee

Upon the completion of this offering, we expect to have a Compensation Committee, consisting of Messrs. Blair, Harper, Rhea and Stein. The Compensation Committee will be responsible for approving, administering and interpreting our compensation and benefit policies, including our executive officer incentive programs, among other things. It will review and make recommendations to our board of directors aimed to ensure that our compensation and benefit policies are consistent with our compensation philosophy and corporate governance guidelines. The Compensation Committee will also be responsible for establishing the compensation of our executive officers.

Nominating and Corporate Governance Committee

Upon the completion of this offering, we expect to have a Nominating and Corporate Governance Committee, consisting of Messrs. Blair, Gould, Roth and Stein. The purpose of the Nominating and Corporate Governance Committee will be, among other things, to oversee our governance policies, nominate directors (other than Sponsor Directors) for election by stockholders, recommend committee chairpersons and, in consultation with the committee chairpersons, recommend directors for membership on the committees of the board. In addition, the Nominating and Corporate Governance Committee will assist our board of directors with the development of our Corporate Governance Guidelines.

Investment and Finance Committee

Upon the completion of this offering, we expect to have an Investment and Finance Committee, initially consisting of Messrs. Bartling, Blair, Gould, Harper, Roth and Schreiber. The purpose of the Investment and Finance Committee will be, among other things, to assist the board of directors with fulfilling its oversight responsibilities with respect to: investments in real estate assets proposed by our management; the performance of our assets; our capital raising and other financing activities; and periodic review of our investment policies and procedures.

Code of Business Conduct and Ethics

We will adopt a Code of Business Conduct and Ethics that will apply to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer. Our Code of Business Conduct and Ethics will be available on our website upon the completion of this offering.

Executive Compensation

Introduction

This section provides an overview of the compensation for our principal executive officer and the two other most highly compensated persons serving as executive officers as of December 31, 2016. We refer to these individuals as our named executive officers (our “NEOs”) for fiscal 2016. These NEOs included: John B. Bartling Jr., President and Chief Executive Officer; Ernest M. Freedman, Executive Vice President and Chief Financial Officer; and Dallas B. Tanner, Executive Vice President and Chief Investment Officer.

Summary Compensation Table

The following table sets forth all compensation paid to or accrued by our NEOs for services rendered to us during the fiscal year presented. Based on the compensation he earned during 2015 following his commencement of service with the Company in October 2015, Mr. Freedman was not an NEO for fiscal 2015 and, accordingly, his compensation for that period is not included in the table below.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)(5)	All Other Compensation ($)(6)	Total ($)
John B. Bartling Jr.	2016	$875,000	—	$795,414	—	(4)	—	$10,600	$1,681,014
(President and Chief Executive Officer)	2015	$875,000	$17,500	$4,235,336	—	$857,500	—	$9,865	$5,995,201

Ernest M. Freedman	2016	$558,846	—	$906,453	—	(4)	—	$143,010	$1,608,309
(Executive Vice President and Chief Financial Officer)

Dallas B. Tanner	2016	$450,000	$450,000	$563,419	—	(4)	—	$47,833	$1,511,252
(Executive Vice President and Chief Investment Officer)	2015	$387,156	$147,941	$3,970,869	—	$302,059	—	$54,248	$4,862,273

(1)	Represents the salary earned during the fiscal year presented. Effective June 1, 2016, Mr. Freedman’s salary was increased from $500,000 to $600,000.

(2)	For 2016, amount reported represents a discretionary cash bonus awarded to Mr. Tanner in respect of his 2016 service.

(3)	Incentive Units (as defined below) granted in the Promote Partnerships (as defined below) included time-vesting units and exit-vesting units. See “—Narrative to Summary Compensation Table—Long-Term Incentive Compensation.”

Incentive Units in IH1 were granted to employees of a subsidiary of IH1 and, as such, the grant date fair value of the Incentive Units in IH1 was calculated in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification 718, Compensation-Stock Compensation (“ASC Topic 718”), using the assumptions discussed in Note 9 to the audited combined and consolidated financial statements included elsewhere in this prospectus. The grant date fair value of the exit-vesting portion of the Incentive Units granted in IH1 was computed based upon the probable outcome of the performance conditions as of the grant date in accordance with FASB ASC Topic 718. Achievement of the performance conditions for these Incentive Units was not deemed probable on the grant date and, accordingly, no value is included in the table for this portion of the awards pursuant to the SEC’s disclosure rules. Assuming achievement of the performance conditions, the grant date fair value of the exit-vesting Incentive Units in IH1 granted in 2016 would have been $26,227 for Mr. Freedman (the only NEO who was granted exit-vesting Incentive Units in IH1 in 2016).

Incentive Units in the IH2 Promote Partnerships, IH3, IH4 and IH5 (each as defined below) were granted to non-employees of the issuing entities and, as such, the grant date fair value of the Incentive Units in the IH2 Promote Partnerships, IH3, IH4 and IH5 (measured as of the initial grant date and reported in the table above) was calculated in accordance with FASB ASC 505, Equity (“ASC Topic 505”), using the assumptions discussed in Note 9 to the audited combined and consolidated financial statements included elsewhere in this prospectus. The grant date fair value of the exit-vesting portion of the Incentive Units granted in the IH2 Promote Partnerships, IH3, IH4 and IH5 was computed based upon the probable outcome of the performance conditions as of the grant date. Achievement of the performance conditions for these Incentive Units was not deemed probable on the grant date and, accordingly, no value is included in the table for this portion of the awards pursuant to the SEC’s disclosure rules. Assuming achievement of the performance conditions, the initial grant date fair value of the exit-vesting Incentive Units in the IH2 Promote Partnerships, IH3 and IH4 granted in 2016 would have been: $100,959 for Mr. Freedman, and the initial grant date fair value of the exit-vesting Incentive Units in IH5 granted in 2016 would have been $198,854 for Mr. Bartling and $99,427 for Mr. Freedman. All of Mr. Tanner’s Incentive Units granted in 2016 are time-vesting.

(4)	Amounts earned under the 2016 AIP (as defined below) are not calculable through the latest practicable date. We expect to determine amounts payable thereunder in the first quarter of 2017 after our audited financials for fiscal 2016 have been completed. Pursuant to Instruction 1 to Item 402(c)(2) of Regulation S-K, we will disclose by 8-K the non-equity incentive plan compensation earned by our NEOs in respect of 2016 once such amounts have been determined.

(5)	We have no nonqualified defined contribution or other nonqualified deferred compensation plans for our executive officers.

(6)	All Other Compensation for 2016 represents: for Mr. Bartling, the Company’s 401(k) matching contribution; for Mr. Freedman, the Company’s 401(k) matching contribution and reimbursement for costs incurred in connection with his relocation to Company headquarters in Dallas, Texas; and for Mr. Tanner, the Company’s 401(k) matching contribution and reimbursement for costs incurred in connection with his relocation to Company headquarters in Dallas, Texas.

Narrative to Summary Compensation Table

Employment Agreements

Each of Messrs. Bartling, Freedman and Tanner has entered into an employment agreement, setting forth elements of the executive’s terms of employment and compensation. The material provisions of these agreements are described below.

Mr. Bartling’s Employment Agreement. Mr. Bartling is party to an employment agreement, dated November 25, 2014, pursuant to which he serves as our President and Chief Executive Officer and, at the request of our board of directors, a member of the board for which he receives no additional compensation. The employment agreement has an initial term that ends on November 25, 2017 and extends automatically for one-year periods unless we or Mr. Bartling elects not to extend the term. The employment agreement also provides that Mr. Bartling is eligible to receive (1) a minimum base salary of $875,000, subject to periodic increases as determined by our board of directors, and (2) an annual bonus award equal to 75% of his base salary if minimum performance objectives are achieved, 100% of his base salary if target performance objectives are achieved and up to a maximum of 125% of his base salary for top performance. Mr. Bartling is also entitled to participate in all Company employee benefit plans on the same basis as those made available to our other senior executives and is entitled to equity incentive awards in IH1, the IH2 Promote Partnerships, IH3, IH4 and IH5 on terms substantially similar to our other senior executives. Mr. Bartling’s employment agreement provides for severance benefits in connection with qualifying events of termination, which benefits are contingent upon Mr. Bartling’s execution of a general release of claims and compliance with specified post-termination restrictive covenants, as further described under “—Termination and Change in Control Provisions.”

Mr. Freedman’s Employment Agreement. Mr. Freedman is party to an employment agreement, dated September 4, 2015, pursuant to which he serves as Executive Vice President and Chief Financial Officer. The employment agreement has an initial term that ends on September 4, 2018 and extends automatically for one-year periods unless we or Mr. Freedman elects not to extend the term. The employment agreement also provides that Mr. Freedman is eligible to receive (1) a minimum base salary of $500,000, subject to periodic increases as determined by our board of directors, and (2) an annual bonus award equal to 150% of his base salary if target performance objectives are achieved and no annual bonus award if minimum performance objective are not achieved. Mr. Freedman is also entitled to participate in all Company employee benefit plans on the same basis as those made available to our other senior executives. The employment agreement provides that Mr. Freedman be granted equity interests in the Promote Partnerships on terms substantially similar to our other senior executives, with the intention that the Incentive Units granted to Mr. Freedman have an aggregate target exit value of $5 million. Mr. Freedman’s employment agreement further provides for reimbursement of reasonable costs incurred in connection with his relocation to Dallas, Texas, including reimbursement of purchase costs for a primary residence in Dallas in an amount equal to up to 3% of the purchase price and reimbursement of closing costs in connection with the sale of his existing residence in an amount equal to up to 6% of the sales price. Mr. Freedman’s employment agreement provides for severance benefits in connection with qualifying events of termination, which benefits are contingent upon Mr. Freedman’s execution of a general release of claims and compliance with specified post-termination restrictive covenants, as further described under “—Termination and Change in Control Provisions.”

Mr. Tanner’s Employment Agreement. Mr. Tanner is party to an employment agreement, dated November 9, 2015, pursuant to which he serves as our Executive Vice President and Chief Investment Officer and as a member on our board of directors. The employment agreement has an initial term that ends on November 9, 2018 and extends automatically for one-year periods unless we or Mr. Tanner elects not to extend the term. The employment agreement also provides that Mr. Tanner is eligible to receive (1) a minimum base salary of $450,000, subject to increase but not decrease, as determined by our board of directors, and (2) an annual bonus award equal to 125% of his base salary if target performance objectives are achieved, with no annual bonus award if minimum performance objectives are not achieved. Mr. Tanner is also eligible to participate in our employee benefit plans on the same basis as the benefits are generally made available to our other senior executives and was entitled to a grant of 850 Incentive Units in IH5. The employment agreement modified the vesting terms of his Incentive Units to provide that all of his Incentive Units are now scheduled to vest on the earlier of (1) the vesting schedule set forth in the applicable equity award agreement and (2) November 9, 2017. Mr. Tanner’s employment agreement further provides for reimbursement of reasonable costs incurred in connection with his relocation to Dallas, Texas, including reimbursement of purchases costs for a primary residence in Dallas in an amount equal to up to 3% of the purchase price. Mr. Tanner’s employment agreement provides for severance benefits in connection with a qualifying events of termination, which benefits are contingent upon Mr. Tanner’s execution of a general release of claims and compliance with specified post-termination restrictive covenants, as further described under “—Termination and Change in Control Provisions.”

Annual Cash Incentive Compensation

Our annual cash incentive compensation plan for the fiscal year ended December 31, 2016 (the “2016 AIP”) compensated and rewarded successful achievement of financial and non-financial goals aligned with the goals of the Company and incorporated a mix of operational and financial performance objectives, as well as departmental goals, corporate priorities and individual goals. The operational and financial objective components of the award opportunity consisted of: Net Operating Income Growth (defined as the percentage year-over-year change in Net Operating Income in our Same Store portfolio where Net Operating Income is defined as set forth under “Management Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures”); EBITDA Margin (defined as EBITDA as a percentage of total revenue of our total portfolio, where EBITDA is defined as set forth under “Management Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures” as further adjusted for impairment expense; expenses related to the initial public offering; and gain (loss) on the sale of property); and Net Cash Flow (defined as Net Operating Income, minus property capital expenditures, minus leasing commissions paid, plus lease cost amortization). Of Mr. Bartling’s total award opportunity under the 2016 AIP, 40% of the award was based on Net Operating Income Growth, 20% was based on EBITDA Margin, 20% was based on Net Cash Flow, 10% was based on corporate priorities and 10% was based on individual goals. Of Mr. Freedman’s total award opportunity under the 2016 AIP, 30% of the award was based on Net Operating Income Growth, 15% was based on EBITDA Margin, 15% was based on Net Cash Flow, 20% was based on departmental goals, 10% was based on corporate priorities and 10% was based on individual goals. Of Mr. Tanner’s total award opportunity under the 2016 AIP, 15% of the award was based on Net Operating Income Growth, 7.5% was based on EBITDA Margin, 7.5% was based on Net Cash Flow, 50% was based on departmental goals, 10% was based on corporate priorities and 10% was based on individual goals.

Each NEO was eligible to receive a payout under the 2016 AIP based on the level of the actual achievement of the above-described performance measures, and payouts were expressed as a percentage of the NEO’s base salary earned for 2016 (“eligible earnings”). Each NEO’s target bonus opportunity was established under the terms of his employment agreement as may have been subsequently adjusted. Accordingly, for fiscal 2016, Mr. Bartling’s target bonus opportunity was 100% of his eligible earnings, Mr. Freedman’s was 150% and Mr. Tanner’s was 125%.

At the beginning of the 2016 AIP performance period, each performance measure was assigned a scale that, based on actual achievement at the end of the performance period, yielded a bonus score. The resulting bonus score for each performance measure was then multiplied by the percentage of the total award opportunity that performance measure represented to arrive at an achievement factor. The sum of the achievement factors was then multiplied by the executive’s award opportunity payable at target to determine the payout amount such executive was entitled to receive under the 2016 AIP.

For the year ended December 31, 2016, the scale for the Net Operating Income Growth performance measure provided for a bonus score of 50% if the Net Operating Income Growth achieved was 300 basis points below the target level, a bonus score of 100% if the target level was achieved and a 150% bonus score if the Net Operating Income Growth was 300 or more basis points above the target level. The scale for the EBITDA Margin performance measure provided for a 50% bonus score if the EBITDA Margin achieved was 200 basis points below the target level, a 100% bonus score if the target level was achieved and a 150% bonus score if the EBITDA Margin achieved was 200 or more basis points above the target level. The scale for the Net Cash Flow performance measure provided for a 50% bonus score if the Net Cash Flow achieved was 4% below the target level, a 100% bonus score if the target level was achieved and a 150% bonus score if the Net Cash Flow achieved was 4% or more above the target level. Bonus scores were interpolated on a straight line basis based on actual achievement between the threshold, target and maximum levels with no payout for any performance measure that did not achieve the threshold level.

As mentioned above, amounts earned under the 2016 AIP are not calculable through the latest practicable date. We expect to determine amounts payable thereunder in the first quarter of 2017 after our audited financials for fiscal 2016 have been completed. Pursuant to Instruction 1 to Item 402(c)(2) of Regulation S-K, we will disclose by 8-K the non-equity incentive plan compensation earned by our NEOs in respect of 2016 once such amounts have been determined.

In addition to amounts that may be payable under the 2016 AIP, we also determined to award Mr. Tanner a discretionary bonus in the amount of $450,000. This bonus amount is reported in the “Bonus” column of the Summary Compensation Table.

Long-Term Incentive Compensation

Pursuant to our long-term promoted interest incentive plan, our NEOs have been granted long-term incentive awards in the form of equity interests (the “Incentive Units”) in each of IH1, Preeminent Parent L.P. and Invitation Homes 2-A L.P. (collectively, the “IH2 Promote Partnerships”), IH3, IH4 and IH5 (collectively, the “Promote Partnerships”). These Incentive Units are intended to be treated as “profits interests” for U.S. tax purposes and have economic characteristics similar to stock appreciation rights. Therefore, the Incentive Units only have value to the extent there is an appreciation in the value of the applicable Promote Partnership from and after the applicable grant date and, as to some of the awards, the appreciation exceeds a specified threshold. Unless the context suggests otherwise, terms defined in this paragraph shall apply only to this “Management” section.

The Incentive Units granted to our NEOs include “time-vesting” awards subject to vesting terms based on the executive’s continued employment through the applicable vesting date, as well as “exit-vesting” awards subject to vesting terms based on the first to occur of (x) the date Blackstone ceases to be the beneficial owner of at least 15% of the outstanding equity capital of the applicable Promote Partnership and (y) if an initial public offering (including this offering) has occurred, the date that is 18 months after the consummation of the initial public offering (each an “exit event”).

As to the Incentive Units granted to Mr. Bartling, 80% of such units are time-vesting and vest in equal annual installments on each of the first four anniversaries of a specified vesting reference date, subject to his continued employment through the applicable vesting date. The remaining 20% of his Incentive Units are exit-vesting and vest upon the occurrence of an exit event, subject to his continued employment through such date. In 2016, we agreed to modify the vesting terms of Mr. Bartling’s Incentive Units to provide that, in addition to the foregoing, all of his time-vesting Incentive Units will vest upon the completion of a public offering (including this offering), and all of his Incentive Units in a Promote Partnership will vest upon a dissolution of such Promote Partnership.

As to the Incentive Units granted to Mr. Freedman, 80% of such units are time-vesting and vest in equal annual installments on each of the first four anniversaries of a specified vesting reference date, subject to his continued employment through the applicable vesting date. The remaining 20% of his Incentive Units are exit-vesting and vest upon the occurrence of an exit event subject to his continued employment through such date. In addition to the foregoing, all of his time-vesting Incentive Units will vest upon the completion of a public offering (including this offering), and all of his Incentive Units in a Promote Partnership will vest upon a “dissolution” (as defined in the agreement governing such Incentive Units) of such Promote Partnership, subject, in each case, to his continued employment through such date.

As to the Incentive Units initially granted to Mr. Tanner, 75% of such units were time-vesting and were scheduled to vest in equal annual installments on each of the first three anniversaries of a specified vesting reference date, subject to his continued employment through the applicable vesting date. The remaining 25% of his Incentive Units were exit-vesting and were scheduled to vest upon the occurrence of an exit event, subject to his continued employment through such date. The foregoing described vesting terms of Mr. Tanner’s Incentive Units were modified by his November 2015 employment agreement, whereby all of his unvested Incentive Units are now time-vesting and are scheduled to vest on the earlier of (x) the vesting schedule set forth in the applicable Incentive Unit agreement and (y) November 9, 2017, in each case, whether or not Mr. Tanner remains employed on such date. In addition to his Incentive Units, Mr. Tanner also purchased Class A units in the Promote Partnerships for cash and at fair value. This equity has economic characteristics that are similar to those of shares of common stock in a corporation and have no vesting schedule.

Prior to the completion of this offering, we also expect to grant to management, including our NEOs, long-term incentive awards, consisting of Incentive Units in Invitation Homes 6 L.P. (“IH6”) and bonus payments (“IH6 Bonus Awards”). The Incentive Units in IH6 are expected to consist of time-vesting awards subject to vesting terms based on the executive’s continued employment through the applicable vesting date and exit-vesting units subject to vesting upon an exit event. The time-vesting and exit-vesting Incentive Units in IH6 to be awarded to Messrs. Bartling, Freedman and Tanner will be subject to the same vesting and other terms as their Incentive Units in IH5, as such vesting terms for Messrs. Bartling’s and Tanner’s Incentive Units in IH5 were subsequently modified, and will be based on a vesting reference date set forth in the agreement governing such Incentive Units in IH6 (see “—Outstanding Equity Awards at 2016 Fiscal Year End” and the accompanying footnotes for the vesting terms of the NEOs’ Incentive Units). The IH6 Bonus Awards are expected to consist of a bonus award in an amount equal to $500 multiplied by the total number of Incentive Units in IH6 granted to the executive. The IH6 Bonus Awards are scheduled to vest on the earlier to occur of an (x) initial public offering (including this offering) or (y) a “sale transaction” (defined as a sale or disposition of all or substantially all of the assets of IH6 or the date Blackstone ceases to be the beneficial owner of at least 15% of the outstanding equity capital of IH6). Under the proposed terms of the IH6 Bonus Awards, these awards may be paid in stock or in cash and, in the event of an initial public offering (including this offering), are expected to be paid in shares of our common stock. In such case, the shares are expected to be issued six months following the completion of the initial public offering and will be fully vested when issued.

In connection with this offering, we expect to convert all of the Incentive Units held by our executive officers (other than Mr. Tanner) into shares of our common stock. The number of shares received in this conversion will be determined in a manner intended to replicate the respective economic value associated with the corresponding Incentive Units converted based on the valuation derived from the initial public offering price. The vesting and other terms of the shares delivered in the conversion will be subject to the same vesting and other terms (including the provisions described under “—Termination and Change in Control Provisions”) applicable to the corresponding Incentive Units converted. Accordingly, shares received in respect of vested Incentive Units will be shares of vested common stock, and shares received in respect of unvested time-vesting and exit-vesting Incentive Units will be shares of unvested time-vesting and exit-vesting restricted stock. As to Mr. Tanner, we expect to accelerate the vesting of all of his unvested Incentive Units (including those in IH6). Mr. Tanner is expected to receive in respect of his Incentive Units in IH1, the IH2 Promote Partnerships, IH3, IH4 and IH5 similar vested limited partner interests in partnerships that will hold shares of our common stock, and Mr. Tanner’s Incentive Units in IH6 will be converted into shares of our common stock in the same manner as that for our other executives as described above. We also expect that holders of Class A units in the Promote Partnerships will receive shares of our common stock upon conversion of such units.

The following table sets forth the assumed number and value of shares of vested common stock and shares of unvested restricted stock that Messrs. Bartling and Freedman will receive in exchange for all of their Incentive Units in the Promote Partnerships (including IH6), and the assumed number and value of shares of vested common stock Mr. Tanner will receive in exchange for his Incentive Units in IH6, in each case, based on an assumed initial public offering price of $             per share (the midpoint of the estimated price range set forth on the cover page of this prospectus).

	Vested Common Stock Received in Exchange for Vested Incentive Units		Unvested Restricted Stock Received in Exchange for Unvested Incentive Units
Name	(#)	($)	(#)	($)
John B. Bartling Jr.
Ernest M. Freedman.
Dallas B. Tanner			—	—

Retirement Benefits

We maintain a tax-qualified 401(k) plan, under which we match each employee’s contributions dollar-for-dollar up to 3% of such employee’s eligible earnings, and we match 50% on the next 2% of each employee’s eligible earnings contributed. All of our matching contributions are fully vested, and each NEO participated in the 401(k) plan in 2016.

Outstanding Equity Awards at 2016 Fiscal Year End

The following table provides information regarding outstanding equity awards held by each of our NEOs as of December 31, 2016.

			Stock Awards
Name	Grant Date	Promote Partnership	Number of Shares or Units of Stock That Have Not Vested (#)(1)(2)(5)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(2)(4)(5)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(3)
John B. Bartling Jr.	05/19/2015	IH1	92.00	$972,460	46.00	$471,243
	05/19/2015	IH2	28.00	$108,970	14.00	$105,321
	05/19/2015	IH3	70.00	$253,064	35.00	$126,587
	05/19/2015	IH4	660.00	$885,515	330.00	$355,683
	08/03/2016	IH5	600.00	$397,707	300.00	$198,854

Ernest M. Freedman.	6/13/2016	IH1	6.00	$78,682	2.00	$26,227
	6/13/2016	IH3	58.50	$219,678	19.50	$73,226
	6/13/2016	IH4	60.00	$83,200	20.00	$27,733
	6/13/2016	IH5	300.00	$198,854	150.00	$99,427

Dallas B. Tanner(6)	10/11/2012	IH1	127.50	$1,606,031	—	—
	06/03/2013	IH2	53.50	$249,376	—	—
	10/11/2013	IH3	84.50	$322,678	—	—
	10/29/2014	IH4	425.00	$618,889	—	—
	03/02/2016	IH5	425.00	$281,709	—	—

(1)	Reflects the time-vesting Incentive Units in the Promote Partnerships that had not vested as of December 31, 2016. These Incentive Units are scheduled to vest as follows:

(a)	as to Mr. Bartling, 80% of his Incentive Units in IH1, the IH2 Promote Partnerships, IH3 and IH4 are scheduled to vest in four equal annual installments on each anniversary of a November 25, 2014 vesting reference date; and 80% of his Incentive Units in IH5 are scheduled to vest in four equal annual installments on each anniversary of an August 22, 2014 vesting reference date, subject, in each case, to his continued employment through the applicable vesting date;

(b)	as to Mr. Freedman, 80% of his Incentive Units in IH1, the IH2 Promote Partnerships, IH3 and IH4 are scheduled to vest in four equal annual installments on each anniversary of a October 14, 2015 vesting reference date; and 80% of his Incentive Units in IH5 are scheduled to vest in four equal annual installments on each anniversary of an August 22, 2014 vesting reference date, subject, in each case, to his continued employment through the applicable vesting date; and

(c)	as to Mr. Tanner, 75% of his Incentive Units in the IH2 Promote Partnerships are scheduled to vest in three equal annual installments on each anniversary of an April 1, 2013 vesting reference date; 75% of his Incentive Units in IH3 are scheduled to vest in three equal annual installments on each anniversary of a September 1, 2013 vesting reference date; 75% of his Incentive Units in IH4 are scheduled to vest in three equal annual installments on each anniversary of a February 6, 2014 vesting reference date; and 75% of his Incentive Units in IH5 are scheduled to vest in three equal annual installments on each anniversary of an August 22, 2014 vesting reference date, provided, however, that all of his then-unvested Incentive Units (including any previously designated exit-vesting Incentive Units in IH1, the IH2 Promote Partnerships, IH3, IH4 and IH5) will fully vest on November 9, 2017, in each case, whether or not Mr. Tanner remains employed on such date.

In 2016, we agreed to modify the vesting terms of Mr. Bartling’s Incentive Units to provide that, in addition to the foregoing, all of his time-vesting Incentive Units are scheduled to vest upon the completion of a public offering (including this offering), and all of his Incentive Units in a Promote Partnership are scheduled to vest upon a dissolution of such Promote Partnership, subject, in each case, to his continued employment through such date.

Additionally, all of Mr. Freedman’s time-vesting Incentive Units are scheduled to vest upon the completion of a public offering (including this offering), and all of his Incentive Units in a Promote Partnership are scheduled to vest upon a dissolution of such Promote Partnership, subject, in each case, to his continued employment through such date.

(2)	For additional information on vesting upon specified termination events, see “—Termination and Change in Control Provisions.”

(3)	As of December 31, 2016, the value of the respective Promote Partnerships had appreciated to a level that would have created value in the time-vesting and exit-vesting Incentive Units. Therefore, amounts reported are based on the appreciation in value of the respective Promote Partnership from and after the applicable grant date through the most recent valuation available prior to December 31, 2016.

(4)	Reflects the exit-vesting Incentive Units in the Promote Partnerships that had not vested as of December 31, 2016. These Incentive Units vest on the earlier of (x) the date Blackstone ceases to be the beneficial owner of at least 15% of the outstanding equity capital of the applicable Promote Partnership and (y) if an initial public offering (including this offering) has occurred, the date that is 18 months after the consummation of the initial public offering. See also footnote (1) for circumstances that provide for vesting of Messrs. Bartling’s and Freedman’s exit-vesting Incentive Units.

(5)	As described above, in connection with this offering, all of Messrs. Bartling’s and Freedman’s unvested time-vesting and unvested exit-vesting Incentive Units are expected to be converted into shares of unvested time-vesting and unvested exit-vesting restricted stock that will, in each case, be subject to the same vesting and other terms applicable to the corresponding time-vesting and exit-vesting Incentive Units converted. Additionally, as described above, in connection with this offering, we intend to accelerate the vesting of all of Mr. Tanner’s unvested Incentive Units.

(6)	For estate planning purposes, of the Incentive Units granted to Mr. Tanner, Mr. Tanner transferred 425 Incentive Units in IH1, 212.5 Incentive Units in the IH2 Promote Partnerships and 212.5 Incentive Units in IH3 to a trust for which Mr. Tanner serves as the trustee for the benefit of his children.

Termination and Change in Control Provisions

Mr. Bartling

Pursuant to the terms of his employment agreement, upon Mr. Bartling’s termination of his employment by us without “cause” (as defined in his employment agreement) or his voluntary resignation, including as a result of a “constructive termination” (as defined in his employment agreement and summarized below), Mr. Bartling is entitled to receive a lump sum cash severance payment (the “Bartling severance payment”) calculated as follows: if the sum of (x) the fair value of his vested Incentive Units and (y) all proceeds previously received in respect of all of his Incentive Units (such sum, the “Incentive Award Value”) is less than $4 million, Mr. Bartling will receive an advance against his Incentive Units in an amount equal to $4 million minus the Incentive Award Value (and we will repurchase the vested portion of his Incentive Units at their Incentive Award Value, less any proceeds previously received in respect of all Incentive Units), and, if the Incentive Award Value is equal to or greater than $4 million, the Bartling severance payment will be equal to $4 million less any proceeds previously received in respect of his Incentive Units (and Mr. Bartling will retain his then-vested Incentive Units). In addition, we agreed to pay the employer portion for Mr. Bartling’s continued coverage under our medical and dental benefit plans for up to 12 months following his termination of employment. Upon a termination of employment as a result of death or “disability” (as defined in his employment agreement), Mr. Bartling or his estate (as the case may be) is entitled to the Bartling severance payment and a prorated bonus (based on the period number of days employed during the year of termination) equal to the greater of (1) Mr. Bartling’s annual bonus payable at target for the year of termination and (2) Mr. Bartling’s actual bonus earned for the year immediately preceding the year of termination. Mr. Bartling’s employment agreement defines a “constructive termination” as, among other specified events, a material reduction in his annual base salary or target bonus opportunity, a failure to pay his compensation when due, a material and sustained diminution in his authority and duties, a relocation of his principal place of employment or if we elect not to renew his employment agreement.

Pursuant to the terms of the agreements governing his Incentive Units, upon Mr. Bartling’s termination without “cause” or as a result of a “constructive termination” (each as defined in his employment agreement, and each a “qualifying termination”), Mr. Bartling’s Incentive Units will vest in an amount equal to: 25% of his Incentive Units in IH1 and the IH2 Promote Partnerships; 50% of his Incentive Units in IH3; and 20% of his Incentive Units in IH4 and IH5. Upon an exit event, 20% of his Incentive Units will vest. If Mr. Bartling experiences a qualifying termination after an exit event, all of his Incentive Units in IH1, the IH2 Promote Partnerships and IH3 will vest and 20% of his Incentive Units in IH4 and IH5 will vest. If Mr. Bartling’s employment is terminated prior to the fourth anniversary of the applicable vesting reference date due to death or disability, a prorated portion of 20% of his Incentive Units will vest.

Mr. Freedman

Pursuant to the terms of his employment agreement, upon Mr. Freedman’s termination of his employment by us without “cause” (as defined in his employment agreement) or as a result of a “constructive termination” (as defined in his employment agreement and summarized below), Mr. Freedman is entitled to receive: (1) a lump sum cash severance payment in an amount equal to the sum of (x) one times his base salary and (y) his actual bonus earned for the year immediately preceding the year of termination or if he has not received an annual bonus for a full year, his annual bonus payable at target; and (2) a lump sum cash severance payment (the “Freedman severance payment”) calculated as follows: if the sum of (x) the fair value of his vested Incentive Units and (y) all proceeds previously received in respect of all of his Incentive Units (such sum, the “Incentive Award Value”) is less than $3.5 million, Mr. Freedman will receive an advance against his Incentive Units in an amount equal to $3.5 million minus the Incentive Award Value (and we will repurchase the vested portion of his Incentive Units at their Incentive Award Value, less any proceeds previously received in respect of all Incentive Units), and, if the Incentive Award Value is equal to or greater than $3.5 million, the Freedman severance payment will be equal to $3.5 million less any proceeds previously received in respect of all of his Incentive Units (and Mr. Freedman will retain his then-vested Incentive Units). In addition, we agreed to pay the employer portion for Mr. Freedman’s continued coverage under our medical and dental benefit plans for up to 12 months following his termination of employment due to the above-described circumstances. In addition, upon a termination of employment by us without “cause” in connection with a “dissolution” (as defined in his employment agreement), Mr. Freedman is entitled to receive, in addition to all the foregoing payments and benefits, reimbursement for specified costs incurred in connection with Mr. Freedman’s and his family’s relocation, including any taxes incurred with such relocation. Upon a resignation of employment by Mr. Freedman following a dissolution other than as a result of a constructive termination, Mr. Freedman is entitled to receive the Freedman severance payment. Upon a termination of employment as a result of death or “disability” (as defined in his employment agreement), Mr. Freedman or his estate (as the case may be) is entitled to receive the Freedman severance payment and a prorated bonus (based on the number of days employed during the year of termination) equal to the greater of (1) Mr. Freedman’s annual bonus payable at target for the year of termination and (2) Mr. Freedman’s actual bonus earned for the year immediately preceding the year of termination. Mr. Freedman’s employment agreement defines a “constructive termination” as, among other specified events, a material reduction in his annual base salary or target bonus opportunity, a failure to pay his compensation when due, a material and sustained diminution in his authority and duties, a relocation of his principal place of employment or if we elect not to renew his employment agreement.

Pursuant to the terms of the agreements governing his Incentive Units, upon Mr. Freedman’s termination without “cause” or as a result of a “constructive termination” (each as defined in his employment agreement), Mr. Freedman’s Incentive Units will vest in an amount equal to: 25% of his Incentive Units in IH1, the IH2 Promote Partnerships and IH5; 50% of his Incentive Units in IH3; and 20% of his Incentive Units in IH4. If Mr. Freedman’s employment is terminated prior to the fourth anniversary of the applicable vesting reference date due to death or disability, a prorated portion of 20% of his Incentive Units will vest.

Mr. Tanner

Mr. Tanner’s employment agreement provides that, upon a termination of his employment by us without “cause” (as defined in his employment agreement) or as a result of a “constructive termination” (as defined in his employment agreement and summarized below), Mr. Tanner is entitled to receive: (1) a lump sum cash severance payment in an amount equal to the sum of (x) one times his base salary, (y) his actual bonus earned for the year immediately preceding the year of termination and (z) a prorated portion, based on the number of days employed in the year of his termination, of the actual bonus earned for the year immediately preceding the year of termination; (2) if the termination of employment occurs prior to November 9, 2018, reimbursement of reasonable costs for Mr. Tanner and his family to relocate to a metropolitan area in the continental U.S., including a gross-up for any applicable income and employment taxes associated therewith; and (3) vesting of all of his then-unvested Incentive Units. In addition, we agreed to pay the employer portion for Mr. Tanner’s continued coverage under our medical and dental benefit plans for up to 12 months following his termination of employment. Upon a termination of employment as a result of death or “disability” (as defined in his employment agreement), Mr. Tanner or his estate (as the case may be) is entitled to a prorated bonus (based on the period number of days employed during the year of termination) equal to the greater of (1) Mr. Tanner’s annual bonus payable at target for the year of termination and (2) Mr. Tanner’s actual bonus earned for the year immediately preceding the year of termination. Mr. Tanner’s employment agreement defines a “constructive termination” as, among other specified events, a material reduction in his annual base salary or target bonus opportunity, a failure to pay his compensation when due, a material and sustained diminution in his authorities and duties, a relocation of his principal place of employment or if we elect not to renew his employment agreement.

Pursuant to the terms of his employment agreement, which modified the vesting terms set forth in the agreements governing his Incentive Units, upon Mr. Tanner’s termination without “cause” or as a result of a “constructive termination” (each as defined in the agreements governing his Incentive Units), all of Mr. Tanner’s unvested Incentive Units will vest. Pursuant to the terms of the agreements governing his Incentive Units, upon an exit event, 25% of his Incentive Units will vest and, if Mr. Tanner’s employment is terminated prior to the third anniversary of the applicable vesting reference date due to death or disability, a prorated portion of 25% of his Incentive Units (excluding Incentive Units in IH1, the IH2 Promote Partnerships and IH3, which anniversaries have passed) will vest.

Terms Applicable to Stock Received in the Conversion

As described under “Narrative to Summary Compensation Table—Long-Term Incentive Compensation,” the vesting and other terms of the shares delivered in the conversion will be subject to the same terms applicable to the corresponding Incentive Units converted as described above.

Covenants

Each NEO is subject to restrictive covenants, including an indefinite confidentiality covenant and covenants regarding non-competition and non-solicitation of employees and current or prospective clients or customers, in each case, at all times during employment and for up to 12 months after termination of employment.

Actions Taken in Connection with the Offering

In connection with this offering, we expect to convert Incentive Units held by our executive officers into shares of our common stock, as described above under “—Narrative to Summary Compensation Table—Long-Term Incentive Compensation.”

In October 2016, we established a supplemental bonus plan for several key executives and employees, including our NEOs. The payment of a bonus under the plan is triggered upon specified events, including an initial public offering (including this offering). Under this supplemental bonus plan, we established a pool with an estimated minimum value of $35 million, which amount is subject to increase based on the value of the Company in connection with this offering. Messrs. Bartling and Freedman were awarded a sharing percentage in this pool, and Mr. Tanner is entitled to receive a dollar-denominated amount if specified Company performance measures are met. In connection with this offering, we expect to replace the cash payable awards with awards of time-vesting restricted share units (“RSUs”) that will vest in three equal annual installments commencing on the completion of this offering and the first and second anniversaries thereafter, subject, in each case, to the award holder’s continued employment through such vesting date.

Director Compensation

The following table provides summary information regarding compensation paid to or accrued by our non-employee directors for services rendered to us during fiscal 2016. Our employee directors and Sponsor-affiliated directors receive no additional compensation for serving as a director. The compensation paid to Mr. Bartling as President and Chief Executive Officer and to Mr. Tanner as Executive Vice President and Chief Investment Officer is presented in the Summary Compensation Table and the related tables and narrative.

Director Compensation Table for Fiscal 2016

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)(2)	All Other Compensation ($)(3)	Total ($)
Nicholas C. Gould	$250,000	$1,074,456	$60,199	$1,684,655
Peter E. Gould	$250,000	$1,074,456	$48,568	$1,373,024
Bryce Blair	$500,000	$259,835	$55,318	$815,153
John B. Rhea	$125,000	—	—	$125,000
John G. Schreiber	$125,000	—	—	$125,000
Jonathan D. Gray	—	—	—	—
Devin Peterson	—	—	—	—
David Roth	—	—	—	—
William J. Stein	—	—	—	—

(1)	Amount represents the aggregate grant date fair value of Incentive Units in IH5 granted to Messrs. Nicholas and Peter Gould and Blair during fiscal 2016 calculated in accordance with FASB ASC Topic 505 and measured as of the initial grant date. The grant date fair value of the exit-vesting portion of these Incentive Units was computed based upon the probable outcome of the performance conditions as of the grant date. Achievement of the performance conditions for these Incentive Units was not deemed probable on the grant date and, accordingly, no value is included in the table for this portion of the awards pursuant to the SEC’s disclosure rules. Assuming achievement of the performance conditions was probable, the grant date fair value of the exit-vesting Incentive Units would have been: $358,152 for Mr. Nicholas Gould; $358,152 for Mr. Peter Gould; and $64,959 for Mr. Blair.

(2)	As of December 31, 2016, Messrs. Nicholas and Peter Gould and Blair held 3,760, 3,760 and 482 unvested Incentive Units, respectively.

(3)	Amount reported for Nicholas Gould represents the Company-paid medical and dental premiums (both the employer and the participant portion of the premiums) for Mr. Gould and his family, a Company-paid airline travel card, Company-reimbursed personal travel expenses, Company-reimbursed cellphone service for Mr. Gould, his assistants and a family member, Company-reimbursed costs incurred by Mr. Gould for his personal attorney and Company-reimbursed costs for Mr. Gould’s personal electronic devices and media subscriptions. Amount reported for Peter Gould represents Company-reimbursed personal travel expenses, Company-reimbursed cellphone service for Mr. Gould, Company-paid medical and dental premiums (both the employer and the participant portion of the premiums) for Mr. Gould and his family, employer-reimbursed costs incurred by Mr. Gould for his personal attorney and Company-reimbursed costs for Mr. Gould’s media subscriptions. Amount reported for Mr. Blair represents the Company-reimbursed costs for Mr. Blair’s administrative assistant and Company-paid medical and dental premiums (the employer portion of the premiums) for Mr. Blair and his family.

Narrative to Director Compensation Table

This section contains a description of the material terms of our compensation arrangements in effect during 2016 for Messrs. Nicholas and Peter Gould, Blair, Rhea and Schreiber. As Messrs. Gray, Peterson, Roth and Stein are affiliates of Blackstone, they did not receive any compensation from us for their services on our board of directors during 2015. Each of our directors is entitled to reimbursement of reasonable out-of-pocket expenses (including travel) incurred in connection with such director’s service on the board.

Messrs. Nicholas and Peter Gould. In 2016, each of Messrs. Nicholas and Peter Gould received an annual cash retainer of $250,000 paid in quarterly installments. In addition, Messrs. Nicholas and Peter Gould received benefits as described in footnote 3 to the Director Compensation Table for Fiscal 2016. Each also received Incentive Units in each of the Promote Partnerships and contributed cash to the Promote Partnerships to offset non-U.S. tax obligations incurred with the grant of such Incentive Units. Of the Incentive Units granted to each of Messrs. Nicholas and Peter Gould, 75% are time-vesting and vest in equal annual installments on each of the first three anniversaries of a specified vesting reference date, subject to such person’s continued availability to perform his duties through the applicable vesting date. The remaining 25% are exit-vesting incentive units. Upon an exit event, all of such person’s time-vesting and exit-vesting Incentive Units will vest. Additionally, if Messrs. Nicholas or Peter Gould’s service ceases prior to the third anniversary of the applicable vesting reference date due to his death or “disability” (as defined in the agreement governing such Incentive Units), 25% of his Incentive Units in IH1 will vest, and his Incentive Units in the IH2 Promote Partnerships, IH3, IH4 and IH5 will vest in an amount equal to (x) 25% of the Incentive Units plus (y) a prorated portion of 25% of the Incentive Units. Each of Messrs. Nicholas and Peter Gould is subject to restrictive covenants, including an indefinite confidentiality covenant and covenants regarding non-competition and non-solicitation of employees and current or prospective clients or customers, in each case, at all times during his service and prior to an exit event. In addition to the Incentive Units granted to Messrs. Nicholas and Peter Gould, each also purchased, through an entity they own, Class A units in the Promote Partnerships for cash and at fair value. This equity has economic characteristics that are similar to those of shares of common stock in a corporation and have no vesting schedule.

Mr. Blair. Mr. Blair serves as the Executive Chairman of our board of directors and is entitled to receive an annual cash retainer of $500,000 payable in quarterly installments prorated for any partial service during any quarter. In 2016, Mr. Blair received benefits as described in footnote 3 to the Director Compensation Table for Fiscal 2016. Mr. Blair has also been granted Incentive Units in each of the Promote Partnerships, 75% of which are time-vesting and vest in equal annual installments on each of the first three anniversaries of a specified vesting reference date (except as to the Incentive Units in IH5, 80% of which are time-vesting and vest in equal annual installments on each of the first four anniversaries of a specified vesting reference date), subject to Mr. Blair’s continued service through the applicable vesting date. The remaining 25% of Mr. Blair’s Incentive Units in IH1, the IH2 Promote Partnerships, IH3 and IH4 are exit-vesting and vest upon the occurrence of an exit event, and the remaining 20% of Mr. Blair’s Incentive Units in IH5 are exit-vesting and vest, together with any then-unvested time-vesting Incentive Units in IH5, upon an exit event. If Mr. Blair’s service ceases due a termination without “cause” or a “constructive termination” (each as defined in the agreement governing such Incentive Units and each a “qualifying termination”), 25% of his Incentive Units in IH1 will vest, 50% of his Incentive Units in the IH2 Promote Partnerships, IH3 and IH4 will vest, and any then-unvested Incentive Units in IH5 will be forfeited. If Mr. Blair experiences a qualifying termination after an exit event, all of his Incentive Units IH1, the IH2 Promote Partnerships, IH3 and IH4 in will vest, and any then-unvested Incentive Units in IH5 will be forfeited. If Mr. Blair’s service ceases prior to the third anniversary of the applicable vesting reference date due to his death or “disability” (as defined in the agreement governing such Incentive Units), a prorated portion of 25% of the Incentive Units in IH1, the IH2 Promote Partnerships, IH3 and IH4 will vest, and any then-unvested Incentive Units in IH5 will be forfeited. Mr. Blair is subject to restrictive covenants, including an indefinite confidentiality covenant and covenants regarding non-competition and non-solicitation of employees and current or prospective clients or customers, in each case, at all times during his directorship and for 12 months after such service ends.

Messrs. Rhea and Schreiber. In 2016, Messrs. Rhea and Schreiber were each entitled to receive an annual cash retainer of $125,000 payable in quarterly installments for serving on our board of directors, prorated for any partial service during any quarter.

In connection with the grant of Incentive Units in IH6 and the grant of the IH6 Bonus Awards described above under “Executive Compensation—Narrative to Summary Compensation Table—Long-Term Incentive Awards,” we expect to make grants of Incentive Units in IH6 to Messrs. Nicholas and Peter Gould and Blair. These Incentive Units are expected to be subject to the same vesting and other terms as the Incentive Units in IH5 held by such individual and will be based on a vesting reference date set forth in the agreement governing such Incentive Units in IH6. The IH6 Bonus Award for each of Messrs. Nicholas and Peter Gould and Blair are expected to be in an amount equal to $500 multiplied by the number of Incentive Units in IH6 granted to such director and will be subject to vesting and settlement on the same terms as the IH6 Bonus Awards granted to members of management and described above under “Executive Compensation—Narrative to Summary Compensation Table—Long-Term Incentive Awards.”

Actions Taken in Connection with the Offering

In connection with this offering, we expect that all of Mr. Blair’s Incentive Units will be converted into shares of our common stock. Similar to our executives, the shares delivered in the conversion will be subject to the same vesting and other terms applicable to the corresponding Incentive Units surrendered. Accordingly, shares received in respect of vested Incentive Units will be shares of vested common stock, and shares received in respect of unvested time-vesting and exit-vesting Incentive Units will be shares of unvested time-vesting and exit-vesting restricted stock. The following table sets forth the assumed number and value of shares of vested common stock and shares of unvested restricted stock that Mr. Blair will receive in exchange for all of his Incentive Units in the Promote Partnerships (including IH6) based on an assumed initial public offering price of $             per share (the midpoint of the estimated price range set forth on the cover page of this prospectus).

	Vested Common Stock Received in Exchange for Vested Incentive Units		Unvested Restricted Stock Received in Exchange for Unvested Incentive Units
Name	(#)	($)	(#)	($)
Bryce Blair

Messrs. Nicholas and Peter Gould are expected to receive in respect of their Incentive Units (including those in IH6) similar limited partner interests in partnerships that will hold shares of our common stock, and such limited partner interests will be fully vested.

We also expect that holders of Class A units in the Promote Partnerships, including Messrs. Nicholas and Peter Gould, will receive shares of our common stock upon conversion of such units.

As of December 31, 2016, the members of the boards of directors of each of IH1, IH2, IH3, IH4, IH5 and IH6 consisted of Messrs. Bartling, Blair, Nicholas Gould, Peter Gould, Gray, Peterson, Rhea, Roth, Schreiber, Stein and Tanner. In connection with this offering, Messrs. Peter Gould, Peterson and Tanner are expected to step down, and Mr. Robert G. Harper is expected to fill one of the vacancies.

Non-Employee Director Compensation Following the IPO

We anticipate adopting new compensation arrangements, entitling each non-employee director (other than directors affiliated with Blackstone) to annual compensation to be determined.

Compensation Committee Interlocks and Insider Participation

During fiscal 2016, our compensation committee was composed of Messrs. Blair, Nicholas Gould, Rhea, Roth and Stein. Mr. Nicholas Gould was formerly an officer of the Company, and Messrs. Roth and Stein are affiliates of Blackstone.

Related person transactions pursuant to Item 404(a) of Regulation S-K involving those who served on our compensation committee are described under “Certain Relationships and Transactions with Related Persons.” In addition, we are participants in transactions involving Blackstone, which are also described in the “Certain Relationships and Transactions with Related Persons” section of this prospectus.

During fiscal 2016, none of our executive officers served as a director or member of the compensation committee (or other committee serving an equivalent function) of any other entity whose executive officers served on our compensation committee or board of directors.

Omnibus Incentive Plan

In connection with this offering, our board of directors expects to adopt, and our stockholders expect to approve, the Omnibus Incentive Plan prior to the completion of the offering.

Purpose

The purpose of the Omnibus Incentive Plan will be to provide a means through which to attract and retain key personnel and to provide a means whereby our directors, officers, employees, consultants and advisors can acquire and maintain an equity interest in us, or be paid incentive compensation, including incentive compensation measured by reference to the value of our common stock, thereby strengthening their commitment to our welfare and aligning their interests with those of our stockholders.

Administration

The Omnibus Incentive Plan will be administered by the compensation committee of our board of directors or such other committee of our board of directors to which it has properly delegated power, or if no such committee or subcommittee exists, the board of directors (as applicable, the “Committee”). The Committee will have the sole and plenary authority to establish the terms and conditions of any award consistent with the provisions of the Omnibus Incentive Plan and applicable law. The Committee will be authorized to interpret, administer, reconcile any inconsistency in, correct any defect in and/or supply any omission in the Omnibus Incentive Plan and any instrument or agreement relating to, or any award granted under, the Omnibus Incentive Plan; establish, amend, suspend, or waive any rules and regulations and appoint such agents as the Committee deems appropriate for the proper administration of the Omnibus Incentive Plan; adopt sub-plans; and to make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Omnibus Incentive Plan. Except to the extent prohibited by applicable law or the applicable rules and regulations of any securities exchange or inter-dealer quotation system on which our securities are listed or traded, the Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it in accordance with the terms of the Omnibus Incentive Plan. Any such allocation or delegation may be revoked by the Committee at any time. Unless otherwise expressly provided in the Omnibus Incentive Plan, all designations, determinations, interpretations, and other decisions under or with respect to the Omnibus Incentive Plan or any award or any documents evidencing awards granted pursuant to the Omnibus Incentive Plan will be within the sole discretion of the Committee, may be made at any time and are final, conclusive and binding upon all persons or entities, including, without limitation, us, any holder or beneficiary of any award, and any of our stockholders.

Shares Subject to the Omnibus Incentive Plan

The Omnibus Incentive Plan will provide that the total number of shares of common stock that may be issued under the Omnibus Incentive Plan is              (excluding those shares of common stock issued in the conversion of management interests in connection with this offering) all of which may be granted pursuant to incentive stock options; the maximum number of shares for which options or stock appreciation rights may be granted to any individual participant during any single fiscal year is              ; the maximum number of shares for which performance compensation awards denominated in shares may be granted (excluding those shares of common stock issued in the conversion of management interests in connection with this offering) to any individual participant in respect of a single fiscal year is              (or if any such awards are settled in cash, the maximum amount may not exceed the fair market value of such shares on the last day of the performance period to which such award relates); the maximum number of shares of common stock granted during a single fiscal year to any non-employee director, taken together with any cash fees paid to such non-employee director during the fiscal year, will not exceed $            in total value; and the maximum amount that may be paid to any individual for a single fiscal year under a performance compensation award denominated in cash is $            . In

the event any award (other than a substitute award, as described below) expires or is cancelled, forfeited, terminated, settled in cash, or is otherwise settled without delivery of the full number of shares subject to such award, including as a result of net settlement of the award for the payment of the exercise price or taxes, the undelivered or surrendered shares may be granted again under the Omnibus Incentive Plan. However, such shares will not become available for re-issuance under the Omnibus Incentive Plan if either (i) the shares are withheld or surrendered after the termination of the Omnibus Incentive Plan, or (ii) at the time of such withholding or surrender, such re-issuance would constitute a material revision of the Omnibus Incentive Plan subject to stockholder approval under any applicable then-current securities exchange rules. Awards may, in the sole discretion of the Committee, be granted in assumption of, or in substitution for, outstanding awards previously granted by an entity directly or indirectly acquired by us or with which we combine (referred to as “substitute awards”), and such substitute awards will not be counted against the total number of shares that may be issued under the Omnibus Incentive Plan, except that substitute awards intended to qualify as “incentive stock options” will count against the limit on incentive stock options described above. No award may be granted under the Omnibus Incentive Plan after the tenth anniversary of the effective date (as defined therein), but awards granted before such tenth anniversary may extend beyond that date.

Options

The Committee may grant non-qualified stock options and incentive stock options under the Omnibus Incentive Plan, with terms and conditions determined by the Committee that are not inconsistent with the Omnibus Incentive Plan; provided that all stock options granted under the Omnibus Incentive Plan are required to have a per share exercise price that is not less than 100% of the fair market value of our common stock underlying such stock options on the date an option is granted (other than in the case of options that are substitute awards), and all stock options that are intended to qualify as incentive stock options must be granted pursuant to an award agreement expressly stating that the option is intended to qualify as an incentive stock option, and will be subject to the terms and conditions that comply with the rules as may be prescribed by Section 422 of the Code.

The maximum term for stock options granted under the Omnibus Incentive Plan will be ten (10) years from the initial date of grant, or with respect to any stock options intended to qualify as incentive stock options, such shorter period as prescribed by Section 422 of the Code. However, if a non-qualified stock option would expire at a time when trading of shares of common stock is prohibited by the Company’s insider trading policy (or “blackout period” imposed by us), the term will automatically be extended to the 30th day following the end of such period. The purchase price for the shares as to which a stock option is exercised may be paid to us, to the extent permitted by law (1) in cash or its equivalent at the time the stock option is exercised, (2) in shares having a fair market value equal to the aggregate exercise price for the shares being purchased and satisfying any requirements that may be imposed by the Committee or (3) by such other method as the Committee may permit in its sole discretion, including, without limitation, (A) in other property having a fair market value on the date of exercise equal to the exercise price, (B) if there is a public market for the shares at such time, through the delivery of irrevocable instructions to a broker to sell the shares being acquired upon the exercise of the stock option and to deliver to us the amount of the proceeds of such sale equal to the aggregate exercise price for the shares being purchased, or (C) through a “net exercise” procedure effected by withholding the minimum number of shares needed to pay the exercise price and all applicable required withholding taxes. Any fractional shares of common stock will be settled in cash.

Stock Appreciation Rights

The Committee may grant stock appreciation rights under the Omnibus Incentive Plan, with terms and conditions determined by the Committee that are not inconsistent with the Omnibus Incentive Plan. Generally, each stock appreciation right will entitle the participant upon exercise to an amount (in cash, shares or a combination of cash and shares, as determined by the Committee) equal to the product of (1) the excess of (A) the fair market value on the exercise date of one share of common stock, over (B) the strike price per share, times (2) the number of shares of common stock covered by the stock appreciation right. The strike price per share of a stock appreciation right will be determined by the Committee at the time of grant but in no event may such amount be less than the fair market value of a share of common stock on the date the stock appreciation right is granted (other than in the case of stock appreciation rights granted in substitution of previously granted awards). Stock appreciation rights granted independent of an option vest and become exercisable as determined by the Committee.

Restricted Shares and Restricted Stock Units

The Committee may grant restricted shares of our common stock or restricted stock units representing the right to receive, upon the expiration of the applicable restricted period, one share of common stock for each restricted stock unit, or, in its sole discretion of the Committee, the cash value thereof (or any combination thereof), which will vest as determined by the Committee. As to restricted shares of our common stock, subject to the other provisions of the Omnibus Incentive Plan, the participant generally will have the rights and privileges of a stockholder as to such restricted shares of common stock, including without limitation the right to vote such restricted shares of common stock (except, that if the lapsing of restrictions with respect to such restricted shares of common stock is contingent on satisfaction of performance conditions other than or in addition to the passage of time, any dividends payable on such restricted shares of common stock will be retained and delivered without interest to the holder of such shares when the restrictions on such shares lapse). Participants will have no rights or privileges as stockholders with respect to restricted stock units.

OP Unit Awards

The Committee may issue awards in the form of OP Units or other classes of partnership units in our Operating Partnership established pursuant to the Operating Partnership’s agreement of limited partnership. OP Unit awards will be valued by reference to, or otherwise determined by reference to or based on, shares of our common stock. OP Unit awards may be (1) convertible, exchangeable or redeemable for other limited partnership interests in the Operating Partnership or shares of our common stock or (2) valued by reference to the book value, fair value or performance of the Operating Partnership.

For purposes of calculating the number of shares underlying an OP Unit award relative to the total number of shares of our common stock available for issuance under the Omnibus Incentive Plan, the Committee will establish in good faith the maximum number of shares to which a participant receiving an OP Unit award may be entitled upon fulfillment of all applicable conditions set forth in the relevant award documentation, including vesting conditions, partnership capital account allocations, value accretion factors, conversion ratios, exchange ratios and other similar criteria. If and when any such conditions are no longer capable of being met, in whole or in part, the number of shares of our common stock underlying such OP Unit award will be reduced accordingly by the Committee, and the number of shares available under the Omnibus Incentive Plan will be increased by one share for each share so reduced. The Committee will determine all other terms of an OP Unit award.

Other Equity-Based and Cash-Based Awards

The Committee may grant other equity-based or cash-based awards under the Omnibus Incentive Plan, with terms and conditions determined by the Committee that are not inconsistent with the Omnibus Incentive Plan.

Performance Compensation Awards

The Committee has the authority, at or before the time of grant of any award, to designate such award as a “performance compensation award” intended to qualify as “performance-based compensation” under Section 162(m) of the Code. The Committee has sole discretion to select the length of any applicable performance periods, the types of performance compensation awards to be issued, the applicable performance criteria and performance goals, and the kinds and/or levels of performance goals that are to apply. The performance criteria that will be used to establish the performance goals may be based on the attainment of specific levels of performance of the Company (and/or one or more affiliates, divisions or operational and/or business units, product lines, brands, business segments, administrative departments, or any combination of the foregoing) and will be limited to those set forth in the Omnibus Incentive Plan. Unless otherwise determined by the Committee at the time a performance compensation award is granted, the Committee will, during the first 90 days of a performance period (or, within any other maximum period allowed under Section 162(m) of the Code), or at any time thereafter to the extent the exercise of such authority at such time would not cause the performance compensation awards granted to any participant for such performance period to fail to qualify as “performance-based compensation” under Section 162(m) of the Code, specify adjustments or modifications to be made to the calculation of a performance goal for such performance period, based on and to appropriately reflect the applicable events laid out in the Omnibus Incentive Plan.

Following the completion of a performance period, the Committee will review and certify in writing whether, and to what extent, the performance goals for the performance period have been achieved and, if so, calculate and certify in writing that amount of the performance compensation awards earned for the period based upon the performance formula. In determining the actual amount of an individual participant’s performance compensation award for a performance period, the Committee has the discretion to reduce or eliminate the amount of the performance compensation award consistent with Section 162(m) of the Code. Unless otherwise provided in the applicable award agreement, the Committee does not have the discretion to (A) grant or provide payment in respect of performance compensation awards for a performance period if the performance goals for such performance period have not been attained; or (B) increase a performance compensation award above the applicable limitations set forth in the Omnibus Incentive Plan.

Effect of Certain Events on Omnibus Incentive Plan and Awards

In the event of (a) any dividend (other than regular cash dividends) or other distribution (whether in the form of cash, shares of common stock, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of our shares of common stock or other securities, issuance of warrants or other rights to acquire our shares of common stock or other securities, or other similar corporate transaction or event (including, without limitation, a change in control, as defined in the Omnibus Incentive Plan) that affects the shares of common stock, or (b) unusual or nonrecurring events affecting us, including changes in applicable rules, rulings, regulations or other requirements (including an internal reorganization) that the Committee determines, in its sole discretion, could result in substantial dilution or enlargement of the rights intended to be granted, or available, under the Omnibus Incentive Plan (each, an “adjustment event”), such that in either case an adjustment or substitution is determined by the Committee in its sole discretion to be necessary or appropriate, then the Committee must make any such adjustments or substitutions in such manner as it may deem equitable, including, without limitation, any or all of: (A) the “Absolute Share Limit” (as defined in the Omnibus Incentive Plan), or any other limit applicable under the Omnibus Incentive Plan with respect to the number of awards which may be granted thereunder, (B) the number of shares of common stock or other of our securities (or number and kind of other securities or other property), which may be issued in respect of awards or with respect to which awards may be granted under the Omnibus Incentive Plan or any sub-plan, and (C) the terms of any outstanding award, including, without limitation: (1) the number of shares of common stock or other of our securities (or number and kind of other securities or other property) subject to outstanding awards or to which outstanding awards relate; (2) the exercise price or strike price with respect to any award; or (3) any applicable performance measures (including without limitation, performance criteria and performance goals); provided, that in the case of any “equity restructuring,” the Committee shall make an equitable or proportionate adjustment to outstanding awards to reflect such equity restructuring.

Without limiting the foregoing, in connection with any change in control (as defined in the Omnibus Incentive Plan), the Committee may, in its sole discretion, provide for any one or more of the following: (A) a substitution or assumption of awards, accelerating the vesting or exercisability of, lapse of restrictions on, or termination of awards or providing for a period of time for participants to exercise outstanding awards prior to the occurrence of such event; and (B) cancellation of any one or more outstanding awards and causing to be paid to the participants holding vested awards (including any awards that would vest as a result of the occurrence of such event but for such cancellation, or for which vesting is accelerated by the Committee in connection with such event) the value of such awards, if any, as determined by the Committee (which value, if applicable, may be based upon the price per share of common stock received or to be received by other stockholders of the Company in such event), including without limitation, in the case of options and stock appreciation rights, a cash payment equal to the excess, if any, of the fair market value of the shares of common stock subject to the option or stock appreciation right over the aggregate exercise price or strike price thereof.

For the avoidance of doubt, the Committee may cancel any stock option or stock appreciation right for no consideration if the fair market value of the shares subject to such option or stock appreciation right is less than or equal to the aggregate exercise price or strike price of such stock option or stock appreciation right.

Nontransferability of Awards

An award will not be transferable or assignable by a participant other than by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance will be void and unenforceable against us or any affiliate (unless such a transfer is specifically required pursuant to a domestic relations order or by applicable law). However, the Committee may, in its sole discretion, permit awards (other than incentive stock options) to be transferred, including transfers to a participant’s family members, any trust established solely for the benefit of participant or such participant’s family members, any partnership or limited liability company of which participant, or participant and participant’s family members, are the sole member(s), and a beneficiary to whom donations are eligible to be treated as “charitable contributions” for tax purposes.

Amendment and Termination

The board of directors may amend, alter, suspend, discontinue, or terminate the Omnibus Incentive Plan or any portion thereof at any time; provided, that no such amendment, alteration, suspension, discontinuance or termination may be made without stockholder approval if (1) stockholder approval is necessary to comply with any regulatory requirement applicable to the Omnibus Incentive Plan or for changes in GAAP to new accounting standards, (2) it would materially increase the number of securities which may be issued under the Omnibus Incentive Plan (except for adjustments in connection with certain corporate events), or (3) it would materially modify the requirements for participation in the Omnibus Incentive Plan; provided, further, that any such amendment, alteration, suspension, discontinuance or termination that would materially and adversely affect the rights of any participant or any holder or beneficiary of any award will not to that extent be effective without such individual’s consent. The Committee may, to the extent consistent with the terms of any applicable award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any award granted or the associated award agreement, prospectively or retroactively, subject to the consent of the affected participant if any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination would materially and adversely affect the rights of any participant with respect to such award; provided, further, that without stockholder approval, except as otherwise permitted in the Omnibus Incentive Plan, (1) no amendment or modification may reduce the exercise price of any option or the strike price of any stock appreciation right, (2) the Committee may not cancel any outstanding option or stock appreciation right and replace it with a new option or stock appreciation right (with a lower exercise price or strike price, as the case may be) or other award or cash payment that is greater than the value of the cancelled option or stock appreciation right, and (3) the Committee may not take any other action which is considered a “repricing” for purposes of the stockholder approval rules of any securities exchange or inter-dealer quotation system on which our securities are listed or quoted.

Dividends and Dividend Equivalents

The Committee may, in its sole discretion, provide part of an award with dividends, dividend equivalents, or similar payments in respect of awards, on such terms and conditions as may be determined by the Committee in its sole discretion; provided, that no dividend equivalents will be payable in respect of outstanding (1) options or stock appreciation rights or (2) unearned performance compensation awards or other unearned awards subject to performance conditions (other than or in addition to the passage of time), although dividend equivalents may be accumulated in respect of unearned awards and paid within 15 days after such awards are earned and become earned, payable or distributable.

To the extent provided in the applicable award agreement, upon the payment by us of dividends on shares of common stock, a holder of outstanding restricted stock units will be entitled to be credited with dividend equivalent payments in cash (unless the Committee, in its sole discretion, elects to credit such payments in shares of common stock having a fair market value equal to the amount of such dividend) and interest may, at the sole discretion of the Committee, be credited on the amount of cash dividend equivalents at a rate and subject to such terms as determined by the Committee, which will be payable at the same time as the underlying restricted stock units are settled following the release of restrictions on such restricted stock units. To the extent provided in an OP Unit award, upon the payment by us of dividends on shares of common stock or distributions from the Operating Partnership, a holder of OP Units will be entitled to be credited with dividend or dividend equivalent payments in the form of, at the sole discretion of the Committee, cash, shares, or limited partnership interests having a fair market value equal to the amount of such dividend, and interest may, at the sole discretion of the Committee, be credited on the amount of cash dividend equivalents at a rate and subject to such terms as determined by the Committee, which will be payable at the same time as the underlying OP Units are settled following the release of restrictions on such OP Units.

Clawback/Repayment

All awards are subject to reduction, cancellation, forfeiture or recoupment to the extent necessary to comply with (1) any clawback, forfeiture, or other similar policy adopted by the board of directors or the Committee as in effect from time to time and (2) applicable law. Further, to the extent that the any award holder receives any amount in excess of the amount that such award holder should otherwise have received under the terms of the award for any reason (including, without limitation, by reason of a financial restatement, mistake in calculations or other administrative error), the award holder will be required to repay any such excess amount to the Company.

Detrimental Activity

If a participant has engaged in any detrimental activity, as defined in the Omnibus Incentive Plan and as determined by the Committee, the Committee may, in its sole discretion, provide for one or both of the following: (1) cancellation of any or all of such participant’s outstanding awards; or (2) forfeiture by the participant of any gain realized on the vesting or exercise of awards and prompt repayment to us of any such gain.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Pre-IPO Transactions

As described in greater detail in “Organizational Structure—Pre-IPO Transactions,” prior to this offering, we will effect the Pre-IPO Transactions whereby, among other things, Invitation Homes Inc. will acquire and contribute to our Operating Partnership all of the interests in the IH Holding Entities and/or their subsidiaries and our pre-IPO owners will acquire newly issued shares of common stock in Invitation Homes Inc. Members of our management hold incentive awards in the form of equity interests in these IH Holding Entities or affiliated entities, and in connection with the Pre-IPO Transactions, all or a portion of these equity interests may be exchanged for direct or indirect equity interests in us. See “Management—Executive Compensation.”

Stockholders’ Agreement

In connection with this offering, we intend to enter into a stockholders’ agreement with our Sponsor and its affiliates. This agreement will require us to nominate a number of individuals designated by our Sponsor for election as our directors at any meeting of our stockholders (each a “Sponsor Director”) such that, upon the election of each such individual, and each other individual nominated by or at the direction of our board of directors or a duly-authorized committee of the board, as a director of our company, the number of Sponsor Directors serving as directors of our company will be equal to: (1) if our pre-IPO owners and their affiliates together continue to beneficially own at least 50% of the shares of our common stock entitled to vote generally in the election of directors as of the record date for such meeting, the lowest whole number that is greater than 50% of the total number of directors comprising our board of directors; (2) if our pre-IPO owners and their affiliates together continue to beneficially own at least 40% (but less than 50%) of the shares of our common stock entitled to vote generally in the election of directors as of the record date for such meeting, the lowest whole number that is at least 40% of the total number of directors comprising our board of directors; (3) if our pre-IPO owners and their affiliates together continue to beneficially own at least 30% (but less than 40%) of the shares of our common stock entitled to vote generally in the election of directors as of the record date for such meeting, the lowest whole number that is at least 30% of the total number of directors comprising our board of directors; (4) if our pre-IPO owners and their affiliates together continue to beneficially own at least 20% (but less than 30%) of the shares of our common stock entitled to vote generally in the election of directors as of the record date for such meeting, the lowest whole number that is at least 20% of the total number of directors comprising our board of directors; and (5) if our pre-IPO owners and their affiliates together continue to beneficially own at least 5% (but less than 20%) of the shares of our common stock entitled to vote generally in the election of directors as of the record date for such meeting, the lowest whole number that is at least 10% of the total number of directors comprising our board of directors. For so long as the stockholders’ agreement remains in effect, Sponsor Directors may not be removed without the consent of our Sponsor. In the case of a vacancy on our board created by the removal or resignation of a Sponsor Director, the stockholders’ agreement will require us to nominate an individual designated by our Sponsor for election to fill the vacancy. As described more specifically in “Certain Provisions of Maryland Law and of Our Charter and Bylaws,” the stockholders’ agreement and our charter and bylaws will require that certain amendments to our charter and bylaws, and any change to the number of our directors, will require the consent of our Sponsor.

Our Sponsor has advised us that, when it ceases to own a majority of the total shares of our common stock entitled to vote generally in the election of directors, it will ensure that Blackstone employees will no longer constitute a majority of our board of directors.

The stockholders’ agreement will remain in effect until our Sponsor is no longer entitled to nominate a Sponsor Director pursuant to the stockholders’ agreement, unless our Sponsor requests that it terminate at an earlier date.

Registration Rights Agreement

In connection with this offering, we intend to enter into a registration rights agreement that will provide our Sponsor an unlimited number of “demand” registrations and customary “piggyback” registration rights. The registration rights agreement also provides that we will pay certain expenses relating to such registrations and indemnify the registration rights holders against certain liabilities which may arise under the Securities Act.

Indemnification Agreements

We intend to enter into indemnification agreements with our directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Maryland law and our charter and bylaws against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Services Agreement

On October 1, 2012, THR Property Management L.P., a wholly owned subsidiary of Invitation Homes L.P., entered into a services agreement (the “Services Agreement”) with CAS Residential, LLC, an entity affiliated with certain of our pre-IPO owners, with respect to the provision of property accounting services. The Services Agreement provided for fees to be paid to CAS Residential, LLC based upon a full reimbursement of actual expenses incurred, as well as an additional 10.0% of compensation costs less any severance payments. The Services Agreement was terminated on October 31, 2014. For the year ended December 31, 2014, we incurred $4.0 million of service fees pursuant to the terms of the Services Agreement.

Property Management Agreements

On December 31, 2012, THR Property Management L.P., our wholly owned subsidiary, entered into an agreement (the “Contribution Agreement”) with certain of our pre-IPO owners, including Mr. Dallas Tanner, our Executive Vice President and Chief Investment Officer. Pursuant to the Contribution Agreement, certain of our pre-IPO owners, including Mr. Tanner, assigned their interest in certain property management services agreements (the “assigned management agreements”) related to single-family rental properties owned by them to THR Property Management L.P. in exchange for equity interests in certain of the IH Holding Entities. Under the terms of such assignment, THR Property Management L.P. was entitled to 100% of the property management fees payable, including a 15% profit on reimbursed expenses, under the assigned management agreements in return for providing property management services thereunder. For the year ended December 31, 2013 and for the period from January 1, 2014 through July 8, 2014, we received management fees under the assigned management agreements of $0.4 million and $0.2 million, respectively. The assigned management agreements were terminated on July 8, 2014.

Warehouse Loans

From time to time certain of the IH Holding Entities have borrowed funds in the form of warehouse loans from affiliates of our Sponsor. Interest on amounts borrowed accrues at rates based on a spread to LIBOR ranging from 250 to 275 basis points, and any unpaid interest amounts are compounded into the remaining unpaid principal balance on a monthly basis. As of September 30, 2016, there was an aggregate principal amount outstanding under such warehouse loans of $11.8 million. For the nine months ended September 30, 2016 and each of the three years ended December 31, 2015, the largest aggregate principal amount outstanding under such warehouse loans was $114.3 million, $270.7 million, $483.1 million and $509.0 million, respectively. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Warehouse Loans.”

At or prior to the completion of this offering, we expect to repay all outstanding borrowings under the warehouse loans and do not expect to enter into any additional warehouse loans with our Sponsor in the future.

Loans to Directors and Executive Officers

In May 2014, we made a loan to Mr. Nicholas C. Gould, a member of our board of directors, pursuant to a promissory note in the principal amount of $7.5 million. The note bears interest at a rate of 1.97% per annum, which is added to principal on each anniversary of the issue date, and is secured by equity interests held by Mr. Gould in Invitation Homes L.P. As of September 30, 2016, the note had an outstanding balance, including capitalized interest, of approximately $7.6 million. The note will cease to be outstanding prior to the date on which the registration statement of which this prospectus is a part is first publicly filed with the SEC.

In November 2015, we made a loan to Mr. Dallas B. Tanner, our Executive Vice President and Chief Investment Officer, pursuant to a promissory note in the principal amount of $1.5 million, in connection with Mr. Tanner’s relocation to Company headquarters in Dallas, Texas. The note bears interest at a rate of 1.57% per annum, which is added to principal on each anniversary of the issue date, and is secured by equity interests held by Mr. Tanner in Invitation Homes L.P. As of September 30, 2016, the note had an outstanding balance, including capitalized interest, of approximately $1.5 million. In December 2016, we purchased approximately $1.5 million of Incentive Units at fair value from Mr. Tanner, and following the purchase of such units, Mr. Tanner repaid the outstanding balance on the note.

Products and Services

From time to time we have purchased products and services from companies affiliated with Blackstone. We are party to a cyber security services agreement with Optiv Inc., an affiliate of Blackstone, pursuant to which Optiv Inc. provides us with certain cyber security services. In 2015 and 2014, the expenses we incurred for these services totaled $0.7 million and $0.2 million, respectively. We did not incur material expenses for these services in 2013 or during the nine months ended September 30, 2016.

Sponsor Exemption from Ownership Limit

In order for us to qualify as a REIT for U.S. federal income tax purposes, our stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of our stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities such as qualified pension plans) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made).

Our charter will contain restrictions on the ownership and transfer of our stock. Subject to the exceptions described below, no person or entity may beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% (in value or by number of shares, whichever is more restrictive) of our outstanding common stock or 9.8% in value of our outstanding stock. We refer to these restrictions, collectively, as the “ownership limit.” We expect that, before the completion of this offering, our board of directors will grant an exemption from the ownership limit to our Sponsor and its affiliates. See “Description of Stock—Restrictions on Ownership and Transfer.”

Directed Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 1% of the shares offered by this prospectus for sale to some of our directors, officers, employees and related persons as part of a directed share program. The directed share program will not limit the ability of such directors, officers and their family members, or holders of more than 5% of our capital stock, to purchase more than $120,000 in value of our common stock. We do not currently know the extent to which these related persons will participate in our directed share program, if at all, or the extent to which they will purchase more than $120,000 in value of our common stock.

Statement of Policy Regarding Transactions with Related Persons

Prior to the completion of this offering, our board of directors will adopt a written statement of policy regarding transactions with related persons, which we refer to as our “related person policy.” Our related person policy will require that a “related person” (as defined as in Item 404(a) of Regulation S-K, which includes security holders who beneficially own more than 5% of our common stock, including our Sponsor) must promptly disclose to our Chief Legal Officer any “related person transaction” (defined as any transaction that is anticipated would be reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. The Chief Legal Officer will then promptly communicate that information to our board of directors. No related person transaction will be executed without the approval or ratification of our board of directors or a duly authorized committee of our board of directors. It is our policy that directors interested in a related person transaction will recuse themselves from any vote on a related person transaction in which they have an interest.

POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

The following is a discussion of certain of our investment, financing and other policies that will be in place following the completion of this offering. These policies have been determined by our board of directors and, in general, may be amended and revised from time to time at the discretion of our board of directors without notice to or a vote of our stockholders.

Our Investment Policies

The following is a discussion of our investment policies and our policies with respect to certain other activities, including financing matters and conflicts of interest. These policies may be amended or revised from time to time at the discretion of our board of directors without stockholder approval. We cannot assure you that our investment objectives will be attained.

Investment in Real Estate and Interests in Real Estate

We conduct substantially all of our investment activities through our operating partnership and its subsidiaries. Our investment objectives are to generate attractive, risk-adjusted returns for our stockholders through dividends and capital appreciation. We have not established a specific policy regarding the relative priority of these investment objectives. For a discussion of our business and growth strategies, see “Business—Our Business and Growth Strategies.”

We pursue our investment objectives primarily through the ownership by our operating partnership of single-family rental properties. Future investment activities will not be limited to any geographic area, property type or to a specified percentage of our assets. While we may diversify in terms of property locations, size and market, we do not have any limit on the amount or percentage of our assets that may be invested in any one property or any one geographic area. We intend to engage in such future investment activities in a manner that is consistent with the maintenance of our status as a REIT for U.S. federal income tax purposes. In addition, we may purchase or lease other income-producing properties for long-term investment or sell such properties, in whole or in part, when circumstances warrant.

We may also participate with third parties in property ownership through investment vehicles, including joint ventures, partnership arrangements or other types of co-ownership. These types of investments may permit us to own interests in larger portfolios of properties and, therefore, provide us with flexibility in structuring our portfolio. We may participate in these investment vehicles even if we have funds available for investment. We will not, however, enter into an investment vehicle that would not otherwise meet our investment policies, as established or modified by our board of directors from time to time.

The structure and terms of the investment vehicles may vary and will depend on market conditions. We will manage the residences owned by these investment vehicles.

We do not have a specific policy to acquire assets primarily for capital gain or primarily for income.

Investments in Real Estate Mortgages

Our business and growth strategies emphasize equity investments in single-family rental properties and we have no current intention to invest in mortgages or to engage in originating, servicing or warehousing mortgages or other mortgage activities. However, our investment policies will not restrict our ability to invest in mortgages, whether or not in single-family rental properties, or to engage in mortgage activities, including, without limitation, originating, servicing and warehousing mortgages. Accordingly, we may, at the discretion of our board of directors, invest in mortgages, including non-performing loans, and other types of real estate interests in the future, including, without limitation, participating in convertible mortgages; provided, in each case, that such investment is consistent with our qualification as a REIT. Investments in real estate mortgages run the risk that one or more borrowers may default under certain mortgages and that the collateral securing such mortgages may not be sufficient to enable us to recoup our full investment.

Investments in Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers

Subject to the gross income and asset tests necessary for REIT qualification, we may invest in securities of other REITs, other entities engaged in real estate activities or securities of other issuers, including for the purpose of exercising control over such entities. We do not currently have any policy limiting the types of entities in which we may invest or the proportion of assets to be so invested, whether through acquisition of an entity’s common shares, limited liability or partnership interests, interests in another REIT or entry into a joint venture. We do not intend to underwrite securities of other issuers.

Investments in Other Securities

Other than as described above, we do not intend to invest in any additional securities such as bonds, preferred shares or common shares.

Purchase and Sale of Investments

We expect to invest in our properties primarily for generation of current rental income and long-term capital appreciation. We may deliberately and strategically dispose of certain properties in the future and redeploy funds into new acquisitions that align with our strategic objectives.

Lending Policies

While we do not presently engage in any significant lending, we may consider seller financing in the future. We do not have a policy limiting our ability to make loans to other persons, although our ability to do so may be limited by applicable law, such as the Sarbanes-Oxley Act. Subject to tax rules applicable to REITs, we may choose to guarantee debt of certain joint ventures with third parties. Our board of directors may adopt a formal lending policy in the future without notice to or consent of our stockholders.

Issuance of Additional Securities

If our board of directors determines that obtaining additional capital would be advantageous to us, we may, without stockholder approval (unless such approval is required by applicable law, the terms of any other class or series of our stock or the rules of any stock exchange or automated quotation system on which any of our stock is traded), issue debt or equity securities, including causing our operating partnership to issue OP Units, retain earnings (subject to the REIT distribution requirements for U.S. federal income tax purposes) or pursue a combination of these methods. As long as our operating partnership is in existence, the proceeds of all equity capital raised by us will be contributed to our operating partnership.

We may offer shares of our common stock, OP Units, or other debt or equity securities in exchange for cash, real estate assets or other investment targets, and to repurchase or otherwise re-acquire our common stock, OP Units or other debt or equity securities. We may issue shares of preferred stock from time to time, in one or more classes or series, as authorized by our board of directors without the need for stockholder approval (unless such approval is required by applicable law, the terms of any other class or series of our stock or the rules of any stock exchange or automated quotation system on which any of our stock is traded). We have not adopted a specific policy governing the issuance of senior securities at this time.

Reporting Policies

We intend to make available to our stockholders (i) audited annual financial statements and annual reports and (ii) unaudited quarterly financial statements and quarterly reports. Upon completion of this offering, we will become subject to the information reporting requirements of the Exchange Act, pursuant to which we will file periodic reports, proxy statements and other information, including audited financial statements, with the SEC.

Investment Company Act of 1940

We intend to conduct our operations so that neither we nor any of our subsidiaries are required to register as an investment company under the Investment Company Act. Investments are also subject to our policy not to be treated as an investment company under the Investment Company Act.

Our Financing Strategy

We expect to employ leverage in our capital structure in amounts determined from time to time by our board of directors. Although our board of directors has not adopted a policy that limits the total amount of indebtedness that we may incur, it will consider a number of factors in evaluating our level of indebtedness from time to time, as well as the amount of such indebtedness that will be either fixed or variable rate. Our charter and bylaws that will be in effect following this offering will not limit the amount or percentage of indebtedness that we may incur nor will they restrict the form in which our indebtedness will be taken (including recourse or non-recourse debt, cross collateralized debt, etc.). Our board of directors may from time to time modify our debt policy in light of the then-current economic conditions, relative costs of debt and equity capital, market values of our properties, general market conditions for debt and equity securities, fluctuations in the market price of our common stock, growth and acquisition opportunities and other factors. To the extent our board of directors determines to obtain additional capital, we may, without stockholder approval, issue debt or equity securities (including, among others additional mortgage loans), retain earnings (subject to the REIT distribution requirements for U.S. federal income tax purposes) or pursue a combination of these methods. There can be no assurance that we will be able to access these financing sources on favorable terms or at all.

Conflict of Interest Policies

We have adopted certain policies designed to eliminate or minimize certain potential conflicts of interest. Specifically, we will adopt a Code of Business Conduct and Ethics that generally prohibits conflicts of interest between our officers and employees on the one hand, and our company on the other hand. Our Code of Business Conduct and Ethics will also generally limit our employees and officers from competing with our company or taking for themselves opportunities that are discovered through use of property or information of or position with our company. Waivers of our Code of Business Conduct and Ethics may be granted by the board of directors or a committee thereof. However, we cannot assure you these policies or provisions of law will always succeed in eliminating the influence of such conflicts. If they are not successful, decisions could be made that might fail to reflect fully the interests of all stockholders. In addition, our charter will, to the maximum extent permitted from time to time by Maryland law, renounce any interest or expectancy that we have in, or any right to be offered an opportunity to participate in, any business opportunities that are from time to time presented to or developed by our directors or their affiliates, other than to those directors who are employed by us or our subsidiaries, unless the business opportunity is expressly offered or made known to such person in his or her capacity as a director. See “Certain Provisions of Maryland Law and of Our Charter and Bylaws—Competing Interests and Activities of Our Non-Employees Directors.”

Policies with Respect to Certain Other Activities

We will have authority to offer common stock, preferred stock, options to purchase stock or other securities in exchange for property, repurchase or otherwise acquire our common stock or other securities in the open market or otherwise, and we may engage in such activities in the future. Our board of directors has no present intention of causing us to repurchase any common stock, although we may do so in the future. We may issue preferred stock from time to time, in one or more series, as authorized by our board of directors without the need for stockholder approval. See “Description of Stock.” We have not engaged in trading, underwriting or agency distribution or sale of securities of other issuers and do not intend to do so. At all times, we intend to make investments in such a manner as to qualify as a REIT, unless because of circumstances or changes in the Code or the Treasury regulations our board of directors determines that it is no longer in our best interest to qualify as a REIT. We may make loans to third parties, including, without limitation, to joint ventures in which we participate. We intend to make investments in such a way that we will not be treated as an investment company under the Investment Company Act.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock immediately following this offering by (1) each person known to us to beneficially own more than 5% of any class of the outstanding voting securities of Invitation Homes Inc., (2) each of our directors, director nominees and named executive officers and (3) all of our directors and executive officers as a group.

The information set forth below regarding the number of shares of our common stock beneficially owned by the identified persons gives effect to the acquisition by such persons of such shares pursuant to the Pre-IPO Transactions.

Beneficial ownership is determined in accordance with the rules of the SEC.

Name of Beneficial Owner(1)	Number of Shares of Common Stock Beneficially Owned	Percentage of All Shares of Common Stock(1)
Blackstone(2)			%
John B. Bartling Jr.
Bryce Blair
Nicholas C. Gould
Jonathan D. Gray(3)
Robert G. Harper(3)
John B. Rhea
David A. Roth(3)
John G. Schreiber
William J. Stein(3)
Ernest M. Freedman
Dallas B. Tanner
All directors, director nominees and executive officers as a group (12 persons)

*	Less than 1%.
(1)	Assumes shares of our common stock outstanding immediately following this offering.
(2)	Amounts beneficially owned reflect directly held by Invitation Homes Parent L.P., directly held by Preeminent Parent L.P., directly held by Invitation Homes 2-A L.P., directly held by Invitation Homes 3 Parent L.P., directly held by Invitation Homes 4 Parent L.P., directly held by Invitation Homes 5 Parent L.P. and directly held by Invitation Homes 6 Parent L.P.

The general partner of Invitation Homes Parent L.P. is Invitation Homes Parent GP LLC. The sole member of Invitation Homes GP LLC is THR Investor LLC. THR Investor LLC is owned by Blackstone Family Real Estate Partnership VII-SMD L.P., Blackstone Real Estate Holdings VII–NQ L.P., Blackstone Real Estate Holdings VII–NQ–ESC L.P., Blackstone Real Estate Partners VII-NQ L.P., Blackstone Real Estate Partners VII.F-NQ (AV) L.P., Blackstone Real Estate Partners VII.TE.1-NQ L.P., Blackstone Real Estate Partners VII.TE.2-NQ L.P., Blackstone Real Estate Partners VII.TE.3-NQ L.P., Blackstone Real Estate Partners VII.TE.4-NQ L.P., Blackstone Real Estate Partners VII.TE.5-NQ L.P., Blackstone Real Estate Partners VII.TE.6-NQ L.P., Blackstone Real Estate Partners VII.TE.7-NQ L.P. and Blackstone Real Estate Partners VII.TE.8-NQ L.P. The general partner of Blackstone Family Real Estate Partnership VII-SMD L.P. is Blackstone Family GP L.L.C., which is, in turn, wholly owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. The general partner of Blackstone Real Estate Holdings VII-NQ L.P. and Blackstone Real Estate Holdings VII-NQ-ESC L.P. is BREP VII-NQ Side-by-Side GP L.L.C. The general partner of Blackstone Real Estate Partners VII-NQ L.P., Blackstone Real Estate

Partners VII.F-NQ (AV) L.P., Blackstone Real Estate Partners VII.TE.1-NQ L.P., Blackstone Real Estate Partners VII.TE.2-NQ L.P., Blackstone Real Estate Partners VII.TE.3-NQ L.P., Blackstone Real Estate Partners VII.TE.4-NQ L.P., Blackstone Real Estate Partners VII.TE.5-NQ L.P., Blackstone Real Estate Partners VII.TE.6-NQ L.P., Blackstone Real Estate Partners VII.TE.7-NQ L.P. and Blackstone Real Estate Partners VII.TE.8-NQ L.P. is Blackstone Real Estate Associates VII-NQ L.P. The general partner of Blackstone Real Estate Associates VII-NQ L.P. is BREA VII-NQ L.L.C. The managing member of BREA VII-NQ L.L.C. and the sole member of BREP VII-NQ Side-by-Side GP L.L.C. is Blackstone Holdings II L.P. The general partner of Blackstone Holdings II L.P. is Blackstone Holdings I/II GP Inc. The sole shareholder of Blackstone Holdings I/II GP Inc. is The Blackstone Group L.P.

The general partner of Preeminent Parent L.P. and Invitation Homes 2-A L.P. is Invitation Homes 2 Parent GP LLC. The sole member of Invitation Homes 2 Parent GP LLC is IH2 Investor L.P. The general partner of IH2 Investor L.P. is Blackstone Real Estate Associates VII L.P. The general partner of Blackstone Real Estate Associates VII L.P. is BREA VII L.L.C. The managing member of BREA VII L.L.C. is Blackstone Holdings III L.P.

The general partner of Invitation Homes 3 Parent L.P. is Invitation Homes 3 Parent GP LLC. Invitation Homes 3 GP LLC is owned by BREP IH3 Holdings LLC and BTO IH3 Holdings L.P.

The general partner of Invitation Homes 4 Parent L.P. is Invitation Homes 4 Parent GP LLC. The general partner of Invitation Homes 5 Parent L.P. is Invitation Homes 5 Parent GP LLC. The general partner of Invitation Homes 6 Parent L.P. is Invitation Homes 6 Parent GP LLC.

The managing member of BREP IH3 Holdings LLC, BREP IH4 Holdings LLC, BREP IH5 Holdings LLC and BREP IH6 Holdings LLC, is Blackstone Real Estate Partners VII L.P. The general partner of Blackstone Real Estate Partners VII L.P. is Blackstone Real Estate Associates VII L.P. The general partner of Blackstone Real Estate Associates VII L.P. is BREA VII L.L.C. The managing member of BREA VII L.L.C. is Blackstone Holdings III L.P.

The general partner of BTO IH3 Holdings L.P. is BTO IH3 Manager L.L.C. The managing member of BTO IH3 Manager L.L.C. is BTOA L.L.C. The managing member of BTOA L.L.C. is Blackstone Holdings III L.P.

The general partner of Blackstone Holdings III L.P. is Blackstone Holdings III GP L.P. The general partner of Blackstone Holdings III GP L.P. is Blackstone Holdings III GP Management L.L.C. The sole member of Blackstone Holdings III GP Management L.L.C. is The Blackstone Group L.P. The general partner of The Blackstone Group L.P. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Each of the Blackstone entities described in this footnote and Stephen A. Schwarzman (other than to the extent it or he directly holds securities as described herein) may be deemed to beneficially own the securities directly or indirectly controlled by such Blackstone entities or him, but each disclaims beneficial ownership of such shares. The address of each of Mr. Schwarzman and each of the other entities listed in this footnote is c/o The Blackstone Group L.P., 345 Park Avenue, New York, New York 10154.

From time to time, Blackstone may pledge, hypothecate or grant security interests in all or a portion of its common stock in connection with one or more margin loans or other borrowings.

(3)	Messrs. Gray, Harper, Roth and Stein are each employees of Blackstone, but each disclaims beneficial ownership of the shares beneficially owned by Blackstone.

The foregoing table assumes that the initial public offering price for shares of our common stock to be sold in this offering is $        per share, which is the midpoint of the price range indicated on the front cover of this prospectus. However, as discussed in “Organizational Structure—Pre-IPO Transactions” and “Management—Executive Compensation—Actions Taken in Connection with the Offering,” the precise holdings of shares of our common stock by particular existing owners would differ from that presented in the table above if the actual initial public offering price per share differs from this assumed price.

For example, if the initial public offering price per share of common stock in this offering is $        , which is the low-point of the price range indicated on the front cover of this prospectus, the beneficial ownership of shares of common stock of the identified holders would be as follows:

Name of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Percentage of Common Stock Beneficially Owned
Blackstone			%
John B. Bartling Jr.
Bryce Blair
Nicholas C. Gould
Jonathan D. Gray
Robert G. Harper
John B. Rhea
David A. Roth
John G. Schreiber
William J. Stein
Ernest M. Freedman
Dallas B. Tanner
All directors, director nominees and executive officers as a group (12 persons)

Conversely, if the initial public offering price per share of common stock in this offering is $        , which is the high-point of the price range indicated on the front cover of this prospectus, the beneficial ownership of shares of common stock of the identified holders would be as follows:

Name of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Percentage of Common Stock Beneficially Owned
Blackstone			%
John B. Bartling Jr.
Bryce Blair
Nicholas C. Gould
Jonathan D. Gray
Robert G. Harper
John B. Rhea
David A. Roth
John G. Schreiber
William J. Stein
Ernest M. Freedman
Dallas B. Tanner
All directors, director nominees and executive officers as a group (12 persons)

DESCRIPTION OF STOCK

The following summary of the terms of our common stock as it will be in effect immediately following this offering is a summary and is qualified in its entirety by reference to our charter and bylaws, as they will be in effect upon completion of this offering, copies of which are filed as exhibits to the registration statement of which this prospectus forms a part, and the MGCL. See “Where You Can Find More Information.” The issuance of our common stock in this offering is conditioned upon the requisite stockholder approval and effectiveness of our conversion to a Maryland corporation and of our charter.

Under “Description of Stock,” “we,” “us,” “our” and “our company” refer to Invitation Homes Inc. and not to any of its subsidiaries.

General

Our charter will authorize us to issue up to                  shares of common stock, $0.01 par value per share, and up to                  shares of preferred stock, $0.01 par value per share. Our charter will authorize a majority of our entire board of directors, without stockholder approval, to amend our charter to increase or decrease the aggregate number of shares of stock that we are authorized to issue or the number of authorized shares of any class or series. Under Maryland law, a stockholder generally is not liable for a corporation’s debts or obligations solely as a result of the stockholder’s status as a stockholder.

Common Stock

Common Stock. Subject to the restrictions on ownership and transfer of our stock discussed below under the caption “—Restrictions on Ownership and Transfer” and the voting rights of holders of outstanding shares of any other class or series of our stock, holders of our common stock will be entitled to vote on all matters on which stockholders are entitled to vote generally, including the election or removal of directors. The holders of our common stock will not have cumulative voting rights in the election of directors.

Holders of our common stock will be entitled to receive dividends as and when authorized by our board of directors and declared by us out of assets legally available for the payment of dividends. Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of outstanding shares of any other class or series of our stock having liquidation preferences senior to those of the common stockholders, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution. Holders of our common stock will not have preemptive, subscription, redemption or conversion rights. There will be no sinking fund provisions applicable to the common stock. Holders of our common stock will generally have no appraisal rights. All shares of our common stock that will be outstanding at the time of the completion of the offering will be fully paid and nonassessable and have equal dividend and liquidation rights. The preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of our common stock will be subject to those of the holders of any shares of our preferred stock or any other class or series of stock we may authorize and issue in the future.

Voting Rights. Under Maryland law, a Maryland corporation generally cannot amend its charter, consolidate, merge, convert, sell all or substantially all of its assets, engage in a statutory share exchange or dissolve unless the action is advised by its board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. As permitted by Maryland law, our charter will provide that any of these actions may be approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter, although, for so long as the stockholders’ agreement remains in effect, certain amendments to our charter inconsistent with the rights of our Sponsor under the stockholders’ agreement or our charter or bylaws will also require our Sponsor’s consent. See “Certain Provisions of Maryland Law and of Our Charter and Bylaws.” In addition, because many of our operating assets will be held by our subsidiaries, these subsidiaries may be able to merge or sell all or substantially all of their assets without the approval of our stockholders.

Power to Reclassify and Issue Stock

Our board of directors may, without any action by the holders of our common stock, classify and reclassify any unissued shares of our stock into other classes or series of stock, including one or more classes or series of stock that have priority over our common stock with respect to dividends or upon liquidation, or have voting rights and other rights that differ from the rights of the holders of our common stock, and authorize us to issue the newly-classified shares. Before authorizing the issuance of shares of any new class or series, our board of directors must, subject to the provisions in our charter relating to the restrictions on ownership and transfer of our stock, the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption for each class or series of stock. These actions may be taken without the approval of holders of our common stock unless such approval is required by applicable law, the terms of any other class or series of our stock or the rules of any stock exchange or automated quotation system on which any of our stock is listed or traded.

Restrictions on Ownership and Transfer

In order for us to qualify as a REIT for U.S. federal income tax purposes, our stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of our stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities such as qualified pension plans) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made).

Our charter will contain restrictions on the ownership and transfer of our stock. Subject to the exceptions described below, no person or entity may beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% (in value or by number of shares, whichever is more restrictive) of our outstanding common stock or 9.8% in value of our outstanding stock. We refer to these restrictions, collectively, as the “ownership limit.” We expect that, before the completion of this offering, our board of directors will grant an exemption from the ownership limit to our Sponsor and its affiliates.

The constructive ownership rules under the Code are complex and may cause stock owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% of our outstanding common stock or 9.8% of our outstanding stock, or the acquisition of an interest in an entity that owns our stock, could, nevertheless, cause the acquiror or another individual or entity to own our stock in excess of the ownership limit.

Our board of directors may, upon receipt of certain representations and agreements and in its sole discretion, prospectively or retroactively, waive the ownership limit and may establish or increase a different limit on ownership, or excepted holder limit, for a particular stockholder if the stockholder’s ownership in excess of the ownership limit would (or, in the sole judgment of our board of directors, could) not result in our being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify as a REIT or would (or, in the sole judgment of our board of directors, could) not result in our failing to qualify as a “domestically controlled qualified investment entity” within the meaning of Section 897(h) of the Code. As a condition of granting a waiver of the ownership limit or creating an excepted holder limit, our board of directors may, but is not required to, require an opinion of counsel or IRS ruling satisfactory to our board of directors as it may deem necessary or advisable to determine or ensure our status as a REIT and may impose such other conditions or restrictions as it deems appropriate.

In connection with granting a waiver of the ownership limit or creating or modifying an excepted holder limit, or at any other time, our board of directors will be able to increase or decrease the ownership limit unless, after giving effect to any increased or decreased ownership limit, five or fewer persons could beneficially own, in the aggregate, more than 49.9% in value of the shares of our stock then outstanding or we would otherwise fail to qualify as a REIT. A decreased ownership limit will not apply to any person or entity whose percentage of ownership of our stock is in excess of the decreased ownership limit until the person or entity’s ownership of our stock equals or falls below the decreased ownership limit, but any further acquisition of our stock will be subject to the decreased ownership limit.

Our charter will also prohibit:

•	any person from beneficially or constructively owning shares of our stock that would (or, in the sole judgment of our board of directors, could) result in our being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise cause us to fail to qualify as a REIT;

•	any person from transferring shares of our stock if the transfer would (or, in the sole judgment of our board of directors, could) result in shares of our stock being beneficially owned by fewer than 100 persons; and

•	any person from beneficially owning shares of our stock to the extent such ownership would (or, in the sole judgment of our board of directors, could) result in our failing to qualify as a “domestically controlled qualified investment entity” within the meaning of Section 897(h) of the Code.

Our charter will provide that any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our stock that will or may violate the ownership limit or any of the other restrictions on ownership and transfer of our stock, and any person who is the intended transferee of shares of our stock that are transferred to a trust for the benefit of one or more charitable beneficiaries described below, will be required to give immediate written notice to us of such an event or, in the case of a proposed or attempted transfer, give at least 15 days’ prior written notice to us and provide us with such other information as we may request in order to determine the effect of the transfer on our status as a REIT. The provisions of our charter that will relate to the restrictions on ownership and transfer of our stock will not apply if our board of directors determines in its sole and absolute discretion that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT, or that compliance is no longer required in order for us to qualify as a REIT.

Our charter will provide that any attempted transfer of our stock that, if effective, would result in our stock being beneficially owned by fewer than 100 persons will be null and void. Our charter will provide that any attempted transfer of our stock that, if effective, would (or, in the sole judgment of our board of directors, could) result in a violation of the ownership limit (or other limit established by our charter or our board of directors), our being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or our otherwise failing to qualify as a REIT or as a “domestically controlled qualified investment entity” within the meaning of Section 897(h) of the Code will cause the number of shares causing the violation (rounded up to the nearest whole share) to be transferred automatically to a trust for the exclusive benefit of one or more charitable beneficiaries, and the proposed transferee will not acquire any rights in the shares. The automatic transfer will be effective as of the close of business on the business day before the date of the attempted transfer or other event that resulted in a transfer to the trust. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent a violation of the applicable restrictions on ownership and transfer of our stock, then the attempted transfer that, if effective, would (or, in the sole judgment of our board of directors, could) have resulted in a violation of the ownership limit (or other limit established by our charter or our board of directors), our being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or our otherwise failing to qualify as a REIT or as a “domestically controlled qualified investment entity” will be null and void.

Shares of our stock held in the trust will be issued and outstanding shares. The proposed transferee will not benefit economically from ownership of any shares of our stock held in the trust and will have no rights to dividends and no rights to vote or other rights attributable to the shares of our stock held in the trust. Our charter will provide that the trustee of the trust will exercise all voting rights and receive all dividends and other distributions with respect to shares held in the trust for the exclusive benefit of the charitable beneficiary of the trust. Any dividend or other distribution paid before we discover that the shares have been transferred to a trust as described above must be repaid by the recipient to the trustee upon demand. Subject to Maryland law, effective as of the date that the shares have been transferred to the trustee, the trustee will have the authority to rescind as void any vote cast by a proposed transferee before our discovery that the shares have been transferred to the trust and to recast the vote in the sole and absolute discretion of the trustee. However, if we have already taken irreversible corporate action, then the trustee may not rescind or recast the vote.

Within 20 days of receiving notice from us of a transfer of shares to the trust, the trustee must sell the shares to a person that would be permitted to own the shares without violating the ownership limit or the other restrictions on ownership and transfer of our stock in our charter. After the sale of the shares, the interest of the charitable beneficiary in the shares transferred to the trust will terminate and the trustee must distribute to the proposed transferee an amount equal to the lesser of:

•	the price paid by the proposed transferee for the shares or, if the event that resulted in the transfer to the trust did not involve a purchase of such shares at market price (i.e., in the case of a devise or gift), which will generally be the last sales price reported on the , the market price on the last trading day before the day of the event that resulted in the transfer of such shares to the trust; and

•	the sales proceeds (net of commissions and other expenses of sale) received by the trust for the shares.

The trustee may reduce the amount payable to the proposed transferee by the amount of dividends and distributions which have been paid to the proposed transferee and are owed by the proposed transferee to the trust pursuant to the terms of our charter. The trustee must distribute any remaining funds held by the trust with respect to the shares to the charitable beneficiary. If the shares are sold by the proposed transferee before we discover that they have been transferred to the trust, the shares will be deemed to have been sold on behalf of the trust and the proposed transferee must pay to the trustee, upon demand, the amount, if any, that the proposed transferee received in excess of the amount that the proposed transferee would have received had the shares been sold by the trustee.

Shares of our stock held in the trust will be deemed to be offered for sale to us, or our designee, at a price per share equal to the lesser of:

•	the price per share in the transaction that resulted in the transfer to the trust or, if the event that resulted in the transfer to the trust did not involve a purchase of such shares at market price (i.e., in the case of a devise or gift), the market price on the last trading day before the day of the event that resulted in the transfer of such shares to the trust; and

•	the market price on the date we accept, or our designee accepts, such offer.

We may accept the offer until the trustee has otherwise sold the shares of our stock held in the trust. Upon a sale to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee must distribute the net proceeds of the sale to the proposed transferee and distribute any dividends or other distributions held by the trustee with respect to the shares to the charitable beneficiary. The trustee may reduce the amount payable to the proposed transferee by the amount of dividends and distributions which have been paid to the proposed transferee and are owed by the proposed transferee to the trust pursuant to the terms of our charter.

Every owner of 5% or more (or such lower percentage as required by the Code or the regulations promulgated thereunder) of our stock, within 30 days after the end of each taxable year, must give us written notice stating the person’s name and address, the number of shares of each class and series of our stock that the person beneficially owns and a description of the manner in which the shares are held; provided, that a stockholder of record who holds outstanding shares of our stock as nominee for another person, which other person is required to include in gross income the dividends or distributions received on such shares (an “Actual Owner”), shall give written notice to us stating the name and address of such Actual Owner and the number of shares of our stock of such Actual Owner with respect to which the stockholder of record is nominee. Each such owner also must provide us with any additional information that we request in order to determine the effect, if any, of the person’s beneficial ownership on our status as a REIT and to ensure compliance with the ownership limit. In addition, any person or entity that is a beneficial owner or constructive owner of shares of our stock and any person or entity (including the stockholder of record) who is holding shares of our stock for a beneficial owner or constructive owner must, on request, disclose to us in writing such information as we may request in order to determine our status as a REIT or to comply, or determine our compliance, with the requirements of any governmental or taxing authority.

If our board of directors authorizes any of our shares to be represented by certificates, the certificates will bear a legend referring to the restrictions described above.

These restrictions on ownership and transfer of our stock could delay, defer or prevent a transaction or a change of control of us that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders.

Transfer Agent and Registrar

We intend for the transfer agent and registrar for our common stock to be Computershare Trust Company, N.A.

CERTAIN PROVISIONS OF MARYLAND LAW

AND OF OUR CHARTER AND BYLAWS

The following summary of certain provisions of Maryland law and of our charter and bylaws as they will be in effect upon completion of this offering is a summary and is qualified in its entirety by reference to our charter and bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus forms a part, and by the MGCL. See “Where You Can Find More Information.”

Under “Certain Provisions of Maryland Law and of Our Charter and Bylaws,” “we,” “us,” “our” and “our company” refer to Invitation Homes Inc. and not to any of its subsidiaries.

Election and Removal of Directors

Our charter and bylaws will provide that the number of our directors may be established only by our board of directors but may not be more than 15 or fewer than the minimum number permitted by the MGCL, which is one. As provided in the stockholders’ agreement, for so long as the stockholders’ agreement remains in effect, any action by our board of directors to increase or decrease the size of our board of directors requires the consent of our Sponsor. For so long as the stockholders’ agreement remains in effect, our bylaws will require that, in order for an individual to qualify to be nominated or to serve as a director of our company, the individual must have been nominated in accordance with the stockholders’ agreement, including the requirement that we must nominate a certain number of directors designated by our Sponsor from time to time described under “Certain Relationships and Related Person Transactions—Stockholders’ Agreement” (each such director, a “Sponsor Director”). There will be no cumulative voting in the election of directors, and a director will be elected by a plurality of the votes cast in the election of directors.

Our charter will provide that any vacancy on our board of directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum of the board of directors.

Our charter will provide that a director may be removed with or without cause by the affirmative vote of stockholders entitled to cast a majority of the votes entitled to be cast generally in the election of directors, except that, for so long as the stockholders’ agreement remains in effect, the removal of a Sponsor Director will require the consent of our Sponsor and our Sponsor will be required to consent to any amendment to our charter to amend or modify this consent requirement.

Amendment to Charter and Bylaws

Except as described below and as provided in the MGCL, amendments to our charter must be advised by our board of directors and approved by the affirmative vote of our stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter. Our bylaws may be amended by our board of directors or by the affirmative vote of our stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter by stockholders entitled to vote generally in the election of directors. Certain amendments to the provisions of our charter, as described in this section, require the consent of our Sponsor. In addition, the provisions of our bylaws prohibiting our board of directors from (i) revoking, altering or amending its resolution exempting any business combination from the “business combination” provisions of the MGCL without the approval of a majority of the votes cast on the matter by our stockholders or (ii) amending the bylaw provision exempting any acquisition of our stock by any person from the “control share” provisions of the MGCL, in each case, will require the approval of the affirmative vote of a majority of the votes cast on the matter by our stockholders.

Business Combinations

Under the MGCL, certain “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, statutory share exchange, and, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

•	any person who beneficially owns 10% or more of the voting power of the corporation’s outstanding voting stock; or

•	an affiliate or associate of the corporation who, at any time within the two-year period immediately before the date in question, was the beneficial owner of 10% or more of the voting power of the corporation’s then outstanding stock.

A person is not an interested stockholder under the MGCL if the corporation’s board of directors approves in advance the transaction by which the person otherwise would have become an interested stockholder. In approving the transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between the Maryland corporation and the interested stockholder generally must be recommended by the corporation’s board of directors and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•	two-thirds of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under the MGCL, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The MGCL permits various exemptions from its provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder. Pursuant to the statute, our board of directors will adopt a resolution exempting any transactions between us and any other person. Consequently, the five-year prohibition and the super-majority vote requirements will not apply to business combinations involving us. Our bylaws will provide that this resolution or any other resolution of our board of directors exempting any business combination from the business combination provisions of the MGCL may only be revoked, altered or amended, and our board of directors may only adopt any resolution inconsistent with this resolution, with the affirmative vote of a majority of the votes cast on the matter by our stockholders entitled to vote generally in the election of directors. In the event that our board of directors amends or revokes this resolution, business combinations between us and an interested stockholder or an affiliate of an interested stockholder that are not exempted by our board of directors would be subject to the five-year prohibition and the super-majority vote requirements.

Control Share Acquisitions

The MGCL provides that a holder of control shares of a Maryland corporation acquired in a control share acquisition has no voting rights with respect to the control shares except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquiror, by officers or by employees who are directors of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock that, if aggregated with all other shares of stock owned by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

Control shares do not include shares the acquiror is then entitled to vote as a result of having previously obtained stockholder approval or shares acquired directly from the corporation. A control share acquisition means the acquisition of issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiror does not deliver an acquiring person statement as required by the statute, then the corporation may, subject to certain limitations and conditions, redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or, if the corporation holds a meeting of stockholders at which the voting rights of the shares are considered and not approved, as of the date of such meeting. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to exercise or direct the exercise of a majority of the voting power, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

The control share acquisition statute does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws will contain a provision exempting any acquisition of our stock by any person from the foregoing provisions on control shares, and the board of directors will not be permitted to amend, this provision of our bylaws without the affirmative vote of a majority of the votes cast on the matter by our stockholders entitled to vote generally in the election of directors. In the event that our bylaws are amended to modify or eliminate this provision, acquisitions of our common stock may constitute a control share acquisition.

Subtitle 8

Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to be subject to any or all of five provisions, including:

•	a classified board;

•	a two-thirds vote of outstanding shares to remove a director;

•	a requirement that the number of directors be fixed only by vote of the board of directors;

•	a requirement that a vacancy on the board of directors be filled only by the affirmative vote of a majority of the remaining directors and that such director filling the vacancy serve for the remainder of the full term of the class of directors in which the vacancy occurred and until a successor is duly elected and qualifies; and

•	a provision that a special meeting of stockholders must be called upon the written request of stockholders entitled to cast a majority of all the votes entitled to be cast at the meeting.

We will elect in our charter to be subject to the provision of Subtitle 8 that provides that vacancies on our board of directors may be filled only by the remaining directors. We will not elect to be subject to any of the other provisions of Subtitle 8, including the provisions that would permit us to classify our board of directors or increase the vote required to remove a director without stockholder approval. Moreover, our charter will provide that, without the affirmative vote of a majority of the votes cast on the matter by our stockholders entitled to vote generally in the election of directors, we may not elect to be subject to any of these additional provisions of Subtitle 8. Upon the completion of this offering, we will not have a classified board and, subject to the right of our Sponsor to consent to the removal of any Sponsor Director, a director may be removed with or without cause by the affirmative vote of a majority of the votes entitled to be cast generally in the election of directors.

Through provisions in our charter and bylaws unrelated to Subtitle 8, we will (1) vest in our board of directors the exclusive power to fix the number of directors, subject to our Sponsor’s right under the stockholders’ agreement to consent to any change in the number of directors, and (2) require the request of stockholders entitled to cast a majority of the votes entitled to be cast at the meeting to call a special meeting (unless the special meeting is called either by our board of directors, the chairman of our board of directors or our president, chief executive officer or secretary or at the request of our Sponsor as described below under the caption “—Special Meetings of Stockholders”).

Special Meetings of Stockholders

Our board of directors, the chairman of our board of directors or our president, chief executive officer or secretary may call a special meeting of our stockholders. Our charter and bylaws will provide that a special meeting of our stockholders to act on any matter that may properly be considered at a meeting of our stockholders must also be called by our secretary upon the written request of stockholders entitled to cast a majority of all the votes entitled to be cast on such matter at the meeting and containing the information required by our bylaws, or, for so long as our Sponsor and its affiliates together continue to beneficially own at least 35% of the shares of our common stock entitled to vote generally in the election of directors, our Sponsor, and, for so long as the stockholders’ agreement remains in effect, a special meeting to act on the removal of one or more Sponsor Directors must be called by our secretary upon written request by our Sponsor.

Stockholder Action by Written Consent

The MGCL generally provides that, unless the charter of the corporation authorizes stockholder action by less than unanimous consent, stockholder action may be taken by consent in lieu of a meeting only if it is given by all stockholders entitled to vote on the matter. Our charter will authorize and our bylaws will provide that stockholder action may be taken without a meeting if a consent, setting forth the action so taken, is given by the stockholders entitled to cast not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted. All stockholders not consenting to an action taken without a meeting must receive notice of the action within 10 days of the effective date of the action.

Competing Interests and Activities of Our Non-Employee Directors

Our charter, to the maximum extent permitted from time to time by Maryland law, will renounce any interest or expectancy that we have in, or any right to be offered an opportunity to participate in, any business opportunities that are from time to time presented to or developed by our directors or their affiliates, other than to those directors who are employed by us or our subsidiaries, unless the business opportunity is expressly offered or made known to such person in his or her capacity as a director.

Our charter will provide that, to the maximum extent permitted from time to time by Maryland law, none of our Sponsor or any of its affiliates, or any director who is not employed by us or any of his, her or its affiliates, will have any duty to refrain from (1) engaging in similar lines of business in which we or our affiliates now engage or propose to engage or (2) otherwise competing with us or our affiliates, and our Sponsor and each of our non-employee directors (including those designated by our Sponsor), and any of their respective affiliates, may (a) acquire, hold and dispose of shares of our stock or other equity interests, including OP Units, for his, her or its own account or for the account of others, and exercise all of the rights of a stockholder of us or a limited partner of our Operating Partnership, to the same extent and in the same manner as if he, she or it were not our director or stockholder, and (b) in his, her or its personal capacity, or in his or her capacity as a director, officer, trustee, stockholder, partner, member, equity owner, manager, advisor or employee of any other person, have business interests and engage, directly or indirectly, in business activities that are similar to ours or compete with us, that we could seize and develop or that include the acquisition, syndication, holding, management, development, operation or disposition of interests in mortgages, real property or persons engaged in the real estate business. In addition, our charter will provide that, to the maximum extent permitted from time to time by Maryland law, in the event that our Sponsor, any non-employee director or any of their respective affiliates acquires knowledge of a potential transaction or other business opportunity, no such person will have any duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and such person may take any such opportunity for himself, herself or itself or offer it to another person or entity unless the business opportunity is expressly offered to such person in his or her capacity as our director. Furthermore, our charter will contain a provision intended to eliminate the liability of our Sponsor, any director who is not employed by us or any of their affiliates to us or our stockholders for money damages in connection with any benefit received, directly or indirectly, from any transaction or business opportunity that we have renounced in our charter or otherwise and permit our directors and officers to be indemnified and advanced expenses, notwithstanding his, her or its receipt, directly or indirectly, of a personal benefit from any such transaction or opportunity. Our charter will provide that, for so long as the stockholders’ agreement remains in effect, this provision of our charter may not be amended without the consent of our Sponsor.

Advance Notice of Director Nomination and New Business

Our bylaws will provide that nominations of individuals for election as directors and proposals of business to be considered by stockholders at any annual meeting may be made only (1) pursuant to our notice of the meeting, (2) by or at the direction of our board of directors or any duly authorized committee of our board of directors or (3) by any stockholder who was a stockholder of record at the record date set by our board of directors for the purposes of determining stockholders entitled to vote at the annual meeting, at the time of provision of notice and at the time of the meeting, who is entitled to vote at the meeting in the election of the individuals so nominated or on such other proposed business and who has complied with the advance notice procedures of our bylaws. Stockholders generally must provide notice to our secretary not earlier than the 150th day or later than 5:00 p.m., Eastern Time, on the 120th day before the first anniversary of the date of our proxy statement for the preceding year’s annual meeting provided, that for notice of any nomination or other business to be properly brought before the first annual meeting of our stockholders convened after the closing of this offering of the Common Stock, to be timely, a stockholder’s notice shall set forth all information required by, and be delivered in accordance with, our bylaws, with the period to be calculated as though the date of the proxy statement for the preceding year’s annual meeting had been April 1, and the date of such meeting had been June 1 of the preceding calendar year.

Our bylaws will provide that only the business specified in the notice of the meeting may be brought before a special meeting of our stockholders. Nominations of individuals for election as directors at a special meeting of stockholders may be made only (1) by or at the direction of our board of directors or any duly authorized committee of our board of directors or (2) if the special meeting has been called in accordance with our bylaws for the purpose of electing directors, by a stockholder who is a stockholder of record at the record date set by our board of directors for the purposes of determining stockholders entitled to vote at the special meeting, at the time of provision of notice and at the time of the special meeting, who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the advance notice procedures of our bylaws. Stockholders generally must provide notice to our secretary not earlier than the 120th day before such special meeting or later than 5:00 p.m., Eastern Time, on the later of the 90th day before the special meeting or the tenth day after the first public announcement of the date of the special meeting and the nominees of our board of directors to be elected at the meeting.

A stockholder’s notice must contain certain information specified by our bylaws about the stockholder, its affiliates and any proposed business or nominee for election as a director, including information about the economic interest of the stockholder, its affiliates and any proposed nominee in us.

Effect of Certain Provisions of Maryland Law and our Charter and Bylaws

The restrictions on ownership and transfer of our stock discussed under the caption “Description of Stock—Restrictions on Ownership and Transfer” prevent any person from acquiring more than 9.8% (in value or by number of shares, whichever is more restrictive) of our outstanding common stock or 9.8% in value of our outstanding stock without the approval of our board of directors. These provisions, as well as our Sponsor’s right to designate certain individuals whom we must nominate for election as directors, may delay, defer or prevent a change in control of us. Further, a majority of our entire board of directors (without any action by our stockholders) has the power to increase the aggregate number of authorized shares and classify and reclassify any unissued shares of our stock into other classes or series of stock, and to authorize us to issue the newly-classified shares, as discussed under the captions “Description of Stock—Common Stock” and “—Power to Reclassify and Issue Stock,” and could authorize the issuance of shares of common stock or another class or series of stock, including a class or series of preferred stock, that could have the effect of delaying, deferring or preventing a change in control of us. We believe that the power to increase the aggregate number of authorized shares and to classify or reclassify unissued shares of common or preferred stock, without approval of holders of our common stock, provides us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise.

Our charter and bylaws will also provide that the number of directors may be established only by our board of directors (subject to our Sponsor’s right to consent to changes in the number of our directors for so long as the stockholders’ agreement remains in effect), which prevents our stockholders from increasing the number of our directors and filling any vacancies created by such increase with their own nominees. The provisions of our bylaws discussed above under the captions “—Special Meetings of Stockholders,” “—Shareholder Action by Written Consent” and “—Advance Notice of Director Nomination and New Business” require stockholders (other than our Sponsor, to the extent described above) seeking to call a special meeting, act by written consent, nominate an individual for election as a director or propose other business at an annual meeting to comply with certain notice and information requirements. We believe that these provisions will help to assure the continuity and stability of our business strategies and policies as determined by our board of directors and promote good corporate governance by providing us with clear procedures for calling special meetings, acting by written consent, information about a stockholder proponent’s interest in us and adequate time to consider stockholder nominees and other business proposals. However, these provisions, alone or in combination, could make it more difficult for our stockholders to remove incumbent directors or fill vacancies on our board of directors with their own nominees and could delay, defer or prevent a change in control, including a proxy contest or tender offer that might involve a premium price for our common stockholders or otherwise be in the best interest of our stockholders.

Exclusive Forum

Our bylaws will provide that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the U.S. District Court for the District of Maryland, Baltimore Division, will be the sole and exclusive forum for (a) any derivative action or proceeding brought on our behalf, (b) any action asserting a claim of breach of any duty owed by any of our directors, officers or other employees to us or to our stockholders, (c) any action asserting a claim against us or any of our directors, officers or other employees arising pursuant to any provision of the MGCL or our charter or bylaws or (d) any action asserting a claim against us or any of our directors, officers or other employees that is governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our stock will be deemed to have notice of and consented to the provisions of our charter and bylaws, including the exclusive forum provisions in our bylaws. However, it is possible that a court could find our forum selection provision to be inapplicable or unenforceable.

Limitation of Liability and Indemnification of Directors and Officers

Maryland law permits us to include a provision in our charter eliminating the liability of our directors and officers to us and our stockholders for money damages, except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. Our charter will contain a provision that eliminates our directors’ and officers’ liability to us and our stockholders for money damages to the maximum extent permitted by Maryland law.

The MGCL requires us (unless our charter were to provide otherwise, which our charter will not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity. The MGCL permits us to indemnify our present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party to, or witness in, by reason of their service in those or certain other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

The MGCL prohibits us from indemnifying a director or officer who has been adjudged liable in a suit by us or on our behalf or in which the director or officer was adjudged liable on the basis that a personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received; however, indemnification for an adverse judgment in a suit by us or on our behalf, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, the MGCL permits us to advance reasonable expenses to a director or officer upon our receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed if it is ultimately determined that the standard of conduct was not met.

To the maximum extent permitted by Maryland law, our charter will authorize us to indemnify any person who serves or has served, and our bylaws will obligate us to indemnify any individual who is made or threatened to be made a party to or witness in a proceeding by reason of his or her service:

•	as our director or officer; or

•	while a director or officer and at our request, as a director, officer, partner, manager, member or trustee of another corporation, REIT, partnership, joint venture, limited liability company, trust, employee benefit plan or other enterprise, from and against any claim or liability to which he or she may become subject or that he or she may incur by reason of his or her service in any of these capacities, and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. Our charter and bylaws will also permit us to indemnify and advance expenses to any individual who served any of our predecessors in any of the capacities described above and any employee or agent of us or any of our predecessors.

Indemnification Agreements

We intend to enter into an indemnification agreement with each of our directors and executive officers as described in “Certain Relationships and Related Person Transactions—Indemnification Agreements.” Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

DESCRIPTION OF THE PARTNERSHIP AGREEMENT OF

INVITATION HOMES OPERATING PARTNERSHIP LP

The following summary of the terms of the agreement of limited partnership of our Operating Partnership does not purport to be complete and is subject to and qualified in its entirety by reference to the Amended and Restated Agreement of Limited Partnership of Invitation Homes Operating Partnership LP, a copy of which is an exhibit to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”

General

Upon completion of the Pre-IPO Transactions, all of our assets will be held by, and all of our operations are conducted through, our Operating Partnership, either directly or through subsidiaries. The provisions of the partnership agreement described below will be in effect from and after the completion of this offering. Invitation Homes OP GP LLC, a wholly owned subsidiary of Invitation Homes Inc., will be the sole general partner of our Operating Partnership.

Invitation Homes Inc. will initially own 100% of our Operating Partner. In the future some of our property acquisitions could be financed by issuing OP Units in exchange for property owned by third parties. Such third parties would then be entitled to share in cash distributions from, and in the profits and losses of, our Operating Partnership in proportion to their respective percentage interests in our Operating Partnership if and to the extent authorized by the general partner of our Operating Partnership. Future holders of OP Units other than Invitation Homes Inc. or its wholly owned subsidiary (“Outstanding OP Units”) will, subject to the terms of the partnership agreement, have the right to elect to redeem their OP Units for cash based upon the value of an equivalent number of shares of our common stock, subject to our right to acquire the OP Units tendered for redemption in exchange for an equivalent number of shares of our common stock, subject to the restrictions on ownership and transfer of our stock to be set forth in our charter. The OP Units will not be listed on any securities exchange or quoted on any inter-dealer quotation system.

Provisions in the partnership agreement may delay or make more difficult unsolicited acquisitions of us or changes in our control. These provisions could discourage third parties from making proposals involving an unsolicited acquisition of us or change of our control, although some stockholders might consider such proposals, if made, desirable. These provisions also make it more difficult for third parties to alter the management structure of our Operating Partnership without the concurrence of our board of directors. These provisions include, among others:

•	redemption rights of limited partners and certain assignees of OP Units or other operating partnership interests;

•	transfer restrictions on OP Units and restrictions on admission of partners;

•	a requirement that Invitation Homes OP GP LLC may not be removed as the general partner of our Operating Partnership without its consent;

•	the ability of the general partner in some cases to amend the partnership agreement and to cause our Operating Partnership to issue preferred partnership interests in our Operating Partnership with terms that it may determine, in either case, without the approval or consent of any limited partner; and

•	the right of any future limited partners to consent to transfers of units of other Operating Partnership interests except under specified circumstances, including in connection with mergers, consolidations and other business combinations involving us.

Purpose, Business and Management

Our Operating Partnership is formed for the purpose of conducting any business, enterprise or activity permitted by or under the Delaware Revised Uniform Limited Partnership Act (the “DRULPA”) including (1) to conduct the business of ownership, construction, reconstruction, development, redevelopment, alteration, improvement, maintenance, operation, sale, leasing, transfer, encumbrance, financing, refinancing, conveyance and exchange of any asset or property of the Operating Partnership, (2) to acquire and invest in any securities and/or loans relating to such properties, (3) to enter into any partnership, joint venture, business or statutory trust arrangement, limited liability company or other similar arrangement to engage in any business permitted by or under the DRULPA, or to own interests in any entity engaged in any business permitted by or under the DRULPA, (4) to conduct the business of providing property and asset management and brokerage services and (5) to do anything necessary or incidental to the foregoing. However, our Operating Partnership may not, without the general partner’s specific consent, which it may give or withhold in its sole and absolute discretion, take, or refrain from taking, any action that, in its judgment, in its sole and absolute discretion:

•	could adversely affect our ability to continue to qualify as a REIT;

•	could subject us to any taxes under Code Section 857 or Code Section 4981 or any other related or successor provision under the Code; or

•	could violate any law or regulation of any governmental body or agency having jurisdiction over us or our securities or our Operating Partnership.

The general partner is accountable to a limited partnership as a fiduciary and consequently must exercise good faith and integrity in handling partnership affairs. If there is a conflict between our interests or the interests of us or our stockholders, on one hand, and the Operating Partnership or any current or future limited partners on the other, the general partner will endeavor in good faith to resolve the conflict in a manner not adverse to either us and our stockholders or any limited partners. The partnership agreement will also provide that the general partner will not be liable to our Operating Partnership, its partners or any other person bound by the partnership agreement for monetary damages for losses sustained, liabilities incurred or benefits not derived by our Operating Partnership or any limited partner, except for any such losses sustained, liabilities incurred or benefits not derived as a result of: (i) an act or omission on the part of the general partner that was committed in bad faith or was the result of active and deliberate dishonesty; (ii) in the case of any criminal proceeding, an act or omission on the part of the general partner that it had reasonable cause to believe was unlawful; or (iii) for any loss resulting from any transaction for which the general partner actually received an improper personal benefit in money, property or services in violation or breach of any provision of the partnership agreement. Moreover, the partnership agreement will provide that our Operating Partnership is required to indemnify the general partner and its members, managers, managing members, officers, employees, agents and designees from and against any and all claims that relate to the operations of our Operating Partnership, except (1) if the act or omission of the person was material to the matter giving rise to the action and either was committed in bad faith or was the result of active or deliberate dishonesty, (2) for any transaction for which the indemnified party received an improper personal benefit, in money, property or services in violation or breach of any provision of the partnership agreement or (3) in the case of a criminal proceeding, if the indemnified person had reasonable cause to believe that the act or omission was unlawful.

Except as otherwise expressly provided in the partnership agreement and subject to the rights of future holders of any class or series of partnership interest, all management powers over the business and affairs of our Operating Partnership are exclusively vested in Invitation Homes OP GP LLC, in its capacity as the sole general partner of our Operating Partnership. No limited partner, in its capacity as a limited partner, will have any right to participate in or exercise management power over the business and affairs of our Operating Partnership (provided, however, that Invitation Homes Subsidiary, Inc., in its capacity as the sole member of the general partner and not in its capacity as a limited partner of the Operating Partnership, may have the power to direct the actions of the general partner with respect to the Operating Partnership). Invitation Homes OP GP LLC may not be removed as the general partner of our Operating Partnership, with or without cause, without its consent, which it may give or withhold in its sole and absolute discretion. In addition to the powers granted to the general partner under applicable law or any provision of the partnership agreement, but subject to certain other provisions of the partnership agreement and the rights of future holders of any class or series of partnership interest, Invitation

Homes OP GP LLC, in its capacity as the general partner of our Operating Partnership, has the full and exclusive power and authority to do all things that it deems necessary or desirable to conduct the business and affairs of our Operating Partnership, to exercise or direct the exercise of all of the powers of our operating partnership and to effectuate the purposes of our Operating Partnership without the approval or consent of any limited partner. The general partner may authorize our Operating Partnership to incur debt and enter into credit, guarantee, financing or refinancing arrangements for any purpose, including, without limitation, in connection with any acquisition of properties, on such terms as it determines to be appropriate, and to acquire or dispose of any, all or substantially all of its assets (including goodwill), dissolve, merge, consolidate, reorganize or otherwise combine with another entity, without the approval or consent of any limited partner. With limited exceptions, the general partner may execute, deliver and perform agreements and transactions on behalf of our Operating Partnership without the approval or consent of any limited partner.

Future Limited Partners

The general partner of our Operating Partnership may cause our Operating Partnership to issue OP Units or other partnership interests and to admit additional limited partners to our Operating Partnership from time to time, on such terms and conditions and for such capital contributions as it may establish in its sole and absolute discretion, without the approval or consent of any limited partner, including:

•	upon the conversion, redemption or exchange of any debt, OP Units or other partnership interests or securities issued by our Operating Partnership;

•	for less than fair market value; or

•	in connection with any merger of any other entity into our Operating Partnership.

The net capital contribution need not be equal for all limited partners. Each person admitted as a limited partner must make certain representations to each other partner relating to, among other matters, such person’s ownership of any resident of Invitation Homes Inc. or our Operating Partnership. No person may be admitted as a limited partner without our consent, which we may give or withhold in our sole and absolute discretion, and no approval or consent of any limited partner will be required in connection with the admission of any additional limited partner.

Our Operating Partnership may issue partnership interests in one or more classes, or one or more series of any of such classes, with such designations, preferences, conversion or other rights, voting powers or rights, restrictions, limitations as to distributions, qualifications or terms or conditions of redemption (including, without limitation, terms that may be senior or otherwise entitled to preference over the units) as we may determine, in our sole and absolute discretion, without the approval of any limited partner or any other person. Without limiting the generality of the foregoing, we may specify, as to any such class or series of partnership interest:

•	the allocations of items of partnership income, gain, loss, deduction and credit to each such class or series of partnership interest;

•	the right of each such class or series of partnership interest to share, on a junior, senior or pari passu basis, in distributions;

•	the rights of each such class or series of partnership interest upon dissolution and liquidation of our Operating Partnership;

•	the voting rights, if any, of each such class or series of partnership interest; and

•	the conversion, redemption or exchange rights applicable to each such class or series of partnership interest.

LTIP Units

The partnership agreement will enable the Operating Partnership to issue a class of LTIP Units pursuant to equity incentive plans to our officers and employees as an alternative type of award grant under our equity incentive plans. LTIP Units are a class of partnership units that are intended to qualify as “profits interests” in the Operating Partnership for U.S. federal income tax purposes that, subject to certain conditions, including vesting, are convertible by the holder into OP Units. LTIP Units initially will not have full parity, on a per unit basis, with OP Units with respect to liquidating distributions (and possibly with respect to ordinary distributions). Upon the occurrence of specified events and adequate appreciation in our assets, LTIP Units can over time achieve full parity with OP Units, at which time vested LTIP Units may be converted into OP Units on a one-for-one basis. Holders of OP Units (other than Invitation Homes Inc. or its wholly owned subsidiary) may, in turn, redeem their OP Units for cash based upon the market value of an equivalent number of shares of our common stock or, at the general partner’s election, exchange their OP Units for shares our common stock on a one-for-one basis subject to customary conversion rate adjustments for splits, unit distributions and reclassifications.

SHARES ELIGIBLE FOR FUTURE SALE

General

Prior to this offering, there has been no public market for our common stock. We cannot predict the effect, if any, future sales of shares of common stock, or the availability for future sale of shares of common stock, will have on the market price of shares of our common stock prevailing from time to time. The sale of substantial amounts of shares of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our common stock and could impair our future ability to raise capital through the sale of equity or equity-related securities at a time and price that we deem appropriate. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—Our share price may decline due to the large number of our shares eligible for future sale.”

Upon completion of this offering we will have a total of                  shares of our common stock outstanding, excluding shares issuable pursuant to the Omnibus Incentive Plan as described below. All of the                  shares sold in this offering, or                  shares assuming the underwriters exercise in full their option to purchase additional shares, will be freely tradable without restriction or further registration under the Securities Act by persons other than our “affiliates.” Under the Securities Act, an “affiliate” of a company is a person that directly or indirectly controls, is controlled by or is under common control with that company. The remaining shares of our common stock outstanding will be “restricted securities” within the meaning of Rule 144 under the Securities Act and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemptions contained in Rule 144. However, as a result of the registration rights agreement, these remaining shares may be eligible for future sale without restriction subject to the lock-up arrangements described below.

As described in “Management—Executive Compensation—Long-Term Incentive Compensation” and “—Actions Taken in Connection with the Offering,” in connection with the offering, our management will receive shares upon conversion of previously issued incentive awards and grants of time restricted stock units, in each case, as awards under our Omnibus Incentive Plan. We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock or securities convertible into or exchangeable for shares of our common stock issued pursuant to our Omnibus Incentive Plan, including the shares underlying such conversion awards and restricted stock units. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover                  shares. However, shares issued to our directors and officers and our pre-IPO owners holding substantially all of the shares of our common stock outstanding immediately prior to this offering are subject to lock-up arrangements, described above, and generally may not be sold for 180 days from the date of this prospectus, except with the underwriters’ prior written consent.

Our charter will provide that we may issue up to                  shares of common stock and                  shares of preferred stock. Moreover, under Maryland law and our charter our board of directors has the power to amend our charter to increase the aggregate number of our shares of stock that we are authorized to issue without approval of our common stockholders. See “Description of Stock.” Similarly, the agreement of limited partnership of our Operating Partnership authorizes us to issue an unlimited number of OP Units of our Operating Partnership, which may be exchangeable for shares of our common stock.

Registration Rights

In connection with this offering, we intend to enter into a registration rights agreement that will provide the Sponsor an unlimited number of “demand” registrations and customary “piggyback” registration rights. See “Certain Relationships and Related Person Transactions—Registration Rights Agreement.”

Lock-up Agreements

We and our directors and executive officers and our pre-IPO owners holding substantially all of the shares of our common stock outstanding immediately prior to this offering have agreed, subject to specified exceptions, not to dispose of or hedge any shares of common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives of the underwriters.

Rule 144

In general, under Rule 144, as currently in effect, a person who is not deemed to be our affiliate for purposes of Rule 144 or to have been one of our affiliates at any time during the three months preceding a sale and who has beneficially owned the shares of common stock proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares of common stock without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares of common stock proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares of common stock without complying with any of the requirements of Rule 144. In general, under Rule 144, as currently in effect, our affiliates or persons selling shares of common stock on behalf of our affiliates are entitled to sell, within any three-month period, a number of shares of common stock that does not exceed the greater of (1) 1% of the number of shares of common stock then outstanding and (2) the average weekly trading volume of the shares of common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale. Sales under Rule 144 by our affiliates or persons selling shares of common stock on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes the material U.S. federal income tax considerations relating to the ownership of our common stock as of the date hereof by U.S. holders and non-U.S. holders, each as defined below. Except where noted, this summary deals only with common stock held as a capital asset and does not deal with special situations, such as those of dealers in securities or currencies, financial institutions, regulated investment companies, tax-exempt entities (except as described in “—Taxation of Tax-Exempt Holders of Our Common Stock” below), insurance companies, persons holding common stock as a part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons liable for alternative minimum tax, non-U.S. holders that are qualified shareholders, qualified foreign pension funds, foreign governments or “controlled entities” of foreign governments, investors in pass-through entities, U.S. holders of common stock whose “functional currency” is not the U.S. dollar, or persons who acquired their common stock through the exercise of an employee stock option or otherwise as compensation. Furthermore, the discussion below is based upon the provisions of the Code and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. The summary is also based upon the assumption that we and our subsidiaries and affiliated entities will operate in accordance with our and their applicable organizational documents.

The U.S. federal income tax treatment of holders of our common stock depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. In addition, the tax consequences to any particular stockholder of holding our common stock will depend on the stockholder’s particular tax circumstances. You are urged to consult your own tax advisors concerning the U.S. federal income tax consequences in light of your particular situation as well as consequences arising under the laws of any other taxing jurisdiction.

Our Taxation as a REIT

We elected to be taxed as a REIT under the Internal Revenue Code commencing with our taxable year ended December 31, 2013. We believe that we have been organized and have operated and will continue to operate in such a manner as to qualify for taxation as a REIT under the applicable provisions of the Internal Revenue Code.

In connection with this offering, Simpson Thacher & Bartlett LLP will render an opinion that, commencing with our initial taxable year ended December 31, 2013, we have been organized in conformity with the requirements for qualification as a REIT under the Code, and our actual and proposed method of operation as described in this prospectus has enabled and will enable us to meet the requirements for qualification and taxation as a REIT under the Code. Investors should be aware that the opinion of Simpson Thacher & Bartlett LLP will be based upon customary assumptions, will be conditioned upon certain representations made by us as to factual matters, including representations regarding the nature of our assets, income, organizational documents, stockholder ownership, and the present and future conduct of our business and will not be binding upon the IRS or any court. We have not received, and do not intend to seek, any rulings from the IRS regarding our status as a REIT or our satisfaction of the REIT requirements. The IRS may challenge our status as a REIT, and a court could sustain any such challenge. In addition, the opinion of Simpson Thacher & Bartlett LLP will be based on existing U.S. federal income tax law governing qualification as a REIT, which is subject to change either prospectively or retroactively. Moreover, our qualification and taxation as a REIT depends upon our ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the U.S. federal tax laws. Those qualification tests involve the percentage of income that we earn from specified sources, the percentage of our assets that falls within specified categories, the diversity of the ownership of our shares, and the percentage of our taxable income that we distribute. Simpson Thacher & Bartlett LLP will not review our compliance with those tests on a continuing basis. Accordingly, no assurance can be given that our actual results of operations for any particular taxable year will satisfy such requirements. For a discussion of the tax consequences of our failure to qualify as a REIT, see “—Failure to Qualify.”

The sections of the Code and the corresponding regulations that govern the U.S. federal income tax treatment of a REIT and its stockholders are highly technical and complex. The following discussion is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder, and administrative interpretations thereof.

Taxation of REITs in General

As indicated above, our qualification and taxation as a REIT depends upon our ability to meet, on a continuing basis, various qualification requirements imposed upon REITs by the Code. The material qualification requirements are summarized below under “—Requirements for Qualification as a REIT.” While we intend to operate so that we qualify as a REIT, no assurance can be given that the IRS will not challenge our qualification, or that we will be able to operate in accordance with the REIT requirements in the future. See “—Failure to Qualify.”

Provided that we qualify as a REIT, generally we will be entitled to a deduction for dividends that we pay and therefore will not be subject to U.S. federal corporate income tax on our net taxable income that is currently distributed to our stockholders. This treatment substantially eliminates the “double taxation” at the corporate and stockholder levels that generally results from an investment in a C corporation. A “C corporation” is a corporation that generally is required to pay tax at the corporate level. Double taxation means taxation once at the corporate level when income is earned and once again at the stockholder level when the income is distributed. In general, the income that we generate is taxed only at the stockholder level upon a distribution of dividends to our stockholders.

•	If we qualify as a REIT, we will nonetheless be subject to U.S. federal tax in the following circumstances:

•	We will pay U.S. federal income tax on our taxable income, including net capital gain, that we do not distribute to stockholders during, or within a specified time after, the calendar year in which the income is earned.

•	Under some circumstances, we may be subject to the “alternative minimum tax” due to our undistributed items of tax preference and alternative minimum tax adjustments.

•	If we have net income from “prohibited transactions,” which are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, such income will be subject to a 100% tax.

•	If we elect to treat property that we acquire in connection with a foreclosure of a mortgage loan or from certain leasehold terminations as “foreclosure property,” we may thereby avoid (a) the 100% tax on gain from a resale of that property (if the sale would otherwise constitute a prohibited transaction) and (b) the inclusion of any income from such property not qualifying for purposes of the REIT gross income tests discussed below, but the income from the sale or operation of the property may be subject to U.S. federal corporate income tax at the highest applicable rate (currently 35%).

•	If due to reasonable cause and not willful neglect we fail to satisfy either the 75% gross income test or the 95% gross income test discussed below, but nonetheless maintain our qualification as a REIT because other requirements are met, we will be subject to a 100% tax on the greater of the amount by which we fail the 75% gross income test or the 95% gross income test, multiplied in either case by a fraction intended to reflect our profitability.

•

If we fail to satisfy the asset tests (other than a de minimis failure of the 5% asset test or the 10% vote or value test, as described below under “—Asset Tests”) as long as the failure was due to reasonable cause and not to willful neglect, we dispose of the assets or otherwise comply with such asset tests within six months after the last day of the quarter in which we identify such failure and we file a schedule with the IRS describing the assets that caused such failure, we will pay a tax equal to the greater of $50,000 or the net income from the nonqualifying assets during the period in which we failed to satisfy such asset tests multiplied by the highest corporate tax rate (currently 35%).

•	If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, and the failure was due to reasonable cause and not to willful neglect, we will be required to pay a penalty of $50,000 for each such failure.

•	We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet recordkeeping requirements intended to monitor our compliance with rules relating to the composition of a REIT’s stockholders, as described below in “—Requirements for Qualification as a REIT.”

•	If we fail to distribute during each calendar year at least the sum of:

•	85% of our ordinary income for such calendar year;

•	95% of our capital gain net income for such calendar year; and

•	any undistributed taxable income from prior taxable years,

we will pay a 4% nondeductible excise tax on the excess of the required distribution over the amount we actually distributed, plus any retained amounts on which income tax has been paid at the corporate level.

•	We may elect to retain and pay income tax on our net long-term capital gain. In that case, a U.S. stockholder would include its proportionate share of our undistributed long-term capital gain (to the extent we make a timely designation of such gain to the stockholder) in its income, and would receive a credit or a refund for its proportionate share of the tax we paid.

•	We will be subject to a 100% excise tax on amounts received by us from a TRS (or on certain expenses deducted by a TRS or understated TRS service income) if certain arrangements between us and a TRS of ours, as further described below, are not comparable to similar arrangements among unrelated parties.

•	If we acquire any assets from a non-REIT C corporation in a carryover basis transaction, we could be liable for specified tax liabilities inherited from that non-REIT C corporation with respect to that corporation’s “built-in gain” in its assets. Built-in gain is the amount by which an asset’s fair market value exceeds its adjusted tax basis at the time we acquire the asset. Applicable Treasury regulations, however, allow us to avoid the recognition of gain and the imposition of corporate level tax with respect to a built-in gain asset acquired in a carryover basis transaction from a non-REIT C corporation unless and until we dispose of that built-in gain asset during the 10-year period following its acquisition, at which time we would recognize, and would be subject to tax at the highest regular corporate rate on, the built-in gain. As discussed below under “—Built-in Gains of Former C Corporation Assets,” as part of our Pre-IPO Transactions we will acquire certain assets that will be subject to this tax if we dispose of such assets during the 10-year period following the Pre-IPO Transactions.

In addition, notwithstanding our status as a REIT, we may also have to pay certain state and local income taxes, because not all states and localities treat REITs in the same manner that they are treated for U.S. federal income tax purposes. Moreover, as further described below, any domestic TRS in which we own an interest will be subject to U.S. federal corporate income tax on its net income.

Requirements for Qualification as a REIT. The Code defines a REIT as a corporation, trust or association:

(1)	that is managed by one or more trustees or directors;

(2)	the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

(3)	that would be taxable as a domestic corporation, but for its election to be subject to tax as a REIT;

(4)	that is neither a financial institution nor an insurance company subject to certain provisions of the Code;

(5)	the beneficial ownership of which is held by 100 or more persons;

(6)	of which not more than 50% in value of the outstanding shares are owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) after applying certain attribution rules;

(7)	that makes an election to be a REIT for the current taxable year or has made such an election for a previous taxable year, which has not been terminated or revoked; and

(8)	that meets other tests, described below, regarding the nature of its income and assets.

Conditions (1) through (4), inclusive, must be met during the entire taxable year. Condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months other than the first taxable year for which an election to become a REIT is made. Condition (6) must be met during the last half of each taxable year but neither conditions (5) nor (6) apply to the first taxable year for which an election to become a REIT is made. We believe that we have maintained and will maintain sufficient diversity of ownership to allow us to continue to satisfy conditions (5) and (6) above. In addition, our charter will contain restrictions regarding the ownership and transfer of our stock that are intended to assist us in continuing to satisfy the share ownership requirements described in (5) and (6) above. The provisions of our charter restricting the ownership and transfer of our stock are described in “Description of Stock—Restrictions on Ownership and Transfer.” These restrictions, however, may not ensure that we will be able to satisfy these share ownership requirements. If we fail to satisfy these share ownership requirements, we will fail to qualify as a REIT.

If we comply with regulatory rules pursuant to which we are required to send annual letters to holders of our stock requesting information regarding the actual ownership of our stock (as discussed below), and we do not know, or exercising reasonable diligence would not have known, whether we failed to meet requirement (6) above, we will be treated as having met the requirement.

To monitor compliance with the share ownership requirements, we generally are required to maintain records regarding the actual ownership of our shares. To do so, we must demand written statements each year from the record holders of significant percentages of our stock pursuant to which the record holders must disclose the actual owners of the shares (i.e., the persons required to include our dividends in their gross income). We must maintain a list of those persons failing or refusing to comply with this demand as part of our records. We could be subject to monetary penalties if we fail to comply with these record-keeping requirements. If you fail or refuse to comply with the demands, you will be required by U.S. Treasury regulations to submit a statement with your tax return disclosing your actual ownership of our shares and other information. In addition, we must satisfy all relevant filing and other administrative requirements established by the IRS to elect and maintain REIT status, use a calendar year for U.S. federal income tax purposes, and comply with the record keeping requirements of the Code and regulations promulgated thereunder.

Ownership of Partnership Interests. In the case of a REIT that is a partner in an entity that is treated as a partnership for U.S. federal income tax purposes, Treasury regulations provide that the REIT is deemed to own its proportionate share of the partnership’s assets and to earn its proportionate share of the partnership’s gross income based on its pro rata share of capital interests in the partnership for purposes of the asset and gross income tests applicable to REITs, as described below. However, solely for purposes of the 10% value test, described below (see “—Asset Tests”), the determination of a REIT’s interest in partnership assets will be based on the REIT’s proportionate interest in any securities issued by the partnership, excluding for these purposes, certain excluded securities as described in the Code. In addition, the assets and gross income of the partnership generally are deemed to retain the same character in the hands of the REIT. Thus, our proportionate share of the assets and items of income of partnerships in which we own an equity interest is treated as assets and items of income of our company for purposes of applying the REIT requirements described below. Consequently, to the extent that we directly or indirectly hold a preferred or other equity interest in a partnership, the partnership’s assets and operations may affect our ability to qualify as a REIT, even though we may have no control or only limited influence over the partnership.

Disregarded Subsidiaries. If a REIT owns a corporate subsidiary that is a “qualified REIT subsidiary,” the separate existence of that subsidiary is disregarded for U.S. federal income tax purposes. Generally, a qualified REIT subsidiary is a corporation, other than a TRS, all of the stock of which is owned directly or indirectly by the REIT. Other entities that are wholly owned by us, including single member limited liability companies that have not elected to be taxed as corporations for U.S. federal income tax purposes, are also generally disregarded as separate entities for U.S. federal income tax purposes, including for purposes of the REIT income and asset tests. All assets, liabilities and items of income, deduction and credit of qualified REIT subsidiaries and disregarded subsidiaries will be treated as assets, liabilities and items of income, deduction and credit of the REIT itself. A qualified REIT subsidiary of ours is not subject to U.S. federal corporate income taxation, although it may be subject to state and local taxation in some states.

In the event that a qualified REIT subsidiary or a disregarded subsidiary ceases to be wholly owned by us (e.g., if any equity interest in the subsidiary is acquired by a person other than us or another disregarded subsidiary of us), the subsidiary’s separate existence would no longer be disregarded for U.S. federal income tax purposes. Instead, it would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income tests applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the value or voting power of the outstanding securities of another corporation. See “—Asset Tests” and “—Income Tests.”

Taxable REIT Subsidiaries. A TRS is an entity that is taxable as a corporation in which we directly or indirectly own stock and that elects with us to be treated as a TRS. The separate existence of a TRS is not ignored for U.S. federal income tax purposes. Accordingly, a TRS generally is subject to U.S. federal corporate income tax on its earnings, which may reduce the cash flow that we and our subsidiaries generate in the aggregate, and may reduce our ability to make distributions to our stockholders. In addition, if a TRS owns, directly or indirectly, securities representing 35% or more of the vote or value of a subsidiary corporation, that subsidiary will also be treated as a TRS. However, an entity will not qualify as a TRS if it directly or indirectly operates or manages a lodging or health care facility or, generally, provides to another person, under a franchise, license or otherwise, rights to any brand name under which any lodging facility or health care facility is operated. We generally may not own more than 10%, as measured by voting power or value, of the securities of a corporation that is not a qualified REIT subsidiary, unless we and such corporation elect to treat such corporation as a TRS. Overall, no more than 25% (and, for taxable years beginning after December 31, 2017, no more than 20%) of the value of a REIT’s assets may consist of stock or securities of one or more TRSs.

Income earned by a TRS is not attributable to the REIT. Rather, the stock issued by a TRS to us is an asset in our hands, and we treat dividends paid to us from such TRS, if any, as income. This income can affect our income and asset tests calculations, as described below. As a result, income that might not be qualifying income for purposes of the income tests applicable to REITs could be earned by a TRS without affecting our status as a REIT. For example, we may use TRSs to perform services or conduct activities that give rise to certain categories of income such as management fees, or to conduct activities that, if conducted by us directly, would be treated in our hands as prohibited transactions.

Several provisions of the Code regarding the arrangements between a REIT and its TRSs ensure that a TRS will be subject to an appropriate level of U.S. federal income taxation. For example, a TRS is limited in its ability to deduct interest payments made to affiliated REITs. In addition, we would be obligated to pay a 100% penalty tax on some payments that we receive from, or on certain expenses deducted by, a TRS if the IRS were to assert successfully that the economic arrangements between us and a TRS are not comparable to similar arrangements among unrelated parties.

Income Tests

To qualify as a REIT, we must satisfy two gross income requirements, each of which is applied on an annual basis. First, at least 75% of our gross income, excluding gross income from prohibited transactions and certain hedging and foreign currency transactions, for each taxable year generally must be derived directly or indirectly from:

•	rents from real property;

•	interest on debt secured by mortgages on real property or on interests in real property;

•	dividends or other distributions on, and gain from the sale of, stock in other REITs;

•	gain from the sale of real property or mortgage loans;

•	abatements and refunds of taxes on real property;

•	income and gain derived from foreclosure property (as described below);

•	amounts (other than amounts the determination of which depends in whole or in part on the income or profits of any person) received or accrued as consideration for entering into agreements (i) to make loans secured by mortgages on real property or on interests in real property or (ii) to purchase or lease real property (including interests in real property and interests in mortgages on real property); and

•	interest or dividend income from investments in stock or debt instruments attributable to the temporary investment of new capital during the one-year period following our receipt of new capital that we raise through equity offerings or public offerings of debt obligations with at least a five-year term.

Second, at least 95% of our gross income, excluding gross income from prohibited transactions and certain hedging transactions, for each taxable year must be derived from sources that qualify for purposes of the 75% test, and from (i) dividends, (ii) interest and (iii) gain from the sale or disposition of stock or securities, which need not have any relation to real property.

If we fail to satisfy one or both of the 75% and 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for that year if we are entitled to relief under the Code. These relief provisions generally will be available if our failure to meet the tests is due to reasonable cause and not due to willful neglect, and we attach a schedule of the sources of our income to our U.S. federal income tax return. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally recognize exceeds the limits on nonqualifying income, the IRS could conclude that the failure to satisfy the tests was not due to reasonable cause. If these relief provisions are inapplicable to a particular set of circumstances, we will fail to qualify as a REIT. Even if these relief provisions apply, a penalty tax would be imposed based on the amount of nonqualifying income. See “—Our Taxation as a REIT.”

Gross income from our sale of property that we hold primarily for sale to customers in the ordinary course of business is excluded from both the numerator and the denominator in both gross income tests. In addition, income and gain from hedging transactions that we enter into to hedge indebtedness incurred or to be incurred to acquire or carry real estate assets and that are clearly and timely identified as such will be excluded from both the numerator and the denominator for purposes of both gross income tests. In addition, certain foreign currency gains will be excluded from gross income for purposes of one or both of the gross income tests. We will monitor the amount of our non-qualifying income and we will manage our portfolio to comply at all times with the gross income tests. The following paragraphs discuss some of the specific applications of the gross income tests to us.

Dividends. We may directly or indirectly receive distributions from TRSs or other corporations that are not REITs or qualified REIT subsidiaries. These distributions generally are treated as dividend income to the extent of earnings and profits of the distributing corporation. Our dividend income from stock in any corporation (other than any REIT) and from any TRS will be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. The dividends that we receive from any REITs in which we own stock and our gain on the sale of the stock in those REITs will be qualifying income for purposes of both gross income tests. However, if a REIT in which we own stock fails to qualify as a REIT in any year, our income from such REIT would be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test.

Interest. The term “interest,” as defined for purposes of both gross income tests, generally excludes any amount that is based in whole or in part on the income or profits of any person, however, it generally includes the following: (i) an amount that is received or accrued based on a fixed percentage or percentages of receipts or sales, and (ii) an amount that is based on the income or profits of a debtor, as long as the debtor derives substantially all of its income from the real property securing the debt by leasing substantially all of its interest in the property, and only to the extent that the amounts received by the debtor would be qualifying “rents from real property” if received directly by a REIT.

Interest on debt secured by mortgages on real property or on interests in real property, including, for this purpose, prepayment penalties, loan assumption fees and late payment charges that are not compensation for services, generally is qualifying income for purposes of the 75% gross income test. However, if the highest principal amount of a loan outstanding during a taxable year exceeds the fair market value of the real property securing the loan as of the date we agreed to originate or acquire the loan, a portion of the interest income from such loan will not be qualifying income for purposes of the 75% gross income test but will be qualifying income for purposes of the 95% gross income test. The portion of the interest income that will not be qualifying income for purposes of the 75% gross income test will be equal to the portion of the principal amount of the loan that is not secured by real property—that is, the amount by which the loan exceeds the value of the real estate that is security for the loan. For taxable years beginning after December 31, 2015, all interest earned on a mortgage loan secured by both real property and personal property shall be treated as qualifying income for purposes of the 75% income test if the fair market value of such personal property does not exceed 15% of the total fair market value of all such property, even if the real property collateral value is less than the outstanding principal balance of the loan.

Hedging Transactions. We and our subsidiaries may enter into hedging transactions with respect to one or more of our assets or liabilities. Hedging transactions could take a variety of forms, including interest rate swap agreements, interest rate cap agreements, options, futures contracts, forward rate agreements or similar financial instruments. Except to the extent provided by Treasury regulations, any income from a hedging transaction we enter into (1) in the normal course of our business primarily to manage risk of interest rate or price changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, which is clearly identified as a hedge along with the risk that it hedges within prescribed time periods specified in Treasury regulations, (2) primarily to manage risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% income tests which is clearly identified as a hedge along with the risk that it hedges within prescribed time periods or (3) in connection with the effective termination of certain hedging transactions described above, will be excluded from gross income for purposes of both the 75% or 95% gross income tests. To the extent that we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both of the 75% and 95% gross income tests. Moreover, whether or not income from a hedge is excluded for purposes of the income tests, to the extent that a position in a hedging transaction has positive value at any particular point in time, it may be treated as an asset that does not qualify for purposes of the asset tests described below. We intend to structure any hedging transactions in a manner that does not jeopardize our qualification as a REIT. No assurance can be given, however, that our hedging activities will not give rise to income or assets that do not qualify for purposes of the REIT tests, or that our hedging will not adversely affect our ability to satisfy the REIT qualification requirements.

We may conduct some or all of our hedging activities through a TRS or other corporate entity, the income of which may be subject to U.S. federal income tax, rather than by participating in the arrangements directly or through pass-through subsidiaries.

Fee Income. Any fee income that we earn will generally not be qualifying income for purposes of either gross income test. Any fees earned by a TRS will not be included for purposes of the gross income tests.

Rents from Real Property. Rents we receive will qualify as “rents from real property” in satisfying the gross income requirements for a REIT described above only if several conditions described below are met. These conditions relate to the identity of the tenant, the computation of the rent payable, the nature of the property leased and any services provided in connection with the property. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from rents from real property solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, rents we receive from a “related party tenant” will not qualify as rents from real property in satisfying the gross income tests unless the tenant is a TRS, at least 90% of the property is leased to unrelated tenants, the rent paid by the TRS is substantially comparable to the rent paid by the unrelated tenants for comparable space and the rent is not attributable to an increase in rent due to a modification of a lease with a “controlled TRS” (i.e., a TRS in which we own directly or indirectly more than 50% of the voting power or value of the stock). A tenant is a related party tenant if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more of the tenant. Whether rents paid by a TRS are substantially comparable to rents paid by other tenants is determined at the time the lease with the TRS is entered into, extended, or modified, if such modification increases the rents due under such lease. Third, if rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as rents from real property. Finally, for rents to qualify as “rents from real property” for purposes of the gross income tests, we are only allowed to provide services that are both usually or “customarily rendered” in connection with the rental of real property and not otherwise considered “rendered to the occupant” of the property. Examples of these permitted services include the provision of light, heat, or other utilities, trash removal and general maintenance of common areas. We may, however, render services to our tenants through an “independent contractor” who is adequately compensated and from whom we do not derive revenue. We may also own a TRS which provides non-customary services to tenants without tainting our rental income from the related properties.

Even if a REIT furnishes or renders services that are non-customary with respect to a property, if the greater of (i) the amounts received or accrued, directly or indirectly, or deemed received by the REIT with respect to such services, or (ii) 150% of our direct cost in furnishing or rendering the services during a taxable year is not more than 1% of all amounts received or accrued, directly or indirectly by the REIT with respect to the property during the same taxable year, then only the amounts with respect to such non-customary services are not treated as rent for purposes of the REIT gross income tests.

We intend to cause any services that are not “usually or customarily rendered,” or that are for the benefit of a particular tenant in connection with the rental of real property, to be provided through a TRS or through an “independent contractor” who is adequately compensated and from which we do not derive revenue. However, no assurance can be given that the IRS will concur with our determination as to whether a particular service is usual or customary, or otherwise in this regard.

Prohibited Transactions Tax. A REIT will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds as primarily for sale to customers in the ordinary course of a trade or business. Whether a REIT holds an asset as primarily for sale to customers in the ordinary course of a trade or business depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. Nevertheless, we intend to conduct our operations so that no asset that we own (or are treated as owning) will be treated as, or as having been, held for sale to customers, and that a sale of any such asset will not be treated as having been in the ordinary course of our business. We cannot assure you that we will comply with certain safe harbor provisions or that we will avoid owning property that may be characterized as property that we hold primarily for sale to customers in the ordinary course of a trade or business. The 100% tax will not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will be subject to tax in the hands of such corporation at regular corporate income tax rates. We intend to structure our activities to avoid prohibited transaction characterization.

Foreclosure Property. Foreclosure property is any real property, including interests in real property, and any personal property incident to such real property:

•	that is acquired by a REIT as the result of the REIT having bid in such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on indebtedness that such property secured;

•	for which the related loan was acquired by the REIT at a time when the default was not imminent or anticipated; and

•	for which the REIT makes a proper election to treat the property as foreclosure property.

However, a REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor.

Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property, or longer if an extension is granted by the Secretary of the Treasury. This grace period terminates and foreclosure property ceases to be foreclosure property on the first day:

•	on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

•	on which any construction takes place on the property, other than completion of a building or any other improvement, if more than 10% of the construction was completed before default became imminent; or

•	which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business that is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income or through a TRS.

We will be subject to tax at the maximum corporate rate on any income from foreclosure property, including gain from the disposition of the foreclosure property, other than income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. However, income from foreclosure property, including gain from the sale of foreclosure property held for sale in the ordinary course of a trade or business, will qualify for purposes of the 75% and 95% gross income tests. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or dealer property.

Asset Tests

At the close of each quarter of our taxable year, we must satisfy the following tests relating to the nature of our assets.

•	at least 75% of the value of our total assets must be represented by the following:

•	interests in real property, including leaseholds and options to acquire real property and leaseholds (including, for the avoidance of doubt, personal property leased with real property to the extent rents attributable to such personal property would be treated as rents from real property);

•	interests in mortgages on real property;

•	stock in other REITs;

•	debt instruments issued by publicly offered REITs;

•	cash and cash items (including certain receivables);

•	government securities;

•	investments in stock or debt instruments attributable to the temporary investment of new capital during the one-year period following our receipt of new capital that we raise through equity offerings or public offerings of debt obligations with at least a five-year term; and

•	regular or residual interests in a Real Estate Mortgage Investment Conduit (“REMIC”). However, if less than 95% of the assets of a REMIC consists of assets that are qualifying real estate-related assets under U.S. federal income tax laws, determined as if we held such assets directly, we will be treated as holding directly our proportionate share of the assets of such REMIC.

•	not more than 25% of our total assets may be represented by securities, other than those in the 75% asset class.

•	except for securities in TRSs and the securities in the 75% asset class described in the first bullet point above, the value of any one issuer’s securities owned by us may not exceed 5% of the value of our total assets.

•	except for securities in TRSs and the securities in the 75% asset class described in the first bullet point above, we may not own more than 10% of any one issuer’s outstanding voting securities.

•	except for securities of TRSs and the securities in the 75% asset class described in the first bullet point above, we may not own more than 10% of the total value of the outstanding securities of any one issuer, other than securities that qualify for the “straight debt” exception discussed below.

•	not more than 25% (and, for taxable years beginning after December 31, 2017, not more than 20%) of the value of our total assets may be represented by the securities of one or more TRSs.

•	not more than 25% of the value of our total assets may be represented by nonqualified publicly offered REIT debt instruments.

Notwithstanding the general rule, as noted above, that for purposes of the REIT income and asset tests we are treated as owning our proportionate share of the underlying assets of a subsidiary partnership, if we hold indebtedness issued by a partnership, the indebtedness will be subject to, and may cause a violation of, the asset tests unless the indebtedness is a qualifying mortgage asset or other conditions are met. Similarly, although stock of another REIT is a qualifying asset for purposes of the REIT asset tests, any non-mortgage debt that is issued by another REIT may not so qualify (although such debt will not be treated as “securities” for purposes of the 10% asset test, as explained below).

Securities, for the purposes of the asset tests, may include debt we hold from other issuers. However, debt we hold in an issuer that does not qualify for purposes of the 75% asset test will not be taken into account for purposes of the 10% value test if the debt securities meet the straight debt safe harbor. Debt will meet the “straight debt” safe harbor if the debt is a written unconditional promise to pay on demand or on a specified date a sum certain in money, the debt is not convertible, directly or indirectly, into stock, and the interest rate and the interest payment dates of the debt are not contingent on the profits, the borrower’s discretion or similar factors. In the case of an issuer that is a corporation or a partnership, securities that otherwise would be considered straight debt will not be so considered if we, and any of our controlled TRSs, as defined in the Code, hold any securities of the corporate or partnership issuer that (a) are not straight debt or other excluded securities (prior to the application of this rule), and (b) have an aggregate value greater than 1% of the issuer’s outstanding securities (including, for the purposes of a partnership issuer, our interest as a partner in the partnership).

In addition to straight debt, the Code provides that certain other securities will not violate the 10% asset test. Such securities include (i) any loan made to an individual or an estate, (ii) certain rental agreements pursuant to which one or more payments are to be made in subsequent years (other than agreements between a REIT and certain persons related to the REIT under attribution rules), (iii) any obligation to pay rents from real property, (iv) securities issued by governmental entities that are not dependent in whole or in part on the profits of (or payments made by) a non-governmental entity, (v) any security (including debt securities) issued by another REIT and (vi) any debt instrument issued by a partnership if the partnership’s income is of a nature that it would satisfy the 75% gross income test described above under “—Income Tests.” In applying the 10% asset test, a debt security issued by a partnership (other than straight debt or any other excluded security) is not taken into account to the extent, if any, of the REIT’s proportionate interest as a partner in that partnership.

We believe that any stock that we hold or acquire in other REITs will be a qualifying asset for purposes of the 75% asset test. However, if a REIT in which we own stock fails to qualify as a REIT in any year, the stock in such REIT will not be a qualifying asset for purposes of the 75% asset test. Instead, we would be subject to the second, third, fourth, and fifth assets tests described above with respect to our investment in such a disqualified REIT. We will also be subject to those assets tests with respect to our investments in any non-REIT C corporations for which we do not make a TRS election.

We will monitor the status of our assets for purposes of the various asset tests and will seek to manage our portfolio to comply at all times with such tests. There can be no assurances, however, that we will be successful in this effort. No independent appraisals have been obtained to support our conclusions as to the value of our total assets or the value of any particular security or securities. Moreover, the values of some assets may not be susceptible to a precise determination, and values are subject to change in the future. Furthermore, the proper classification of an instrument as debt or equity for U.S. federal income tax purposes may be uncertain in some circumstances, which could affect the application of the REIT asset requirements. Accordingly, there can be no assurance that the IRS will not contend that our interests in our subsidiaries or in the securities of other issuers will not cause a violation of the REIT asset tests.

However, certain relief provisions are available to allow REITs to satisfy the asset requirements or to maintain REIT qualification notwithstanding certain violations of the asset and other requirements. For example, if we should fail to satisfy the asset tests at the end of a calendar quarter such a failure would not cause us to lose our REIT qualification if we (i) satisfied the asset tests at the close of the preceding calendar quarter and (ii) the discrepancy between the value of our assets and the asset requirements was not wholly or partly caused by an acquisition of non-qualifying assets, but instead arose from changes in the relative market values of our assets. If the condition described in (ii) were not satisfied, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose or by making use of the relief provisions described above.

In the case of de minimis violations of the 10% and 5% asset tests, a REIT may maintain its qualification despite a violation of such requirements if (i) the value of the assets causing the violation does not exceed the lesser of 1% of the REIT’s total assets and $10,000,000 and (ii) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure, or the relevant tests are otherwise satisfied within that time frame.

Even if we did not qualify for the foregoing relief provisions, one additional provision allows a REIT which fails one or more of the asset requirements for a particular tax quarter to nevertheless maintain its REIT qualification if (i) the REIT provides the IRS with a description of each asset causing the failure, (ii) the failure is due to reasonable cause and not willful neglect, (iii) the REIT pays a tax equal to the greater of (a) $50,000 per failure and (b) the product of the net income generated by the assets that caused the failure multiplied by the highest applicable corporate tax rate (currently 35%) and (iv) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure, or otherwise satisfies the relevant asset tests within that time frame.

Annual Distribution Requirements Applicable to REITs

To qualify as a REIT, we generally must distribute dividends (other than capital gain dividends) to our stockholders in an amount at least equal to:

•	the sum of (i) 90% of our REIT taxable income, computed without regard to the dividends paid deduction and our net capital gain and (ii) 90% of our net income after tax, if any, from foreclosure property; minus

•	the excess of the sum of specified items of non-cash income (including original issue discount on our mortgage loans) over 5% of our REIT taxable income, computed without regard to the dividends paid deduction and our net capital gain.

Distributions generally must be made during the taxable year to which they relate. Distributions may be made in the following year in two circumstances. First, if we declare a dividend in October, November or December of any year with a record date in one of these months and pay the dividend on or before January 31 of the following year, we will be treated as having paid the dividend on December 31 of the year in which the dividend was declared. Second, distributions may be made in the following year if the dividends are declared before we timely file our tax return for the year and if made before the first regular dividend payment made after such declaration. These distributions are taxable to our stockholders in the year in which paid, even though the distributions relate to our prior taxable year for purposes of the 90% distribution requirement. To the extent that we do not distribute all of our net capital gain or we distribute at least 90%, but less than 100% of our REIT taxable income, as adjusted, we will be subject to tax on the undistributed amount at regular corporate tax rates.

To the extent that in the future we may have available net operating losses carried forward from prior tax years, such losses may reduce the amount of distributions that we must make in order to comply with the REIT distribution requirements. Such losses, however, will generally not affect the tax treatment to our stockholders of any distributions that are actually made.

If we fail to distribute during a calendar year (or, in the case of distributions with declaration and record dates falling in the last three months of the calendar year, by the end of January following such calendar year) at least the sum of (i) 85% of our ordinary income for such year, (ii) 95% of our capital gain net income for such year and (iii) any undistributed taxable income from prior years, we will be subject to a 4% excise tax on the excess of such required distribution over the sum of (x) the amounts actually distributed (taking into account excess distributions from prior years) and (y) the amounts of income retained on which we have paid corporate income tax.

We may elect to retain rather than distribute all or a portion of our net capital gains and pay the tax on the gains. In that case, we may elect to have our stockholders include their proportionate share of the undistributed net capital gains in income as long-term capital gains and receive a credit for their share of the tax paid by us. Our stockholders would then increase the adjusted basis of their stock by the difference between (i) the amounts of capital gain dividends that we designated and that they include in their taxable income, minus (ii) the tax that we paid on their behalf with respect to that income. For purposes of the 4% excise tax described above, any retained amounts for which we elect this treatment would be treated as having been distributed.

We intend to make timely distributions sufficient to satisfy the distribution requirements and we expect that our REIT taxable income will be less than our cash flow because of depreciation and other non-cash charges included in computing REIT taxable income. Accordingly, we anticipate that we generally will have sufficient cash or liquid assets to enable us to satisfy the distribution requirements described above. However, it is possible that, from time to time, we may not have sufficient cash or other liquid assets to meet the distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of items of income and deduction of expenses by us for U.S. federal income tax purposes. In addition, we may decide to retain our cash, rather than distribute it, in order to repay debt, acquire assets or for other reasons. In the event that such timing differences occur, and in other circumstances, it may be necessary in order to satisfy the distribution requirements to arrange for short-term, or possibly long-term, borrowings, or to pay the dividends in the form of other property (including, for example, shares of our own stock).

Although several types of non-cash income are excluded in determining the annual distribution requirement, we will incur corporate income tax and the 4% nondeductible excise tax with respect to those non-cash income items if we do not distribute those items on a current basis. As a result of the foregoing, we may not have sufficient cash to distribute all of our taxable income and thereby avoid corporate income tax and the excise tax imposed on certain undistributed income. In such a situation, we may need to borrow funds or issue additional common stock or preferred stock.

If our taxable income for a particular year is subsequently determined to have been understated, under some circumstances we may be able to rectify a failure to meet the distribution requirement for a year by paying deficiency dividends to stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends. However, we will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

Built-in Gains of Former C Corporation Assets

If a REIT acquires an asset (directly or indirectly) from a C corporation in a transaction in which the REIT’s basis in the asset is determined by reference to the basis of the asset in the hands of the C corporation, the REIT may be subject to an entity-level tax (“built-in gains tax”) upon a taxable disposition during a 10-year period following the acquisition date. The amount of the tax is determined by applying the highest regular corporate tax rate, which is currently 35%, to the lesser of (i) the excess, if any, of the asset’s fair market value over the REIT’s basis in the asset on the acquisition date, or (ii) the gain recognized by the REIT in the disposition. The amount described in clause (i) is referred to as “built-in gain.”

As part of our Pre-IPO Transactions, we will acquire assets with built-in gains through contributions by our pre-IPO owners. These transactions, taken together, are intended to qualify as tax-free under Section 351 of the Code, with the result that we will take a carryover tax basis in the assets acquired. Any such assets acquired by us in carryover basis transactions from a C corporation (directly or indirectly) will be subject to built-in gains tax upon a taxable disposition of any such assets during the applicable 10-year recognition period.

Like-Kind Exchanges

We may dispose of properties in transactions intended to qualify as like-kind exchanges under the Code. Such like-kind exchanges are intended to result in the deferral of gain for U.S. federal income tax purposes. The failure of any such transaction to qualify as a like-kind exchange could require us to pay U.S. federal income tax, possibly including the 100% prohibited transaction tax, depending on the facts and circumstances surrounding the particular transaction.

Penalty Tax

Any redetermined rents, redetermined deductions, excess interest or redetermined TRS service income we generate will be subject to a 100% penalty tax. In general, redetermined rents are rents from real property that are overstated as a result of any services furnished to any of our tenants by a TRS, and redetermined deductions and excess interest represent any amounts that are deducted by a TRS for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s length negotiations. Rents that we receive will not constitute redetermined rents if they qualify for certain safe harbor provisions contained in the Code. Redetermined TRS service income is income earned by a TRS that is attributable to services provided to us, or on our behalf to any of our tenants, that is less than the amounts that would have been charged based upon arms’ length negotiations.

Record Keeping Requirements

We are required to comply with applicable record keeping requirements. Failure to comply could result in monetary fines. For example, we must request on an annual basis information from our stockholders designed to disclose the actual ownership of our outstanding common stock.

Failure to Qualify

If we fail to satisfy one or more requirements of REIT qualification, other than the income tests or asset requirements, then we may still retain REIT qualification if the failure is due to reasonable cause and not willful neglect, and we pay a penalty of $50,000 for each failure.

If we fail to qualify for taxation as a REIT in any taxable year for which the applicable period for assessment has not expired and the relief provisions do not apply, we will be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. This would significantly reduce both our cash available for distribution to our stockholders and our earnings. If we fail to qualify as a REIT, we will not be required to make any distributions to stockholders and any distributions that are made will not be deductible by us. Moreover, all distributions to stockholders would be taxable as dividends to the extent of our current and accumulated earnings and profits, whether or not attributable to capital gains of ours. Subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction with respect to those distributions, and individual, trust and estate distributees may be eligible for reduced income tax rates on such dividends. Unless we are entitled to relief under specific statutory provisions, we also (1) will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost and (2) for the ten years following our re-election of REIT status, upon a taxable disposition of an asset we owned as of such re-election, will be subject to corporate level tax with respect to any built-in gain inherent in such asset at the time of re-election.

Tax Aspects of Our Operating Partnership and Subsidiaries

General. All of our investments will be held through our Operating Partnership. In addition, our Operating Partnership may hold certain investments indirectly through subsidiary partnerships and limited liability companies which are treated as partnerships or disregarded entities for U.S. federal income tax purposes. In general, entities that are treated as partnerships or disregarded entities for U.S. federal income tax purposes are “pass-through” entities which are not required to pay U.S. federal income tax. Rather, partners or members of such entities are allocated their shares of the items of income, gain, loss, deduction and credit of the partnership or limited liability company, and are potentially required to pay tax on this income, without regard to whether they receive a distribution from the partnership or limited liability company. A partner in such entities that is a REIT will include in its income its share of these partnership and limited liability company items for purposes of the various gross income tests, the computation of its REIT taxable income, and the REIT distribution requirements. Moreover, for purposes of the asset tests, it will include its pro rata share of assets held by the Operating Partnership, including its share of its subsidiary partnerships and limited liability companies, based on its capital interest in each such entity.

Entity Classification. Our interests in the Operating Partnership and the subsidiary partnerships and limited liability companies involve special tax considerations, including the possibility that the IRS might challenge the status of these entities as partnerships (or disregarded entities), as opposed to associations taxable as corporations for U.S. federal income tax purposes. For example, an entity that would otherwise be classified as a partnership for U.S. federal income tax purposes may nonetheless be taxable as a corporation if it is a “publicly traded partnership” and certain other requirements are met. A partnership or limited liability company would be treated as a publicly traded partnership if its interests are traded on an established securities market or are readily tradable on a secondary market or a substantial equivalent thereof, within the meaning of applicable Treasury regulations. If our Operating Partnership or a subsidiary partnership or limited liability company were treated as a publicly traded partnership and did not otherwise satisfy the requirements of an exemption from corporate treatment for certain publicly traded partnerships whose income is derived primarily from certain passive sources, then it would be taxable as a corporation and would be required to pay an entity-level tax on its income. In this situation, the character of our assets and items of gross income would change and could prevent us from qualifying as a REIT. See “—Failure to Qualify” for a discussion of the effect of our failure to meet the REIT asset and income tests. In addition, a change in the tax status of our Operating Partnership, a subsidiary partnership or limited liability company might be treated as a taxable event. If so, we might incur a tax liability without any related cash distributions. We do not anticipate that any subsidiary partnership or limited liability company (including the Operating Partnership if and when it is treated as a partnership for U.S. federal income tax purposes as discussed below) will be treated as a publicly traded partnership which is taxable as a corporation.

Our Operating Partnership is currently disregarded as a separate entity from us because we own 100% of the interests in the Operating Partnership directly and through another entity that is disregarded as a separate entity from us. If and when we admit other partners, we expect that the Operating Partnership will be treated as a partnership for U.S. federal income tax purposes. We will be treated as contributing our assets to the Operating Partnership in exchange for interests therein. The remainder of this discussion would only apply to the Operating Partnership if and when is treated as a partnership for U.S. federal income tax purposes.

Legislation was recently enacted that significantly changes the rules for U.S. federal income tax audits of partnerships. Such audits will continue to be conducted at the entity level, but with respect to tax returns for taxable years beginning after December 31, 2017, unless such entity qualifies for and affirmatively elects an alternative procedure, any adjustments to the amount of tax due (including interest and penalties) will be payable by the entity itself. Under an alternative procedure, if elected, a partnership would issue information returns to persons who were partners in the audited year, who would then be required to take the adjustments into account in calculating their own tax liability, and the partnership would not be liable for the adjustments. If any of our subsidiary partnerships or limited liability companies (including the Operating Partnership if and when it is treated as a partnership for U.S. federal income tax purposes) is able to and in fact elects the alternative procedure for a given adjustment, the amount of taxes for which such persons will be liable will be increased by any applicable penalties and a special interest charge. There can be no assurance that any such entities will be eligible to make such an election or that it will, in fact, make such an election for any given adjustment. Many issues and the overall effect of this new legislation on us are uncertain.

Allocations of Income, Gain, Loss and Deduction. A partnership agreement (or, in the case of a limited liability company treated as a partnership for U.S. federal income tax purposes, the limited liability company agreement) will generally determine the allocation of partnership income and loss among partners. Generally, Section 704(b) of the Code and the Treasury regulations thereunder require that partnership allocations respect the economic arrangement of the partners. If an allocation of partnership income or loss does not comply with the requirements of Section 704(b) of the Code and the Treasury regulations thereunder, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership. This reallocation will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. Commencing with the treatment of the Operating Partnership as a partnership for U.S. federal income tax purposes, our Operating Partnership’s allocations of taxable income and loss will be intended to comply with the requirements of Section 704(b) of the Code and the Treasury regulations thereunder.

Tax Allocations with Respect to the Properties. Under Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership (including a limited liability company treated as a partnership for U.S. federal income tax purposes) in exchange for an interest in the partnership, must be allocated in a manner so that the contributing partner is charged with the unrealized gain, or benefits from the unrealized loss, associated with the property at the time of the contribution, as adjusted from time to time. The amount of the unrealized gain or unrealized loss generally is equal to the difference between the fair market value or book value and the adjusted tax basis of the contributed property at the time of contribution (this difference is referred to as a book-tax difference), as adjusted from time to time. These allocations are solely for U.S. federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. Similar tax allocations are required with respect to the book-tax differences in the assets owned by a partnership when additional assets (or services) are contributed in exchange for a new partnership interest.

We will be deemed to contribute property to our Operating Partnership if and when the Operating Partnership is treated as a partnership for U.S. federal income tax purposes. Such properties likely will have book-tax differences at the time of such deemed contribution. Other persons also may contribute property with book-tax differences to our Operating Partnership in exchange for interests in our Operating Partnership, and book-tax differences may arise with respect to existing assets whenever we issue new interests in the Operating Partnership. The partnership agreement will require that allocations with respect to book-tax differences be made in a manner consistent with Section 704(c) of the Code. Treasury regulations issued under Section 704(c) of the Code provide partnerships with a choice of several methods of accounting for book-tax differences. We expect that our Operating Partnership will account for any book-tax differences using any method approved under Section 704(c) of the Code and the applicable Treasury regulations as chosen by the general partner under the partnership agreement.

In connection with contributions of properties from third parties, the general partner may agree to use the “traditional method” under Section 704(c) of the Code. Under the traditional method, the carryover basis of contributed interests in the properties in the hands of our Operating Partnership (i) will or could cause us to be allocated lower amounts of depreciation deductions for tax purposes than would be allocated to us if all contributed properties were to have a tax basis equal to their fair market value at the time of the contribution and (ii) could cause us to be allocated taxable gain in the event of a sale of such contributed interests or properties in excess of the economic or book income allocated to us as a result of such sale, with a corresponding benefit to the other partners in the Operating Partnership. An allocation described in (ii) above might cause us or the other partners to recognize taxable income in excess of cash proceeds in the event of a sale or other disposition of property, which might adversely affect our ability to comply with the REIT distribution requirements. See “—Taxation of REITs in General—Requirements for Qualification as a REIT” and “—Annual Distribution Requirements Applicable to REITs.”

Any property acquired by our Operating Partnership in a taxable transaction will initially have a tax basis equal to its fair market value, and Section 704(c) of the Code will not apply.

Subsidiary REITs. We may hold interests in subsidiaries intended to qualify as REITs for U.S. federal income tax purposes, and, prior to our acquisition of its assets in our Pre-IPO Transactions, substantially all of IH2 Property Holding Inc.’s assets consisted of stock of Preeminent Holdings Inc., which intended to qualify as a REIT. If any REIT in which we hold (or held) an interest fails to qualify for taxation as a REIT in any taxable year, that failure could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income requirements applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the securities of another corporation that is not a REIT or a TRS, as further described below. Investments in other REITs may pose additional challenges, such as smaller income and asset bases against which to absorb nonqualifying income and assets and, in the case of subsidiary REITs acquired by purchase, reliance on the seller’s compliance with the REIT requirements for periods prior to acquisition.

Taxation of U.S. Holders of Our Common Stock

U.S. Holder. As used in the remainder of this discussion, the term “U.S. holder” means a beneficial owner of our common stock that is for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation (or an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if it (a) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding common stock, you should consult your advisors. A “non-U.S. holder” is a beneficial owner of our common stock that is neither a U.S. holder nor a partnership (or an entity treated as a partnership for U.S. federal income tax purposes).

Distributions Generally. As long as we qualify as a REIT, distributions made by us to our taxable U.S. holders out of current or accumulated earnings and profits that are not designated as capital gain dividends or “qualified dividend income” will be taken into account by them as ordinary income taxable at ordinary income tax rates and will not qualify for the reduced capital gains rates that currently generally apply to distributions by non-REIT C corporations to certain non-corporate U.S. holders. In determining the extent to which a distribution constitutes a dividend for tax purposes, our earnings and profits will be allocated first to distributions with respect to our preferred stock, if any, and then to our common stock. Corporate stockholders will not be eligible for the dividends received deduction with respect to these distributions.

Distributions in excess of both current and accumulated earnings and profits will not be taxable to a U.S. holder to the extent that the distributions do not exceed the adjusted basis of the holder’s stock. Rather, such distributions will reduce the adjusted basis of the stock. To the extent that distributions exceed the adjusted basis of a U.S. holder’s stock, the U.S. holder generally must include such distributions in income as long-term capital gain if the shares have been held for more than one year, or short-term capital gain if the shares have been held for one year or less.

Distributions will generally be taxable, if at all, in the year of the distribution. However, if we declare a dividend in October, November or December of any year with a record date in one of these months and pay the dividend on or before January 31 of the following year, we will be treated as having paid the dividend, and the stockholder will be treated as having received the dividend, on December 31 of the year in which the dividend was declared.

We will be treated as having sufficient earnings and profits to treat as a dividend any distribution we pay up to the amount required to be distributed in order to avoid imposition of the 4% excise tax discussed above. Moreover, any “deficiency dividend” will be treated as an ordinary or capital gain dividend, as the case may be, regardless of our earnings and profits. As a result, U.S. holders may be required to treat certain distributions that would otherwise result in a tax-free return of capital as taxable dividends.

Capital Gain Dividends. We may elect to designate distributions of our net capital gain as “capital gain dividends” to the extent that such distributions do not exceed our actual net capital gain for the taxable year. Capital gain dividends are taxed to U.S. holders of our stock as gain from the sale or exchange of a capital asset held for more than one year. This tax treatment applies regardless of the period during which the stockholders have held their stock. If we designate any portion of a dividend as a capital gain dividend, the amount that will be taxable to the stockholder as capital gain will be indicated to U.S. holders on IRS Form 1099-DIV. Corporate stockholders, however, may be required to treat up to 20% of capital gain dividends as ordinary income. Capital gain dividends are not eligible for the dividends received deduction for corporations.

Instead of paying capital gain dividends, we may elect to require stockholders to include our undistributed net capital gains in their income. If we make such an election, U.S. holders (i) will include in their income as long-term capital gains their proportionate share of such undistributed capital gains and (ii) will be deemed to have paid their proportionate share of the tax paid by us on such undistributed capital gains and thereby receive a credit or refund to the extent that the tax paid by us exceeds the U.S. holder’s tax liability on the undistributed capital gain. A U.S. holder of our stock will increase the basis in its stock by the difference between the amount of capital gain included in its income and the amount of tax it is deemed to have paid. A U.S. holder that is a corporation will appropriately adjust its earnings and profits for the retained capital gain in accordance with Treasury regulations to be prescribed by the IRS. Our earnings and profits will be adjusted appropriately.

We must classify portions of our designated capital gain dividend into the following categories:

•	a 20% gain distribution, which would be taxable to non-corporate U.S. holders of our stock at a rate of up to 20%; or

•	an unrecaptured Section 1250 gain distribution, which would be taxable to non-corporate U.S. holders of our stock at a maximum rate of 25%.

We must determine the maximum amounts that we may designate as 20% and 25% capital gain dividends by performing the computation required by the Code as if the REIT were an individual whose ordinary income were subject to a marginal tax rate of at least 28%. The IRS currently requires that distributions made to different classes of stock be comprised proportionately of dividends of a particular type.

Passive Activity Loss and Investment Interest Limitation. Distributions that we make and gains arising from the disposition of our common stock by a U.S. holder will not be treated as passive activity income, and therefore U.S. holders will not be able to apply any “passive activity losses” against such income. Dividends paid by us, to the extent they do not constitute a return of capital, will generally be treated as investment income for purposes of the investment income limitation on the deduction of the investment interest.

Qualified Dividend Income. Distributions that are treated as dividends may be taxed at capital gains rates, rather than ordinary income rates, if they are distributed to an individual, trust or estate, are properly designated by us as qualified dividend income and certain other requirements are satisfied. Dividends are eligible to be designated by us as qualified dividend income up to an amount equal to the sum of the qualified dividend income received by us during the year of the distribution from other C corporations such as TRSs, our “undistributed” REIT taxable income from the immediately preceding year, and any income attributable to the sale of a built-in gain asset from the immediately preceding year (reduced by any U.S. federal income taxes that we paid with respect to such REIT taxable income and built-in gain).

Dividends that we receive will be treated as qualified dividend income to us if certain criteria are met. The dividends must be received from a domestic corporation (other than a REIT or a regulated investment company) or a qualifying foreign corporation. A foreign corporation generally will be a qualifying foreign corporation if it is incorporated in a possession of the United States, the corporation is eligible for benefits of an income tax treaty with the United States which the Secretary of Treasury determines is satisfactory, or the stock on which the dividend is paid is readily tradable on an established securities market in the United States. However, if a foreign corporation is a foreign personal holding company, a foreign investment company or a passive foreign investment company, then it will not be treated as a qualifying foreign corporation and the dividends we receive from such an entity would not constitute qualified dividend income.

Furthermore, certain exceptions and special rules apply to determine whether dividends may be treated as qualified dividend income to us. These rules include certain holding requirements that we would have to satisfy with respect to the stock on which the dividend is paid and special rules with regard to dividends received from regulated investment companies and other REITs.

In addition, even if we designate certain dividends as qualified dividend income to our stockholders, the stockholder will have to meet certain other requirements for the dividend to qualify for taxation at capital gains rates. For example, the stockholder will only be eligible to treat the dividend as qualifying dividend income if the stockholder is taxed at individual rates and meets certain holding requirements. In general, in order to treat a particular dividend as qualified dividend income, a stockholder will be required to hold our stock for more than 60 days during the 121-day period beginning on the date which is 60 days before the date on which the stock becomes ex-dividend.

Other Tax Considerations. To the extent that we have available net operating losses and capital losses carried forward from prior tax years, such losses may reduce the amount of distributions that we must make in order to comply with the REIT distribution requirements. Such losses, however, are not passed through to stockholders and do not offset income of stockholders from other sources, nor would such losses affect the character of any distributions that we make, which are generally subject to tax in the hands of stockholders to the extent that we have current or accumulated earnings and profits.

Sales of Our Common Stock. Upon any taxable sale or other disposition of our common stock, a U.S. holder of our common stock will recognize gain or loss for U.S. federal income tax purposes on the disposition of our common stock in an amount equal to the difference between:

•	the amount of cash and the fair market value of any property received on such disposition; and

•	the U.S. holder’s adjusted basis in such common stock for tax purposes.

Gain or loss will be capital gain or loss if the common stock has been held by the U.S. holder as a capital asset. The applicable tax rate will depend on the holder’s holding period in the asset (generally, if an asset has been held for more than one year it will produce long-term capital gain) and the holder’s tax bracket.

In general, any loss upon a sale or exchange of our common stock by a U.S. holder who has held such stock for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss, but only to the extent of distributions from us received by such U.S. holder that are required to be treated by such U.S. holder as long-term capital gains.

Medicare Tax. Certain U.S. holders, including individuals and estates and trusts, are subject to an additional 3.8% Medicare tax on all or a portion of their “net investment income,” which includes net gain from a sale or exchange of common stock and income from dividends paid on common stock. U.S. holders are urged to consult their own tax advisors regarding the Medicare tax.

Taxation of Non-U.S. Holders of Our Common Stock

The rules governing U.S. federal income taxation of non-U.S. holders are complex. This section is only a summary of such rules. We urge non-U.S. holders to consult their own tax advisors to determine the impact of federal, state and local income tax laws on ownership of the common stock, including any reporting requirements.

Distributions. Distributions by us to a non-U.S. holder of our common stock that are neither attributable to gain from sales or exchanges by us of “United States real property interests” nor designated by us as capital gain dividends will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. These distributions ordinarily will be subject to U.S. federal withholding tax on a gross basis at a rate of 30%, or a lower rate as permitted under an applicable income tax treaty, unless the dividends are treated as effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business. Under some treaties, however, lower rates generally applicable to dividends do not apply to dividends from REITs. Dividends that are effectively connected with a holder’s trade or business will be subject to tax on a net basis, that is, after allowance for deductions, at graduated rates, in the same manner as U.S. holders are taxed with respect to these dividends, and are generally not subject to withholding. Applicable certification and disclosure requirements must be satisfied to be exempt from withholding under the effectively connected income exception. Any dividends received by a corporate non-U.S. holder that is engaged in a U.S. trade or business also may be subject to an additional branch profits tax at a 30% rate, or lower applicable treaty rate. We expect to withhold U.S. federal income tax at the rate of 30% on any dividend distributions, not designated as (or deemed to be) capital gain dividends, made to a non-U.S. holder unless:

•	a lower treaty rate applies and the non-U.S. holder files an IRS Form W-8BEN or Form W-8BEN-E with us evidencing eligibility for that reduced rate is filed with us; or

•	the non-U.S. holder files an IRS Form W-8ECI with us claiming that the distribution is income effectively connected with the non-U.S. holder’s trade or business.

Distributions in excess of our current or accumulated earnings and profits that do not exceed the adjusted basis of the non-U.S. holder in its common stock will reduce the non-U.S. holder’s adjusted basis in its common stock and will not be subject to U.S. federal income tax. Such distributions in excess of current and accumulated earnings and profits that do exceed the adjusted basis of the non-U.S. holder in its common stock will be treated as gain from the sale of its stock, the tax treatment of which is described below. See “—Taxation of Non-U.S. Holders of Our Common Stock—Sales of Our Common Stock.” We would be required to withhold at least 15% of any distribution to a non-U.S. holder in excess of our current and accumulated earnings and profits if our common stock constitutes a United States real property interest with respect to such non-U.S. holder, as described below under “—Taxation of Non-U.S. Holders of Our Common Stock—Sales of Our Common Stock.” This withholding would apply even if a lower treaty rate applies or the non-U.S. holder is not liable for tax on the receipt of that distribution. Because we generally cannot determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend (but in the case of a treaty eligible holder will generally not withhold at a rate less than 15%). However, a non-U.S. holder may seek a refund of these amounts from the IRS if the non-U.S. holder’s U.S. tax liability with respect to the distribution is less than the amount withheld.

Distributions to a non-U.S. holder that are designated by us at the time of the distribution as capital gain dividends, other than those arising from the disposition of a United States real property interest, generally should not be subject to U.S. federal income taxation unless:

•	the investment in the common stock is effectively connected with the non-U.S. holder’s trade or business, in which case the non-U.S. holder will be subject to the same treatment as U.S. holders with respect to any gain, except that a holder that is a foreign corporation also may be subject to the 30% branch profits tax, as discussed above; or

•	the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s capital gains.

However, notwithstanding that such capital gain dividends should only be subject to U.S. federal income taxation in those two instances, existing Treasury Regulations might be construed to require us to withhold on such capital gain dividends in the same manner as capital gain dividends that are attributable to gain from the disposition of U.S. real property interests, generally at the rate of 35% of the capital gain dividend, or, if greater, 35% of a distribution that could have been designated as a capital gain dividend (although any amounts withheld generally would be creditable against the non-U.S. holder’s U.S. federal income tax liability).

Under the Foreign Investment in Real Estate Property Tax Act of 1980 (“FIRPTA”), distributions to a non-U.S. holder that are attributable to gain from sales or exchanges by us of United States real property interests, whether or not designated as a capital gain dividend, will cause the non-U.S. holder to be treated as recognizing gain that is income effectively connected with a U.S. trade or business. Non-U.S. holders will be taxed on this gain at the same rates applicable to U.S. holders, subject to a special alternative minimum tax in the case of nonresident alien individuals. Also, this gain may be subject to a 30% (or lower applicable treaty rate) branch profits tax in the hands of a non-U.S. holder that is a corporation. A distribution is not attributable to a United States real property interest if we held an interest in the underlying asset solely as a creditor.

We will be required to withhold and remit to the IRS 35% of any distributions to non-United States holders that are attributable to gains from sales or exchanges by us of United States real property interests. The amount withheld, which for individual non-U.S. holders may exceed the actual tax liability, is creditable against the non-U.S. holder’s U.S. federal income tax liability.

However, the 35% withholding tax on distributions attributable to gains from sales or exchanges by us of United States real property interests will not apply to any distribution with respect to any class of our stock which is regularly traded on an established securities market located in the United States if the non-U.S. stockholder did not own more than 10% of such class of stock at any time during the one-year period ending on the date of such distribution. Instead, such distribution will be treated as a distribution subject to the rules discussed above under “—Taxation of Non-U.S. Holders of Our Common Stock—Distributions” (applied without regard to the provisions dealing with distributions attributable to gains from sales or exchanges by us of United States real property interests). Also, the branch profits tax will not apply to such a distribution. We expect that our common stock will be “regularly traded” on an established securities exchange.

Although the law is not clear on the matter, it appears that amounts we designate as undistributed capital gains in respect of the stock held by U.S. holders generally should be treated with respect to non-U.S. holders in the same manner as actual distributions by us of capital gain dividends. Under that approach, the non-U.S. holders would be able to offset as a credit against their U.S. federal income tax liability resulting therefrom their proportionate share of the tax paid by us on the undistributed capital gains, and to receive from the IRS a refund to the extent that their proportionate share of this tax paid by us were to exceed their actual U.S. federal income tax liability. If we were to designate a portion of our net capital gain as undistributed capital gain, a non-U.S. stockholder is urged to consult its tax advisor regarding the taxation of such undistributed capital gain.

Sales of Our Common Stock. Gain recognized by a non-U.S. holder upon the sale or exchange of our stock generally would not be subject to U.S. taxation unless:

•	the investment in our common stock is effectively connected with the non-U.S. holder’s U.S. trade or business, in which case the non-U.S. holder will be subject to the same treatment as domestic holders with respect to any gain;

•	the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a tax home in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s net capital gains for the taxable year; or

•	our common stock constitutes a United States real property interest within the meaning of FIRPTA, as described below.

Our common stock will constitute a United States real property interest unless we are a “domestically controlled qualified investment entity” within the meaning of Section 897(h) of the Code (a “domestically controlled REIT”). We are and will be a domestically controlled REIT if, at all times during a specified testing period, less than 50% in value of our stock is held directly or indirectly by non-U.S. holders.

As described above, our charter will contain restrictions designed to protect our status as a domestically controlled REIT, and we believe that we will be and will remain a domestically controlled REIT, and that a sale of our common stock should not be subject to taxation under FIRPTA. However, because our stock is publicly traded no assurance can be given that we are or will be a domestically controlled REIT at any time. Even if we were not a domestically controlled REIT, a sale of common stock by a non-U.S. holder would nevertheless not be subject to taxation under FIRPTA as a sale of a United States real property interest if

•	our common stock were “regularly traded” on an established securities market within the meaning of applicable Treasury regulations; and

•	the non-U.S. holder did not actually, or constructively under specified attribution rules under the Code, own more than 10% of our common stock at any time during the shorter of the five-year period preceding the disposition or the holder’s holding period.

We expect that our common stock will be regularly traded on an established securities market. If gain on the sale or exchange of our common stock were subject to taxation under FIRPTA, the non-U.S. holder would be subject to regular U.S. federal income tax with respect to any gain in the same manner as a taxable U.S. holder, subject to any applicable alternative minimum tax and special alternative minimum tax in the case of nonresident alien individuals. In such case, under FIRPTA the purchaser of common stock may be required to withhold 15% of the purchase price and remit this amount to the IRS. In addition, distributions that are treated as gain from the disposition of common stock and are subject to tax under FIRPTA also may be subject to a 30% branch profits tax when made to a corporate non-U.S. holder that is not entitled to a treaty exemption.

U.S. Federal Income Tax Returns. If a non-U.S. holder is subject to taxation under FIRPTA on proceeds from the sale of our common stock or on capital gain distributions, the non-U.S. holder will be required to file a U.S. federal income tax return. Prospective non-U.S. holders are urged to consult their tax advisors to determine the impact of U.S. federal, state, local and foreign income tax laws on their ownership of our common stock, including any reporting requirements.

Taxation of Tax-Exempt Holders of Our Common Stock

Provided that a tax-exempt holder has not held its common stock as “debt-financed property” within the meaning of the Code, the dividend income from us generally will not be unrelated business taxable income, referred to as UBTI, to a tax-exempt holder. Similarly, income from the sale of our common stock will not constitute UBTI unless the tax-exempt holder has held its common stock as debt-financed property within the meaning of the Code or holds the stock primarily for sale to customers in the ordinary course of a trade or business.

Further, for a tax-exempt holder that is a social club, voluntary employee benefit association, supplemental unemployment benefit trust or qualified group legal services plan exempt from U.S. federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code, respectively, or a single parent title-holding corporation exempt under Section 501(c)(2) the income of which is payable to any of the aforementioned tax-exempt organizations, income from an investment in our common stock will constitute UBTI unless the organization properly sets aside or reserves such amounts for purposes specified in the Code. These tax-exempt holders should consult their own tax advisors concerning these “set aside” and reserve requirements.

Notwithstanding the above, however, a portion of the dividends paid by a “pension-held REIT” are treated as UBTI as to any trust which is described in Section 401(a) of the Code, is tax-exempt under Section 501(a) of the Code, and holds more than 10%, by value, of the interests in the REIT. Tax-exempt pension funds that are described in Section 401(a) of the Code are referred to below as “pension trusts.”

A REIT is a “pension-held REIT” if it meets the following two tests:

•	it would not have qualified as a REIT but for Section 856(h)(3) of the Code, which provides that stock owned by pension trusts will be treated, for purposes of determining whether the REIT is closely held, as owned by the beneficiaries of the trust rather than by the trust itself; and

•	either (i) at least one pension trust holds more than 25% of the value of the interests in the REIT, or (ii) a group of pension trusts each individually holding more than 10% of the value of the REIT’s stock, collectively owns more than 50% of the value of the REIT’s stock.

The percentage of any REIT dividend from a “pension-held REIT” that is treated as UBTI is equal to the ratio of the UBTI earned by the REIT, treating the REIT as if it were a pension trust and therefore subject to tax on UBTI, to the total gross income of the REIT. An exception applies where the percentage is less than 5% for any year, in which case none of the dividends would be treated as UBTI. The provisions requiring pension trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is not a “pension-held REIT” (e.g., if the REIT is able to satisfy the “not closely held requirement” without relying on the “look through” exception with respect to pension trusts).

Backup Withholding Tax and Information Reporting

U.S. Holders of Common Stock. In general, information reporting requirements will apply to payments of dividends and interest on and payments of the proceeds of the sale of our common stock held by U.S. holders, unless an exception applies. The payor is required to withhold tax on such payments if (i) the payee fails to furnish a taxpayer identification number, or TIN, to the payor or to establish an exemption from backup withholding, or (ii) the IRS notifies the payor that the TIN furnished by the payee is incorrect. In addition, a payor of the dividends or interest on our common stock is required to withhold tax if (i) there has been a notified payee under-reporting with respect to interest, dividends or original issue discount described in Section 3406(c) of the Code, or (ii) there has been a failure of the payee to certify under the penalty of perjury that the payee is not subject to backup withholding under the Code. A U.S. holder that does not provide us with a correct TIN may also be subject to penalties imposed by the IRS. In addition, we may be required to withhold a portion of capital gain distributions to any U.S. holders who fail to certify their U.S. status to us. Some U.S. holders of our common stock, including corporations, may be exempt from backup withholding. Any amounts withheld under the backup withholding rules from a payment to a stockholder will be allowed as a credit against the stockholder’s U.S. federal income tax and may entitle the stockholder to a refund, provided that the required information is timely furnished to the IRS. The payor will be required to furnish annually to the IRS and to holders of our common stock information relating to the amount of dividends and interest paid on our common stock, and that information reporting may also apply to payments of proceeds from the sale of our common stock. Some holders, including corporations, financial institutions and certain tax-exempt organizations, are generally not subject to information reporting.

Non-U.S. Holders of Our Common Stock. Generally, information reporting will apply to payments of interest and dividends on our common stock to a non-U.S. holder, and backup withholding described above for a U.S. holder will apply, unless the payee certifies that it is not a U.S. person or otherwise establishes an exemption.

The payment of the proceeds from the disposition of our common stock to or through the U.S. office of a U.S. or foreign broker by a non-U.S. holder will be subject to information reporting and backup withholding as described above for U.S. holders unless the non-U.S. holder satisfies the requirements necessary to be an exempt non-U.S. holder or otherwise qualifies for an exemption. The proceeds of a disposition by a non-U.S. holder of our common stock to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, if the broker is a U.S. person, a controlled foreign corporation for U.S. tax purposes, a foreign person 50% or more of whose gross income from all sources for specified periods is from activities that are effectively connected with a U.S. trade or business, a foreign partnership if partners who hold more than 50% of the interest in the partnership are U.S. persons, or a foreign partnership that is engaged in the conduct of a trade or business in the United States, then information reporting generally will apply as though the payment was made through a U.S. office of a U.S. or foreign broker.

Applicable Treasury regulations provide presumptions regarding the status of a holder of our common stock when payments to such holder cannot be reliably associated with appropriate documentation provided to the payer. Because the application of these Treasury regulations varies depending on the stockholder’s particular circumstances, you are advised to consult your tax advisor regarding the information reporting requirements applicable to you.

Legislative or Other Actions Affecting REITs

The present U.S. federal income tax treatment of REITs may be modified, possibly with retroactive effect, by legislative, judicial or administrative action at any time. The REIT rules are constantly under review by persons involved in the legislative process and by the IRS and the Treasury which may result in statutory changes as well as revisions to regulations and interpretations. Changes to the U.S. federal tax laws and interpretations thereof could adversely affect an investment in our common stock.

State and Local Taxes

We and our stockholders may be subject to state or local taxation in various state or local jurisdictions, including those in which we or they transact business or reside. Our state and local tax treatment and that of our stockholders may not conform to the U.S. federal income tax treatment discussed above. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in our common stock.

Tax Shelter Reporting

If a stockholder recognizes a loss with respect to stock of $2 million or more for an individual stockholder or $10 million or more for a corporate stockholder, the stockholder must file a disclosure statement with the IRS on Form 8886. Direct stockholders of portfolio securities are in many cases exempt from this reporting requirement, but stockholders of a REIT currently are not excepted. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Stockholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

Additional FATCA Withholding Requirements

Under Section 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% U.S. federal withholding tax may apply to any dividends paid on our common stock, and, for a disposition of our common stock occurring after December 31, 2018, the gross proceeds from such disposition, in each case paid to (i) a “foreign financial institution” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner that avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial U.S. beneficial owners of such entity (if any). If a dividend payment is both subject to withholding under FATCA and subject to withholding tax discussed above, the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. Non-U.S. holders should consult their tax advisors to determine the applicability of this legislation in light of their individual circumstances.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the purchase of our common stock by employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Code or ERISA (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”).

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code.

The acquisition of our common stock by an ERISA Plan with respect to which we are considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor has issued prohibited transaction class exemptions, or “PTCEs,” that may apply to the acquisition and holding of our common stock. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers. Each of the above-noted exemptions contains conditions and limitations on its application. Fiduciaries of ERISA Plans considering acquiring our common stock in reliance of these or any other exemption should carefully review the exemption to assure it is applicable. There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Plan Asset Issues

ERISA and the regulations (the “Plan Asset Regulations”) promulgated under ERISA by the DOL generally provide that when an ERISA Plan acquires an equity interest in an entity that is neither a “publicly-offered security” nor a security issued by an investment company registered under the Investment Company Act, the ERISA Plan’s assets include both the equity interest and an undivided interest in each of the underlying assets of the entity unless it is established either that less than 25% of the total value of each class of equity interest in the entity is held by “benefit plan investors” as defined in Section 3(42) of ERISA or that the entity is an “operating company,” as defined in the Plan Asset Regulations. Although no assurances can be given, it is anticipated that our common stock will qualify for the exemption for a “publicly-offered security.”

For purposes of the Plan Asset Regulations, a “publicly offered security” is a security that is (a) “freely transferable,” (b) part of a class of securities that is “widely held,” and (c) (i) sold to the ERISA Plan as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act and the class of securities to which such security is a part is registered under the Exchange Act within 120 days after the end of the fiscal year of the issuer during which the offering of such securities to the public has occurred, or (ii) is part of a class of securities that is registered under Section 12 of the Exchange Act. We intend to effect such a registration under the Securities Act and the Exchange Act. The Plan Asset Regulations provide that a security is “widely held” only if it is part of a class of securities that is owned by 100 or more investors independent of the issuer and one another. A security will not fail to be “widely held” because the number of independent investors falls below 100 subsequent to the initial offering thereof as a result of events beyond the control of the issuer. The Plan Asset Regulations provide that whether a security is “freely transferable” is a factual question to be determined on the basis of all the relevant facts and circumstances. It is anticipated that our common stock will be “widely held” and will be “freely transferable,” each within the meaning of the Plan Asset Regulations, although no assurance can be given in this regard.

Plan Asset Consequences

If our assets were deemed to be “plan assets” under ERISA, this would result, among other things, in (i) the application of the prudence and other fiduciary responsibility standards of ERISA to investments made by us, and (ii) the possibility that certain transactions in which we might seek to engage could constitute “prohibited transactions” under ERISA and the Code.

Because of the foregoing, our common stock should not be purchased or held by any person investing “plan assets” of any Plan, unless such purchase and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or similar violation of any applicable Similar Laws.

Accordingly, by acceptance of our common stock, each purchaser and subsequent transferee of our common stock will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser or transferee to acquire and hold our common stock constitutes assets of any Plan or (ii) the purchase and holding of our common stock by such purchaser or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or similar violation under any applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing our common stock on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the purchase and holding of our common stock.

UNDERWRITING

Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions of the underwriting agreement, the underwriters named below have severally agreed to purchase from us the following respective number of shares of common stock at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Underwriter	Number of Shares
Deutsche Bank Securities Inc.
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Goldman, Sachs & Co.
Wells Fargo Securities, LLC

Total

The underwriting agreement provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement including:

•	the obligation to purchase all of the shares of common stock offered hereby (other than those shares of common stock covered by their option to purchase additional shares as described below), if any of the shares are purchased;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material change in our business or the financial markets; and

•	we deliver customary closing documents to the underwriters.

The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase                  additional shares. The underwriting fee is the difference between the initial offering price to the public and the amount the underwriters pay us for the shares.

	Per Share		Total
	No Exercise	Full Exercise	No Exercise	Full Exercise
Public offering price	$	$	$	$
Underwriting discounts and commissions paid by us

The representatives of the underwriters have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $        per share. After this offering, the representatives may change the offering price and other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The expenses of this offering that are payable by us are estimated to be approximately $          million (excluding underwriting discounts and commissions), including up to $        in connection with the qualification of this offering with the Financial Industry Regulatory Authority, Inc. (“FINRA”) by counsel to the underwriters.

Option to Purchase Additional Shares

We have granted the underwriters an option exercisable for 30 days after the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of                  shares at the public offering price less underwriting discounts and commissions. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock proportionate to that underwriter’s initial commitment as indicated in the preceding table, and we will be obligated to sell the additional shares of common stock to the underwriters.

Directed Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 1% of the shares offered by this prospectus for sale to some of our directors, officers, employees and related persons. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

No Sales of Similar Securities

We and our directors and executive officers and our pre-IPO owners holding substantially all of the shares of our common stock outstanding immediately prior to this offering have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC. Specifically, we and these other persons have agreed, with certain limited exceptions, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any common stock, or any options or warrants to purchase any common stock, or any securities convertible into, exchangeable for or that represent the right to receive common stock, whether now owned or hereinafter acquired, owned directly by us or these other persons (including holding as a custodian) or with respect to which we or such other persons has beneficial ownership within the rules and regulations of the SEC. We and such other persons have agreed that these restrictions expressly preclude us and such other persons from engaging in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of our or such other persons’ common stock if such common stock would be disposed of by someone other than us or such other persons. Prohibited hedging or other transactions include any short sale or any purchase, sale or grant of any right (including without limitation any put or call option) with respect to any of our or such other persons’ common stock or with respect to any security that includes, relates to, or derives any significant part of its value from such common stock.

Offering Price Determination

Prior to this offering, there was no public market for our common stock. The initial public offering price was negotiated between us and the representatives. In determining the initial public offering price of our common stock, the representatives considered:

•	the history and prospects for the industry in which we compete;

•	our financial information;

•	the ability of our management, present stage of development and our business potential and earning prospects;

•	the prevailing securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

Indemnification

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The underwriters may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock, in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in this offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares, in whole or in part, and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering.

•	Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the              or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, certain of the underwriters may facilitate Internet distribution for this offering to certain of its Internet subscription customers. Such underwriters may allocate a limited number of shares for sale to their online brokerage customers. A prospectus in electronic format is being made available on Internet web sites maintained by one or more of the bookrunners of this offering and may be made available on web sites maintained by other underwriters. Other than the prospectus in electronic format, the information on any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which the prospectus forms a part.

Listing

We intend to apply to list our common stock on the              under the symbol “              .”

Discretionary Sales

The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares offered by them.

Stamp Taxes

Purchasers of the shares of our common stock offered in this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus. Accordingly, we urge you to consult a tax advisor with respect to whether you may be required to pay those taxes or charges, as well as any other tax consequences that may arise under the laws of the country of purchase.

Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they may receive customary fees and expenses. An affiliate of Deutsche Bank Securities Inc. is a lender and an affiliate of Wells Fargo Securities, LLC is calculation agent, paying agent and securities intermediary under the IH1 2015, IH2 2015, IH3 2013, IH4 2014, IH5 2014 and IH6 2016 credit facilities with certain of our affiliates. In addition, an affiliate of J.P. Morgan Securities LLC is a lender under the IH3 2013 and IH5 2014 credit facilities with certain of our affiliates, an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated is a lender under the IH6 2016 credit facility with certain of our affiliates, an affiliate of Goldman, Sachs & Co. is a lender under the IH4 2014 and IH5 2014 credit facilities with certain of our affiliates and an affiliate of Wells Fargo Securities, LLC is a lender under the IH2 2015 credit facility with certain of our affiliates. Affiliates of Deutsche Bank Securities Inc. were also the lenders under the IH1 2013-1, IH1 2014-1, IH1 2014-2 and IH1 2014-3 mortgage loans with certain of our affiliates, and an affiliate of J.P. Morgan Securities LLC was the lender under the IH2 2015-1, IH2 2015-2 and IH2 2015-3 mortgage loans with certain of our affiliates. In addition, Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC or their affiliates acted as placement agents in connection with the securitization transactions with respect to the IH1 2013-1 and IH1 2014-1 mortgage loans, and Deutsche Bank Securities Inc., J.P. Morgan Securities LLC, Wells Fargo Securities, LLC and Goldman, Sachs & Co. or their affiliates acted as placement agents in connection with the securitization transactions with respect to the IH1 2014-2, IH1 2014-3, IH2 2015-1 and IH2 2015-2 mortgage loans. J.P. Morgan Securities LLC or an affiliate also acted as placement agent in connection with the securitization transaction with respect to the IH2 2015-3 mortgage loan. In connection with such loans and securitization transactions, Deutsche Bank Securities Inc., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co. and Wells Fargo Securities, LLC or their affiliates have received customary fees.

Affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc., J.P. Morgan Securities LLC, Goldman, Sachs & Co. and Wells Fargo Securities, LLC will be lenders under the New Credit Facility that we expect our Operating Partnership to enter into concurrently with or prior to the completion of this offering and will receive customary fees. In addition, we entered into interest swap agreements with affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Securities, LLC on December 21, 2016 as more fully described in this prospectus.

In addition, in the ordinary course of business, the underwriters and their respective affiliates may make or hold a broad array of investments including serving as counterparties to certain derivative and hedging arrangements and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), no offer of shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of this offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”).

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or this offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to this offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre (“DIFC”)

This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (“DFSA”). This document is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial advisor.

In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to Prospective Investors in the United Arab Emirates

The shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

Notice to Prospective Investors in Australia

This prospectus:

•	does not constitute a disclosure document under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•	has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document under Chapter 6D.2 of the Corporations Act; and

•	may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, or Exempt Investors, available under section 708 of the Corporations Act.

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those securities to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Act. Accordingly, the shares may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore

Notice to Prospective Investors in Bermuda

Shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

Notice to Prospective Investors in Saudi Arabia

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority (“CMA”) pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended (the “CMA Regulations”). The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorised financial adviser.

Notice to Prospective Investors in the British Virgin Islands

The shares are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on behalf of the Company. The shares may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands) (“BVI Companies”), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

This prospectus has not been, and will not be, registered with the Financial Services Commission of the British Virgin Islands. No registered prospectus has been or will be prepared in respect of the shares for the purposes of the Securities and Investment Business Act, 2010 (“SIBA”) or the Public Issuers Code of the British Virgin Islands.

The shares may be offered to persons located in the British Virgin Islands who are “qualified investors” for the purposes of SIBA. Qualified investors include (i) certain entities which are regulated by the Financial Services Commission in the British Virgin Islands, including banks, insurance companies, licensees under SIBA and public, professional and private mutual funds; (ii) a company, any securities of which are listed on a recognized exchange; and (iii) persons defined as “professional investors” under SIBA, which is any person (a) whose ordinary business involves, whether for that person’s own account or the account of others, the acquisition or disposal of property of the same kind as the property, or a substantial part of the property of the Company; or (b) who has signed a declaration that he, whether individually or jointly with his spouse, has net worth in excess of US$1,000,000 and that he consents to being treated as a professional investor.

Notice to Prospective Investors in China

This prospectus does not constitute a public offer of the shares, whether by sale or subscription, in the People’s Republic of China (the “PRC”). The shares is not being offered or sold directly or indirectly in the PRC to or for the benefit of, legal or natural persons of the PRC.

Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the shares or any beneficial interest therein without obtaining all prior PRC’s governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this document are required by the issuer and its representatives to observe these restrictions.

Notice to Prospective Investors in Korea

The shares have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”), and the shares have been and will be offered in Korea as a private placement under the FSCMA. None of the shares may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). The shares have not been listed on any of securities exchanges in the world including, without limitation, the Korea Exchange in Korea. Furthermore, the purchaser of the shares shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares. By the purchase of the shares, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares pursuant to the applicable laws and regulations of Korea.

Notice to Prospective Investors in Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the shares has been or will be registered with the Securities Commission of Malaysia (“Commission”) for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than: (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the shares, as principal, if the offer is on terms that the shares may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the shares is made by a holder of a Capital Markets Services Licence who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

Notice to Prospective Investors in Taiwan

The shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorised to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the shares in Taiwan.

Notice to Prospective Investors in South Africa

Due to restrictions under the securities laws of South Africa, the shares are not offered, and the Offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions applies:

(i)	the offer, transfer, sale, renunciation or delivery is to duly registered banks, mutual banks, financial services provider, financial institution, the Public Investment Corporation (in each case registered as such in South Africa), a person who deals with securities in their ordinary course of business, or a wholly owned subsidiary of a bank, mutual bank, authorised services provider or financial institution, acting as agent in the capacity of an authorised portfolio manager for a pension fund (duly registered in South Africa), or as manager for a collective investment scheme (registered in South Africa); or

(ii)	the contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than R1,000,000.

This document does not, nor is it intended to, constitute an “offer to the public” (as that term is defined in the South African Companies Act, 2008 (the “SA Companies Act”)) and does not, nor is it intended to, constitute a prospectus prepared and registered under the SA Companies Act. This document is not an “offer to the public” and must not be acted on or relied on by persons who do not fall within Section 96(1)(a) of the SA Companies Act (such persons being referred to as “relevant persons”). Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

LEGAL MATTERS

Certain legal and tax matters will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. Certain legal matters will be passed upon for the underwriters by Goodwin Procter LLP, New York, New York. Venable LLP, Baltimore, Maryland will issue an opinion to us regarding certain matters of Maryland law, including the validity of the common stock offered hereby. An investment vehicle comprised of selected partners of Simpson Thacher & Bartlett LLP, members of their families, related persons and others owns an interest representing less than 1% of the capital commitments of funds affiliated with The Blackstone Group L.P.

EXPERTS

The balance sheet of Invitation Homes Inc. as of October 4, 2016 included in this prospectus has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such balance sheet has been included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The combined and consolidated financial statements as of December 31, 2015 and 2014, and for each of the two years in the period ended December 31, 2015, included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein and elsewhere in the registration statement. Such financial statements and financial statement schedule have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Unless otherwise indicated, all economic and demographic data and forecasts included in this prospectus, including information relating to the historical and forecasted economic and demographic conditions in our markets contained in the sections of this prospectus captioned “Summary,” “Industry Overview” and “Business,” are derived from a market study prepared for us by JBREC, and are included in this prospectus in reliance on JBREC’s authority as an expert in such matters.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-11 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our common stock, we refer you to the registration statement and to its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and in each instance we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement. Anyone may inspect the registration statement and its exhibits and schedules without charge at the public reference facilities the SEC maintains at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the SEC. You may obtain further information about the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect these reports and other information without charge at a website maintained by the SEC. The address of this site is http://www.sec.gov.

Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act and will be required to file reports and other information with the SEC. You will be able to inspect and copy these reports and other information at the public reference facilities maintained by the SEC at the address noted above. You also will be able to obtain copies of this material from the Public Reference Room of the SEC as described above, or inspect them without charge at the SEC’s website. We intend to make available to our common stockholders annual reports containing consolidated financial statements audited by an independent registered public accounting firm.

Invitation Homes Condensed Combined and Consolidated Financial Statements as of September 30, 2016 (Unaudited) and December 31, 2015 and for the nine months ended September 30, 2016 and 2015 (Unaudited)

Condensed Combined and Consolidated Balance Sheets	F-37
Condensed Combined and Consolidated Statements of Operations	F-38
Condensed Combined and Consolidated Statement of Equity	F-39
Condensed Combined and Consolidated Statements of Cash Flows	F-40
Notes to Unaudited Condensed Combined and Consolidated Financial Statements	F-41

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Invitation Homes Inc.

Dallas, Texas

We have audited the accompanying balance sheet of Invitation Homes Inc. (the “Company”), as of October 4, 2016. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of Invitation Homes Inc. at October 4, 2016 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Dallas, Texas

November 23, 2016

INVITATION HOMES INC.

BALANCE SHEET

As of October 4, 2016

Assets:
Cash	$1

Total assets	$1

Liabilities	$—

Stockholder’s equity:
Common stock, par value $0.01 per share, 1,000 shares authorized, 100 shares issued and outstanding	$1
Additional paid-in capital	—

Total liabilities and stockholder’s equity	$1

The accompanying notes are an integral part of this balance sheet.

INVITATION HOMES INC.

NOTES TO BALANCE SHEET

Note 1—Organization

Invitation Homes Inc. (the “Company”) was incorporated in the State of Delaware on October 4, 2016 and capitalized on October 4, 2016. Under the Certificate of Incorporation, the Company is authorized to issue up to 1,000 shares of common stock, par value $0.01 per share. The Company has not engaged in any business or other activities. The Company intends to conduct an initial public offering (“IPO”) of common stock. If the IPO is successful, the Company will initially own a portfolio of nearly 50,000 single-family rental properties.

The Company intends to qualify as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended. The Company will generally not be subject to federal income tax to the extent that it distributes at least 90% of its taxable income for each year to its shareholders. REITs are additionally subject to a number of organizational and operational requirements.

If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income and to federal income and excise taxes on its undistributed income.

Note 2—Summary Of Significant Accounting Policies

The accompanying balance sheet has been prepared in accordance with accounting principles generally accepted (“GAAP”) in the United States. Separate statements of operations, comprehensive income, stockholder’s equity and of cash flows have not been presented because there have been no activities of this entity.

Use of Estimates

The preparation of the accompanying balance sheet in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheet. These estimates are inherently subjective in nature and actual results could differ from those estimates.

Organizational Costs and Offering Expenses

Through October 31, 2016, $6.8 million of costs and expenses have been incurred in connection with our potential IPO. These costs and expenses have been paid on our behalf by affiliates of our sole stockholder (see Note 3). When recorded in the Company’s financial statements, organizational expenses will be expensed as incurred, and direct offering costs associated with the IPO will be charged to equity.

Commitments and Contingencies

The Company is not subject to any material litigation nor to management’s knowledge is any material litigation currently threatened against the Company.

Note 3—Stockholder’s Equity

The Company is authorized to issue 1,000 shares of common stock, par value $0.01 per share. The Company has issued 100 shares of common stock to its sole stockholder, Invitation Homes 2-A L.P., in exchange for $1.00 cash on October 4, 2016.

Note 4—Subsequent Events

In connection with the preparation of the accompanying balance sheet as of October 4, 2016, the Company has evaluated events and transactions occurring after October 4, 2016, for potential recognition or disclosure through November 23, 2016, the date that the accompanying balance sheet was available to be issued.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and shareholders of

Invitation Homes

Dallas, TX

We have audited the accompanying combined and consolidated balance sheets of Invitation Homes and subsidiaries (the “Company”), as of December 31, 2015 and 2014, and the related combined and consolidated statements of operations, equity and cash flows for the years then ended. Our audits also included the financial statement schedule listed in the Index to Financial Statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined and consolidated financial statements present fairly, in all material respects, the financial position of Invitation Homes and subsidiaries at December 31, 2015 and 2014, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic combined and consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Deloitte & Touche LLP

Dallas, Texas

October 17, 2016

INVITATION HOMES

COMBINED AND CONSOLIDATED BALANCE SHEETS

As of December 31, 2015 and 2014

(in thousands)

	2015	2014
Assets:
Investments in single-family residential properties:
Land	$2,640,615	$2,392,477
Building and improvements	6,955,784	6,404,231

	9,596,399	8,796,708
Less: accumulated depreciation	(543,698)	(308,155)

Investments in single-family residential properties, net	9,052,701	8,488,553
Cash and cash equivalents	274,818	285,596
Restricted cash	219,174	276,119
Amounts deposited and held by others	6,978	17,253
Other assets, net	243,307	132,132

Total assets	$9,796,978	$9,199,653

Liabilities:
Credit facilities, net	$2,347,741	$3,390,730
Mortgage loans, net	5,264,193	2,903,238
Warehouse loans	114,023	270,675
Accounts payable and accrued expenses	82,817	92,034
Resident security deposits	81,169	71,108
Other liabilities	20,004	15,267

Total liabilities	7,909,947	6,743,052

Equity:
Combined equity	1,887,031	2,456,601

Total equity	1,887,031	2,456,601

Total liabilities and equity	$9,796,978	$9,199,653

The accompanying notes are an integral part of these combined and consolidated financial statements.

INVITATION HOMES

COMBINED AND CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands)

	For the Years Ended December 31,
	2015	2014
Revenues:
Rental revenues	$800,210	$631,115
Other property income	35,839	27,607

Total revenues	836,049	658,722

Operating expenses:
Property operating and maintenance	347,962	320,658
Property management expense	39,459	62,506
General and administrative	79,428	88,177
Depreciation and amortization	250,239	215,808
Impairment and other	4,584	3,396

Total operating expenses	721,672	690,545

Operating income (loss)	114,377	(31,823)

Other income (expenses):
Interest expense	(273,736)	(235,812)
Other	(3,121)	(1,991)

Total other income (expenses)	(276,857)	(237,803)

Loss from continuing operations	(162,480)	(269,626)
Gain (loss) on sale of property	2,272	(235)

Net loss	$(160,208)	$(269,861)

The accompanying notes are an integral part of these combined and consolidated financial statements.

INVITATION HOMES

COMBINED AND CONSOLIDATED STATEMENTS OF EQUITY

For the Years Ended December 31, 2015 and 2014

(in thousands)

Combined Equity
Balance as of January 1, 2014	$2,949,807
Net loss	(269,861)
Contributions	557,516
Issuance of Series A Preferred Stock	1,130
Notes receivable issued to Class B unitholders	(18,728)
Distributions and dividends	(787,471)
Series A Preferred Stock dividends	(127)
Noncash incentive compensation expense	24,335

Balance as of December 31, 2014	$2,456,601
Net loss	(160,208)
Contributions	246,820
Note receivable issued to Class B unitholders	(1,500)
Distributions and dividends	(682,470)
Series A Preferred Stock dividends	(136)
Noncash incentive compensation expense	27,924

Balance as of December 31, 2015	$1,887,031

The accompanying notes are an integral part of these combined and consolidated financial statements.

INVITATION HOMES

COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	For the Years Ended December 31,
	2015	2014
Operating Activities:
Net loss	$(160,208)	$(269,861)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	250,239	215,808
Noncash incentive compensation expense	27,924	24,335
Amortization of deferred leasing costs	20,003	27,258
Amortization of deferred financing costs	64,186	63,357
Amortization of discount on mortgage loans	5,663	1,209
Provision for uncollectible resident receivables	(332)	1,471
Change in fair value of interest rate caps	2,110	—
Provisions for impairment	1,448	423
(Gain) loss on sale of property	(2,272)	235
Paid in kind interest on warehouse loans	3,779	10,512
Straight-line rent	(760)	(1,643)
Changes in operating assets and liabilities:
Restricted cash related to security deposits	(9,600)	(30,386)
Resident security deposits	10,061	30,235
Other assets, net	(18,407)	(26,105)
Accounts payable and accrued expenses	(1,097)	6,785
Other liabilities	4,737	(5,182)

Net cash provided by operating activities	197,474	48,451

Investing Activities:
Changes in amounts deposited and held by others	10,275	22,473
Acquisition of single-family residential properties	(790,583)	(1,404,985)
Initial renovations to single-family residential properties	(111,260)	(334,142)
Other capital expenditures for single-family residential properties	(49,773)	(56,952)
Corporate capital expenditures	(2,031)	(4,011)
Proceeds from sale of residential properties	135,570	20,116
Purchases of investments in debt securities	(118,576)	(74,469)
Changes in restricted cash	66,545	(67,727)

Net cash used in investing activities	(859,833)	(1,899,697)

Financing Activities:
Contributions	246,792	557,381
Issuance of Series A Preferred Stock	—	1,130
Notes receivable issued to Class B unitholders	(1,500)	(18,728)
Distributions and dividends	(682,470)	(787,471)
Series A Preferred Stock dividends	(136)	(127)
Purchase of interest rate caps	(2,189)	—
Proceeds from credit facilities	901,572	1,341,751
Repayments on credit facilities	(1,955,018)	(1,648,037)
Proceeds from mortgage loans	2,370,867	2,471,790
Repayments on mortgage loans	(17,964)	(4,791)
Proceeds from warehouse loans	144,698	292,000
Repayments on warehouse loans	(305,129)	(441,000)
Deferred financing costs paid	(47,942)	(58,621)

Net cash provided by financing activities	651,581	1,705,277

Change in cash and cash equivalents	(10,778)	(145,969)
Cash and cash equivalents, beginning of year	285,596	431,565

Cash and cash equivalents, end of year	$274,818	$285,596

Supplemental cash flow disclosures:
Interest paid, net of amounts capitalized	$203,694	$163,145
Non-cash investing and financing activities:
Accrued renovation improvements	$8,582	$16,077
Accrued residential property capital improvements	1,906	2,418
Accrued acquisition costs	22	120
Reclassification of deferred financing costs upon loan funding	3,398	—
Reduction of Class A subscription receivable in lieu of distribution	28	135

The accompanying notes are an integral part of these combined and consolidated financial statements.

INVITATION HOMES

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

Note 1—Organization and Formation

Invitation Homes (the “Company” or “Invitation Homes”) is a combination of six entities formed by Blackstone Real Estate Partners VII L.P. (“BREP VII”), an investment fund sponsored by The Blackstone Group L.P., along with BREP VII’s affiliated side-by-side funds and co-investment vehicles (“BREP VII and Affiliates”).

The first Invitation Homes partnership was formed on June 12, 2012, through the establishment of Invitation Homes L.P. (“IH1”) and its wholly owned subsidiary, THR Property Management L.P. (the “Manager”). Preeminent Holdings, Inc. (“IH2”) was created on February 14, 2013, Invitation Homes 3 L.P. (“IH3”) on August 8, 2013, Invitation Homes 4 L.P. (“IH4”) on January 10, 2014, Invitation Homes 5 L.P. (“IH5”) on August 22, 2014, and Invitation Homes 6 L.P. (“IH6”) on June 15, 2015 (collectively with IH1, the “Invitation Homes Partnerships”). The Company is a combination of the Invitation Homes Partnerships.

We were formed for the purpose of owning, renovating, leasing, and operating single-family residential properties. Moreover, through the Manager we provide all management and other administrative services with respect to the properties we own.

IH1 is owned by Invitation Homes GP LLC as general partner and, collectively, THR Investor LLC and certain management individuals as limited partners. IH2, a Delaware corporation, is owned by Preeminent Parent L.P. and IH2 Property Holdings Inc. IH3 is owned by Invitation Homes 3 GP LLC as general partner and, collectively, BREP IH3 Co-Investment Partners, L.P., BREP IH3 Holdings LLC, BTO IH3 Holdings L.P., Blackstone Real Estate Holdings VII—ESC L.P., and Blackstone Family Tactical Opportunities Investment Partnership ESC L.P. as limited partners. IH4 is owned by Invitation Homes 4 GP LLC as general partner and, collectively, BREP IH4 Holdings LLC, BTO IH3 Holdings L.P., Blackstone Real Estate Holdings VII—ESC L.P., and Blackstone Family Tactical Opportunities Investment Partnership ESC L.P., and certain management individuals as limited partners. IH5 is owned by Invitation Homes 5 GP LLC as general partner and, collectively, BREP IH5 Holdings LLC, Blackstone Total Alternatives Solution 2014 L.P., Blackstone Real Estate Holdings VII—ESC L.P., and certain management individuals as limited partners. IH6 is owned by Invitation Homes 6 GP LLC as general partner and BREP IH6 Holdings LLC as limited partner.

Each of the Invitation Homes Partnerships is comprised of wholly owned subsidiaries that were formed for specific operating purposes and several wholly owned subsidiaries that were formed to facilitate our financing arrangements (the “Borrower Entities”). These Borrower Entities are used to align the ownership of our single-family residential properties with individual debt instruments. Collateral for the individual debt instruments is in the form of equity interests in the Borrower Entities or in pools of single-family residential properties owned either directly by the Borrower Entities or indirectly by their wholly owned subsidiaries (see Note 4).

The Invitation Homes Partnerships are under the common control of BREP VII and Affiliates. BREP VII and Affiliates have the ability to control each of the Invitation Homes Partnerships and manage and operate the Invitation Homes Partnerships through the Manager and a common board of directors. The historical financial statements of the Invitation Homes Partnerships and their consolidated subsidiaries have been combined in these financial statements.

References to “Invitation Homes,” or the “Company,” “we,” “our,” and “us” refer, collectively, to IH1, IH2, IH3, IH4, IH5, IH6, and the Manager.

INVITATION HOMES

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

Note 2—Significant Accounting Policies

Basis of Presentation

The accompanying combined and consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and in conjunction with the rules and regulations of the Securities and Exchange Commission. The combined and consolidated financial statements include the accounts of the Invitation Homes Partnerships and their consolidated wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in the combined and consolidated financial statements.

The Company consolidates entities when it owns, directly or indirectly, a majority interest in the entity or is otherwise able to control the entity. The Company consolidates variable interest entities (“VIEs”) in accordance with Accounting Standards Codification (“ASC”) 810, Consolidation, as amended by Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2015-02, Consolidation (Topic 810)—Amendments to the Consolidation Analysis (“ASU 2015-02”), if it is the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights.

Statements of comprehensive loss have not been included in these combined and consolidated financial statements due to there being no items of other comprehensive loss that would cause a difference between our net loss and our comprehensive loss.

Adoption of New Accounting Standards

The Company early adopted the provisions of ASU 2015-02 for the years ended December 31, 2015 and 2014. The amended guidance of ASU 2015-02 modifies the analysis that companies must perform in order to determine whether a legal entity should be consolidated. The amended guidance simplifies current consolidation rules by (i) reducing the number of consolidation models, (ii) reducing the circumstances in which a reporting entity may have to consolidate a legal entity solely based on a fee arrangement with another legal entity, (iii) placing more weight on the risk of loss in order to identify the party that has a controlling financial interest, (iv) reducing the number of instances that related party guidance needs to be applied when determining the party that has a controlling financial interest, and (v) changing rules for companies in certain industries that ordinarily employ limited partnership or VIE structures. The retrospective adoption of ASU 2015-02 did not have an impact on our combined and consolidated financial statements.

In April 2015, the FASB issued ASU No. 2015-03, Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs (“ASU 2015-03”), which resulted in the reclassification of debt issuance costs related to a recognized debt liability from deferred financing costs, net to a reduction of our reportable credit facilities, net and mortgage loans, net balances on our combined and consolidated balance sheets. Subsequently, the FASB issued ASU No. 2015-15, Interest—Imputation of Interest: Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements (“ASU 2015-15”), in August 2015 to address

INVITATION HOMES

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

deferred issuance costs attributable to line of credit arrangements. ASU 2015-15 allows a company to defer debt issuance costs associated with line-of-credit arrangements, including arrangements with no substantial outstanding borrowings, classify them as an asset, and amortize them over the term of the arrangements. Effective January 1, 2015, we adopted ASU 2015-03 and ASU 2015-15, with full retrospective application as required by the guidance. As of December 31, 2014, this adoption resulted in $62,771 that would have previously been included in deferred financing costs, net to be included as a reduction to mortgage loans, net in the amount of $44,107, and to credit facilities, net in the amount of $18,664 in the accompanying combined and consolidated balance sheets. This adoption had no impact on our net loss or cash flows provided by operations for any period presented.

Use of Estimates

The preparation of the combined and consolidated financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined and consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting periods. These estimates are inherently subjective in nature and actual results could differ from those estimates.

Investments in Single-Family Residential Properties

Upon acquisition, we evaluate our acquired single-family residential properties for purposes of determining whether a transaction should be accounted for as an asset acquisition or business combination. In general, acquisitions of single-family residential properties with an in-place lease are treated as a business combination under ASC 805, Business Combinations.

Substantially all of our transactions are asset acquisitions recorded at their purchase price, and the purchase price is allocated between land and building and improvements based upon their relative fair values at the date of acquisition. The purchase price for purposes of this allocation is inclusive of acquisition costs which typically include legal fees, bidding service and title fees, payments made to cure tax, utility, homeowners’ association (“HOA”), and other mechanic’s and miscellaneous liens, as well as other closing costs.

Transactions determined to be business combinations are recorded at the purchase price (which approximates fair value), and the purchase price is allocated to land, building and improvements, and the in-place lease intangibles based upon their fair values at the date of acquisition. Acquisition costs are expensed in the period in which they are incurred and are reflected in other expenses in the accompanying combined and consolidated statements of operations. The fair values of acquired in-place lease intangibles are based on the costs to execute similar leases, including commissions and other related costs. The origination value of in-place lease intangibles also includes an estimate of lost rent revenue at in-place rental rates during the estimated time required to lease the property. The in-place lease intangibles are amortized over the life of the leases and are recorded in other assets, net in our combined and consolidated balance sheets (see Note 7).

Cost Capitalization

We incur costs to stabilize and prepare our acquired single-family residential properties to be rented. We capitalize these costs as a component of our investment in each single-family residential property, using specific identification and relative allocation methodologies, including renovation costs and other costs associated with activities that are directly related to preparing our properties for use as rental real estate. Other costs include interest costs, property taxes, property insurance, utilities, HOA fees, and the salaries and benefits of the Manager’s employees who are directly responsible for the execution of our stabilization activities. The

INVITATION HOMES

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

capitalization period associated with our stabilization activities begins at such time that activities commence and concludes at the time that a single-family residential property is available to be leased.

Once a property is ready for its intended use, expenditures for ordinary maintenance and repairs thereafter are expensed to operations as incurred, and we capitalize expenditures that improve or extend the life of a home and for certain furniture and fixtures additions. The determination of which costs to capitalize requires significant judgment. Accordingly, many factors are considered as part of our evaluation processes with no one factor necessarily determinative.

Depreciation

Costs capitalized in connection with single-family residential property acquisitions, stabilization activities, and on an ongoing basis are depreciated over their estimated useful lives on a straight line basis. The depreciation period commences upon the cessation of stabilization related activities or upon the completion of improvements made on an ongoing basis. For those costs capitalized in connection with residential property acquisitions and stabilization activities and those capitalized on an ongoing basis, the useful lives range from 7 years to 28.5 years.

Provisions for Impairment

We continuously evaluate, by property, whether there are any events or changes in circumstances indicating that the carrying amount of our single-family residential properties may not be recoverable. Examples of such events and changes in circumstances that we consider include significant and persistent declines in an individual property’s net operating income, regional changes in home price appreciation as measured by certain independently developed indices, change in expected use of the property, significant adverse legal factors, substantive damage to the individual property as a result of natural disasters and other risks inherent in our business not covered by insurance proceeds, or a current expectation that a property will be disposed of prior to the end of its estimated useful life.

To the extent an event or change in circumstance is identified, a residential property is considered to be impaired only if its carrying value cannot be recovered through estimated future undiscounted cash flows from the use and eventual disposition of the property. Cash flow projections are prepared using internal analyses based on current rental, renewal, and occupancy rates, operating expenses, and inputs from our annual planning process that give consideration to each property’s historical results, current operating trends, and current market conditions. To the extent an impairment has occurred, the carrying amount of our investment in a property is adjusted to its estimated fair value. To determine the estimated fair value, we primarily consider local broker price opinions (“BPOs”). In order to validate the BPOs received and used in our assessment of fair value of real estate, we perform an internal review to determine if an acceptable valuation approach was used to estimate fair value in compliance with guidance provided by ASC 820, Fair Value Measurements. Additionally, we undertake an internal review to assess the relevance and appropriateness of comparable transactions that have been used by the broker in its BPO and any adjustments to comparable transactions made by the broker in reaching its value opinion.

The process whereby we assess our single-family residential properties for impairment requires significant judgment and assessment of factors that are, at times, subject to significant uncertainty. We evaluate multiple information sources and perform a number of internal analyses, each of which are important components of our process with no one information source or analysis being necessarily determinative.

INVITATION HOMES

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

Single-Family Residential Properties Held for Sale and Discontinued Operations

From time to time we may identify single-family residential properties to be sold. At the time that any such properties are identified, we perform an evaluation to determine whether or not such properties should be classified as held for sale or presented as discontinued operations in accordance with GAAP.

Factors considered as part of our held for sale evaluation process include whether the following conditions have been met: (i) we have committed to a plan to sell a property that is immediately available for sale in its present condition; (ii) an active program to locate a buyer and other actions required to complete the plan to sell a property have been initiated; (iii) the sale of a property is probable within one year (generally determined based upon the execution of a sales contract); (iv) the property is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (v) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. To the extent that these factors are all present, we discontinue depreciating the property, measure the property at the lower of its carrying amount or its fair value less estimated costs to sell, and present the property separately within other assets, net on our combined and consolidated balance sheets.

In connection with the held for sale evaluation described above, we also perform an evaluation to determine whether the results of operations associated with such property, or properties, should be classified as discontinued operations within our combined and consolidated statements of operations. Factors considered as part of our discontinued operations evaluation process include whether a property or a group of properties that are disposed of or classified as held for sale represent a strategic shift that has or will have a major effect on our financial results. As of and for the years ended December 31, 2015 and 2014, no properties have been classified as held for sale or as discontinued operations in our combined and consolidated financial statements.

Cash and Cash Equivalents

For purposes of presentation on both the combined and consolidated balance sheets and combined and consolidated statements of cash flows, we consider financial instruments with an original maturity of three months or less to be cash and cash equivalents. Cash balances are held with a single financial institution in an amount that exceeds the Federal Deposit Insurance Corporation insurance coverage, and, as a result, there is a concentration of credit risk related to amounts on deposit. We believe any risks are mitigated through the size of the financial institution at which our cash balances are held.

Restricted Cash

Restricted cash represents cash deposited in accounts related to rent deposits and collections, security deposits, property taxes, insurance premiums and deductibles, capital expenditures, and prepayments (see Note 5). Amounts deposited in these accounts can only be used as provided for in the credit facility and mortgage loan agreements (see Note 4), and, therefore, are separately presented within our combined and consolidated balance sheets. For purposes of classification within the combined and consolidated statements of cash flows, amounts deposited in these accounts are classified as investing activities other than those related to resident security deposits, which are classified as operating activities.

Held to Maturity Investments

Investments in debt securities that the Company has a positive intent and ability to hold to maturity are classified as held-to-maturity and are presented within other assets, net on our combined and consolidated

INVITATION HOMES

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

balance sheets (see Note 7). These investments are recorded at amortized cost. Investments are reviewed annually for declines in fair value below the amortized cost basis that are other than temporary. Interest income, including amortization of any premium or discount, are classified as other in the combined and consolidated statements of operations. For purposes of classification within the combined and consolidated statements of cash flows, amounts paid for these securities are classified as investing activities.

Deferred Financing Costs

The Company early adopted ASU 2015-03 as described within the adoption of new accounting standards section, which resulted in a change in presentation of deferred financing costs. Costs incurred in obtaining external financing are deferred and amortized over the term of the related financing arrangement as interest expense on the combined and consolidated statements of operations. Costs that are deferred are presented as a component of credit facilities, net or mortgage loans, net and include costs directly attributable to the procurement of such financing. Unamortized financing costs are charged to earnings when debt is retired before the maturity date.

Revenue Recognition and Resident Receivables

Rental revenue, net of any concessions, is recognized monthly as it is earned on a straight-line basis over the term of the lease. Other property income is recognized when earned and realized or realizable.

We maintain an allowance for doubtful accounts for estimated losses that may result from the inability of residents to make required rent or other payments. This allowance is estimated based on, among other considerations, payment histories, and overall delinquencies. The provision for doubtful accounts is recorded as a reduction of rental revenues and other property income in our combined and consolidated statements of operations.

Deferred Leasing Costs

Costs associated with leasing our single family residential properties, which consist of commissions paid to leasing agents and costs associated with evaluating a resident’s financial condition, are deferred in the period in which they are incurred as a component of deferred leasing costs and are subsequently amortized over the lease term. Deferred leasing costs are included as a component of other assets, net within our combined and consolidated balance sheets and their amortization is classified as property operating and maintenance within the combined and consolidated statements of operations (see Note 7). Costs incurred in connection with our leasing activities that do not result in the execution of a lease are expensed in the period incurred.

Noncash Incentive Compensation Expense

We recognize noncash incentive compensation expense based on the estimated fair value of the incentive compensation units and vesting conditions of the related incentive unit agreements. IH1’s incentive units were granted to employees of the Manager, our wholly owned subsidiary. Therefore, the noncash incentive compensation expense is based on the grant-date fair value of the units and recognized in expense over the service period. Additional compensation expense is recognized if modifications to existing incentive unit agreements result in an increase in the post-modification fair value of the units that exceeds their pre-modification fair value. Because units in IH2, IH3, and IH4 were granted to non-employees of those respective partnerships, fair value is re-measured for unvested units at the end of each reporting period. The fair value of all incentive units is determined based on a valuation model that takes into account discounted cash flows and a market approach based on comparable companies and transactions (see Note 9). Noncash incentive compensation expense is presented as a component of general and administrative expense and property management expense in our combined and consolidated statements of operations.

INVITATION HOMES

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

Fair Value Measurements

The fair value of a financial instrument is the amount at which the instrument could be exchanged in an orderly transaction between two willing parties. This amount is determined based on an exit price approach, which contemplates the price that would be received to sell an asset (or paid to transfer a liability) in an orderly transaction between market participants at the measurement date. GAAP has established a valuation hierarchy based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels are defined as follows:

Level 1—Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets;

Level 2—Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument; and

Level 3—Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

See Note 10 for further information related to the Company’s fair value measurements.

Derivatives

We currently use, and in the future may use, interest rate cap agreements for interest rate risk management purposes. Pursuant to the terms of our credit facilities and mortgage loans, we are required to maintain interest rate caps. The effect of these interest rate cap agreements is to limit our maximum interest rate exposure with respect to increases in the London Interbank Offered Rate (“LIBOR”). We did not elect to designate these interest rate caps as effective hedging instruments. The related changes in fair value of these investments are reflected within interest expense in the combined and consolidated statements of operations.

Income Taxes

IH1, IH3, IH4, IH5, and IH6 are structured as partnerships and therefore are not subject to federal and state income taxes.

IH2 elected to be treated as a real estate investment trust (“REIT”) under the Internal Revenue Code (the “Code”) and the corresponding provisions of state law. All distributions made by IH2 during the years ended December 31, 2015 and 2014, were treated as returns of capital for income tax purposes. REITs generally are not required to pay federal income taxes on their net income that is currently distributed to shareholders if they distribute to shareholders at least 90% of their United States taxable income and meet certain income, asset and organizational tests. Accordingly, we generally will not be subject to federal income tax as long as IH2 continues to qualify as a REIT.

We have elected to treat two wholly owned subsidiaries of IH2, IH2 Property TRS LLC and IH2 Property TRS 2 L.P., as taxable REIT subsidiaries (“TRSs”). TRSs may participate in non-real estate related activities and/or perform non-customary services for residents and are subject to federal and state income tax at regular corporate tax rates.

INVITATION HOMES

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

The Company accounts for income taxes under the asset and liability method. For the TRSs, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using the enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. We provide a valuation allowance, from time to time, for deferred tax assets for which we do not consider realization of such assets to be more likely than not.

Tax benefits associated with uncertain tax positions are recognized only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position.

Segment Reporting

Operating segments are defined as components of an enterprise for which discrete financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. Our CODM is the Chief Executive Officer.

Under the provision of ASC 280, Segment Reporting, the Company has determined that it has one reportable segment related to acquiring, renovating, leasing, and operating single-family homes as rental properties, including single family homes in planned unit developments. The CODM evaluates operating performance and allocates resources on a total portfolio basis. The CODM utilizes net operating income as the primary measure to evaluate performance of the total portfolio. The aggregation of individual homes constitutes the total portfolio. Decisions regarding acquisitions and dispositions of homes are made at the individual home level.

Recent Accounting Pronouncements

In August 2016, the FASB issued ASU No. 2016-15, Classification of Certain Cash Receipts and Cash Payments, which clarifies the classification of certain cash receipts and cash payments including debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing, proceeds from the settlement of insurance claims, and beneficial interests in securitization transactions. The new standard will be effective for the Company for annual reporting periods beginning after December 15, 2017, and for interim periods within those annual periods. The Company is currently evaluating the impact of the guidance on our combined and consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting (Topic 718), which simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The guidance will be effective for the Company for annual reporting periods beginning after December 15, 2016, and for interim periods within those annual periods, with early adoption permitted. The Company is currently evaluating the impact of the guidance on our combined and consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which will require lessees to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than one year. Lessor accounting will remain similar to lessor accounting under current GAAP, while aligning with the FASB’s new revenue recognition guidance. The new standard will be effective for the

INVITATION HOMES

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

Company for annual reporting periods beginning after December 15, 2018, and for interim periods within those annual periods, with early adoption permitted. The Company is currently evaluating the impact of the guidance on our combined and consolidated financial statements.

In January 2016, the FASB issued ASU No. 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities, which amends certain aspects of recognition, measurement, presentation and disclosure of financial instruments, including the requirement to measure certain equity investments at fair value with changes in fair value recognized in net income. The new standard will be effective for the Company for annual reporting periods beginning after December 15, 2017, and for interim periods within those annual periods. The Company is currently evaluating the impact of the guidance on our combined and consolidated financial statements.

In August 2014, the FASB issued ASU No. 2014-15, Disclosure of Uncertainties About an Entity’s Ability to Continue as a Going Concern, which provides guidance with respect to management’s responsibility related to evaluating whether there is a substantial doubt about an entity’s ability to continue as a going concern as well as to provide related footnote disclosures. This guidance is effective for the annual period ending after December 15, 2016, and interim periods thereafter, with early adoption permitted. The adoption of this accounting standard will not have a material impact on our combined and consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which provides guidance on revenue recognition and supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, most industry-specific guidance and some cost guidance included in Subtopic 605-35, Revenue Recognition—Construction-Type and Production-Type Contracts. The standard’s core principle is that a company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. In doing so, companies will need to use more judgment and make more estimates than under current guidance. These judgments may include identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. The ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to fulfill a contract. The guidance will be effective for the Company for annual reporting periods beginning after December 15, 2017, and for interim periods within those annual periods. At that time, the Company may adopt the full retrospective approach or the modified retrospective approach. Early adoption is permitted only as of annual reporting periods, and interim periods therein, beginning after December 15, 2016. The Company is currently evaluating the method of adoption of this guidance, as well as the impact of the guidance on our combined and consolidated financial statements.

INVITATION HOMES

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

Note 3—Investments in Single-Family Residential Properties

The following table sets forth the net carrying amount associated with our properties by component:

	December 31, 2015	December 31, 2014
Land	$2,640,615	$2,392,477
Single-family residential property	6,696,760	6,162,255
Capital improvements	226,993	211,764
Equipment	32,031	30,212

Total gross investments in the properties	9,596,399	8,796,708
Less: accumulated depreciation	(543,698)	(308,155)

Investments in single-family residential properties, net	$9,052,701	$8,488,553

As of December 31, 2015 and 2014, the carrying amount of the residential property above included $120,477 and $113,516, respectively, of capitalized acquisition costs (excluding purchase price), along with $61,602 and $58,460, respectively, of capitalized interest, $25,880 and $24,415, respectively, of capitalized property taxes, $4,778 and $4,552, respectively, of capitalized insurance, and $2,857 and $2,616, respectively, of capitalized HOA fees.

During the years ended December 31, 2015 and 2014, we recognized $245,065 and $207,289, respectively, of depreciation expense related to the components of the properties, $601 and $5,145, respectively, of amortization related to in-place lease intangible assets, and $4,573 and $3,374, respectively, of depreciation and amortization related to corporate furniture and equipment. Further, during the years ended December 31, 2015 and 2014, impairments totaling $1,448 and $423, respectively, have been recognized and are included in impairment and other on the combined and consolidated statements of operations.

Note 4—Debt

Credit Facilities

Invitation Homes’ credit facilities were comprised of the following as of December 31, 2015 and 2014:

				Outstanding Principal Balance(3)
Credit Facility	Origination Date	Maturity Date(1)	Interest Rate(2)	December 31, 2015	December 31, 2014
IH1 2012(4)	October 12, 2012	April 13, 2015	3.68%	$—	$105,618
IH1 2015(5)	April 3, 2015	October 3, 2017	3.18%	161,105	—
IH2 2013(6)	June 14, 2013	September 29, 2015	3.68%	—	1,828,111
IH2 2015(7)	September 29, 2015	March 29, 2017	3.18%	116,109	—
IH3 2013(8)	December 19, 2013	June 30, 2017	3.18%	958,622	948,867
IH4 2014(9)	May 5, 2014	November 4, 2016	3.18%	556,987	514,894
IH5 2014(10)	December 5, 2014	December 5, 2016	2.93%	563,125	11,904

Total				2,355,948	3,409,394
Less deferred financing costs, net				(8,207)	(18,664)

Total				$2,347,741	$3,390,730

INVITATION HOMES

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

(1)	The maturity dates above are reflective of all extensions that have been exercised.
(2)	Interest rates are based on a spread to LIBOR; and as of December 31, 2015, LIBOR was 0.43%.
(3)	Outstanding Principal Balance does not include capitalized deferred financing costs, net.
(4)	Original right to borrow up to $2,075,000 (reduced to an outstanding commitment of $120,000 at December 31, 2014) and bore interest at LIBOR + 325 basis points, subject to a LIBOR floor of 50 basis points. Loan was repaid on April 3, 2015.
(5)	Right to borrow up to $180,000, bears interest at LIBOR + 275 basis points, and has an unused commitment fee of 50 basis points per year. Subsequent to December 31, 2015, the credit facility was amended to extend the maturity date from October 3, 2016 to October 3, 2017. See Note 12 for subsequent activity related to IH1 2015.
(6)	Original right to borrow up to $1,500,000, subject to increase of $500,000, and bore interest at LIBOR + 325 or 450 basis points (depending on the nature of the financed property), subject to a LIBOR floor of 25 basis points. Loan was repaid on September 29, 2015.
(7)	Right to borrow up to $125,000, bears interest at LIBOR + 275 basis points, and has an unused commitment fee of 50 basis points per year. Subject to certain conditions being met, has an optional one-year extension.
(8)	Right to borrow up to $966,000, bears interest at either LIBOR + 275 or 400 basis points (depending on the nature of the financed property), and has an unused commitment fee of 50 basis points per year. The facility was extended for 6 months after its initial maturity of December 18, 2015. An extension fee of 0.25% was paid in connection with the extension. Subsequent to December 31, 2015, the credit facility was amended to extend the maturity date from June 17, 2016 to June 30, 2017.
(9)	Right to borrow up to $570,000, bears interest at either LIBOR + 275 or 400 basis points (depending on the nature of the financed property), and has an unused commitment fee of 50 basis points. Subsequent to the December 31, 2015, the credit facility agreement was amended to extend the maturity date from May 5, 2016 to November 4, 2016. Subject to certain conditions being met, this credit facility has an optional twelve-month extension to November 3, 2017 with a 0.35% extension fee. See Note 12 for subsequent activity related to IH4 2014.
(10)	Right to borrow up to $660,000, bears interest at either LIBOR + 250 or 375 basis points (depending on the nature of the financed property), and has an unused commitment fee of 50 basis points per year. Subject to certain conditions being met, has an optional six-month extension to June 5, 2017 with a 0.25% extension fee.

All of our credit facilities are subject to certain terms and conditions that must be satisfied to obtain additional draws. These terms and conditions are specific to each credit facility agreement and include the following range of provisions which are detailed in the respective credit facility agreements: (i) the aggregate loan principal balance may not exceed 70.00%-90.00% of the total cost basis associated with financed properties; (ii) the aggregate loan principal balance may not exceed 69.58%-75.00% of the value associated with financed properties; (iii) the aggregate debt yield may not be less than 5.75%-7.00%; and (iv) the aggregate debt service coverage ratio may not be less than 1.35 to 1.00.

All of our credit facilities also require us to maintain compliance with certain affirmative, negative, and financial covenants. Affirmative covenants with which we must comply include our, and certain of our affiliates’, compliance with (i) use of proceeds requirements specified in the credit facility agreement, (ii) licensing, permitting and legal requirements specified in the respective credit facility agreement, (iii) organizational requirements of the jurisdictions in which we, and certain of our affiliates, are organized, (iv) federal and state tax laws, and (v) books and records requirements specified in the credit facility agreement. Negative covenants with which we must comply include our, and certain of our affiliates’, compliance with limitations surrounding (i) the operation of our properties, (ii) the amount of our indebtedness and the nature of our investments, (iii) the execution of transactions with affiliates, and (iv) the nature of our business activities. Financial covenants are

INVITATION HOMES

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

specific to each credit facility agreement and include (i) a maximum loan to value ratio of 75.00%-80.00%, (ii) a maximum loan to cost ratio of 85.00%-90.00%, (iii) a debt service coverage ratio of not less than 1.10 to 1.00, and (iv) a debt yield of not less than 5.75%-7.00%. Our IH1 2012, IH2 2013, IH3 2013, IH4 2014, and IH5 2014 credit facilities have an additional financial covenant related to an adjusted debt service coverage ratio of not less than 0.70 to 1.00 or 1.00 to 1.00. At December 31, 2015, and through the date our financial statements were available to be issued, we believe we were in compliance with all affirmative, negative, and financial covenants related to the aforementioned credit facilities.

Collateral

Collateral for the amounts borrowed include all of the equity value of the respective Borrower Entities and the constituent parts thereof, all of our rights, title and interest in, and to, any lease agreements, and all of our rights title and interest in, and to, any other agreements, documents, and instruments related to the foregoing.

Debt Maturities Schedule

Future maturities of credit facilities as of December 31, 2015 are as follows:

Year	Principal
2016	$1,120,112
2017	1,235,836

Total payments	2,355,948
Less deferred financing costs, net	(8,207)

Total credit facilities, net	$2,347,741

Mortgage Loans

As of December 31, 2015, we have completed seven securitization transactions (the “Securitizations” or the “mortgage loans”) collateralized by homes owned by the respective Invitation Homes Borrower Entities. The proceeds from the mortgage loans were used to fund (i) partial repayments of the then-outstanding IH1 and IH2 credit facilities, (ii) initial deposits in the reserve accounts, (iii) closing costs in connection with the mortgage loans, (iv) general costs associated with our operations, and (v) distributions and dividends to IH1 and IH2 equity investors.

INVITATION HOMES

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

The following table sets forth a summary of the mortgage loan indebtedness as of December 31, 2015 and 2014:

				Outstanding Principal Balance(3)
	Maturity Date(1)	Rate(2)	Range of Spreads	December 31, 2015	December 31, 2014
IH1 2013-1	December 9, 2016	2.10%	115-365 bps	$469,554	$474,346
IH1 2014-1	June 9, 2017	2.26%	100-375 bps	993,738	993,738
IH1 2014-2, net(4)	September 9, 2017	2.41%	110-400 bps	718,610	716,698
IH1 2014-3, net(5)	December 9, 2016	2.85%	120-500 bps	766,043	762,563
IH2 2015-1, net(6)	March 9, 2017	2.92%	145-430 bps	536,174	—
IH2 2015-2	June 9, 2017	2.48%	135-370 bps	631,097	—
IH2 2015-3	August 9, 2017	2.71%	130-475 bps	1,190,695	—

Total				5,305,911	2,947,345
Less deferred financing costs, net				(41,718)	(44,107)

Total				$5,264,193	$2,903,238

(1)	Each mortgage loan’s initial maturity term is two years, individually subject to three, one-year extension options at the borrower’s discretion (provided that there is no event of default under the loan agreement and the borrower obtains a replacement interest rate cap agreement in a form reasonably acceptable to the lender). Our IH1 2013-1, IH1 2014-1 and IH1 2014-2 mortgage loans have exercised the first extension options. The maturity dates above are reflective of all extensions that have been exercised. See Note 12 for extensions exercised subsequent to December 31, 2015 and other subsequent activity related to mortgage loans.
(2)	Interest rates are based on a weighted average spread to LIBOR; and as of December 31, 2015, LIBOR was 0.43%.
(3)	Outstanding Principal Balance does not include capitalized deferred financing costs, net.
(4)	Net of unamortized discount of $1,325 and $3,237 as of December 31, 2015 and 2014, respectively.
(5)	Net of unamortized discount of $3,279 and $6,759 as of December 31, 2015 and 2014, respectively.
(6)	Net of unamortized discount of $351 as of December 31, 2015.

Securitization Transactions

IH1 2013-1: In November 2013, we completed our first securitization transaction (“IH1 2013-1”), in which 2013-1 IH Borrower L.P. (“S1 Borrower”), a newly-formed special purpose entity and wholly owned subsidiary of IH1, executed a loan agreement with a third-party lender. The third-party lender made a six component term loan to S1 Borrower in the amount of $479,137. All six components of the loan were sold at par. We are obligated to make monthly payments of interest and principal with the first payment being due upon the closing of the loan, and subsequent payments began January 9, 2014 and continue monthly thereafter.

IH1 2014-1: In May 2014, we completed our second securitization transaction (“IH1 2014-1”), in which 2014-1 IH Borrower L.P. (“S2 Borrower”), a newly-formed special purpose entity and wholly owned subsidiary of IH1, executed a loan agreement with a third-party lender. The third party lender made a six component term loan to S2 Borrower in the amount of $993,738. All six components of the loan were sold at par. We are obligated to make monthly payments of interest with the first payment being due upon the closing of the loan, and subsequent payments began July 9, 2014 and continue monthly thereafter.

IH1 2014-2: In August 2014, we completed our third securitization transaction (“IH1 2014-2”), in which 2014-2 IH Borrower L.P. (“S3 Borrower”), a newly-formed special purpose entity and wholly owned subsidiary

INVITATION HOMES

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

of IH1, executed a loan agreement with a third-party lender. The third-party lender made a term loan comprised of (1) six floating rate components and (2) one fixed rate component to the S3 Borrower in the amount of $719,935. Of the seven loan components, the Class A, B, C, D and G certificates sold at par; however, the Class E and Class F certificates sold at a total discount of $3,970. The unamortized balance of this discount is included in mortgage loans, net on our combined and consolidated balance sheets as of December 31, 2015 and 2014. We are obligated to make monthly payments of interest with the first payment being due upon the closing of the loan, and subsequent payments began October 9, 2014 and continue monthly thereafter.

IH1 2014-3: In November 2014, we completed our fourth securitization transaction (“IH1 2014-3”), in which 2014-3 IH Borrower L.P. (“S4 Borrower”), a newly-formed special purpose entity and wholly owned subsidiary of IH1, executed a loan agreement with a third-party lender. The third-party lender issued a term loan comprised of (1) six floating rate components and (2) one fixed rate component to S4 Borrower in the amount of $769,322. Of the seven components, the Class B and G certificates sold at par; however, the Class A, C, D, E and F certificates sold at a total discount of $7,235. The unamortized balance of this discount is included in mortgage loans, net on our combined and consolidated balance sheets as of December 31, 2015 and 2014. We are obligated to make monthly payments of interest with the first payment being due upon the closing of the loan, and subsequent payments began December 9, 2014 and continue monthly thereafter.

IH2 2015-1: In January 2015, we completed our fifth securitization transaction (“IH2 2015-1”), in which 2015-1 IH2 Borrower L.P. (“S5 Borrower”), a newly-formed special purpose entity and wholly owned subsidiary of IH2, executed a loan agreement with a third-party lender. The third-party lender made a seven component term loan to S5 Borrower in the amount of $540,854. Six of the seven components, the Class A, B, C, D, E, and G certificates sold at par; however, the Class F certificates sold at a total discount of $622. The unamortized balance of this discount is included in mortgage loans, net on our combined and consolidated balance sheets as of December 31, 2015 and 2014. We are obligated to make monthly payments of interest with the first payment being due upon the closing of the loan, and subsequent payments began March 9, 2015 and continue monthly thereafter.

IH2 2015-2: In April 2015, we completed our sixth securitization transaction (“IH2 2015-2”), in which 2015-2 IH2 Borrower L.P. (“S6 Borrower”), a newly-formed special purpose entity and wholly owned subsidiary of IH2, executed a loan agreement with a third-party lender. The third-party lender made a seven component term loan to S6 Borrower in the amount of $636,686. All of the components of the loan were sold at par. We are obligated to make monthly payments of interest with the first payment being due upon the closing of the loan, and subsequent payments began June 9, 2015 and continue monthly thereafter.

IH2 2015-3: In June 2015, we completed our seventh securitization transaction (“IH2 2015-3”), in which 2015-3 IH2 Borrower L.P. (“S7 Borrower”), a newly-formed special purpose entity and wholly owned subsidiary of IH2, executed a loan agreement with a third-party lender. The third-party lender made a seven component term loan to S7 Borrower in the amount of $1,193,950. All of the components of the loan were sold at par. We are obligated to make monthly payments of interest with the first payment being due upon the closing of the loan, and subsequent payments began August 7, 2015 and continue monthly thereafter.

Concurrent with the execution of each loan agreement, the respective third-party lender sold each loan it originated with us to individual depositor entities (the “Depositor Entities”) who subsequently transferred each loan to Securitization-specific trust entities (the “Trusts”). The Depositor Entities associated with the IH1 2014-2 and IH1 2014-3 securitizations are wholly owned subsidiaries of IH1, the Depositor Entities associated with the IH2 2015-1, IH2 2015-2, and IH2 2015-3 securitizations are wholly owned subsidiaries of IH2, and the Depositor Entities associated with the IH1 2013-1 and IH1 2014-1 securitizations are wholly owned by third parties not affiliated with the Company.

INVITATION HOMES

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

The Company accounted for the transfer of the individual Securitizations from the Depositor Entities wholly owned by IH1 and IH2 to the respective Trusts as a sale under ASC Topic 860, Transfers and Servicing, with no resulting gain or loss as the Securitizations were both originated by the lender and immediately transferred at the same fair market value.

As consideration for the transfer of each loan to the Trusts, the Trusts issued certificate classes which mirror the components of the individual loan agreements (collectively, the “Certificates”) to the Depositor Entities, except that Class R certificates do not have related loan components as they represent residual interests in the Trusts. The Certificates represent the entire beneficial interest in the Trusts. Following receipt of the Certificates, the Depositor Entities sold the Certificates to investors using the proceeds as consideration for the loans sold to the Depositor Entities by the lenders. These transactions had no effect on our combined and consolidated financial statements other than with respect to the Class G certificates purchased by IH1 and IH2.

For IH1 2014-2, IH1 2014-3, IH2 2015-1, IH2 2015-2, and IH2 2015-3, the Trusts made the Class A through Class F certificates available for sale to both domestic and foreign investors. With the introduction of foreign investment, IH1 and IH2, as sponsors of the respective loans, are required to retain a portion of the risk that represents a material net economic interest in each loan. The Class G certificates for IH1 2014-2, IH1 2014-3, IH2 2015-1, IH2 2015-2, and IH2 2015-3 are equal to 5% of the original principal amount of the loans in accordance with the agreements. Per the terms of the Securitization agreements, the Class G certificates are restricted certificates and were made available exclusively to IH1 and IH2, as applicable. They are principal only and bear a stated annual interest rate of 0.0005%. The Class G certificates are classified as held to maturity investments and are recorded in other assets, net in the combined and consolidated balance sheets (see Note 7).

The Trusts are structured as pass through entities that receive principal and interest from the Securitizations and distribute those payments to the holders of the Certificates. The assets held by the Trusts are restricted and can only be used to fulfill the obligations of those entities. The obligations of the Trusts do not have any recourse to the general credit of any entities in these combined and consolidated financial statements. The Company has evaluated its interests in the Class G certificates of the Trusts and determined that they do not create a more than insignificant variable interest in the Trusts. Additionally, the Class G certificates do not provide the Company with any ability to direct the activities that could impact the Trusts’ economic performance. Therefore, the Company does not consolidate the Trusts.

General Terms

The general terms that apply to all of the mortgage loans require us to maintain compliance with certain affirmative and negative covenants. Affirmative covenants with which we must comply include our, and certain of our affiliates’, compliance with (i) licensing, permitting and legal requirements specified in the loan agreement, (ii) organizational requirements of the jurisdictions in which we, and certain of our affiliates, are organized, (iii) federal and state tax laws, and (iv) books and records requirements specified in the respective loan agreements. Negative covenants with which we must comply include our, and certain of our affiliates’, compliance with limitations surrounding (i) the amount of our indebtedness and the nature of our investments, (ii) the execution of transactions with affiliates, (iii) the Manager, and (iv) the nature of our business activities. At December 31, 2015, and through the date our financial statements were available to be issued, we believe we were in compliance with all affirmative and negative covenants.

Prepayments

For the mortgage loans, prepayments of amounts owed are generally not permitted by us under the terms of the respective loan agreements unless such prepayments are made pursuant to the voluntary election and

INVITATION HOMES

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

mandatory provisions specified in such agreements. The specified mandatory provisions become effective to the extent that a property becomes characterized as a disqualified property, a property is sold, and/or upon the occurrence of a condemnation or casualty event associated with a property. To the extent either a voluntary election is made, or a mandatory prepayment condition exists, in addition to paying all interest and principal, we must also pay certain breakage costs as determined by the loan servicer and a spread maintenance premium if prepayment occurs before the month following the one year anniversary of the closing dates of the mortgage loans. For the year ended December 31, 2015, mandatory prepayments of $13,173 were made under the terms of the loan agreements. No prepayments were made for the year ended December 31, 2014.

Collateral

Collateral for the mortgage loans includes first priority mortgages on certain of our properties and a grant of a security interest in all of our personal property. The following table lists the gross carrying values of the single-family residential properties pledged as collateral for the loans as of December 31, 2015 and 2014:

	Number of Homes(1)	December 31, 2015	December 31, 2014
IH1 2013-1	3,207	$535,079	$531,657
IH1 2014-1	6,473	1,140,370	1,132,674
IH1 2014-2	3,749	795,784	790,931
IH1 2014-3	4,015	852,067	846,932
IH2 2015-1	3,050	595,494	—
IH2 2015-2	3,523	740,547	—
IH2 2015-3	7,207	1,377,551	—

Total	31,224	$6,036,892	$3,302,194

(1)	The loans are secured by first priority mortgages on portfolios of single-family residential properties owned by S1 Borrower, S2 Borrower, S3 Borrower, S4 Borrower, S5 Borrower, S6 Borrower, and S7 Borrower. Number of homes noted above are as of December 31, 2015.

Interest Rate Caps

Concurrent with entering into the mortgage loan agreements, we maintain interest rate cap agreements with terms and notional amounts equivalent to the terms and amounts of the loans made by the third-party lenders and strike prices equal to approximately 2.95% for IH1 2013-1, 3.11% for IH1 2014-1, 2.44% for IH1 2014-2, 2.10% for IH1 2014-3, 2.07% for IH2 2015-1, 2.71% for IH2 2015-2, and 2.52% for IH2 2015-3 (collectively, the “Strike Prices”). To the extent that the maturity date of one or more of the loans is extended through an exercise of one or more of the extension options, replacement or extension interest rate cap agreements must be executed with terms similar to those associated with the initial interest rate cap agreements and strike prices equal to the greater of the Strike Prices and the interest rate at which the debt service coverage ratio (as defined) is not less than 1.2 to 1.0. The interest rate cap agreements, including all of our rights to payments owed by the counterparty and all other rights, have been pledged as additional collateral for the loans.

INVITATION HOMES

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

Debt Maturities Schedule

Future maturities of these mortgage loans as of December 31, 2015 are set forth in the table below:

Year	Principal(1)
2016	$1,238,876
2017	4,071,990

Total payments	5,310,866
Less discounts	(4,955)
Less deferred financing costs, net	(41,718)

Total mortgage loans, net	$5,264,193

(1)	Each mortgage loan is subject to three one-year extension options at the borrower’s discretion, of which IH1 2013-1, IH1 2014-1, and IH1 2014-2 have exercised the first extension options.

Warehouse Loans

The Invitation Homes Partnerships entered into unsecured warehouse loan agreements with BREP VII and Affiliates. Interest accrues at rates based on a spread to LIBOR, and any unpaid interest amounts are compounded into the remaining unpaid principal balance on a monthly basis. The following table sets forth a summary of the outstanding principal amounts under such loans as of December 31, 2015 and 2014:

	Origination Date	Maturity Date	Rate(1)	December 31, 2015	December 31, 2014
IH2 warehouse loan(2)	October 11, 2013	October 10, 2014	3.68%	$—	$139,216
IH3 warehouse loan(3)	December 16, 2013	December 31, 2017	3.18%	38,137	84,079
IH4 warehouse loan(4)	May 7, 2014	May 6, 2015	3.18%	4,740	47,380
IH5 warehouse loan(5)	April 27, 2015	April 26, 2016	2.93%	71,146	—

Total warehouse loans				$114,023	$270,675

(1)	Interest rates are based on a spread to LIBOR; and as of December 31, 2015, LIBOR was 0.43%.
(2)	This loan bore interest at LIBOR + 325 basis points. BREP VII and Affiliates informally extended the original due date of the loan until fully paid without any additional changes to the terms of the agreement. This did not constitute an event of default under the loan agreement. Interest continued to be incurred past the original due date until all principal and interest was fully paid at the original stated rate.
(3)	This loan bears interest at LIBOR + 275 basis points. BREP VII and Affiliates informally extended the original due date of the loan until fully paid without any additional changes to the terms of the agreement. This did not constitute an event of default under the loan agreement. Interest will continue to be incurred past the original due date until all principal and interest is fully paid at the original stated rate. On October 11, 2016, the maturity date of this loan was extended to December 31, 2017 (see Note 12).
(4)	This loan bears interest at LIBOR + 275 basis points. BREP VII and Affiliates informally extended the original due date of the loan until fully paid without any additional changes to the terms of the agreement. This did not constitute an event of default under the loan agreement. Interest will continue to be incurred past the original due date until all principal and interest is fully paid at the original stated rate. This loan was paid off subsequent to December 31, 2015 (see Note 12).
(5)	This loan bears interest at LIBOR + 250 basis points. BREP VII and Affiliates have informally extended the original due date of the loan until fully paid without any additional changes to the terms of the agreement. This did not constitute an event of default under the loan agreement. Interest will continue to be incurred past the original due date until all principal and interest is fully paid at the original stated rate. This loan was paid off subsequent to December 31, 2015 (see Note 12).

INVITATION HOMES

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

Note 5—Restricted Cash

Pursuant to the terms of the credit facility agreements and the mortgage loans described in Note 4, we are required to establish, maintain, and fund from time to time (generally either monthly or at the time borrowings are funded) certain specified reserve accounts. These reserve accounts include, but are not limited to the following types of accounts: (i) completion reserves; (ii) renovation reserves; (iii) leasing commission reserves; (iv) debt service reserves; (v) property tax reserves; (vi) insurance premium and deductible reserves; (vii) standing reserves; (viii) special reserves; (ix) termination fee reserves; (x) eligibility reserves; (xi) collections; and (xii) non-conforming property reserves. These reserve accounts are under the sole control of the Administrative Agent, as defined in the credit facility agreements, and the loan servicer of the mortgage loans. Additionally, we hold security deposits pursuant to resident lease agreements that are required to be segregated. Accordingly, amounts funded to these reserve accounts and security deposit accounts have been classified within our combined and consolidated balance sheets as restricted cash.

The amounts funded, and to be funded, to the reserve accounts are subject to formulae included in the credit facility agreements and mortgage loan agreements and are to be released to us subject to certain conditions (in consultation with the other named lenders to the credit facility agreements) specified therein being met. To the extent that an event of default were to occur, the loan servicer (as it relates to the Securitizations) and the Administrative Agent (in consultation with the other named lenders to the credit facilities, as it relates to the credit facilities) have discretion to use such funds to either settle the applicable operating expenses to which such reserves relate or reduce the allocated loan amount associated with a residential property of ours.

At December 31, 2015 and 2014, the balances in these reserve accounts are as set forth in the table below. No amounts were funded to the completion, renovation, leasing commission, debt service, termination fee, and nonconforming property reserve accounts as the conditions specified in the credit facility agreements that require such funding did not exist.

	December 31, 2015	December 31, 2014
Resident security deposits	$80,311	$70,711
Collections	47,256	53,332
Property taxes	44,697	62,816
Insurance premium and deductible	4,298	6,740
Standing and capital expenditure reserves	21,382	37,021
Special reserves	7,495	134
Eligibility reserves	13,735	45,365

Total	$219,174	$276,119

Note 6—Equity

As described in Note 1, IH1, IH3, IH4, IH5, and IH6 are partnerships. These entities each have limited partners and a general partner (the “Class A Partners”), along with a board of directors elected by the limited partners.

IH2 is a Delaware corporation and has issued 1,000 shares of common stock and 113 shares of Series A Preferred Stock. IH2 has a board of directors elected by the common stockholders.

The same board of directors is responsible for directing the significant activities of the Invitation Homes Partnerships on a combined basis.

INVITATION HOMES

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

The IH2 Series A Preferred Stock ranks, in respect of rights to the payment of dividends and the distribution of assets in the event of any liquidation or dissolution, senior to the IH2 common stock. Holders of such IH2 Series A Preferred Stock shares are entitled to receive, when and if declared by our board of directors, cumulative cash dividends at the rate of 12.0% per annum of the total of a liquidation preference plus all accumulated and unpaid dividends thereon as defined in the IH2 organizational documents. During the year ended December 31, 2014, IH2 issued 113 shares of Series A Preferred Stock for $1,130. During the years ended December 31, 2015 and 2014, IH2 made dividend payments of $136 and $127, respectively, to the holders thereof. As of December 31, 2015 and 2014, there are no dividend amounts declared and outstanding related to the 12.0% per annum dividend requirements of the Series A Preferred Stock. Holders of the Series A Preferred Stock have no voting rights, and shares of such series are not convertible or exchangeable into common stock or other series of preferred stock that may from time to time be designated by our board of directors. They may, however, be redeemed at our sole discretion, in whole or in part, subject to certain provisions within the IH2 organizational documents.

As further described in Note 9, we have granted certain individuals incentive compensation units in IH1, IH2, IH3, and IH4, which currently consists of Class B units that are accounted for as a substantive class of equity due to the terms of the agreements and rights of the holders.

Profits and losses, and cash distributions are allocated in accordance with the terms of the respective entity’s organizational documents.

During the years ended December 31, 2015 and 2014, we made $682,470 and $776,448, respectively, of distributions, including common stock dividends. We also made $11,023 of non-recourse cash advance distributions to certain Class B unitholders during the year ended December 31, 2014. No distributions were made to the Class B unitholders in 2015. Any amounts distributed to the holders of the Class B units in the event of a liquidating event will be reduced by amounts previously paid to such Class B unitholders as advance distributions.

We executed notes receivables with certain Class B unitholders (the “Class B Notes”) of $1,500 and $19,000 during the years ended December 31, 2015 and 2014, respectively, of which $20,228 has been funded as of December 31, 2015. The Class B Notes are secured by certain of the Class B units of the makers of the Class B Notes and are otherwise non-recourse to the makers. The Class B Notes mature the earlier of a liquidation event or defined dates in 2024 and bear interest of 1.57% to 1.97% per annum. As such, the Class B Notes have been recorded as a component of combined equity in our combined and consolidated balance sheets as of December 31, 2015 and 2014. Additionally, the non-recourse nature of the Class B Notes resulted in modifications to the Class B management subscription incentive unit agreements, which resulted in additional incentive unit expense being recorded for the years ended December 31, 2015 and 2014, with respect to the Class B Notes (see Note 9).

INVITATION HOMES

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

Note 7—Other Assets

At December 31, 2015 and 2014, the balances in other assets, net are as follows:

	December 31, 2015	December 31, 2014
Investments in debt securities	$193,045	$74,469
Prepaid expenses	21,238	19,296
Deferred leasing costs, net	9,102	15,071
Rent and other receivables, net	8,846	5,577
Corporate fixed assets, net	6,980	9,521
In-place lease intangibles, net	—	829
Other	4,096	7,369

Total	$243,307	$132,132

Investments in Debt Securities

In connection with certain of the Securitizations, we acquired the Class G certificates, and these investments in debt securities are classified as held to maturity investments (for additional information about the Securitizations, see Note 4). As of December 31, 2015 and 2014, there were no gross unrecognized holding gains or losses and there were no other than temporary impairments recognized in accumulated other comprehensive income. As of December 31, 2015, the Class G certificates are scheduled to mature over the next 12 to 24 months.

Rent and Other Receivables

We lease our properties to residents pursuant to leases that generally have an initial contractual term of at least 12 months, provide for monthly payments, and are cancellable by the resident and us under certain conditions specified in the related lease agreements.

Included in other assets, net within the combined and consolidated balance sheets, is an allowance for doubtful accounts of $1,139 and $1,471, as of December 31, 2015 and 2014, respectively.

Note 8—Related Party Transactions

On October 1, 2012, the Manager entered into a services agreement with CAS Residential, LLC, a related party affiliated with certain of our equity investors, who provided property accounting services to the Manager pursuant to a services agreement. This agreement provided for fees based upon a full reimbursement of actual expenses incurred, as well as an additional 10.0% of compensation costs less any severance payments. The agreement was terminated effective October 31, 2014. For the year ended December 31, 2014, we incurred $4,049 of service fees pursuant to the terms of the services agreement which is included in property management expense in the combined and consolidated statements of operations.

Through December 31, 2014, certain related parties provided us with consulting services for which we recorded payables. We also made offsetting income tax payments related to distributions on behalf of these related parties during the year ended December 31, 2014. As of December 31, 2015 and 2014, net payables to related parties were $1,959 and $1,963, respectively, and are included in accounts payable and accrued expenses in our combined and consolidated balance sheets.

INVITATION HOMES

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

Note 9—Incentive Compensation Units

IH1, IH2, IH3, and IH4 have incentive compensation unit programs for the purpose of retaining certain key employees of the Manager. Under these programs, certain individuals were granted incentive compensation units, which originally consisted of two classes of interests for IH1, IH2, and IH3 (Class B Units and Class C Units, collectively the “Units”). The Units are profits interests for United States federal income tax purposes, and certain Units were issued in exchange for nominal contributions. Due to the terms of the agreements with each Class B and Class C Unit holder and each parties’ respective rights thereunder, we account for the Class B and Class C Units as a substantive class of equity.

On May 30, 2014, pursuant to amended and restated limited partnership agreements for IH1, IH2, and IH3 and upon the execution of certain exchange and separation agreements, the Class C Units were converted to Class B Units. IH1, IH2, IH3, and IH4 are each authorized to issue 10,000 Class B Units.

The Units generally vest pro rata on an annual basis over a three to five year period pursuant to provisions of the individual incentive unit agreements. For IH1, because the Units were granted to employees of the Manager, which is a wholly owned subsidiary of IH1, noncash incentive compensation expense is calculated based on the grant-date fair value of the Units and is recognized in expense over the service period. Additional compensation expense is recognized if modifications to existing incentive unit agreements result in an increase in the post-modification fair value of the Class B Units that exceeds their pre-modification fair value. For IH2, IH3, and IH4, the Units were granted to non-employees of the issuing entities. As such, noncash incentive compensation expense is initially recorded based on the estimated fair value of the Units at grant date and recognized in expense over the service period. Fair value is subsequently remeasured for the unvested units at the end of each reporting period.

Certain of the Units are performance-based units that only vest upon the occurrence of a liquidity event. Compensation cost for performance based units is recognized when it is probable that the performance condition will be achieved. No compensation expense has been recognized for performance-based units in 2015 and 2014 as the liquidity event was not considered probable of occurring.

The following tables summarize awards and activity of the Units for the years ended December 31, 2015 and 2014:

	Class B Units
	Employee		Non-employee		Total Class B Units
	Number of Units	Weighted Average Fair Value	Number of Units	Weighted Average Fair Value	Number of Units	Weighted Average Fair Value
Units outstanding, January 1, 2014	8,855	$4.1	15,678	$14.5	24,533	$10.7
Conversion of Class C Units	378	0.7	—	—	378	0.7
Granted	1,904	7.4	10,119	2.7	12,023	3.5
Forfeited	(1,420)	(4.1)	(274)	(12.5)	(1,694)	(5.5)

Units outstanding, December 31, 2014	9,717	4.6	25,523	4.5	35,240	4.5
Granted	300	10.1	4,321	1.4	4,621	1.9
Forfeited	(85)	(9.4)	(179)	(2.1)	(264)	(4.4)

Units outstanding, December 31, 2015(1)	9,932	$4.6	29,665	$3.5	39,597	$3.8

(1)	Included in units outstanding are 5,026 performance-based units at December 31, 2015.

INVITATION HOMES

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

	Class C Units
	Employee		Non-employee		Total Class C Units
	Number of Units	Weighted Average Fair Value	Number of Units	Weighted Average Fair Value	Number of Units	Weighted Average Fair Value
Units outstanding, January 1, 2014	7,100	$2.8	14,250	$3.7	21,350	$3.4
Conversion of Class C Units	(7,100)	(2.8)	(14,250)	(3.7)	(21,350)	(3.4)

Units outstanding, December 31, 2014	—	$—	—	$—	—	$—

As of December 31, 2015 and 2014, 26,234 and 13,891, respectively, of Class B Units were fully vested. The estimated fair value of the 12,343 Units that vested during the year ended December 31, 2015 was $63,068. No Units are exercisable as the Units are only entitled to distributions after certain return thresholds are achieved.

The fair value of the Units was estimated as of December 31, 2015 and 2014 using an income approach based on discounted cash flows and a market approach based on comparable companies and transactions. Significant inputs and assumptions utilized in applying these valuation approaches include discount rates, terminal capitalization rates, market rent growth rates, expense growth rates and revenue and EBITDA multiples of companies who we deemed to be comparable to us. These fair value estimates were then utilized in an Invitation Homes entity specific Monte-Carlo option pricing model for purposes of deriving a per unit fair value. The following table summarizes the significant inputs utilized in this model:

	December 31, 2015	December 31, 2014
Expected volatility(1)	27%-34%	25%-32%
Risk-free rate	1.31%	0.60%-0.70%
Expected holding period (years)	3.0	2.0-2.6

(1)	Expected volatility is estimated based on the leverage adjusted historical volatility of certain of our peer companies over a historical term commensurate with the remaining expected holding period.

During the years ended December 31, 2015 and 2014, we recognized $27,924 and $24,335, respectively, of noncash incentive compensation expense, of which $23,758 and $19,318, respectively, was recorded in general and administrative expense, and $4,166 and $5,017, respectively, was recorded in property management expense. At December 31, 2015, there was $9,522 of unrecognized incentive unit compensation expense related to unvested units (excluding performance-based units), which is expected to be recognized over a weighted average period of between one and two years depending on the respective partnership.

Note 10—Fair Value Measurements

The carrying amounts of restricted cash, certain components of other assets, accounts payable and accrued expenses, resident security deposits, and other liabilities approximate fair value because of the short maturity of these amounts. The Company’s interest rate cap agreements are the only financial instruments recorded at fair value on a recurring basis within our combined and consolidated financial statements and are not material to our combined and consolidated financial statements.

Further, we believe the carrying amounts of the held to maturity investments, credit facilities, net, mortgage loans, net, and warehouse loans from BREP VII and Affiliates approximate their fair values as of December 31, 2015 and 2014, which have been estimated by discounting future cash flows at market rates (Level 2).

INVITATION HOMES

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

Our assets measured at fair value on a nonrecurring basis are those assets for which we have recorded impairments. See Note 2 for information regarding significant considerations used to estimate the fair value of our investments in real estate. The assets for which we have recorded impairments, measured at fair value on a nonrecurring basis, are summarized below:

	Year Ended December 31,
Residential real estate held for use (Level 3)	2015	2014
Pre-impairment amount	$2,230	$467
Total losses	(1,448)	(423)

Fair value	$782	$44

For additional information related to our single-family residential properties during the years ended December 31, 2015 and 2014, refer to Note 3.

Note 11—Commitments and Contingencies

Leasing Commitments

From time to time, the Manager enters into lease agreements with third parties for purposes of obtaining office and other administrative space. During the years ended December 31, 2015 and 2014, we incurred rent and other related occupancy expenses of $4,510 and $5,334, respectively. Annual base rental commitments associated with these leases, excluding operating expense reimbursements, month-to-month lease payments and other related fees and expenses during the remaining lease terms are as follows:

Year	Payments
2016	$2,331
2017	1,248
2018	866
2019	866
2020	866
Thereafter	722

Total	$6,899

Insurance Policies

Pursuant to the terms of our credit facility agreements and mortgage loan agreements (see Note 4), laws and regulations of the jurisdictions in which our properties are located, and general business practices, we are required to procure insurance on our properties. For the years ended December 31, 2015 and 2014, no material uninsured losses have been incurred with respect to the properties.

Legal Matters

We are subject to various legal proceedings and claims that arise in the ordinary course of our business. We accrue a liability when we believe that it is both probable that a liability has been incurred and that we can reasonably estimate the amount of the loss. We do not believe that the final outcome of these proceedings or matters will have a material adverse effect on our combined and consolidated financial statements.

INVITATION HOMES

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

Note 12—Subsequent Events

Subsequent events have been evaluated through October 17, 2016, the date the combined and consolidated financial statements were available to be issued.

New Credit Facility

On April 13, 2016, IH6 entered into a credit facility agreement to provide access to an aggregate commitment of $550,000 from multiple lenders. The credit facility has a maturity date of April 13, 2018, and includes a one-year option to extend. Interest payments are determined utilizing the adjusted LIBOR rate plus the applicable margin, which is 250 basis points per annum with respect to loans for eligible properties, and 375 basis points per annum with respect to loans for non-conforming properties. The credit facility opened on April 13, 2016 with an initial draw of $141,000. As of October 17, 2016, the outstanding balance was $166,144.

Extensions of Existing Credit Facilities

On May 5, 2016, the IH4 2014 credit facility was amended to extend the maturity date from May 5, 2016 to November 4, 2016, and to provide for a twelve-month extension option thereafter.

On May 27, 2016, the IH3 2013 credit facility was amended to extend the maturity date from June 17, 2016 to June 30, 2017.

On September 2, 2016, we executed our one-year extension option on the IH1 2015 credit facility to extend the maturity date from October 3, 2016 to October 3, 2017.

On October 3, 2016, we submitted a notification to request an extension of the maturity of the IH4 2014 credit facility from November 4, 2016 to November 4, 2017 upon approval.

Extensions of Existing Mortgage Loans

On March 9, 2016, we exercised our first extension option on IH1 2014-1, extending the maturity date from June 9, 2016 to June 9, 2017.

On June 9, 2016, we exercised our first extension option on IH1 2014-2, extending the maturity date from September 9, 2016 to September 9, 2017.

On September 9, 2016, we submitted a notification to exercise our second extension option on IH1 2013-1, extending the maturity from December 9, 2016 to December 9, 2017 upon approval.

On September 9, 2016, we submitted a notification to exercise our first extension option on IH1 2014-3, extending the maturity from December 9, 2016 to December 9, 2017 upon approval.

Extension of Warehouse Loan

On October 11, 2016, the maturity date of the IH3 warehouse loan was extended from March 25, 2015 to December 31, 2017.

Residential Property Dispositions

Between January 1, 2016 and September 30, 2016, we disposed of 842 properties with a net carrying amount of $92,291 as of December 31, 2015, for an aggregate net sales price of $106,049. These proceeds were used to make various repayments on our credit facilities and mortgage loans. At December 31, 2015, these properties were classified in investments in residential properties on our combined and consolidated balance sheet.

INVITATION HOMES

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

On October 5, 2016, we executed a purchase and sale agreement for the disposition of 254 homes with a net carrying amount of $23,627 as of December 31, 2015 for an aggregate sales price of $32,447, subject to customary terms and conditions. At December 31, 2015, these properties were classified in investments in residential properties on our combined and consolidated balance sheet.

Other Debt Repayments

On March 1, 2016, we made repayments totaling approximately $14,000 on our mortgage loans related to the collateral release of 75 properties.

On June 30, 2016, we made repayments of approximately $35,500 and $19,200 on our IH1 2015 and IH2 2015 credit facilities, respectively, which were funded by operating cash flows. As a result, the commitment for IH1 2015 credit facility was reduced from $180,000 to $144,500, and the commitment for IH2 2015 credit facility was reduced from $125,000 to $105,800.

Between January 1, 2016 and October 17, 2016, we repaid $103,385 of our outstanding warehouse loans from BREP VII and Affiliates, including a payment in full of the IH4 and IH5 warehouse loans.

Bond Purchases

Between April 2016 and June 2016, we purchased $4,823 of IH1 2014-2 Class F Certificates, and $11,600 of IH2 2015-3 Class F Certificates.

Issuance of Class B Incentive Units

For the period from January 1, 2016 through October 17, 2016, IH5 has issued 9,676 Class B incentive Units to certain individuals pursuant to an amended and restated partnership agreement dated February 25, 2016.

Supplemental Bonus Plan

In October 2016, the Company established a supplemental bonus plan for certain key executives and employees. The payment of a bonus under the plan is triggered upon an initial public offering or exit event. The board of directors has the ability to determine whether the bonus will be paid in stock or cash and, in the event of an initial public offering, anticipates paying the bonus in stock.

Schedule III Real Estate and Accumulated Depreciation

As of December 31, 2015

(dollar amounts in thousands)

		Number of Encumbered Properties[1]		Initial cost to company		Cost capitalized subsequent to acquisition		Gross amount at which carried at close of period
Market	Number of Properties		Encumbrances[1]	Land	Depreciable Properties	Land	Depreciable Properties	Land	Depreciable Properties	Total[2]	Accumulated Depreciation	Date of construction	Date acquired	Depreciable Period
Atlanta	7,642	7,529	$864,298	$169,641	$765,416	$—	$180,793	$169,641	$946,208	$1,115,849	$(71,598)	1905-2015	2012-2015	7-28.5 years
Charlotte	3,245	3,136	377,299	117,849	300,019	—	67,789	117,849	367,807	485,656	(25,656)	1900-2015	2012-2015	7-28.5 years
Chicago	3,028	3,018	554,309	185,453	358,588	—	147,559	185,453	506,147	691,600	(36,610)	1849-2012	2012-2015	7-28.5 years
Inland Empire	2,067	2,061	460,523	154,626	296,724	—	63,038	154,626	359,761	514,387	(34,480)	1903-2010	2012-2015	7-28.5 years
Jacksonville	2,051	2,031	301,574	93,820	237,198	—	45,525	93,820	282,723	376,543	(21,186)	1932-2014	2012-2015	7-28.5 years
Los Angeles	2,444	2,380	685,021	360,624	383,505	—	99,197	360,624	482,702	843,326	(38,655)	1890-2013	2012-2015	7-28.5 years
Las Vegas	933	918	147,535	43,737	112,050	—	17,762	43,737	129,811	173,548	(11,224)	1961-2013	2012-2015	7-28.5 years
Minneapolis	1,188	1,188	207,429	72,443	148,947	—	48,783	72,443	197,730	270,173	(14,424)	1886-2015	2013-2015	7-28.5 years
Orlando	3,686	3,601	490,635	133,753	390,770	—	87,706	133,753	478,475	612,228	(38,418)	1947-2015	2012-2015	7-28.5 years
Phoenix	5,363	5,275	614,863	163,700	441,619	—	102,730	163,700	544,349	708,049	(55,951)	1925-2015	2012-2015	7-28.5 years
Sacramento	2,898	2,854	539,416	183,497	377,435	—	74,220	183,497	451,654	635,151	(39,156)	1900-2012	2012-2015	7-28.5 years
Seattle	3,024	2,949	555,268	238,781	389,207	—	105,148	238,781	494,355	733,136	(30,162)	1890-2015	2012-2015	7-28.5 years
South Florida	5,547	5,487	1,164,581	524,649	889,101	—	146,698	525,414	1,035,178	1,560,592	(69,121)	1922-2014	2012-2015	7-28.5 years
Tampa	5,022	4,908	704,064	197,277	570,088	—	108,796	197,277	678,884	876,161	(57,057)	1945-2015	2012-2015	7-28.5 years

Total	48,138	47,335	$7,666,815	$2,639,850	$5,660,667	$—	$1,295,744	$2,640,615	$6,955,784	$9,596,399	$(543,698)

1	Encumbrances include the number of properties pledged under the credit facility and the number of properties secured by first priority mortgages under the mortgage loans, as well as the aggregate value of outstanding debt attributable to such properties, excluding the original issue discount and deferred financing costs.
2	The gross aggregate cost of total real estate for federal income tax purposes was approximately $9,607,499 as of December 31, 2015 (unaudited).

Schedule III Real Estate and Accumulated Depreciation

(dollar amounts in thousands)

	December 31, 2015	December 31, 2014
Residential Real Estate
Balance at beginning of period	$8,796,708	$7,049,927
Additions during the period
Acquisitions	790,467	1,404,686
Improvements, etc.	103,765	301,589
Other	49,261	54,779
Deductions during the period
Dispositions and other	(143,802)	(14,273)

Balance at close of period	$9,596,399	$8,796,708

Accumulated Depreciation
Balance at beginning of period	$(308,155)	$(101,227)
Depreciation expense	(245,065)	(207,289)
Dispositions and other	9,522	361

Balance at close of period	$(543,698)	$(308,155)

INVITATION HOMES

CONDENSED COMBINED AND CONSOLIDATED BALANCE SHEETS

As of September 30, 2016 and December 31, 2015

(in thousands)

	September 30, 2016	December 31, 2015
	(unaudited)
Assets:
Investments in single-family residential properties:
Land	$2,702,656	$2,640,615
Building and improvements	7,091,594	6,955,784

	9,794,250	9,596,399
Less: accumulated depreciation	(727,175)	(543,698)

Investments in single-family residential properties, net	9,067,075	9,052,701

Cash and cash equivalents	274,140	274,818
Restricted cash	272,690	219,174
Amounts deposited and held by others	4,419	6,978
Other assets, net	292,109	243,307

Total assets	$9,910,433	$9,796,978

Liabilities:
Credit facilities, net	$2,407,364	$2,347,741
Mortgage loans, net	5,261,832	5,264,193
Warehouse loans	11,760	114,023
Accounts payable and accrued expenses	136,838	82,817
Resident security deposits	85,781	81,169
Other liabilities	20,392	20,004

Total liabilities	7,923,967	7,909,947

Equity:
Combined equity	1,986,466	1,887,031

Total equity	1,986,466	1,887,031

Total liabilities and equity	$9,910,433	$9,796,978

The accompanying notes are an integral part of these condensed combined and consolidated financial statements.

INVITATION HOMES

CONDENSED COMBINED AND CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands)

(Unaudited)

	For the Nine Months Ended September 30,
	2016	2015
Revenues:
Rental revenues	$654,726	$587,913
Other property income	33,310	31,451

Total revenues	688,036	619,364

Operating expenses:
Property operating and maintenance	270,494	257,130
Property management expense	22,638	31,568
General and administrative	49,579	59,534
Depreciation and amortization	198,261	186,448
Impairment and other	1,642	3,943

Total operating expenses	542,614	538,623

Operating income	145,422	80,741

Other income (expenses):
Interest expense	(209,165)	(204,130)
Other	(1,025)	(552)

Total other income (expenses)	(210,190)	(204,682)

Loss from continuing operations	(64,768)	(123,941)
Gain on sale of property	13,178	2,275

Net loss	$(51,590)	$(121,666)

The accompanying notes are an integral part of these condensed combined and consolidated financial statements.

INVITATION HOMES

CONDENSED COMBINED AND CONSOLIDATED STATEMENTS OF EQUITY

For the Nine Months Ended September 30, 2016

(in thousands)

(Unaudited)

Combined Equity
Balance as of December 31, 2015	$1,887,031
Net loss	(51,590)
Contributions	138,002
Noncash incentive compensation expense	13,023

Balance as of September 30, 2016	$1,986,466

The accompanying notes are an integral part of these condensed combined and consolidated financial statements.

INVITATION HOMES

CONDENSED COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(Unaudited)

	Nine Months Ended September 30,
	2016	2015
Operating Activities:
Net loss	$(51,590)	$(121,666)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	198,261	186,448
Noncash incentive compensation expense	13,023	22,267
Amortization of deferred leasing costs	10,505	16,029
Amortization of deferred financing costs	37,323	48,507
Amortization of discount on mortgage loans	4,158	4,230
Accretion of investments in debt securities	(209)	—
Recoveries of uncollectible resident receivables	(343)	(519)
Provisions for impairment	1,595	1,448
Gain on sale of property	(13,178)	(2,275)
Paid in kind interest on warehouse loans	1,122	2,881
Straight-line rent	(576)	(582)
Changes in operating assets and liabilities:
Restricted cash related to security deposits	(4,917)	(8,694)
Resident security deposits	4,612	8,091
Other assets, net	(7,010)	(15,246)
Accounts payable and accrued expenses	54,545	54,153
Other liabilities	388	1,017

Net cash provided by operating activities	247,709	196,089

Investing Activities:
Changes in amounts deposited and held by others	2,559	10,594
Acquisition of single-family residential properties	(257,108)	(627,069)
Initial renovations to single-family residential properties	(47,621)	(89,460)
Other capital expenditures for single-family residential properties	(35,454)	(40,065)
Corporate capital expenditures	(3,673)	(1,752)
Proceeds from sale of residential properties	107,147	130,810
Purchases of investments in debt securities	(16,036)	(118,576)
Changes in restricted cash	(48,599)	40,211

Net cash used in investing activities	(298,785)	(695,307)

Financing Activities:
Contributions	138,002	45,027
Distributions and dividends	—	(631,472)
Proceeds from credit facilities	184,682	897,367
Repayments on credit facilities	(126,675)	(1,985,113)
Proceeds from mortgage loans	—	2,370,870
Repayments on mortgage loans	(33,452)	(16,770)
Proceeds from warehouse loans	—	144,698
Repayments on warehouse loans	(103,385)	(290,129)
Deferred financing costs paid	(8,774)	(44,069)

Net cash provided by financing activities	50,398	490,409

Change in cash and cash equivalents	(678)	(8,809)
Cash and cash equivalents, beginning of year	274,818	285,596

Cash and cash equivalents, end of period	$274,140	$276,787

Supplemental cash flow disclosures:
Interest paid, net of amounts capitalized	$165,487	$153,707
Non-cash investing and financing activities:
Accrued renovation improvements	$6,303	$4,551
Accrued residential property capital improvements	3,684	1,653
Residential properties classified as held for sale in other assets, net	36,616	—
Reclassification of deferred financing costs upon loan funding	—	4,397

The accompanying notes are an integral part of these condensed combined and consolidated financial statements.

INVITATION HOMES

NOTES TO UNAUDITED CONDENSED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

Note 1—Organization and Formation

Invitation Homes (the “Company” or “Invitation Homes”) is a combination of six entities formed by Blackstone Real Estate Partners VII L.P. (“BREP VII”), an investment fund sponsored by The Blackstone Group L.P., along with BREP VII’s affiliated side-by-side funds and co-investment vehicles (“BREP VII and Affiliates”).

The first Invitation Homes partnership was formed on June 12, 2012, through the establishment of Invitation Homes L.P. (“IH1”) and its wholly owned subsidiary, THR Property Management L.P. (the “Manager”). Preeminent Holdings Inc. (“IH2”) was created on February 14, 2013, Invitation Homes 3 L.P. (“IH3”) on August 8, 2013, Invitation Homes 4 L.P. (“IH4”) on January 10, 2014, Invitation Homes 5 L.P. (“IH5”) on August 22, 2014, and Invitation Homes 6 L.P. (“IH6”) on June 15, 2015 (collectively with IH1, the “Invitation Homes Partnerships”). The Company is a combination of the Invitation Homes Partnerships.

We were formed for the purpose of owning, renovating, leasing, and operating single-family residential properties. Moreover, through the Manager, we provide all management and other administrative services with respect to the properties we own.

IH1 is owned by Invitation Homes GP LLC as general partner and, collectively, THR Investor LLC and certain management individuals as limited partners. IH2, a Delaware corporation, is owned by Preeminent Parent L.P. and IH2 Property Holdings Inc. IH3 is owned by Invitation Homes 3 GP LLC as general partner and, collectively, BREP IH3 Co-Investment Partners, L.P., BREP IH3 Holdings LLC, BTO IH3 Holdings L.P., Blackstone Real Estate Holdings VII—ESC L.P., and Blackstone Family Tactical Opportunities Investment Partnership ESC L.P. as limited partners. IH4 is owned by Invitation Homes 4 GP LLC as general partner and, collectively, BREP IH4 Holdings LLC, BTO IH3 Holdings L.P., Blackstone Real Estate Holdings VII—ESC L.P., and Blackstone Family Tactical Opportunities Investment Partnership ESC L.P., and certain management individuals as limited partners. IH5 is owned by Invitation Homes 5 GP LLC as general partner and, collectively, BREP IH5 Holdings LLC, Blackstone Total Alternatives Solution 2014 L.P., Blackstone Real Estate Holdings VII—ESC L.P., and certain management individuals as limited partners. IH6 is owned by Invitation Homes 6 GP LLC as general partner and BREP IH6 Holdings LLC as limited partner.

Each of the Invitation Homes Partnerships is comprised of wholly owned subsidiaries that were formed for specific operating purposes and several wholly owned subsidiaries that were formed to facilitate our financing arrangements (the “Borrower Entities”). These Borrower Entities are used to align the ownership of our single-family residential properties with individual debt instruments. Collateral for the individual debt instruments is in the form of equity interests in the Borrower Entities or in pools of single-family residential properties owned either directly by the Borrower Entities or indirectly by their wholly owned subsidiaries (see Note 4).

The Invitation Homes Partnerships are under the common control of BREP VII and Affiliates. BREP VII and Affiliates have the ability to control each of the Invitation Homes Partnerships and manage and operate the Invitation Homes Partnerships through the Manager and a common board of directors. The historical financial statements of the Invitation Homes Partnerships and their consolidated subsidiaries have been combined in these financial statements.

References to “Invitation Homes,” or the “Company,” “we,” “our,” and “us” refer, collectively, to IH1, IH2, IH3, IH4, IH5, IH6, and the Manager.

INVITATION HOMES

NOTES TO UNAUDITED CONDENSED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

Note 2—Significant Accounting Policies

Basis of Presentation

The accompanying condensed combined and consolidated financial statements are unaudited and have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and with the rules and regulations of the Securities and Exchange Commission for interim financial information and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements and should be read in conjunction with the Company’s audited combined and consolidated financial statements and notes thereto included in this filing as of and for the year ended December 31, 2015. These condensed combined and consolidated financial statements include the accounts of the Invitation Homes Partnerships and their consolidated wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in the condensed combined and consolidated financial statements. In the opinion of management, all adjustments which are of a normal recurring nature considered necessary for a fair presentation of our interim financial statements have been included in these condensed combined and consolidated financial statements. Operating results for the nine months ended September 30, 2016, are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2016.

The Company consolidates entities when it owns, directly or indirectly, a majority interest in the entity or is otherwise able to control the entity. The Company consolidates variable interest entities (“VIEs”) in accordance with Accounting Standards Codification (“ASC”) 810, Consolidation, as amended by Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2015-02, Consolidation (Topic 810)— Amendments to the Consolidation Analysis (“ASU 2015-02”), if it is the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights.

Statements of comprehensive loss have not been included in these condensed combined and consolidated financial statements due to there being no items of other comprehensive loss that would cause a difference between our net loss and our comprehensive loss.

Use of Estimates

The preparation of the condensed combined and consolidated financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed combined and consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting periods. These estimates are inherently subjective in nature and actual results could differ from those estimates.

INVITATION HOMES

NOTES TO UNAUDITED CONDENSED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

Accounting Policies

There have been no changes to our significant accounting policies that have had a material impact on our condensed combined and consolidated financial statements and related notes, compared to those policies disclosed in our audited combined and consolidated financial statements included in this filing as of and for the year ended December 31, 2015.

Recent Accounting Pronouncements

In August 2016, the FASB issued ASU No. 2016-15, Classification of Certain Cash Receipts and Cash Payments, which clarifies the classification of certain cash receipts and cash payments including debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing, proceeds from the settlement of insurance claims, and beneficial interests in securitization transactions. The new standard will be effective for the Company for annual reporting periods beginning after December 15, 2017, and for interim periods within those annual periods. The Company is currently evaluating the impact of the guidance on our combined and consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting (Topic 718), which simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The guidance will be effective for the Company for annual reporting periods beginning after December 15, 2016, and for interim periods within those annual periods, with early adoption permitted. The Company is currently evaluating the impact of the guidance on our combined and consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which will require lessees to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than one year. Lessor accounting will remain similar to lessor accounting under current GAAP, while aligning with the FASB’s new revenue recognition guidance. The new standard will be effective for the Company for annual reporting periods beginning after December 15, 2018, and for interim periods within those annual periods, with early adoption permitted. The Company is currently evaluating the impact of the guidance on our combined and consolidated financial statements.

In January 2016, the FASB issued ASU No. 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities, which amends certain aspects of recognition, measurement, presentation and disclosure of financial instruments, including the requirement to measure certain equity investments at fair value with changes in fair value recognized in net income. The new standard will be effective for the Company for annual reporting periods beginning after December 15, 2017, and for interim periods within those annual periods. The Company is currently evaluating the impact of the guidance on our combined and consolidated financial statements.

In August 2014, the FASB issued ASU No. 2014-15, Disclosure of Uncertainties About an Entity’s Ability to Continue as a Going Concern, which provides guidance with respect to management’s responsibility related to evaluating whether there is a substantial doubt about an entity’s ability to continue as a going concern as well as to provide related footnote disclosures. This guidance is effective for the annual period ending after December 15, 2016, and interim periods thereafter, with early adoption permitted. The adoption of this accounting standard will not have a material impact on our combined and consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which provides guidance on revenue recognition and supersedes the revenue recognition requirements in

INVITATION HOMES

NOTES TO UNAUDITED CONDENSED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

Topic 605, Revenue Recognition, most industry-specific guidance and some cost guidance included in Subtopic 605-35, Revenue Recognition-Construction-Type and Production-Type Contracts. The standard’s core principle is that a company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. In doing so, companies will need to use more judgment and make more estimates than under current guidance. These judgments may include identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. The ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to fulfill a contract. The guidance will be effective for the Company for annual reporting periods beginning after December 15, 2017, and for interim periods within those annual periods. At that time, the Company may adopt the full retrospective approach or the modified retrospective approach. Early adoption is permitted only as of annual reporting periods, and interim periods therein, beginning after December 15, 2016. The Company is currently evaluating the method of adoption of this guidance, as well as the impact of the guidance on our combined and consolidated financial statements.

Note 3—Investments in Single-Family Residential Properties

The following table sets forth the net carrying amount associated with our properties by component:

	September 30, 2016	December 31, 2015
Land	$2,702,656	$2,640,615
Single-family residential property	6,828,513	6,696,760
Capital improvements	231,628	226,993
Equipment	31,453	32,031

Total gross investments in the properties	9,794,250	9,596,399
Less: accumulated depreciation	(727,175)	(543,698)

Investments in single-family residential properties, net(1)	$9,067,075	$9,052,701

(1)	As of September 30, 2016, 358 properties with a net carrying amount of $36,103 were classified as held for sale (see Note 7).

As of September 30, 2016 and December 31, 2015, the carrying amount of the residential property above included $121,805 and $120,477, respectively, of capitalized acquisition costs (excluding purchase price), along with $61,857 and $61,602, respectively, of capitalized interest, $26,030 and $25,880, respectively, of capitalized property taxes, $4,760 and $4,778, respectively, of capitalized insurance, and $2,877 and $2,857, respectively, of capitalized HOA fees.

During the nine months ended September 30, 2016 and 2015, we recognized $194,630 and $182,339, respectively, of depreciation expense related to the components of the properties, $0 and $828, respectively of amortization related to in-place lease intangible assets, and $3,631 and $3,281, respectively, of depreciation and amortization related to corporate furniture and equipment. Further, during the nine months ended September 30, 2016 and 2015, impairments totaling $1,595 and $1,448, respectively, have been recognized and are included in impairment and other on the condensed combined and consolidated statements of operations.

INVITATION HOMES

NOTES TO UNAUDITED CONDENSED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

Note 4—Debt

Credit Facilities

Invitation Homes’ credit facilities were comprised of the following as of September 30, 2016 and December 31, 2015:

				Outstanding Principal Balance(3)
Credit Facility	Origination Date	Maturity Date(1)	Interest Rate(2)	September 30, 2016(4)	December 31, 2015
IH1 2015(5)	April 3, 2015	October 3, 2017	3.28%	$118,976	$161,105
IH2 2015(6)	September 29, 2015	March 29, 2017	3.28%	63,373	116,109
IH3 2013(7)	December 19, 2013	June 30, 2017	3.53%	938,921	958,622
IH4 2014(8)	May 5, 2014	May 5, 2017	3.54%	549,304	556,987
IH5 2014(9)	December 5, 2014	June 5, 2017	3.03%	577,238	563,125
IH6 2016(10)	April 13, 2016	April 13, 2018	3.13%	166,144	—

Total				2,413,956	2,355,948
Less deferred financing costs, net				(6,592)	(8,207)

Total				$2,407,364	$2,347,741

(1)	The maturity dates above are reflective of all extensions that have been exercised. See Note 12 for extensions exercised subsequent to September 30, 2016 and other subsequent activity related to credit facilities.
(2)	Interest rates are based on a spread to LIBOR; and as of September 30, 2016, LIBOR was 0.53%.
(3)	Outstanding Principal Balance does not include capitalized deferred financing costs, net.
(4)	From October 1, 2016 to December 16, 2016, we made repayments of $85,639 on our credit facilities. Included in this amount, on December 16, 2016, we made voluntary repayments of $32,000 on the IH1 2015 credit facility, $15,000 on the IH2 2015 credit facility, $15,000 on the IH4 2014 credit facility and $11,000 on the IH5 2014 credit facility, which were funded by operating cash flows and the release of restricted cash.
(5)	Right to borrow up to $144,500 and $180,000 as of September 30, 2016 and December 31, 2015, respectively; bears interest at LIBOR + 275 basis points; and has an unused commitment fee of 50 basis points per year. On September 2, 2016, we submitted a notification to request an extension of the maturity of IH1 2015 from its initial maturity of October 3, 2016. The maturity date of the facility was subsequently extended for twelve months after its initial maturity date to October 3, 2017.
(6)	Right to borrow up to $105,800 and $125,000 at September 30, 2016 and December 31, 2015, respectively; bears interest at LIBOR + 275 basis points, and has an unused commitment fee of 50 basis points per year. Subject to certain conditions being met, has an optional twelve month extension.
(7)	Right to borrow up to $966,000, bears interest at either LIBOR + 275 or 400 basis points (depending on the nature of the financed property), and has an unused commitment fee of 50 basis points per year. The facility was extended for six months after its initial maturity of December 18, 2015. An extension fee of 0.25% was paid in connection with the extension. On May 27, 2016, the credit facility was amended to extend the maturity date from June 17, 2016 to June 30, 2017, bearing interest at either LIBOR + 300 or 425 basis points (depending on the nature of the financed property) during the extended period.
(8)

Right to borrow up to $570,000, bears interest at either LIBOR + 300 or 425 basis points as of September 30, 2016 or LIBOR + 275 or 400 basis points as of December 31, 2015 (depending on the nature of the financed property), and has an unused commitment fee of 50 basis points. The LIBOR spread was increased pursuant to a May 5, 2016 amendment which also provided for an extension of the maturity date

INVITATION HOMES

NOTES TO UNAUDITED CONDENSED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

from May 5, 2016 to November 4, 2016. An extension fee of 0.25% was paid in connection with this extension. Subsequent to September 30, 2016, the credit facility was amended to extend the maturity date from November 4, 2016 to May 5, 2017 and to provide for an additional six-month extension period subject to certain conditions being met. An extension fee of 0.175% was paid in connection with this extension. See Note 12 for subsequent activity related to IH4 2014.
(9)	Right to borrow up to $660,000, bears interest at either LIBOR + 250 or 375 basis points (depending on the nature of the financed property), and has an unused commitment fee of 50 basis points per year. Subject to certain conditions being met, has an optional six-month extension with a 0.25% extension fee. Subsequent to September 30, 2016, we extended the maturity of the IH5 2014 credit facility from December 5, 2016 to June 5, 2017 for an extension fee of 0.25%. See Note 12 for subsequent activity related to IH5 2014.
(10)	Right to borrow up to $550,000, bears interest at either LIBOR + 250 or 375 basis points (depending on the nature of the financed property), and has an unused commitment fee of 50 basis points per year. Subject to certain conditions being met, has an optional twelve month extension.

All of our credit facilities are subject to certain terms and conditions that must be satisfied to obtain additional draws. These terms and conditions are specific to each credit facility agreement and include the following range of provisions which are detailed in the respective credit facility agreements: (i) the aggregate loan principal balance may not exceed 55.00%-90.00% of the total cost basis associated with financed properties; (ii) the aggregate loan principal balance may not exceed 55.00%-75.00% of the value associated with financed properties; (iii) the aggregate debt yield may not be less than 5.75%-7.00%; and (iv) the aggregate debt service coverage ratio may not be less than 1.35 to 1.00.

All of our credit facilities also require us to maintain compliance with certain affirmative, negative, and financial covenants. Affirmative covenants with which we must comply include our, and certain of our affiliates’, compliance with (i) use of proceeds requirements specified in the credit facility agreement, (ii) licensing, permitting and legal requirements specified in the respective credit facility agreement, (iii) organizational requirements of the jurisdictions in which we, and certain of our affiliates, are organized, (iv) federal and state tax laws, and (v) books and records requirements specified in the credit facility agreement. Negative covenants with which we must comply include our, and certain of our affiliates’, compliance with limitations surrounding (i) the operation of our properties, (ii) the amount of our indebtedness and the nature of our investments, (iii) the execution of transactions with affiliates, and (iv) the nature of our business activities. Financial covenants are specific to each credit facility agreement and include (i) a maximum loan to value ratio of 65.00%-80.00%, (ii) a maximum loan to cost ratio of 65.00%-90.00%, (iii) a debt service coverage ratio of not less than 1.10 to 1.00, and (iv) a debt yield of not less than 5.75%-7.00%. Our IH3 2013, IH4 2014, IH5 2014, and IH6 2016 credit facilities have an additional financial covenant related to an adjusted debt service coverage ratio of not less than 0.70 to 1.00 or 1.00 to 1.00. At September 30, 2016 and through the date our financial statements were available to be issued, we believe we were in compliance with all affirmative, negative, and financial covenants related to the aforementioned credit facilities.

Collateral

Collateral for the amounts borrowed include all of the equity value of the respective Borrower Entities and the constituent parts thereof, all of our rights, title and interest in, and to, any lease agreements, and all of our rights title and interest in, and to, any other agreements, documents, and instruments related to the foregoing.

INVITATION HOMES

NOTES TO UNAUDITED CONDENSED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

Debt Maturities Schedule

Future maturities of credit facilities as of September 30, 2016 are as follows:

Year	Principal
2017	$2,247,812
2018	166,144

Total payments	2,413,956
Less deferred financing costs, net	(6,592)

Total credit facilities, net	$2,407,364

Mortgage Loans

As of September 30, 2016, we have completed seven securitization transactions (the “Securitizations” or the “mortgage loans”) collateralized by homes owned by the respective Invitation Homes Borrower Entities. The proceeds from the mortgage loans were used to fund (i) partial repayments of the then-outstanding IH1 and IH2 credit facilities, (ii) initial deposits in the reserve accounts, (iii) closing costs in connection with the mortgage loans, (iv) general costs associated with our operations, and (v) distributions and dividends to IH1 and IH2 equity investors.

The following table sets forth a summary of the mortgage loan indebtedness as of September 30, 2016 and December 31, 2015:

				Outstanding Principal Balance(3)
	Maturity Date(1)	Rate(2)	Range of Spreads	September 30, 2016(4)	December 31, 2015
IH1 2013-1(5)	December 9, 2017	2.21%	115-365 bps	$464,055	$469,554
IH1 2014-1	June 9, 2017	2.37%	100-375 bps	981,803	993,738
IH1 2014-2, net(6)	September 9, 2017	2.42%	110-400 bps	713,074	718,610
IH1 2014-3, net(7)	December 9, 2017	2.83%	120-500 bps	767,826	766,043
IH2 2015-1, net(8)	March 9, 2017	2.89%	145-430 bps	532,216	536,174
IH2 2015-2	June 9, 2017	2.48%	135-370 bps	630,714	631,097
IH2 2015-3	August 9, 2017	2.70%	130-475 bps	1,186,928	1,190,695

Total Securitizations				5,276,616	5,305,911
Less deferred financing costs, net				(14,784)	(41,718)

Total				$5,261,832	$5,264,193

(1)	Each mortgage loan’s initial maturity term is two years, individually subject to three, one-year extension options at the borrower’s discretion (provided that there is no event of default under the loan agreement and the borrower obtains a replacement interest rate cap agreement in a form reasonably acceptable to the lender). Our IH1 2014-1, IH1 2014-2 and IH1 2014-3 mortgage loans have exercised the first extension options, and IH1 2013-1 has exercised the second extension option. The maturity dates above are reflective of all extensions that have been exercised.
(2)	Interest rates are based on a weighted average spread to LIBOR; and as of September 30, 2016, LIBOR was 0.53%
(3)	Outstanding Principal Balance is net of discounts and does not include capitalized deferred financing costs, net.
(4)	From October 1, 2016 to December 16, 2016, we made repayments of $9,842 on our mortgage loans.

INVITATION HOMES

NOTES TO UNAUDITED CONDENSED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

(5)	On December 5, 2016, we exercised our second one-year extension option on IH1 2013-1, extending the maturity from December 9, 2016 to December 9, 2017. See Note 12 for subsequent activity related to this mortgage loan.
(6)	Net of unamortized discount of $1,325 as of December 31, 2015.
(7)	Net of unamortized discount of $667 and $3,279 as of September 30, 2016 and December 31, 2015, respectively. On December 9, 2016, we exercised our first one-year extension option on IH1 2014-3, extending the maturity from December 9, 2016 to December 9, 2017. See Note 12 for subsequent activity related to this mortgage loan.
(8)	Net of unamortized discount of $130 and $351 as of September 30, 2016 and December 31, 2015, respectively.

Securitization Transactions

IH1 2013-1: In November 2013, we completed our first securitization transaction (“IH1 2013-1”), in which 2013-1 IH Borrower L.P. (“S1 Borrower”), a newly-formed special purpose entity and wholly owned subsidiary of IH1, executed a loan agreement with a third-party lender. The third-party lender made a six component term loan to S1 Borrower in the amount of $479,137. All six components of the loan were sold at par. We are obligated to make monthly payments of interest and principal with the first payment being due upon the closing of the loan, and subsequent payments began January 9, 2014 and continue monthly thereafter.

IH1 2014-1: In May 2014, we completed our second securitization transaction (“IH1 2014-1”), in which 2014-1 IH Borrower L.P. (“S2 Borrower”), a newly-formed special purpose entity and wholly owned subsidiary of IH1, executed a loan agreement with a third-party lender. The third-party lender made a six component term loan to S2 Borrower in the amount of $993,738. All six components of the loan were sold at par. We are obligated to make monthly payments of interest with the first payment being due upon the closing of the loan, and subsequent payments began July 9, 2014 and continue monthly thereafter.

IH1 2014-2: In August 2014, we completed our third securitization transaction (“IH1 2014-2”), in which 2014-2 IH Borrower L.P. (“S3 Borrower”), a newly-formed special purpose entity and wholly owned subsidiary of IH1, executed a loan agreement with a third-party lender. The third-party lender made a term loan comprised of (1) six floating rate components and (2) one fixed rate component to the S3 Borrower in the amount of $719,935. Of the seven loan components, the Class A, B, C, D and G certificates sold at par; however, the Class E and F certificates sold at a total discount of $3,970. The unamortized balance of this discount is included in mortgage loans, net on our condensed combined and consolidated balance sheets as of September 30, 2016 and December 31, 2015. We are obligated to make monthly payments of interest with the first payment being due upon the closing of the loan, and subsequent payments began October 9, 2014 and continue monthly thereafter.

IH1 2014-3: In November 2014, we completed our fourth securitization transaction (“IH1 2014-3”), in which 2014-3 IH Borrower L.P. (“S4 Borrower”), a newly-formed special purpose entity and wholly owned subsidiary of IH1, executed a loan agreement with a third-party lender. The third-party lender issued a term loan comprised of (1) six floating rate components and (2) one fixed rate component to S4 Borrower in the amount of $769,322. Of the seven components, the Class B and G certificates sold at par; however, the Class A, C, D, E and F certificates sold at a total discount of $7,235. The unamortized balance of this discount is included in mortgage loans, net on our condensed combined and consolidated balance sheets as of September 30, 2016 and December 31, 2015. We are obligated to make monthly payments of interest with the first payment being due upon the closing of the loan, and subsequent payments began December 9, 2014 and continue monthly thereafter.

IH2 2015-1: In January 2015, we completed our fifth securitization transaction (“IH2 2015-1”) in which 2015-1 IH2 Borrower L.P. (“S5 Borrower”), a newly-formed special purpose entity and wholly owned subsidiary of IH2, executed a loan agreement with a third-party lender. The third-party lender made a seven component term

INVITATION HOMES

NOTES TO UNAUDITED CONDENSED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

loan to S5 Borrower in the amount of $540,854. Six of the seven components, the Class A, B, C, D, E, and G certificates sold at par; however, the Class F certificates sold at a total discount of $622. The unamortized balance of this discount is included in mortgage loans, net on our condensed combined and consolidated balance sheets as of September 30, 2016 and December 31, 2015. We are obligated to make monthly payments of interest with the first payment being due upon the closing of the loan, and subsequent payments began March 9, 2015 and continue monthly thereafter.

IH2 2015-2: In April 2015, we completed our sixth securitization transaction (“IH2 2015-2”), in which 2015-2 IH2 Borrower L.P. (“S6 Borrower”), a newly-formed special purpose entity and wholly owned subsidiary of IH2, executed a loan agreement with a third-party lender. The third-party lender made a seven component term loan to S6 Borrower in the amount of $636,686. All of the components of the loan were sold at par. We are obligated to make monthly payments of interest with the first payment being due upon the closing of the loan, and subsequent payments began June 9, 2015 and continue monthly thereafter.

IH2 2015-3: In June 2015, we completed our seventh securitization transaction (“IH2 2015-3”), in which 2015-3 IH2 Borrower L.P. (“S7 Borrower”), a newly-formed special purpose entity and wholly owned subsidiary of IH2, executed a loan agreement with a third-party lender. The third-party lender made a seven component term loan to S7 Borrower in the amount of $1,193,950. All of the components of the loan were sold at par. We are obligated to make monthly payments of interest with the first payment being due upon the closing of the loan, and subsequent payments began August 7, 2015 and continue monthly thereafter.

Concurrent with the execution of each loan agreement, the respective third-party lender sold each loan it originated with us to individual depositor entities (the “Depositor Entities”) who subsequently transferred each loan to Securitization-specific trust entities (the “Trusts”). The Depositor Entities associated with the IH1 2014-2 and IH1 2014-3 securitizations are wholly owned subsidiaries of IH1, the Depositor Entities associated with the IH2 2015-1, IH2 2015-2, and IH2 2015-3 securitizations are wholly owned subsidiaries of IH2, and the Depositor Entities associated with the IH1 2013-1 and IH1 2014-1 securitizations are wholly owned by third parties not affiliated with the Company.

The Company accounted for the transfer of the individual Securitizations from the Depositor Entities wholly owned by IH1 and IH2 to the respective Trusts as a sale under ASC Topic 860, Transfers and Servicing, with no resulting gain or loss as the Securitizations were both originated by the lender and immediately transferred at the same fair market value.

As consideration for the transfer of each loan to the Trusts, the Trusts issued certificate classes which mirror the components of the individual loan agreements (collectively, the “Certificates”) to the Depositor Entities, except that Class R certificates do not have related loan components as they represent residual interests in the Trusts. The Certificates represent the entire beneficial interest in the Trusts. Following receipt of the Certificates, the Depositor Entities sold the Certificates to investors using the proceeds as consideration for the loans sold to the Depositor Entities by the lenders. These transactions had no effect on our condensed combined and consolidated financial statements other than with respect to the Class G certificates purchased by IH1 and IH2.

For IH1 2014-2, IH1 2014-3, IH2 2015-1, IH2 2015-2, and IH2 2015-3, the Trusts made the Class A through Class F certificates available for sale to both domestic and foreign investors. With the introduction of foreign investment, IH1 and IH2, as sponsors of the respective loans, are required to retain a portion of the risk that represents a material net economic interest in each loan. The Class G certificates for IH1 2014-2, IH1 2014-3, IH2 2015-1, IH2 2015-2, and IH2 2015-3 are equal to 5% of the original principal amount of the loans in accordance with the agreements. Per the terms of the Securitization agreements, the Class G certificates are restricted certificates and were made available exclusively to IH1 and IH2, as applicable. They are principal only

INVITATION HOMES

NOTES TO UNAUDITED CONDENSED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

and bear a stated annual interest rate of 0.0005%. The Class G certificates are classified as held to maturity investments and are recorded in other assets, net in the condensed combined and consolidated balance sheets (see Note 7).

The Trusts are structured as pass through entities that receive principal and interest from the Securitizations and distribute those payments to the holders of the Certificates. The assets held by the Trusts are restricted and can only be used to fulfill the obligations of those entities. The obligations of the Trusts do not have any recourse to the general credit of any entities in these condensed combined and consolidated financial statements. The Company has evaluated its interests in the Class G certificates of the Trusts and determined that they do not create a more than insignificant variable interest in the Trusts. Additionally, the Class G certificates do not provide the Company with any ability to direct the activities that could impact the Trusts’ economic performance. Therefore, the Company does not consolidate the Trusts.

General Terms

The general terms that apply to all of the mortgage loans require us to maintain compliance with certain affirmative and negative covenants. Affirmative covenants with which we must comply include our, and certain of our affiliates’, compliance with (i) licensing, permitting and legal requirements specified in the loan agreement, (ii) organizational requirements of the jurisdictions in which we, and certain of our affiliates, are organized, (iii) federal and state tax laws, and (iv) books and records requirements specified in the respective loan agreements. Negative covenants with which we must comply include our, and certain of our affiliates’, compliance with limitations surrounding (i) the amount of our indebtedness and the nature of our investments, (ii) the execution of transactions with affiliates, (iii) the Manager, and (iv) the nature of our business activities. At September 30, 2016 and through the date our financial statements were available to be issued, we believe we were in compliance with all affirmative and negative covenants.

Prepayments

For the mortgage loans, prepayments of amounts owed are generally not permitted by us under the terms of the respective loan agreements unless such prepayments are made pursuant to the voluntary election and mandatory provisions specified in such agreements. The specified mandatory provisions become effective to the extent that a property becomes characterized as a disqualified property, a property is sold, and/or upon the occurrence of a condemnation or casualty event associated with a property. To the extent either a voluntary election is made, or a mandatory prepayment condition exists, in addition to paying all interest and principal, we must also pay certain breakage costs as determined by the loan servicer and a spread maintenance premium if prepayment occurs before the month following the one year anniversary of the closing dates of the mortgage loans. For the nine months ended September 30, 2016 and September 30, 2015, mandatory prepayments of $29,681 and $13,173, respectively, were made under the terms of the loan agreements.

INVITATION HOMES

NOTES TO UNAUDITED CONDENSED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

Collateral

Collateral for the mortgage loans includes first priority mortgages on certain of our properties and a grant of a security interest in all of our personal property. The following table lists the gross carrying values of the single-family residential properties pledged as collateral for the loans as of September 30, 2016 and December 31, 2015:

	Number of Homes(1)	September 30, 2016	December 31, 2015
IH1 2013-1	3,189	$535,729	$535,079
IH1 2014-1	6,354	1,132,598	1,140,370
IH1 2014-2	3,688	790,705	795,784
IH1 2014-3	4,009	854,772	852,067
IH2 2015-1	3,026	594,366	595,494
IH2 2015-2	3,521	743,227	740,547
IH2 2015-3	7,192	1,382,804	1,377,551

Total	30,979	$6,034,201	$6,036,892

(1)	The loans are secured by first priority mortgages on portfolios of single-family residential properties owned by S1 Borrower, S2 Borrower, S3 Borrower, S4 Borrower, S5 Borrower, S6 Borrower, and S7 Borrower. The number of homes noted above are as of September 30, 2016.

Interest Rate Caps

Concurrent with entering into the mortgage loan agreements, we maintain interest rate cap agreements with terms and notional amounts equivalent to the terms and amounts of the loans made by the third-party lenders and strike prices equal to approximately 2.95% for IH1 2013-1, 3.82% for IH1 2014-1, 3.09% for IH1 2014-2, 2.10% for IH1 2014-3, 2.07% for IH2 2015-1, 2.71% for IH2 2015-2, and 2.52% for IH2 2015-3 (collectively, the “Strike Prices”). To the extent that the maturity date of one or more of the loans is extended through an exercise of one or more of the extension options, replacement or extension interest rate cap agreements must be executed with terms similar to those associated with the initial interest rate cap agreements and strike prices equal to the greater of the Strike Prices and the interest rate at which the debt service coverage ratio (as defined) is not less than 1.2 to 1.0. The interest rate cap agreements, including all of our rights to payments owed by the counterparty and all other rights, have been pledged as additional collateral for the loans.

Debt Maturities Schedule

Future maturities of these mortgage loans as of September 30, 2016 are set forth in the table below:

Year	Principal(1)
2017	$5,277,413
Less discounts	(797)
Less deferred financing costs, net	(14,784)

Total mortgage loans, net	$5,261,832

(1)	Each mortgage loan is subject to three one-year extension options at the borrower’s discretion, of which IH1 2014-1, IH1 2014-2 and IH1 2014-3 have exercised the first extension options, and IH1 2013-1 has exercised the second extension option.

INVITATION HOMES

NOTES TO UNAUDITED CONDENSED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

Warehouse Loans

The Invitation Homes Partnerships entered into unsecured warehouse loan agreements with BREP VII and Affiliates. Interest accrues at rates based on a spread to LIBOR, and any unpaid interest amounts are compounded into the remaining unpaid principal balance on a monthly basis. The following table sets forth a summary of the outstanding principal amounts under such loans as of September 30, 2016 and December 31, 2015:

	Origination Date	Maturity Date	Rate(1)	September 30, 2016	December 31, 2015
IH3 warehouse loan(2)	March 26, 2014	December 31, 2017	3.28%	$11,760	$38,137
IH4 warehouse loan(3)	May 7, 2014	May 6, 2015	3.28%	—	4,740
IH5 warehouse loan(4)	April 27, 2015	April 26, 2016	3.03%	—	71,146

Total warehouse loans				$11,760	$114,023

(1)	Interest rates are based on a spread to LIBOR; and as of September 30, 2016, LIBOR was 0.53%.
(2)	This loan bears interest at LIBOR + 275 basis points. On October 11, 2016, the original maturity date of March 25, 2015 was extended to December 31, 2017, without any additional changes to the terms of the agreement (see Note 12). Interest will continue to be incurred past the original due date until all principal and interest is fully paid at the original stated rate. On November 4, 2016, we repaid $3,000 of the outstanding principal balance. See Note 12 for subsequent activity related to this warehouse loan.
(3)	This loan bore interest at LIBOR + 275 basis points. The loan was paid off in full during the nine months ended September 30, 2016.
(4)	This loan bore interest at LIBOR + 250 basis points. The loan was paid off in full during the nine months ended September 30, 2016.

Note 5—Restricted Cash

Pursuant to the terms of the credit facility agreements and the mortgage loans described in Note 4, we are required to establish, maintain, and fund from time to time (generally either monthly or at the time borrowings are funded) certain specified reserve accounts. These reserve accounts include, but are not limited to the following types of accounts: (i) completion reserves; (ii) renovation reserves; (iii) leasing commission reserves; (iv) debt service reserves; (v) property tax reserves; (vi) insurance premium and deductible reserves; (vii) standing reserves; (viii) special reserves; (ix) termination fee reserves; (x) eligibility reserves; (xi) collections; and (xii) non-conforming property reserves. These reserve accounts are under the sole control of the Administrative Agent, as defined in the credit facility agreements, and the loan servicer of the mortgage loans. Additionally, we hold security deposits pursuant to resident lease agreements that are required to be segregated. Accordingly, amounts funded to these reserve accounts and security deposit accounts have been classified within our condensed combined and consolidated balance sheets as restricted cash.

The amounts funded, and to be funded, to the reserve accounts are subject to formulae included in the credit facility agreements and mortgage loan agreements, and are to be released to us subject to certain conditions (in consultation with the other named lenders to the credit facility agreements) specified therein being met. To the extent that an event of default were to occur, the loan servicer (as it relates to the Securitizations) and the Administrative Agent (in consultation with the other named lenders to the credit facilities, as it relates to the credit facilities) have discretion to use such funds to either settle the applicable operating expenses to which such reserves relate or reduce the allocated loan amount associated with a residential property of ours.

INVITATION HOMES

NOTES TO UNAUDITED CONDENSED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

At September 30, 2016 and December 31, 2015, the balances in these reserve accounts are as set forth in the table below. No amounts were funded to the completion, renovation, leasing commission, debt service, termination fee, and nonconforming property reserve accounts as the conditions specified in the credit facility agreements that require such funding did not exist.

	September 30, 2016	December 31, 2015
Resident security deposits	$85,228	$80,311
Collections	60,746	47,256
Property taxes	81,338	44,697
Insurance premium and deductible	4,462	4,298
Standing and capital expenditure reserves	26,936	21,382
Special reserves	34	7,495
Eligibility reserves	11,266	13,735
Letters of credit	2,680	—

Total	$272,690	$219,174

Note 6—Equity

As described in Note 1, IH1, IH3, IH4, IH5, and IH6 are partnerships. These entities each have limited partners and a general partner (the “Class A Partners”), along with a board of directors elected by the limited partners.

IH2 is a Delaware corporation and has issued 1,000 shares of common stock and 113 shares of Series A Preferred Stock. IH2 has a board of directors elected by the common stockholders.

The same board of directors is responsible for directing the significant activities of the Invitation Homes Partnerships on a combined basis.

The IH2 Series A Preferred Stock ranks, in respect of rights to the payment of dividends and the distribution of assets in the event of any liquidation or dissolution, senior to the IH2 common stock. Holders of such IH2 Series A Preferred Stock shares are entitled to receive, when and if declared by our board of directors, cumulative cash dividends at the rate of 12.0% per annum of the total of a liquidation preference plus all accumulated and unpaid dividends thereon as defined in the IH2 organizational documents. During the nine months ended September 30, 2016 and 2015, no additional shares of Series A Preferred Stock were issued and no dividend payments were made to current holders. As of September 30, 2016 and 2015, there are no dividend amounts declared and outstanding related to the 12.0% per annum dividend requirements of the Series A Preferred Stock. Holders of the Series A Preferred Stock have no voting rights, and shares of such series are not convertible or exchangeable into common stock or other series of preferred stock that may from time to time be designated by our board of directors. They may, however, be redeemed at our sole discretion, in whole or in part, subject to certain provisions within the IH2 organizational documents.

As further described in Note 9, we have granted certain individuals incentive compensation units in IH1, IH2, IH3, IH4, and IH5, which currently consists of Class B units that are accounted for as a substantive class of equity due to the terms of the agreements and rights of the holders.

Profits and losses, and cash distributions are allocated in accordance with the terms of the respective entity’s organizational documents.

INVITATION HOMES

NOTES TO UNAUDITED CONDENSED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

During the nine months ended September 30, 2016 and 2015, we made $0 and $631,472, respectively, of distributions, including common stock dividends. During the nine months ended September 30, 2016 and 2015, no distributions were made to the Class B unitholders. Any amounts previously distributed to the holders of the Class B units in the event of a liquidating event will be reduced by amounts previously paid to such Class B unitholders as advance distributions.

We have executed $20,500 of notes receivables with certain Class B unitholders (the “Class B Notes”) of which $20,228 has been funded as of September 30, 2016 and December 31, 2015. The Class B Notes are secured by certain of the Class B units of the makers of the Class B Notes and are otherwise non-recourse to the makers. The Class B Notes mature the earlier of a liquidation event or defined dates in 2024 and bear interest of 1.57% to 1.97% per annum. As such, the Class B Notes have been recorded as a component of combined equity in our condensed combined and consolidated balance sheets as of September 30, 2016 and December 31, 2015.

Note 7—Other Assets

At September 30, 2016 and December 31, 2015, the balances in other assets, net are as follows:

	September 30, 2016	December 31, 2015
Investments in debt securities, net	$209,290	$193,045
Held for sale assets(1)	36,103	—
Prepaid expenses	17,102	21,238
Deferred leasing costs, net	7,141	9,102
Rent and other receivables, net	9,855	8,846
Corporate fixed assets, net	6,679	6,980
Other	5,939	4,096

Total	$292,109	$243,307

(1)	As of September 30, 2016, 358 properties with a net carrying amount of $36,103 were classified as held for sale (see Note 12).

Investments in Debt Securities

In connection with certain of the Securitizations, we acquired $193,045 of Class G certificates. In 2016, we purchased $16,423 of Class F certificates, net of discount of $387. These investments in debt securities are classified as held to maturity investments (for additional information about the Securitizations, see Note 4). As of September 30, 2016 and December 31, 2015, there were no gross unrecognized holding gains or losses and there were no other-than-temporary impairments recognized in accumulated other comprehensive income. As of September 30, 2016, the Class G and F certificates are scheduled to mature over the next 6 to 15 months.

Rent and Other Receivables

We lease our properties to residents pursuant to leases that generally have an initial contractual term of at least 12 months, provide for monthly payments, and are cancellable by the resident and us under certain conditions specified in the related lease agreements.

Included in other assets, net within the condensed combined and consolidated balance sheets, is an allowance for doubtful accounts of $796 and $1,139 as of September 30, 2016 and December 31, 2015, respectively.

INVITATION HOMES

NOTES TO UNAUDITED CONDENSED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

Note 8—Related Party Transactions

Through December 31, 2014, certain related parties provided us with consulting services for which we recorded payables. We also made offsetting income tax payments related to distributions on behalf of these related parties. As of December 31, 2015, net payables to related parties were $1,959 and are included in accounts payable and accrued expenses in our condensed combined and consolidated balance sheets. All amounts were repaid during the nine months ended September 30, 2016.

Note 9—Incentive Compensation Units

IH1, IH2, IH3, IH4, and IH5 have incentive compensation unit programs for the purpose of retaining certain key employees of the Manager. Under these programs, certain individuals were granted incentive compensation units. The Units are profits interests for United States federal income tax purposes, and certain Units were issued in exchange for nominal contributions. Due to the terms of the agreements with each Class B Unit holder and each parties’ respective rights thereunder, we account for the Class B Units as a substantive class of equity. IH1, IH2, IH3, IH4, and IH5 are each authorized to issue 10,000 Class B Units.

Pursuant to an amended and restated partnership agreement dated February 25, 2016, IH5 was authorized to issue Class B Units and 9,676 were issued during the nine months ended September 30, 2016.

The Units generally vest pro rata on an annual basis over a three to five year period pursuant to provisions of the individual incentive unit agreements. For IH1, because the Units were granted to employees of the Manager, which is a wholly-owned subsidiary of IH1, noncash incentive compensation expense is calculated based on the grant-date fair value of the Units and is recognized in expense over the service period. Additional compensation expense is recognized if modifications to existing incentive unit agreements result in an increase in the post-modification fair value of the Class B Units that exceeds their pre-modification fair value. For IH2, IH3, IH4, and IH5 the Units were granted to non-employees of the issuing entities. As such, noncash incentive compensation expense is initially recorded based on the estimated fair value of the Units at grant date and recognized in expense over the service period. Fair value is subsequently remeasured for the unvested units at the end of each reporting period.

Certain of the Units are performance-based units that only vest upon the occurrence of a liquidity event. Compensation cost for performance based units is recognized when it is probable that the performance condition will be achieved. No compensation expense has been recognized for performance-based units for the nine months ended September 30, 2016 or 2015, as the liquidity event was not considered probable of occurring.

The following table summarizes awards and activity of the Units for the nine months ended September 30, 2016:

	Class B Units
	Employee		Non-employee		Total Class B Units
	Number of Units	Weighted Average Fair Value	Number of Units	Weighted Average Fair Value	Number of Units	Weighted Average Fair Value
Units outstanding as of December 31, 2015	9,932	$4.6	29,665	$3.5	39,597	3.8
Granted	90	13.3	10,122	0.7	10,212	0.8
Forfeited	(22)	(6.0)	(182)	(1.9)	(204)	(2.3)

Units outstanding as of September 30, 2016(1)	10,000	$4.2	39,605	$3.0	49,605	3.2

(1)	Included in units outstanding are 6,879 performance-based units at September 30, 2016.

INVITATION HOMES

NOTES TO UNAUDITED CONDENSED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

As of September 30, 2016, 35,524 Class B Units were fully vested. The estimated fair value of the 9,290 Units that vested during the nine months ended September 30, 2016 was $18,344. No Units are exercisable as the Units are only entitled to distributions after certain return thresholds are achieved.

The fair value of the Units was estimated as of September 30, 2016, using an income approach based on discounted cash flows and a market approach based on comparable companies and transactions. Significant inputs and assumptions utilized in applying these valuation approaches include discount rates, terminal capitalization rates, market rent growth rates, expense growth rates and revenue and EBITDA multiples of companies who we deemed to be comparable to us. These fair value estimates were then utilized in an Invitation Homes entity specific Monte-Carlo option pricing model for purposes of deriving a per unit fair value. The following table summarizes the significant inputs utilized in this model:

	September 30, 2016	September 30, 2015
Expected volatility(1)	28%-39%	27%-34%
Risk-free rate	0.66%	1.31%
Expected holding period (years)	1.5	3.0

(1)	Expected volatility is estimated based on the leverage adjusted historical volatility of certain of our peer companies over a historical term commensurate with the remaining expected holding period.

During the nine months ended September 30, 2016 and 2015, we recognized $13,023 and $22,267, respectively, of noncash incentive compensation expense, of which $12,724 and $18,161, respectively, was recorded in general and administrative expense, and $299 and $4,106, respectively, was recorded in property management expense. At September 30, 2016, there was $7,007 of unrecognized incentive unit compensation expense related to unvested units (excluding performance-based units), which is expected to be recognized over a weighted average period of between one and two years depending on the respective partnership.

Note 10—Fair Value Measurements

The carrying amounts of restricted cash, certain components of other assets, accounts payable and accrued expenses, resident security deposits, and other liabilities approximate fair value because of the short maturity of these amounts. The Company’s interest rate cap agreements are the only financial instruments recorded at fair value on a recurring basis within our condensed combined and consolidated financial statements and are not material to our condensed combined and consolidated financial statements.

Further, we believe the carrying amounts of the held to maturity investments, credit facilities, net, mortgage loans, net, and warehouse loans from BREP VII and Affiliates approximate their fair values as of September 30, 2016, which have been estimated by discounting future cash flows at market rates (Level 2).

INVITATION HOMES

NOTES TO UNAUDITED CONDENSED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

Our assets measured at fair value on a nonrecurring basis are those assets for which we have recorded impairments. See Note 2 for information regarding significant considerations used to estimate the fair value of our investments in real estate. The assets for which we have recorded impairments, measured at fair value on a nonrecurring basis, are summarized below:

	Nine Months Ended September 30,
Residential real estate held for sale (Level 3)	2016	2015
Pre-impairment amount	$40,657	$—
Total losses	(945)	—

Fair value	$39,712	$—

	Nine Months Ended September 30,
Residential real estate held for use (Level 3)	2016	2015
Pre-impairment amount	$2,407	$2,230
Total losses	(650)	(1,448)

Fair value	$1,757	$782

For additional information related to our single-family residential properties during the nine months ended September 30, 2016, refer to Note 3.

Note 11—Commitments and Contingencies

Insurance Policies

Pursuant to the terms of our credit facility agreements and the mortgage loan agreements (see Note 4), laws and regulations of the jurisdictions in which our properties are located, and general business practices, we are required to procure insurance on our properties. For the nine months ended September 30, 2016 and 2015, no material uninsured losses have been incurred with respect to the properties.

Legal Matters

We are subject to various legal proceedings and claims that arise in the ordinary course of our business. We accrue a liability when we believe that it is both probable that a liability has been incurred and that we can reasonably estimate the amount of the loss. We do not believe that the final outcome of these proceedings or matters will have a material adverse effect on our condensed combined and consolidated financial statements.

Note 12—Subsequent Events

Subsequent events have been evaluated through December 22, 2016 the date the condensed combined and consolidated financial statements were available to be issued.

Extensions of Existing Credit Facilities

On November 3, 2016, we amended the IH4 2014 credit facility to extend the maturity date from November 4, 2016 to May 5, 2017 for an extension fee of $961, or 0.175%. Additionally, the amendment removed the existing one-year extension option and provided for an additional six-month extension with a 0.175% extension fee.

INVITATION HOMES

NOTES TO UNAUDITED CONDENSED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

On December 5, 2016, we extended the maturity of the IH5 2014 credit facility from December 5, 2016 to June 5, 2017 for an extension fee of $1,440, or 0.25%.

Extension of Warehouse Loan

On October 11, 2016, the maturity date of the IH3 warehouse loan was extended from March 25, 2015 to December 31, 2017.

Extensions of Existing Mortgage Loans

On December 5, 2016, we exercised our second one-year extension option on IH1 2013-1, extending the maturity from December 9, 2016 to December 9, 2017.

On December 9, 2016, we exercised our first one-year extension option on IH1 2014-3, extending the maturity from December 9, 2016 to December 9, 2017.

Existing Debt Repayments

On November 1, 2016, a total of $5,165 of respective mortgage loan balances were paid off for 24 properties that had previously been identified as disqualified properties.

On November 4, 2016, we repaid $3,000 of our outstanding IH3 warehouse loan.

On December 16, 2016, we made repayments totaling approximately $73,000 on our IH1 2015, IH2 2015, IH4 2014 and IH5 2014 credit facilities, which were funded by operating cash flows and the release of restricted cash.

Residential Property Dispositions

Between October 1, 2016 and December 16, 2016, we disposed of 177 properties with a net carrying amount of $22,591 as of September 30, 2016, for gross proceeds of $28,072. Of those proceeds, $15,707 was used to make various repayments on our credit facilities and mortgage loans. At September 30, 2016, 89 of these properties were classified as investments in residential properties, and 88 were classified as held for sale and presented in other assets, net on our condensed combined and consolidated balance sheet.

On October 5, 2016, we executed a purchase and sale agreement for the disposition of 254 homes with a net carrying amount of $23,627 as of September 30, 2016, for an aggregate sales price of $32,447, subject to customary terms and conditions. At September 30, 2016, these properties were classified as held for sale in other assets, net on our condensed combined and consolidated balance sheet. Subsequently, we entered into an amendment to the purchase and sale agreement, which adjusted the portfolio to include 236 homes for an aggregate sales price of $30,175.

New Credit Facility

On December 16, 2016, Invitation Homes Operating Partnership LP (the “Operating Partnership”), an affiliate of the Company, entered into a commitment letter with a syndicate of banks, financial institutions and institutional lenders for a new credit facility (the “New Credit Facility”).

INVITATION HOMES

NOTES TO UNAUDITED CONDENSED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

The New Credit Facility will provide $2,500,000 of borrowing capacity and consist of:

•	A revolving credit facility, which will mature four years from the closing date of the New Credit Facility (the “Closing Date”), with a one-year extension option; and

•	A term loan facility, which will mature five years from the Closing Date.

The New Credit Facility would close and be funded in connection with a potential initial public offering associated with the Company and the Operating Partnership. At that time, the proceeds from the New Credit Facility will be used to repay existing indebtedness and for general corporate purposes. The New Credit Facility will bear interest at our election of either a base rate or LIBOR plus an applicable margin. The New Credit Facility will be guaranteed and secured by certain of the Invitation Homes Partnerships and certain Borrower Entities of the Company.

On December 21, 2016, the Operating Partnership entered into interest rate swap agreements with two financial institutions for an aggregate notional amount of $1,500,000 to hedge the risk arising from changes in one-month LIBOR. The interest rate swaps are effective February 28, 2017, will mature January 31, 2022 and will effectively convert our variable rate interest payments to a fixed rate of 1.97%. Certain of the Invitation Homes Partnerships and certain Borrower Entities have guaranteed the Operating Partnership’s obligations under the interest rate swaps.

Supplemental Bonus Plan

In October 2016, the Company established a supplemental bonus plan for certain key executives and employees. The payment of a bonus under the plan is triggered upon an initial public offering or exit event. The board of directors has the ability to determine whether the bonus will be paid in stock or cash and, in the event of an initial public offering, anticipates paying the bonus in stock.

Hurricane Matthew

Certain of our properties in the Florida and Carolina markets were impacted by Hurricane Matthew. The Company is assessing potential damages, which are estimated to be approximately $1.6 million to $1.8 million.

             Shares

Invitation Homes Inc.

Common Stock

PROSPECTUS

Deutsche Bank Securities

J.P. Morgan

BofA Merrill Lynch

Goldman, Sachs & Co.

Wells Fargo Securities

                    , 2017

Until                     , 2017 (25 days after the date of this prospectus), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31. Other Expenses of Issuance and Distribution.

The following table sets forth the estimated costs and expenses, other than the underwriting discount, payable by us in connection with the sale of the shares of common stock being registered hereby. All amounts shown are estimates except the SEC registration fee and the FINRA filing fee.

Filing Fee—Securities and Exchange Commission	$	*
Fee—Financial Industry Regulatory Authority, Inc.		*
Listing Fee—		*
Fees of Transfer Agent		*
Fees and Expenses of Counsel		*
Printing Expenses		*
Fees and Expenses of Accountants		*
Miscellaneous Expenses		*

Total		*

*	To be filed by amendment.

Item 32. Sales to Special Parties.

See “Item 33. Recent Sales of Unregistered Equity Securities.”

Item 33. Recent Sales of Unregistered Equity Securities.

On October 4, 2016, Invitation Homes Inc. issued 100 shares of its common stock, par value $0.01 per share, to Invitation Homes 2-A L.P. for $1.00 in cash. The issuance of such shares of common stock was not registered under the Securities Act, because the shares were offered and sold in a transaction by the issuer not involving any public offering exempt from registration under Section 4(a)(2) of the Securities Act.

Shares of common stock of Invitation Homes Inc. will be issued to certain of our pre-IPO owners pursuant to the Pre-IPO Transactions. See “Organizational Structure—Pre-IPO Transactions” in the prospectus that forms part of this registration statement for additional information. Such securities will be issued in reliance on the exemption contained in Section 4(a)(2) of the Securities Act, as transactions by issuers not involving a public offering. No general solicitation or underwriters will be involved in such issuances.

Item 34. Indemnification of Directors and Officers.

Maryland law permits us to include a provision in our charter eliminating the liability of our directors and officers to us and our stockholders for money damages, except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. Our charter will contain a provision that eliminates our directors’ and officers’ liability to the maximum extent permitted by Maryland law.

Maryland law requires us (unless our charter were to provide otherwise, which our charter will not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity. Maryland law permits us to indemnify our present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or certain other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Maryland law prohibits us from indemnifying a director or officer who has been adjudged liable in a suit by us or on our behalf or in which the director or officer was adjudged liable on the basis that a personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received; however, indemnification for an adverse judgment in a suit by us or on our behalf, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, Maryland law permits us to advance reasonable expenses to a director or officer upon our receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed if it is ultimately determined that the standard of conduct was not met.

To the maximum extent permitted by Maryland law, our charter will authorize us to indemnify any person who serves or has served, and our bylaws will obligate us to the maximum extent permitted by Maryland law, to indemnify any individual who is made or threatened to be made a party to or witness in a proceeding by reason of his or her service:

•	as our director or officer; or

•	while a director or officer and at our request, as a director, officer, partner, manager, member or trustee of another corporation, real estate investment trust, partnership, joint venture, limited liability company, trust, employee benefit plan or other enterprise, from and against any claim or liability to which he or she may become subject or that he or she may incur by reason of his or her service in any of these capacities, and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. Our charter and bylaws will also permit us to indemnify and advance expenses to any individual who served any of our predecessors in any of the capacities described above and any employee or agent of us or any of our predecessors.

Furthermore, our officers and directors are indemnified against specified liabilities by the underwriters, and the underwriters are indemnified against certain liabilities by us, under the underwriting agreement relating to this offering. See “Underwriting” in the prospectus that forms part of this registration statement.

We intend to enter into indemnification agreements with our directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Maryland law and our charter against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that, in the opinion of the SEC, such indemnification is against public policy and is therefore unenforceable.

In addition, our directors and officers will be indemnified for specified liabilities and expenses pursuant to the organizational documents of certain of our subsidiaries.

Item 35. Treatment of Proceeds from Stock Being Registered.

Not applicable.

Item 36. Financial Statements and Exhibits.

(a) See Page F-1 for an index of the financial statements that are being filed as part of this registration statement on Form S-11.

(b) See Page II-6 for a list of exhibits being filed as part of, or incorporated by reference into, this registration statement on Form S-11.

Certain agreements filed as exhibits to this registration statement contain representations and warranties that the parties thereto made to each other. These representations and warranties have been made solely for the benefit of the other parties to such agreements and may have been qualified by certain information that has been disclosed to the other parties to such agreements and that may not be reflected in such agreements. In addition, these representations and warranties may be intended as a way of allocating risks among parties if the statements contained therein prove to be incorrect, rather than as actual statements of fact. Accordingly, there can be no reliance on any such representations and warranties as characterizations of the actual state of facts. Moreover, information concerning the subject matter of any such representations and warranties may have changed since the date of such agreements.

Item 37. Undertakings.

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the purchase agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby further undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in Dallas, Texas, on the              day of                     , 2017.

Invitation Homes Inc.

By:
Name: John B. Bartling Jr.
Title: President and Chief Executive Officer

POWER OF ATTORNEY

Know all men by these presents, that each person whose signature appears below hereby constitutes and appoints John B. Bartling Jr., Ernest M. Freedman and Mark A. Solls, and each of them, any of whom may act without joinder of the other, the individual’s true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the person and in his or her name, place and stead, in any and all capacities, to sign this registration statement and any or all amendments, including post-effective amendments to the registration statement, including a prospectus or an amended prospectus therein and any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462 under the Securities Act, and all other documents in connection therewith to be filed with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact as agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement and power of attorney have been signed by the following persons in the capacities indicated on the          day of                 , 2017.

Signature	Title

John B. Bartling Jr.	President, Chief Executive Officer and Director (Principal Executive Officer)

Bryce Blair	Executive Chairman and Director

Nicholas C. Gould	Director

Jonathan D. Gray	Director

Robert G. Harper	Director

John B. Rhea	Director

Signature	Title

David A. Roth	Director

John G. Schreiber	Director

William J. Stein	Director

Ernest M. Freedman	Executive Vice President and Chief Financial Officer (Principal Financial Officer)

Kimberly K. Norrell	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)

EXHIBIT INDEX

Exhibit number	Description

1.1	Form of Underwriting Agreement*

3.1	Form of Charter of the Registrant*

3.2	Form of Amended and Restated Bylaws of the Registrant*

5.1	Opinion of Venable LLP regarding validity of the shares registered*

8.1	Opinion of Simpson Thacher & Bartlett LLP regarding certain tax matters*

10.1	Form of Amended and Restated Agreement of Limited Partnership of Invitation Homes Operating Partnership LP

10.2	Form of Stockholders’ Agreement*

10.3	Form of Registration Rights Agreement*

10.4	Form of Omnibus Incentive Plan†

10.5	Form of Director and Officer Indemnification Agreement†

10.6	Loan Agreement, between 2013-1 IH Borrower L.P. and German American Capital Corporation, dated as November 19, 2013**

10.7	Loan Agreement, between 2014-1 IH Borrower L.P. and German American Capital Corporation, dated as of May 30, 2014**

10.8	Loan Agreement, between 2014-2 IH Borrower L.P. and German American Capital Corporation, dated as of August 14, 2014**

10.9	Loan Agreement, between 2014-3 IH Borrower L.P. and German American Capital Corporation, dated as of November 12, 2014**

10.10	Loan Agreement, between 2015-1 IH2 Borrower L.P. and JPMorgan Chase Bank, National Association, dated as of January 29, 2015**

10.11	Loan Agreement, between 2015-2 IH2 Borrower L.P. and JPMorgan Chase Bank, National Association, dated as of April 10, 2015**

10.12	Loan Agreement, between 2015-3 IH2 Borrower L.P. and JPMorgan Chase Bank, National Association, dated as of June 25, 2015**

10.13	Loan Agreement, among THR Property Holdco L.P., Deutsche Bank Securities, Inc., Deutsche Bank AG, New York Branch, German American Capital Corporation, Wells Fargo Bank, N.A, the borrowers named therein and the lenders named therein, dated as of April 3, 2015**

10.14	Loan Agreement, among IH2 Property Holdco L.P., Deutsche Bank Securities, Inc., Deutsche Bank AG, New York Branch, German American Capital Corporation, Wells Fargo Bank, N.A, the borrowers named therein and the lenders named therein, dated as of September 29, 2015**

10.15	Loan Agreement (the “IH3 Credit Facility Agreement”), among IH3 Property Holdco L.P., Deutsche Bank Securities, Inc., JPMorgan Chase Bank, N.A., Credit Suisse AG, Cayman Islands Branch, Deutsche Bank AG, New York Branch, German American Capital Corporation, Wells Fargo Bank, N.A, the borrowers named therein and the lenders named therein, dated as of December 19, 2013**

10.16	Amendment No. 1 to the IH3 Credit Facility Agreement, among IH3 Property Holdco L.P., Deutsche Bank AG, New York Branch, German American Capital Corporation, Wells Fargo Bank, N.A, the borrowers named therein and the lenders named therein, dated as of December 18, 2014**

Exhibit number	Description

10.17	Amendment No. 2 to the IH3 Credit Facility Agreement, among IH3 Property Holdco L.P., Deutsche Bank AG, New York Branch, German American Capital Corporation, Wells Fargo Bank, N.A, the borrowers named therein and the lenders named therein, dated as of April 23, 2015**

10.18	Amendment No. 3 to the IH3 Credit Facility Agreement, among IH3 Property Holdco L.P., Deutsche Bank AG, New York Branch, German American Capital Corporation, Wells Fargo Bank, N.A, the borrowers named therein and the lenders named therein, dated as of May 1, 2015**

10.19	Amendment No. 4 to the IH3 Credit Facility Agreement, among IH3 Property Holdco L.P., Deutsche Bank AG, New York Branch, German American Capital Corporation, Wells Fargo Bank, N.A, the borrowers named therein and the lenders named therein, dated as of January 6, 2016**

10.20	Amendment No. 5 to the IH3 Credit Facility Agreement, among IH3 Property Holdco L.P., Deutsche Bank AG, New York Branch, German American Capital Corporation, Wells Fargo Bank, N.A, the borrowers named therein and the lenders named therein, dated as of March 28, 2016**

10.21	Amendment No. 6 to the IH3 Credit Facility Agreement, among IH3 Property Holdco L.P., Deutsche Bank AG, New York Branch, German American Capital Corporation, Wells Fargo Bank, N.A, JPMorgan Chase Bank, N.A., the borrowers named therein and the lenders named therein, dated as of May 27, 2016**

10.22	Loan Agreement (the “IH4 Credit Facility Agreement”), among IH4 Property Holdco L.P., Deutsche Bank Securities, Inc., Goldman Sachs Bank USA, Deutsche Bank AG, New York Branch, German American Capital Corporation, Wells Fargo Bank, N.A, the borrowers named therein and the lenders named therein, dated as of May 5, 2014**

10.23	Amendment No. 1 to the IH4 Credit Facility Agreement, among IH4 Property Holdco L.P., Deutsche Bank AG, New York Branch, German American Capital Corporation, Wells Fargo Bank, N.A, the borrowers named therein and the lenders named therein, dated as of April 23, 2015**

10.24	Amendment No. 2 to the IH4 Credit Facility Agreement, among IH4 Property Holdco L.P., Deutsche Bank AG, New York Branch, German American Capital Corporation, Wells Fargo Bank, N.A, the borrowers named therein and the lenders named therein, dated as of June 11, 2015**

10.25	Amendment No. 3 to the IH4 Credit Facility Agreement, among IH4 Property Holdco L.P., Deutsche Bank AG, New York Branch, German American Capital Corporation, Wells Fargo Bank, N.A, the borrowers named therein and the lenders named therein, dated as of May 5, 2016**

10.26	Loan Agreement (the “IH5 Credit Facility Agreement”), among IH5 Property Holdco L.P., Deutsche Bank Securities, Inc., Goldman Sachs Bank USA, JPMorgan Chase Bank, N.A., Deutsche Bank AG, New York Branch, German American Capital Corporation, Wells Fargo Bank, N.A, the borrowers named therein and the lenders named therein, dated as of December 5, 2014**

10.27	Amendment No. 1 to the IH5 Credit Facility Agreement, IH5 Property Holdco L.P., Deutsche Bank Securities, Inc., Deutsche Bank AG, New York Branch, German American Capital Corporation, Wells Fargo Bank, N.A, the borrowers named therein and the lenders named therein, dated as of April 23, 2015**

10.28	Loan Agreement, among IH6 Property Holdco L.P., Deutsche Bank Securities, Inc., Bank of America, N.A., Deutsche Bank AG, New York Branch, German American Capital Corporation, Wells Fargo Bank, N.A, the borrowers named therein and the lenders named therein, dated as of April 13, 2016**

10.29	Employment Agreement with John B. Bartling Jr., dated November 25, 2014†**

10.30	Employment Agreement with Dallas B. Tanner, dated November 9, 2015†**

10.31	Employment Agreement with Ernest M. Freedman, dated September 4, 2015†

Exhibit number	Description

10.32	Form of Restricted Stock Agreement†*

10.33	Invitation Homes 6 L.P. Bonus Award Program Letter Agreement†*

10.34	Invitation Homes Inc. Restricted Stock Grant and Acknowledgement†*

10.35	Award Notice and Restricted Stock Unit Agreement under the Invitation Homes Inc. 2017 Omnibus Incentive Plan†*

21.1	Subsidiaries of the Registrant

23.1	Consent of Deloitte & Touche LLP*

23.2	Consent of Venable LLP (included in the opinion filed as Exhibit 5.1)*

23.3	Consent of Simpson Thacher & Bartlett LLP (included in the opinion filed as Exhibit 8.1)*

23.4	Consent of John Burns Real Estate Consulting LLC*

24.1	Power of Attorney (included on signature pages to this registration statement)

*	To be filed by amendment.
**	Previously filed.
†	This document has been identified as a management contract or compensatory plan or arrangement.

Certain agreements filed as exhibits to this registration statement contain representations and warranties that the parties thereto made to each other. These representations and warranties have been made solely for the benefit of the other parties to such agreements and may have been qualified by certain information that has been disclosed to the other parties to such agreements and that may not be reflected in such agreements. In addition, these representations and warranties may be intended as a way of allocating risks among parties if the statements contained therein prove to be incorrect, rather than as actual statements of fact. Accordingly, there can be no reliance on any such representations and warranties as characterizations of the actual state of facts. Moreover, information concerning the subject matter of any such representations and warranties may have changed since the date of such agreements.